As filed with the Securities and Exchange Commission on October 28, 2004

Registration No. 333-113890

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 9

FORM S-11

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

AAMES INVESTMENT CORPORATION

(Exact name of registrant as specified in governing instruments)

350 S. Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Madden, Jr., Esq.

Executive Vice President, Secretary and General Counsel

350 S. Grand Avenue, 43rd Floor

Los Angeles, California 90071

(323) 210-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kenneth E. Kohler, Esq. Mayer, Brown, Rowe & Maw LLP 350 S. Grand Avenue, 25th Floor Los Angeles, California 90071 (213) 229-9500	William J. Cernius, Esq. James P. Beaubien, Esq. Latham & Watkins LLP 650 Towne Center Dr., 20th Floor Costa Mesa, California 92626

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We cannot sell any of the securities described in this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities, in any state where an offer or sale of the securities is not permitted.

Subject To Completion, Dated October 28, 2004

PROSPECTUS

50,500,000 Shares

Aames Investment Corporation

Shares of Common Stock

We were formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer our stockholders the opportunity for growing earnings and attractive dividend yields. Concurrently with the closing of this offering, we will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” We expect to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code and will elect to be taxed as a REIT commencing with our taxable year ending December 31, 2004.

This is our initial public offering. We are offering 50,500,000 shares of our common stock. We currently expect the offering price to be between $9 and $11. We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “AIC.”

There are certain limitations on the transferability of our shares of common stock. For more information, see “Description of Stock.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 16 for a description of such risks. Some, but not all, of the risks described in greater detail in the “Risk Factors” section include:

•    if we are not able to originate subprime hybrid/adjustable rate mortgage loans for our portfolio, our income and ability to make distributions to you may be reduced;

•    we have no operating history with respect to our proposed portfolio strategy and no experience operating a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk;

•    our earnings from holding mortgage-backed securities may be harmed by changes in the level of interest rates, changes to the difference between short and longer term interest rates, changes to the difference between interest rates for mortgage-backed securities compared to other debt instruments, and an absence of or reduction in the availability, at favorable terms, of repurchase financing and other liquidity sources typically utilized by mortgage REITs;

•    a downturn in the residential mortgage origination business, which is a cyclical industry currently at its highest levels ever, may harm our operation;

•    we intend to leverage our portfolio, which may adversely affect the return on our planned investments and may reduce cash available for distribution to you;

•    our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed;

•    if we fail to qualify or remain qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distributions; and

•    we may be unable to comply with the strict income distribution requirements applicable to REITs or compliance with those requirements could adversely affect our financial condition.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)%		$
Proceeds, before expenses, to us(1)	$	$

(1) Concurrent with the closing of this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, may purchase up to 5.0 million shares of our common stock at a price equal to the public offering price in this offering less the underwriting discount. These shares are not being registered as part of this offering and will be restricted securities. The affiliate’s participation in the concurrent private placement may be deemed to be underwriting compensation within the meaning of NASD Rule 2710. See “Underwriting.”

We have granted the underwriters an option to purchase up to 7,575,000 shares of common stock from us, exercisable within 30 days after the date of this prospectus, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares of common stock on or about                     , 2004.

FRIEDMAN BILLINGS RAMSEY

CREDIT SUISSE FIRST BOSTON	FLAGSTONE SECURITIES

The date of this Prospectus is                     , 2004.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Dealer Prospectus Delivery Requirement

Until                      2004, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

i

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in Aames Investment common stock. You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in Aames Investment common stock. In this prospectus, unless the context states or suggests otherwise, the descriptions of our business assume completion of the merger reorganization transactions described under “Our Structure and Formation Transactions.” Concurrently with this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, may purchase up to 5.0 million shares of our common stock at the public offering price less the underwriting discount. We sometimes refer to this private offering as the “concurrent private placement.” See “Underwriting.” Unless indicated otherwise, the information included in this prospectus assumes the completion of the concurrent private placement. In addition, unless indicated otherwise, the information included in this prospectus also assumes no exercise by the underwriters of the over-allotment option to purchase up to an additional 7,575,000 shares of common stock, and that the shares of common stock to be sold in this offering are sold at $10.00 per share, which is the mid-point of the range of prices indicated on the cover page of this prospectus.

Overview

We were formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer our stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the closing of this offering, we will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated approximately $7.0 billion of subprime residential mortgage loans in fiscal year ended June 30, 2004. Aames Financial was the eighth largest retail subprime originator and the seventeenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the first six months of 2004. Our strategy is to use our equity capital, including a portion of the net proceeds from this offering, and funds borrowed under revolving warehouse and repurchase facilities to finance our mortgage loan originations, and to use on-balance sheet securitizations to finance our REIT portfolio of mortgage loans. We will retain in our REIT portfolio a portion of the loans originated by Aames Financial, largely hybrid/adjustable rate mortgage loans, which accounted for 71.9% of its loan production for the fiscal year ended June 30, 2004. We expect Aames Financial to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

We expect to qualify as a real estate investment trust, or REIT, for federal income tax purposes, and Aames Financial will be our taxable REIT subsidiary. As a REIT, we generally will not be subject to federal income tax on the REIT income that we distribute to our stockholders. The taxable income generated by Aames Financial, our taxable REIT subsidiary following this offering, will be subject to regular corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. We intend to distribute a substantial majority of the earnings from our REIT portfolio of mortgage loans to our stockholders, while growing our equity capital base by retaining a portion of Aames Financial’s earnings.

We originate mortgage loans in 47 states through both wholesale and retail channels. Our wholesale channel operates five regional wholesale operations centers throughout the United States and originates loans through a network of approximately 4,760 independent mortgage brokers. Our retail channel has a network of 99 retail branch offices, including the National Loan Centers, directly serving borrowers throughout the United States. The following table shows the total originations of both our retail and wholesale channels for the year ended June 30, 2004.

	Year Ended June 30, 2004
	Loans Funded	Percentage of Total
	(in thousands)
Retail	$2,400,493	34.3%
Wholesale	4,588,501	65.7

Total	$6,988,994	100.0%

Until we can retain enough mortgage loans to meet certain REIT asset composition requirements, we may, in the short term, purchase mortgage-backed securities on a leveraged basis. While we have not established and do not expect to establish a limit on the amount of leverage we may incur, we generally expect to leverage our stockholders’ equity 10 to 14 times.

We underwrite each mortgage loan that we originate in both our wholesale and retail channels in accordance with our underwriting guidelines. We base our underwriting decisions on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s historical patterns of debt repayment, the amount of equity in the borrower’s property, debt ratios and other factors.

We expect to continue to use revolving warehouse and repurchase facilities to provide short-term funding for our mortgage loan originations. We will obtain long-term financing for the mortgage loans we intend to hold on our balance sheet by securitizing substantially all of those loans through on-balance sheet transactions. These securitizations will be structured as financings for both tax and financial accounting purposes and should not generate a gain or loss on sale. The loans will remain classified on our consolidated balance sheet as assets, with the securitization debt classified as a liability. We expect that we will generate taxable earnings from the loans that we securitize and/or retain in our REIT portfolio primarily through net interest income, net of losses due to defaults and delinquencies on the loans, and servicing fees and expenses we must pay. After this offering, Aames Financial, our taxable REIT subsidiary, will continue to sell whole loans not needed to maintain the REIT portfolio at targeted levels in order to capture any gain on the sale of these loans and thereby grow our equity capital base. Aames Financial will generate income primarily from gain on sale income, net interest income and origination fee income.

We expect that Aames Financial will continue to service residential mortgage loans for both itself and Aames Investment. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has approximately 81 servicing employees, and a portfolio of approximately $2.3 billion, and with its current servicing management and systems, its servicing platform is capable of servicing a portfolio of approximately $5.0 billion.

We will be a self-advised, internally-managed REIT. Our board of directors will consist of seven directors, six of whom are current Aames Financial directors, and our executive management team will consist of Aames Financial’s current executive management. More detailed information about our directors and executive management can be found under “Management.”

Recent Developments

On October 25, 2004, Aames Financial Corporation reported net income during the three months ended September 30, 2004 of $28.4 million, compared to net income of $28.7 million during the three months ended September 30, 2003. Net income during the three months ended September 30, 2004 and 2003 included income tax benefits of $5.3 million and $18.2 million, respectively. Stockholders’ equity at September 30, 2004 was $156.3 million, an increase of $25.7 million over stockholders’ equity of $130.6 million at June 30, 2004.

Net interest income during the three months ended September 30, 2004 increased $4.8 million, or 51.6%, to $14.1 million over $9.3 million during the three months ended September 30, 2003. However, other income, which is comprised of gain on sale of loans and loan servicing income, decreased $6.3 million, or 10.9%, to $51.7 million during the three months ended September 30, 2004 from $58.0 million during the three months ended September 30, 2003.

During the three months ended September 30, 2004, operating expenses, which included personnel, production and general and administrative expenses, decreased $14.1 million to $42.7 million from $56.8 million of total operating expenses during the three months ended September 30, 2003.

Gain on sale of loans and personnel expense are impacted by the timing of loan origination and sales, as net loan origination fees and costs related to mortgage loans originated and held for sale are deferred and recognized in gain on sale of loans at the time the mortgage loans are sold.

In addition, during the three months ended September 30, 2004, Aames Financial’s total mortgage loan production was $1.9 billion, compared to $1.5 billion of total mortgage loan production during the three months ended September 30, 2003 and $2.0 billion of total mortgage loan production during the three months ended June 30, 2004. All interim financial information is unaudited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interim Financial Results.”

Our Business Strategy

Our goal is to maximize stockholder value, increase earnings and provide investors with attractive dividend yields by:

•	Building a portfolio of high yielding subprime mortgage loans and leveraging our equity to increase the size of this portfolio and our returns, while at the same time managing our financing costs and the increased risk of loss associated with the leverage;

•	Continuing to improve our efficiency and loan quality by increasing the use of technology and continuously improving our underwriting criteria and processes in order to minimize defaults and losses and collecting comprehensive performance data on our portfolio to refine our underwriting guidelines and risk-based pricing;

•	Growing our loan originations by growing both our retail and wholesale channels, improving market penetration in our existing markets, increasing loan originations through the Internet and building the “Aames Home Loan” brand; and

•	Servicing our loans to enhance the performance of our retained portfolio, and growing our servicing operation with our portfolio which will lower our per loan servicing costs through economies of scale.

Our Competitive Advantages

We believe that we have the following competitive advantages:

•	Large Scale Originations Through Multiple Loan Origination Channels. We originate mortgage loans through both our retail and wholesale channels, which provide us with a more diverse, stable and responsive origination platform than many of our competitors.

•	Disciplined Underwriting Guidelines and Efficient Supporting Processes and Technology. Our use of technology to integrate sophisticated risk management models, maintain credit decision consistency and drive loss mitigation efforts has increased underwriting efficiency and lowered our costs.

•	Quality Customer Service. Our highly trained loan officers and account executives work closely with our customers and customer-focused processing and underwriting teams to provide quick loan approvals, quality service and to be responsive to borrowers’ and brokers’ needs, including funding to meet our customers’ timeline.

•	A Developed and Scalable Servicing Platform and Experienced Servicing Personnel. Aames Financial has an experienced subprime residential mortgage loan servicing team and a highly scalable servicing platform featuring experienced managers leading a team of approximately 81 employees that can be quickly grown to service our REIT portfolio.

•

Seasoned Management Team.    We hired an experienced CEO and a new senior management team beginning in 1999, who have successfully increased loan production, decreased unit costs of production and increased profits over the past four years. Our management team includes executives with significant experience with large commercial banks (including 20 years for our CEO and 15 years for our CFO), and experienced mortgage bankers and other financial services industry professionals with experience investing in and managing portfolios of residential mortgage loans and residential mortgage-backed securities.

Our History

Aames Financial and its predecessors have been originating subprime mortgage loans in California since 1954. The current holding company, Aames Financial, was formed in Delaware in 1991. In 1995, Aames Financial expanded its retail presence outside of California and began purchasing loans from correspondents. In August 1996, Aames Financial acquired its wholesale production channel through the acquisition of One Stop Mortgage, Inc. In 1999, Aames Financial consolidated its loan production channels into one company. The retail and wholesale production channels now operate under the name “Aames Home Loan.”

The disruption in the global capital and credit markets that occurred in the fall of 1998 had a severely adverse impact on the subprime mortgage market and Aames Financial’s business, liquidity and financial condition, which highlighted weaknesses in Aames Financial’s business model at that time. During that period, access to public equity and debt markets and revolving credit facilities to many subprime mortgage loan originators, including Aames Financial, was significantly restricted, resulting in liquidity problems. Market conditions caused Aames Financial to sell and securitize loans for less than its cost of purchasing or originating the loans.

In response to these problems, Aames Financial changed its business model and restructured its business by:

•	recapitalizing its balance sheet by securing equity investments in 1999-2001 of approximately $175.0 million, approximately $171.0 million of which was invested by Specialty Finance Partners, an affiliate of Capital Z Financial Services Fund II, LP, a $1.8 billion private equity investment fund focused on financial services and related companies;

•	reorganizing its management team by hiring a new CEO in 1999 and a new senior management team with significant experience with large commercial banks, mortgage banks and other financial services companies;

•	decreasing its per loan costs of production;

•	reducing its non-warehouse debt by $202.9 million, from $281.2 million at June 30, 1999, to $78.3 million at June 30, 2004;

•	eliminating its higher-risk correspondent business;

•	increasing its retail and wholesale loan production from $2.2 billion in fiscal 1999 to $7.0 billion in fiscal 2004; and

•	investing in technology, such as a loan origination system that automates certain underwriting processes, pricing and regulatory compliance, to improve loan quality and increase efficiencies.

As a result of these actions and improving business conditions, Aames Financial returned to profitability during the fiscal year ended June 30, 2002.

Risk Factors

Investing in our common stock involves risks. See “Risk Factors” for a description of such risks. Some, but not all, of the risks described in greater detail in the “Risk Factors” section include:

•	if we are not able to originate subprime hybrid/adjustable rate mortgage loans for our portfolio our income and ability to make distributions to you may be reduced;

•	we have no operating history with respect to our proposed portfolio strategy, and no experience operating as a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk;

•	our earnings from holding mortgage-backed securities may be harmed by changes in the level of interest rates, changes to the difference between short and longer term interest rates, changes to the difference between interest rates for mortgage-backed securities compared to other debt instruments, and an absence of or reduction in the availability, at favorable terms, of repurchase financing and other liquidity sources typically utilized by mortgage REITs;

•	a downturn in the residential mortgage loan origination business, which is a cyclical industry currently at its highest levels ever, may harm our operations;

•	we intend to leverage our portfolio, which may adversely affect the return on our planned investments and may reduce cash available for distribution to you;

•	our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed;

•	if we fail to qualify or remain qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distributions; and

•	we may be unable to comply with the strict income distribution requirements applicable to REITs or compliance with such requirements could adversely affect our financial condition.

Our Industry

The residential mortgage loan market is the largest consumer finance market in the United States. According to the September 17, 2004 report of the Mortgage Bankers Association of America, single family mortgage loan originations totaled $3.8 trillion in 2003 and are projected to total $2.7 trillion in 2004, with the decrease attributable to projected increases in mortgage loan interest rates. According to the Quarterly Data Report of The National Mortgage News for the first half of 2004, single family mortgage loan originations totaled $1.5 trillion during the first six months of 2004, and subprime residential mortgage loan originations totaled $290.4 billion during the first six months of 2004, or approximately 20% of the overall mortgage market during that period compared to $384.0 billion in 2003, or approximately 10% of the overall mortgage market in 2003. We believe subprime loan originations are less interest rate-sensitive than prime mortgages, as are purchase money mortgage loans and cash-out refinance loans.

Approximately 93.7% of our loan originations for Aames Financial’s fiscal year ended June 30, 2004 were debt consolidation cash-out refinances or purchase money loans and only 6.3% were rate-term refinances, which we believe make our origination volumes less vulnerable to declines resulting from increases in interest rates compared to rate-term refinance mortgage loans. We believe the subprime segment of the mortgage industry provides an opportunity for us to build a portfolio of mortgage loans that generates higher risk-adjusted returns on investment than would be available from a portfolio of prime mortgage loans.

Our Corporate Formation and Structure

This offering is being undertaken concurrently with the corporate reorganization by merger of Aames Financial described below as a result of which Aames Investment will become the parent company of Aames Financial. For more information, see “Our Structure and Formation Transactions.”

Aames Financial formed Aames Investment, a Maryland corporation, in February 2004, as its wholly-owned subsidiary, and caused Aames Investment to form two wholly-owned subsidiaries, Aames Newco, Inc. and Aames

TRS, Inc., each a Delaware corporation created for the interim purpose of effecting the merger reorganization and, in the case of Aames TRS, to be the successor to Aames Financial. Concurrently with the closing of this offering, Newco will merge with and into Aames Financial, with Aames Financial as the surviving entity. In the merger, the stockholders of Aames Financial will receive a combination of Aames Investment common stock and cash in exchange for their shares of Aames Financial stock. Such cash payments will be made from our net proceeds in this offering. Aggregate merger consideration expected to be between $279.0 million and $341.0 million will be paid 50% in cash and 50% in shares of Aames Investment common stock, to the stockholders of Aames Financial in the merger, although holders of Aames Financial common stock have the right to elect to receive the merger consideration payable in respect of Aames Financial common stock 100% in shares of Aames Investment common stock. Following the merger, Aames Financial will become a wholly-owned subsidiary of Aames Investment.

Also following the merger, as part of the overall plan of reorganization, Aames Financial will merge with and into Aames TRS, with Aames TRS surviving, adopting the name “Aames Financial Corporation” and continuing to conduct the Aames Financial business. For these reasons, we often refer to Aames TRS as Aames Financial. In the opinion of Mayer, Brown, Rowe & Maw LLP, our counsel, Aames Financial, Aames Investment, Newco and Aames TRS will not recognize gain or loss solely as a result of the merger transactions.

Immediately prior to the merger transactions, Aames Financial will have historical net operating loss carryforwards available to reduce its taxable income in future years for U.S. federal income tax purposes. As of June 30, 2004, Aames Financial had approximately $181.8 million of historical net operating loss carryforwards that expire from 2019 through 2024. The mergers, together with this offering, will effect an “ownership change” with respect to Aames Financial for U.S. federal income tax purposes. The result of this ownership change is that Aames TRS, which will succeed to Aames Financial’s net operating loss carryforwards (and will change its name to Aames Financial Corporation), will be subject to an annual limitation on the amount of its taxable income that it may offset with net operating loss carryforwards pursuant to Section 382 of the Internal Revenue Code. Owing to a number of factors, we nevertheless believe that the amount of Aames Financial’s net operating loss carryforwards that will be available to offset Aames TRS’s taxable income each year will still be substantial, and therefore that Aames TRS will have substantially lower effective tax rates in the future.

The following illustrates the corporate reorganization transactions and the resulting structure (including the effect of the closing of this offering):

(1)	These transactions reflect the Aames Financial/Newco merger that will become effective concurrently with the closing of this offering. Aames Financial will be the surviving entity in this merger.
(2)	This transaction reflects the Aames Financial/Aames TRS merger that will become effective after completion of the Aames Financial/Newco merger and the offering. Aames TRS will be the surviving entity in this merger.
(3)	Ownership percentages assume that the merger consideration is paid to Aames Financial stockholders 50% in cash and 50% in Aames Investment common stock (i.e., no Aames Financial common stockholder makes an all-stock merger consideration election), that the offering price of Aames Investment common stock is $10, the mid-point of the range set forth on the cover of this prospectus and that the concurrent private placement is completed. Ownership percentage excludes Aames Investment restricted common stock units issued in exchange for options to purchase Aames Financial common stock in connection with the merger as Aames Investment common stock underlying such units will not be distributed within 60 days of the effective time of the merger. Ownership percentage also excludes Aames Investment restricted common stock granted under the equity incentive plan as such shares will not vest within 60 days of the effective time of the merger.

Specialty Finance Partners, Aames Financial’s largest stockholder, is expected to receive aggregate consideration in the Aames Financial/Newco merger of $280.4 million in a combination of cash and Aames Investment common stock in exchange for its shares of Aames Financial stock, including 13,985,314 shares of Aames Investment common stock and 66,268 Aames Investment restricted common stock units.

Upon the closing of this offering, assuming a per share price of $10, which is the mid-point of the range of prices on the cover page of this prospectus, that no holders of Aames Financial make an all-stock merger consideration election and that the concurrent private placement is completed, our ownership structure (excluding options to purchase our common stock and restricted stock units which are not exchanged for Aames Investment common stock within 60 days of the initial public offering) is expected to be as follows:

71.1% New Public Stockholders

7.0% Affiliate of Friedman, Billings, Ramsey & Co. Inc.

19.7% Specialty Finance Partners (including its affiliates)

0.1% Directors and Executive Officers

2.1% Other Former Aames Financial Stockholders

In addition, we have reserved for future issuance under our equity incentive plan 7,350,000 shares of common stock.

For more information, see “Use of Proceeds.”

Restrictions on Ownership of Our Common Stock

Due to limitations on the concentration of ownership of REIT shares imposed by the Internal Revenue Code, our charter will generally prohibit, subject to specific exceptions approved by our board of directors, any person (which is generally used to refer to entities as well as individuals) from actually or constructively owning more than 9.8% in number or value (whichever is more restrictive) of our outstanding common stock or more than 9.8% of the value of our outstanding stock. Based on certain representations and covenants of Specialty Finance Partners that it has agreed to make to Aames Investment, Aames Investment’s board of directors is expected to waive the ownership limits for Specialty Finance Partners and its direct and indirect owners solely with respect to (a) stock received by Specialty Finance Partners in the corporate reorganization undertaken with the initial public offering and (b) stock held or beneficially owned by Specialty Finance Partners thereafter as a result of (i) the exercise of its rights pursuant to an award of options, restricted stock or restricted stock units granted by the board of directors, or a committee thereof, to certain of its directors affiliated with Specialty Finance Partners under any incentive stock or option plan approved by the board of directors and/or the stockholders of Aames Investment or (ii) receipt of stock or options to acquire stock pursuant to such an incentive plan. However, the charter provides that where a person acquires or owns our stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in our stock), then the person’s ownership of our stock (other than stock owned indirectly through a direct or indirect ownership interest in Specialty Finance Partners) will be subject to the 9.8% ownership limits in the charter. In addition, although the law on the matter is unclear, a tax might be imposed on us if our shares are held by certain governmental entities, certain tax exempt organizations exempt from the unrelated business income tax and certain cooperatives. Therefore, our charter will prohibit these entities from directly owning our shares. Our board of directors may, in its sole discretion, waive the ownership limits and restrictions with respect to a particular stockholder if our board is presented with evidence satisfactory to it that the ownership will not then or in the future jeopardize our status as a REIT or subject us to tax.

Our Distribution Policy

We will elect to be treated as a REIT for federal income tax purposes. Federal income tax law requires that a REIT distribute at least 90% of its REIT taxable income each year. For more information, please see “Material Federal Income Tax Considerations—Our Taxation as a REIT.”

To satisfy the requirements to qualify as a REIT, and to avoid paying tax on our income, we intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income to holders of our common stock. Any future distributions we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations. Our actual results of operations and our ability to pay distributions will be affected by a number of factors, including the revenue we receive from our loans, our operating expenses, and the ability of our customers to meet their loan payment obligations. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors” beginning on page 16.

Our Principal Office

Our principal executive office is located at 350 S. Grand Avenue, 43rd Floor, Los Angeles, CA 90071. Our telephone number is (323) 210-5000. Our Web address is http://www.aames.net. The information on our web site does not constitute a part of this prospectus.

The Offering

Shares of common stock offered by us	50,500,000

Shares of common stock outstanding after this offering	71,000,000(1)

Use of proceeds

We estimate the net proceeds that we receive in this offering will be approximately $464.7 million based on an assumed initial offering price of $10 per share which is the mid-point of the range set forth on the cover page of this prospectus.

We expect to use approximately $155.0 million in the aggregate, or 33.4% of the anticipated net proceeds, to pay cash amounts due to stockholders of Aames Financial in connection with the Aames Financial/Newco merger described in “Our Structure and Formation Transactions” (assuming no Aames Financial common stockholder makes the all-stock merger consideration election). The cash portion of the merger consideration expected to be paid from the net proceeds to Specialty Finance Partners, Aames Financial’s largest stockholder, for its shares of Aames Financial stock is $139.9 million, or 29.9% of the net proceeds. The aggregate compensation to be paid to the underwriters in the form of the underwriting discount is $35.4 million, or 7.0% of the aggregate proceeds.

Concurrent with the closing of this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, may purchase up to 5.0 million shares of our common stock at a price equal to the public offering price less the underwriting discount. These shares are not being registered as part of this offering and will be restricted securities. We estimate the net proceeds of the concurrent private placement will be approximately $46.5 million based upon an assumed initial public offering price at the mid-point of the range set forth on the cover page of this prospectus.

We expect to use the remaining net proceeds from this offering and the net proceeds from the concurrent private placement for general corporate purposes, including the origination and financing of mortgage loans. See “Use of Proceeds.”

New York Stock Exchange symbol	We intend to apply to list our shares of common stock on the New York Stock Exchange under the symbol “AIC.”

Closing of the offering and other matters

This offering is being undertaken in connection with the merger reorganization transactions described in “Our Structure and Formation Transactions.” The closing of this offering will occur concurrently with the consummation of the Aames Financial/Newco merger.

After this offering, Aames Financial will also use its own funds to redeem its outstanding $64.4 million of convertible subordinated debentures.

(1)	Assumes a share price of $10, which is the mid-point of the range of prices on the cover page of this prospectus. Includes 15.5 million shares issuable to Aames Financial stockholders in connection with the merger reorganization transaction described in “Our Structure and Formation Transactions,” assuming no holders of Aames Financial common stock make the all-stock merger consideration election and the underwriters do not exercise the over-allotment option to purchase Aames Investment common stock. Also includes 5.0 million shares sold to an affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement. Excludes shares exchangeable for restricted stock units and grants of restricted stock awards and other shares reserved for issuance in the future under our equity incentive plan.

Summary Financial Data

You should read the following summary historical and pro forma financial data in conjunction with our historical and unaudited pro forma consolidated financial statements and related notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The following table sets forth summary pro forma consolidated financial and operating data on an unaudited pro forma consolidated basis for Aames Investment and historical financial data for Aames Financial. The historical financial data reflects our business strategy prior to the completion of this offering. See “Business.” Accordingly, our historical financial results will not be indicative of future performance. We have not presented historical financial information for Aames Investment because Aames Investment was formed on February 24, 2004 and did not have any operations before that date.

The summary historical balance sheet data as of June 30, 2004 and 2003 of Aames Financial and summary statement of operations data for the years ended June 30, 2004, 2003 and 2002 of Aames Financial have been derived from the historical financial statements of Aames Financial audited by Ernst & Young LLP, our independent auditors, whose report with respect thereto is included elsewhere in this prospectus.

Our unaudited summary pro forma consolidated financial statements as of and for the year ended June 30, 2004 assume, as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data, the completion of our acquisition of Aames Financial, this offering and the concurrent private placement and the application of the net proceeds from each offering, to the extent discernable, contractual or as otherwise factually supportable, as described in “Use of Proceeds,” and assumes that 50% of the consideration payable to Aames Financial stockholders in the acquisition is paid in cash.

As the execution of our business plan is contingent upon the completion of this offering, it is assumed that the available net proceeds from this offering and the concurrent private placement are held as cash for purposes of this pro forma presentation and not invested in mortgage loans and mortgage-backed securities on a leveraged basis as contemplated by our business plan. As a result, our unaudited pro forma financial data is not indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated had this offering, the concurrent private placement and our acquisition of Aames Financial actually been completed at the beginning of the periods covered by the pro forma financial statements, nor does it purport to represent our future financial position or results of operations.

	Year Ended June 30,
	Pro Forma	Historical
	2004	2004	2003	2002
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Interest Income	$69,446	$69,446	$69,186	$83,161
Interest Expense	25,014	26,227	35,119	41,895

Net interest income	44,432	43,219	34,067	41,266
Other income:
Gain on sale of loans	208,447	208,447	135,573	95,530
Origination fees, net	53,354	53,354	53,198	55,986
Loan servicing	7,829	7,829	8,896	12,462

Total other income	269,630	269,630	197,667	163,978

Net interest income and other income	314,062	312,849	231,734	205,244
Operating expenses:
Personnel	182,937	160,169	131,608	114,800
Production	35,113	35,113	25,849	21,322
General and administrative	44,411	44,527	43,738	34,489
Write-down of residual interests	—	—	34,923	27,000

Total operating expenses	262,461	239,809	236,118	197,611
Nonoperating income:
Debt extinguishment income—Capital Z	—	—	24,970	—
Debt extinguishment income—others	—	—	6,741	—

Total nonoperating income	—	—	31,711	—

Income (loss) before income taxes	51,601	73,040	27,327	7,633
Provision (benefit) for income taxes	(17,674)	(17,674)	(1,839)	3,087

Net income (loss)	$69,275	$90,714	$29,166	$4,546

Net income (loss) to common stockholders:
Basic	$69,275	$77,660	$15,697	$(9,242)

Diluted	$69,275	$92,804	$29,166	$(9,242)

Net income (loss) per common share: Basic	$0.96	$11.02	$2.39	$(1.45)

Diluted	$0.95	$0.89	$0.30	$(1.45)

Cash dividends paid per common share	$—	$—	$—	$—

Weighted average number of common shares outstanding:
Basic	72,515	7,049	6,558	6,394

Diluted	72,553	104,364	96,053	6,394

	At June 30,
	Pro Forma	Historical
	2004	2004	2003	2002
	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$382,219	$22,867	$23,860	$17,391
Loans held for sale	1,012,165	1,012,165	406,877	462,068
Residual interests and mortgage servicing rights	44,120	44,120	129,452	200,217
Total assets	1,509,935	1,151,172	627,888	766,598
Revolving warehouse and repurchase facilities	961,433	886,433	343,675	383,119
Borrowings:
Financing Facility	13,887	13,887	74,116	—
5.5% Convertible Subordinated Debentures due March 2006	—	64,396	64,396	113,970
9.125% Senior Notes due November 2003	—	—	—	150,000

Total borrowings	$13,887	$78,283	$138,512	$263,970

Total liabilities	$1,031,165	$1,020,561	$574,914	$729,413
Stockholders’ equity	$478,770	$130,611	$52,974	$37,185

	At or During the Year Ended June 30,
	Historical
	2004	2003	2002
	(dollars in thousands)
Loan Production, Disposition and Servicing:
Loans originated:
Retail	$2,400,493	$1,795,447	$1,609,875
Wholesale(1)	4,588,501	2,650,733	1,632,634

Total	$6,988,994	$4,446,180	$3,242,509

Loans originated by interest rate type:
Retail:
Fixed rate	$832,425	$1,186,373	$996,191
Hybrid/adjustable rate	1,568,068	609,074	613,684

Total retail	$2,400,493	$1,795,447	$1,609,875

Wholesale:
Fixed rate	$1,130,761	$728,227	$226,585
Hybrid/adjustable rate	3,457,740	1,922,506	1,406,049

Total wholesale	$4,588,501	$2,650,733	$1,632,634

Total:
Fixed rate	$1,963,186	$1,914,600	$1,222,776
Hybrid/adjustable rate	5,025,808	2,531,580	2,019,733

Total	$6,988,994	$4,446,180	$3,242,509

Percentage of loan originations by broad purpose:
Cash-out refinance	60.4%	63.5%	61.7%
Purchase money	33.3	23.5	18.1
Rate/term refinance	6.3	13.0	20.2

	100.0%	100.0%	100.0%

Loan dispositions:
Whole loans sold	$6,433,871	$4,188,678	$2,610,041
Loans pooled and sold in securitizations	—	314,958	584,964

Total	$6,433,871	$4,503,636	$3,195,005

Total servicing portfolio at period end	$2,341,028	$1,739,632	$2,308,170

	At or During the Year Ended June 30,
	Historical
	2004	2003	2002
	(dollars in thousands)

Other Data:
Weighted average points on retail loan originations(2)	3.2%	3.6%	3.7%
Weighted average yield spread premium, net, on wholesale loan originations(2)	(0.5)%	(0.4)%	(0.3)%
Weighted average interest rate on loans produced(2):
Retail	7.3%	7.7%	8.9%
Wholesale	7.4%	8.0%	9.0%
Weighted average initial loan-to-value ratio(2)(3):
Retail	77%	77%	76%
Wholesale	82%	80%	79%
Weighted average credit score(2):
Retail	607	623	630
Wholesale	615	611	600
Number of:
Retail branches and National Loan Centers	99	93	100
Regional wholesale operations centers	5	4	4
Employees:
Loan origination	1,822	1,449	1,523
Loan servicing	81	104	118
All other	160	154	160

	2,063	1,707	1,801

Net yield:
Yield earned on loans held for sale	8.0%	7.7%	8.9%
Rate paid on amounts outstanding under revolving warehouse and repurchase agreements	(2.5)	(2.5)	(2.9)

Net yield	5.5%	5.2%	6.0%

Average gain on sale of loans	3.2%	3.0%	3.0%

(1)	Includes the purchase of closed loans on a continuous or “flow” basis from correspondents of $4.2 million, $19.3 million and $24.2 million during the years ended June 30, 2004, 2003 and 2002, respectively.
(2)	Computed on loan production during the period presented.
(3)	The weighted average initial loan-to-value ratio is determined by dividing the initial amount of the loan secured by the mortgage on the property by the appraised value at origination.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to Our Business Activities

If we are not able to originate subprime hybrid/adjustable rate mortgage loans for our portfolio our income and ability to make distributions to you may be reduced.

We intend to build a portfolio of subprime hybrid/adjustable rate mortgage loans that will, over time, be comprised primarily of mortgage loans that we originate. This source of mortgage loans is a key part of our strategy. For the fiscal year ended June 30, 2004, approximately 71.9% of our mortgage loan originations, as measured by principal balance, were hybrid/adjustable rate loans of a type that will be eligible to be included in our portfolio.

If we are not able to originate subprime hybrid/adjustable rate mortgage loans that meet our investment criteria in the volume we expect, the time required for, and the cost associated with, building our portfolio may be greater than expected, which could have an adverse effect on our results of operations and our ability to make distributions to you.

The delinquency rates in our portfolio may be higher than those prevailing in the mortgage banking industry due to the origination of lower credit grade mortgage loans by Aames Financial, which may cause us losses and reduce our ability to make distributions to you.

Aames Financial’s principal market includes borrowers who have credit histories that may limit such borrowers’ access to credit. These borrowers typically have higher rates of delinquency and default. If the delinquency and defaults in the loans in our portfolio exceed our projections, our income and ability to make distributions to you will decrease.

We have no operating history with respect to our proposed portfolio strategy and no experience operating a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk.

We have no prior history managing a portfolio of mortgage-backed securities. In addition, we do not have experience operating a business in compliance with the highly technical and complex rules that are associated with maintaining REIT status. Our failure to invest the available net proceeds of this offering in loans and securities meeting our investment criteria or inability to maintain REIT status could diminish our returns and have an adverse effect on our ability to make distributions to you. See “Risk Factors—Tax Risks.”

Our earnings from holding mortgage-backed securities may be harmed by changes in the level of interest rates, changes to the difference between short and longer term interest rates, changes to the difference between interest rates for mortgage-backed securities compared to other debt instruments, and an absence of or reduction in the availability, at favorable terms, of repurchase financing and other liquidity sources typically utilized by mortgage REITs.

A substantial portion of the net interest income generated by our securitized loans will be based upon the difference between the interest earned on the mortgage loans held in our portfolio and the interest paid to holders of the mortgage-backed securities. The interest expense on the mortgage–backed securities is typically adjusted monthly relative to market interest rates. The interest expense of the mortgage-backed securities typically adjusts faster than the interest income of the mortgage loan and, therefore, our net interest income can be volatile in response to changes in interest rates. Also, the net interest income we receive from securitizations will likely decrease and our cash flow will be reduced if a significant number of our loans default or if a large number of our loans with interest rates that are high relative to the rest of our loans prepay faster than expected.

Generally, the terms of our securitizations will require that a portion of the net interest income from the loans initially be used to pay down the principal balance of senior securities of a securitization trust to achieve over-collateralization. In addition, the application of the net interest income to the senior securities of a securitization trust is dependent upon the performance of the related mortgage loans. Therefore, there may be material variations in the amount, if any, of the net interest income distributed to us from period to period, and there may be extended periods, including the initial periods after closing a securitization, when we receive no net interest income. Any variations in the rate or timing of receipt of distributions could have a material adverse effect on our business, financial condition, liquidity, and results of operations. To the extent we are unable to use interest income from our securitization portfolio to fund our current business operations, we will be required to seek other sources for our financing needs.

A downturn in the residential mortgage origination business, which is a cyclical industry currently at its highest levels ever, may harm our operations.

The mortgage origination business has historically been a cyclical industry, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The residential mortgage industry has experienced rapid growth over the past three years due to declining interest rates. The Mortgage Bankers Association of America has predicted that residential mortgage originations will decrease in 2004 and 2005 due to rising interest rates. During periods of rising interest rates, refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. We expect this to result in a decreased volume of originations in the foreseeable future. Due to stable and decreasing interest rates over recent years, our historical performance may not be indicative of results in a rising interest rate environment, and our results of operations may be materially adversely affected if interest rates rise.

We intend to leverage our portfolio, which may adversely affect the return on our planned investments and may reduce cash available for distribution to you.

We intend to leverage our portfolio through borrowings, generally through the use of revolving warehouse and repurchase credit facilities, on-balance sheet securitizations, including the issuance of collateralized mortgage-backed debt securities. The amount of leverage we incur will vary depending on our ability to securitize loans in our portfolio to obtain credit facilities and our lenders’ estimates of the value of our portfolio’s cash flow.

Our debt service payments will reduce the net income available for distributions to you. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We have a target overall leverage amount of 10 to 14 times our stockholders’ equity, but there is no limitation on our leverage ratio or on the aggregate amount of our borrowings.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require substantial amounts of cash to fund our loan originations and to pay loan origination expenses. Holding our loans pending sale or, upon completion of this offering, securitization we may also require cash as our warehouse lines may not fund the entire principal balance of our loans, or if our loans are financed past the permitted term under our warehouse lines, or decline in value, we need cash to reduce our borrowing under the warehouse lines to the permitted level. We also need cash to satisfy our working capital, minimum REIT distribution requirements, financial covenants in our warehouse and repurchase facilities, and other needs. We finance the majority of the loans we make by borrowing from our warehouse and repurchase facilities and pledging the loans made as collateral. If the value of the loans we pledged as collateral declines, we will need cash to offset any decline in value. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our income exceeding our cash flow, we could be forced to borrow to raise capital on unfavorable terms in order to maintain our REIT status.

Additionally, as a REIT, we will be able to retain only a portion of our earnings as we are required each year to distribute to stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain). To the extent that we do not distribute 100% of our REIT taxable income, we will be taxed on any undistributed amounts. In addition, we cannot assure you that we will have access to funds to meet the distribution and other REIT qualification requirements. If we do not have access to the necessary funds, we may have to raise capital at inopportune times or borrow funds on unfavorable terms.

After-tax earnings generated by our taxable REIT subsidiaries and not distributed to us are not subject to these distribution requirements and may be retained by such subsidiaries to provide for future growth, subject to the limitations imposed by REIT tax rules. After the REIT conversion, we expect that a substantial amount of our business will be conducted through our taxable REIT subsidiaries.

We have not established a minimum distribution level and we may not have the ability to make distributions to you in the future.

All distributions will be made at the discretion of our board of directors out of funds legally available therefor and will depend on our earnings, our financial condition, maintenance of our REIT status and other factors that our board of directors may deem relevant from time to time. We have not established a minimum distribution level. Therefore, we cannot predict our ability to make distributions to you in the future.

To qualify as a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding capital gains. From time to time, we may distribute more than 100% of our REIT taxable income which would constitute a return of capital.

To the extent that we do not have enough cash available to pay the 90% distribution requirement, we may seek other sources of cash with which to fund the dividend and we may be forced to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the REIT distribution requirements.

If we are unable to leverage our equity to the extent we currently anticipate, the returns on our portfolio could be diminished, which may limit our earnings and ability to pay dividends to you.

If we are limited in our ability to leverage our assets, the returns on our portfolio may be harmed. A key element of our strategy is our intention to use leverage to increase the size of our portfolio in an attempt to enhance our returns. We intend to leverage our stockholders’ equity 10 to 14 times through the use of on-balance sheet securitizations.

We were incorporated only recently and have a limited operating history which may not provide you with a basis to determine the likelihood of us meeting our objectives.

Aames Investment was not formed until February 24, 2004 and had no operations prior to the completion of this offering. We are relying on capital raised in this offering to fund our initial investments in retained mortgage loans and residential mortgage-backed securities. As a result, we have no history managing a portfolio of mortgage loans or mortgage-backed securities held for investment for you to determine the likelihood of us achieving our investment objectives.

Interest rate fluctuations may cause losses.

We expect our primary interest rate exposure to relate to our mortgage loans, mortgage-backed securities and variable-rate debt, as well as the interest rate swaps and caps that we intend to utilize for risk management purposes. Changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also can affect our ability to originate or acquire mortgage loans or mortgage-backed securities, the value of our assets and our ability to realize gains from the sale of such assets. In a period of rising interest rates, our interest expense could increase while the interest we earn on our assets would not change as rapidly. This would adversely affect our profitability.

Our operating results will depend in large part on differences between income received from our assets, net of credit losses and our financing costs. For any period during which our assets are not match-funded, the income from such assets will adjust more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. We anticipate that increases in interest rates will tend to decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit or eliminate our ability to make distributions to you.

Adverse changes in the securitization and whole loan market would hurt our financial performance.

In order for us to continue our mortgage loan origination and purchase operations, we must be able to sell our mortgage loans in the securitization markets and Aames Financial, our taxable REIT subsidiary, must be able to sell the loans it makes in the whole loan sale and securitization markets on at least a quarterly basis. We use the cash proceeds from these sales to pay down warehouse and repurchase facilities and make new mortgage loans. The value of the mortgage loans depends on a number of factors, including general economic conditions, interest rates and governmental regulations. In addition, we rely on institutional purchasers, such as investment banks, financial institutions and other mortgage lenders, to purchase bonds issued in securitization transactions and mortgage loans in the whole loan market. We cannot be sure that we can sell or securitize our mortgage loans on at least a quarterly basis. Adverse changes in the securitization and whole loan markets may affect our ability to securitize or sell our mortgage loans for acceptable prices within a reasonable period of time, which would hurt our earnings.

The use of securitizations with over-collateralization requirements may have a negative impact on our cash flow.

We expect that our on-balance sheet securitizations will restrict our cash flow if loan delinquencies or losses exceed certain levels. The terms of securitizations generally provide that, if certain delinquencies and/or losses exceed specified levels, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed those levels. An increase in the level of over-collateralization required may restrict our ability to receive net interest income from a securitization transaction.

We are required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which would hurt our earnings.

We are required under agreements governing our securitization transactions and whole loan sales to repurchase or replace mortgage loans which do not conform to representations and warranties we make at the time of sale. In addition, Aames Financial may be obligated, in certain whole loan sales, to buy back mortgage loans if the borrower defaults on the first few payments of principal and interest due after the loan is sold. Our repurchase obligations could hurt our earnings and have a material adverse effect on our financial position because we would likely take a loss on any repurchased loans.

We make a significant amount of our mortgage loans in California, Florida, New York and Texas, and our operations could be hurt by economic downturns or natural disasters in these states.

During the fiscal year ended June 30, 2004, Aames Financial originated 34.6%, 17.3%, 7.3% and 6.8% of our mortgage loans in California, Florida, New York and Texas, respectively. At June 30, 2004, 30.0%, 17.5%, 6.9% and 6.6% of our servicing portfolio consisted of mortgage loans secured by real estate in California, Florida, New York and Texas, respectively. Declines in the economy generally or residential real estate markets in any of these states may reduce the demand for mortgage loans or increase losses in the event of foreclosure, either of which would hurt our earnings.

The occurrence of a natural disaster may cause a sudden decrease in the value of real estate in any of these states and would likely reduce the value of the properties collateralizing the mortgage loans we made. Historically, California has been vulnerable to earthquakes, erosion-caused mudslides and wildfires, and Florida and Texas have been vulnerable to tropical storms, hurricanes and tornadoes. Since such natural disasters are not typically covered by the standard hazard insurance policies maintained by borrowers, the borrowers have to pay for repairs due to such disasters. Uninsured borrowers may not repair the property or may stop paying their mortgage loans if the property is damaged. This would cause the number of foreclosures to increase and decrease our ability to recover losses on properties affected by the disasters.

Declining real estate values could harm our operations.

We believe the risks associated with our business will be more acute during periods of declining real estate values. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing home to support the refinancing of their existing mortgage loans or the purchase of new homes at higher levels of borrowings. Further, declining real estate values significantly increase the likelihood that we will incur increased payment delinquencies, foreclosures and losses on our loans in the event of default. Therefore, any sustained period of declining real estate values could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

Our business is subject to extensive federal and state regulation which may limit our ability to operate and could decrease our earnings.

Our operations are subject to extensive rules and regulations by federal, state and local governmental authorities. Federal and several state and local laws, rules and regulations have been adopted in recent years, or are under consideration, that are intended to eliminate certain lending practices, often referred to as “predatory” lending practices, that are considered to be abusive. These laws, rules and regulations impose certain limitations on points and fees charged by the lender or the annual percentage rate, or APR, of the loan, and may expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. Many of these laws, rules and regulations also seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. Accordingly, the companies that buy our loans or provide financing for our loan originations generally will not purchase or finance any loans subject to these types of laws, rules and regulations.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans we make. In addition, the difficulty of managing the compliance risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for subprime loans. These laws, rules and regulations have increased our cost of doing business as we have been required to develop systems and procedures to comply with these requirements. Our policy is to avoid originating loans that meet or exceed the APR or “points and fees” thresholds of these laws, rules and regulations. In addition, many of these state laws, rules and regulations are not applicable to the mortgage operations of banks or other financial institutions and, therefore, these institutions may have a competitive advantage over us.

Recently, the federal government created the national “Do Not Call Registry” which prohibits companies from telemarketing to those individuals who signed the registry. A significant part of our retail marketing consists of telemarketing, and the registry has reduced our ability to telemarket to retail customers which could reduce our retail loan production. In addition, a number of states have enacted similar laws restricting telemarketing sales which could further reduce our retail production.

Our failure to comply with the laws, rules and regulations discussed above can lead to liabilities and other burdens on us, including, but not limited to, civil and criminal liability (including the trebling of fines or damages under some laws in certain circumstances), administrative enforcement actions, an inability to renew our current warehouse financing facilities or secure alternate or additional warehouse facilities, the loss of state licenses or permits required for continued lending and servicing operations and legal defenses that adversely affect our ability to enforce loans, or give the borrower the right to rescind or cancel the loan transaction. Accordingly, if we are found to have failed to comply with these laws, rules and regulations, we could be subject to fines or damages that could materially adversely affect our business, financial condition and results of operations.

Aames Financial is the subject of current investigations by governmental agencies and consumer groups and have been the subject of negative publicity, which could adversely affect our business and attract class action litigation against us.

On April 27, 2004, Aames Financial received a civil investigative demand, or demand, from the Federal Trade Commission, or the FTC, that, although not alleging any wrongdoing, sought documents and data relating to Aames Financial’s business and lending practices. The demand was issued pursuant to an April 8, 2004 resolution of the FTC authorizing non-public investigations of various unnamed subprime lenders and loan brokers to determine whether there have been violations of the federal Consumer Credit Protection Act and the Federal Trade Commission Act. Aames Financial has cooperated and intends to continue to cooperate fully with the FTC in this investigation. Because the investigation is at an early stage, Aames Financial cannot predict the outcome of the investigation and its effect, if any, on Aames Financial’s business.

On September 7, 2004, Aames Financial received a Civil Investigative Demand and Notice to Proceed from the Office of the Attorney General of Iowa, that, although not alleging any wrongdoing, sought documents and data relating to Aames Financial’s business and lending practices in Iowa. Aames Financial intends to cooperate fully with the Office of the Attorney General of Iowa in this investigation. Because the investigation is at an early stage, Aames Financial cannot predict the outcome of the investigation and its effect, if any on Aames Financial’s business in Iowa, which approximated 0.3% of total mortgage loan production during the year ended June 30, 2004.

On April 26, 2004, Aames Financial was contacted by the National Community Reinvestment Coalition, or NCRC, a non-profit trade association. NCRC asserts that, under a grant from the United States Department of Housing and Urban Development, NCRC conducted an investigation of certain Aames Financial branches, as well as multiple other lenders, which investigation purportedly resulted in evidence of violations of fair lending laws involving discriminatory treatment of minority loan applicants. Although Aames Financial does not agree with NCRC’s assertions, Aames Financial is discussing the matter with NCRC and intends to work with NCRC to reach a mutually satisfactory result.

On October 10, 2004, The New York Times published an article entitled “Erase Debt Now (Lose Your House Later),” which did not allege any wrongdoing by Aames Financial, but suggested that Aames Financial or its employees may have engaged in practices disadvantageous to a particular borrower, including possible inadequate verification of the borrower’s income and reliance on a possibly inaccurate appraisal. While Aames Financial does not believe it engaged in any improper or illegal activity, such allegations or suggestions, whether proven or unproven, could have an adverse effect on our business and attract class action litigation against us.

Aames Financial becomes involved, from time to time, in a variety of mortgage lending related claims, governmental inquiries, claims by consumer groups and other matters incidental to its business in addition to the matters described above. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

Our failure to comply with the laws, rules and regulations governing mortgage lending can lead to liabilities and other burdens on us, including, but not limited to, civil and criminal liability (including the trebling of fines or damages under some laws in certain circumstances), administrative enforcement actions, an inability to renew our current warehouse financing facilities or secure alternate or additional warehouse facilities, or the loss of state licenses or permits required for continued lending and servicing operations. Regulatory fines and damage awards levied against other subprime lenders in several recent highly publicized cases have been significant and in certain circumstances severe. Accordingly, if we are found to have failed to comply with these laws, rules and regulations, we could be subject to fines or damages that could materially adversely affect our business, financial condition and results of operations.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such liability on parties that take assignments of such loans. Recently, for example, the FTC entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, although we have not incurred any such fines or penalties, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers.

Many of our competitors in the mortgage banking market are larger and have greater financial resources than we do, and may make it difficult for us to compete successfully.

We face intense competition in the business of originating, purchasing and selling mortgage loans. Many of our competitors are substantially larger and have considerably greater financial resources and lower costs of capital than we do. In the future, we may also face increased competition from government-sponsored entities, such as Fannie Mae and Freddie Mac. These government-sponsored entities may enter the subprime mortgage market and target potential customers in our highest credit grades, who constitute a significant portion of our customer base. Additional competition may lower the rates we can charge borrowers and increase the cost to purchase mortgage loans, which would decrease our earnings on the sale or securitization of these loans.

Increased competition may also reduce the volume of our mortgage loan originations and mortgage loan sales and increase the demand for our experienced personnel and the potential that such personnel will leave for competitors.

In a declining interest rate environment, loan prepayment rates may increase, adversely affecting yields on our planned investments.

The value of the assets we plan to acquire may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase and the proceeds of such prepayments are likely to be reinvested by us in assets with lower yields than the yields on the assets that were prepaid. In addition, the market value of any mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

The mortgage loans we may invest in are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.

Residential mortgage loans are secured by residential properties and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by residential property typically is dependent primarily upon the income or assets of the borrower. In addition, the ability of the borrower to repay their mortgage loan may be affected by, among other things: property location and condition, competition and demand for comparable properties, changes in zoning laws for the property or its surrounding area, environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions, declines in regional or local real estate values, increases in interest rates, real estate tax rates, changes in governmental rules, regulations and fiscal policies, including environmental legislation, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral that we can realize upon foreclosure and sale and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and could limit the amount we have available for distribution to you. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan.

The terms of our warehouse credit facilities and reverse repurchase agreements may restrict our ability to pay dividends in situations where we are not currently in compliance with certain financial and other covenants.

The terms of our warehouse credit facilities and reverse repurchase agreements contain a number of restrictive financial and other covenants that, among other things, require us to maintain a minimum ratio of total liabilities to tangible net worth, minimum levels of tangible net worth, liquidity and stockholders’ equity and maximum leverage ratios, as well as to comply with applicable regulatory and other requirements. These facilities and agreements may restrict our ability to pay any dividends to you if we are not in compliance with the covenants.

We may change our investment strategy without your consent, which may result in our investing in riskier investments than our currently planned investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in our investment strategy may increase our exposure to, among other things, credit risk, interest rate risk and real estate market fluctuations.

Our hedging transactions may limit our gains or result in losses.

We intend to use derivatives, primarily interest rate swaps and caps, to hedge our liabilities and this has certain risks, including the risk that losses on a hedging transaction will reduce the amount of cash available for distribution to you and that such losses may exceed the amount invested in such instruments. Our board of directors will adopt a general policy with respect to the use of derivatives, which will generally allow us to use derivatives when we deem appropriate for risk management purposes, but does not set forth specific guidelines. To the extent consistent with maintaining our status as a REIT, we may use derivatives, including interest rate swaps and caps, options, term repurchase contracts, forward contracts and futures contracts, in our risk management strategy to limit the effects of changes in interest rates on our operations. However, a hedge may not be effective in eliminating the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives in a hedging transaction.

An interruption in service or breach in security of our information systems could impair our ability to originate loans on a timely basis and may result in lost business.

We rely heavily upon communications and information systems to conduct our business. Any failure or interruption in service or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received and processed and reduced efficiency in loan servicing. We cannot assure you that no material failures or interruptions will occur or, if they do occur, that we or the third parties on whom we rely will adequately address them. The occurrence of any failures or interruptions could significantly harm our business.

Failure to maintain our Investment Company Act exemption may harm our operations and our market price.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us. To maintain our exemption, the assets that we may acquire will be limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we could, among other things, be required either to change the manner in which we conduct our operations to avoid being required to register as an investment company or to register as an investment company, either of which could have an adverse effect on our operations and the market price of Aames Investment common stock.

Risks Related to Our Organization and Structure

Our charter will contain ownership limits and restrictions on transferability of our stock which may inhibit potential acquisition bids and limit the market price of our stock.

In order to maintain our status as a REIT, no more than 50% of the value of our outstanding shares, including any outstanding preferred shares, after taking into account options to acquire shares, may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities), and the shares must be beneficially owned by 100 or more persons (which generally refers to entities as well as individuals) during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year. To assist us in satisfying these requirements, our charter will generally prohibit, subject to specific waivers or exceptions approved by our board of directors, any person from actually or constructively owning more than 9.8% (in value or number, whichever is more restrictive) of our outstanding common stock or more than 9.8% of the value of our outstanding stock. Based on certain representations and covenants from Specialty Finance Partners to Aames Investment, Aames Investment’s board of directors will waive the ownership limits for Specialty Finance Partners and its direct and indirect owners solely with respect to (a) stock received by Specialty Finance Partners in the corporate reorganization undertaken with the initial public offering and (b) stock held or beneficially owned by Specialty Finance Partners thereafter as a result of (i) the exercise of its rights pursuant to an award of options, restricted stock or restricted stock units granted by the board of directors, or a committee thereof, to certain of its directors affiliated with Specialty Finance Partners under any incentive stock or option plan approved by the board of directors and/or the stockholders of Aames Investment or (ii) receipt of stock or options to acquire stock pursuant to such an incentive plan. However, when an individual or entity acquires or owns our stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in our stock), then the individual’s or entity’s ownership of our stock will be subject to the 9.8% ownership limits in the charter, which would also take into account the amount of Aames Investment stock held by Specialty Finance Partners attributed to the individual or entity. The constructive ownership rules are complex and may cause shares of our stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These restrictions may:

•	discourage a tender offer or other transactions or a change in management or control that might involve a premium price for our shares or otherwise be in the best interests of our stockholders; or

•	cause shares acquired by a person in excess of the 9.8% ownership limit to be automatically transferred to a trust and, as a result, such person would not obtain any benefits of owning the additional shares.

Our charter will permit our board of directors to issue additional stock with terms that may discourage a third party from acquiring us in a transaction that might otherwise have involved a premium over the then prevailing price of our stock.

Our charter will authorize us to issue additional authorized but unissued shares of common stock or preferred stock and our board, without any action by our stockholders, will also be able to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class we have the authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the issuance of common stock or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares.

Our charter will prohibit certain entities from owning our shares which might reduce the demand for our shares by limiting the potential purchasers of our shares.

Although the law on the matter is unclear, if a REIT owns an interest in a taxable mortgage pool and certain types of entities are stockholders of the REIT, a tax might be imposed on the REIT. To prevent us from being subject to this tax in that event, our charter will prohibit our shares from being held directly by the entities that might cause this tax to be imposed on us. These entities include: the United States; any State or political subdivision thereof; any foreign government; any international organization, any agency or instrumentality of any of the foregoing, any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Provisions of Maryland law may limit the ability of an unsolicited third party to acquire control of our company in a transaction that might otherwise have involved a premium over the then prevailing price of our stock.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

•	“unsolicited takeover” provisions of Maryland law that permit our board of directors, without stockholder approval, to implement possible takeover defenses, such as a classified board or two-thirds vote requirement for removal of directors.

We have opted out of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, become subject to the control share provisions of the MGCL in the future. We have also, by resolution of our board, excluded any business combination with us from the business combination provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated at any time in the future. There can also be no assurance that the “unsolicited takeover” provisions that we may not yet have will not be implemented by our board of directors in the future.

Provisions of our charter and bylaws may limit the ability of a third party to acquire control of our company in a transaction that might otherwise have involved a premium over the then prevailing price of our stock.

Our charter permits the removal of a director only upon cause and the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors and provides that vacancies may be filled only by a majority of the remaining directors. Our bylaws require advance notice of a stockholder’s intention to nominate directors or present business for consideration by stockholders at an annual meeting of our stockholders. Our charter and bylaws also contain other provisions that may delay, defer, or prevent a transaction or change in control that involves a premium price for our common stock or that for other reasons may be desired by our stockholders.

Risks Related to this Offering

There is currently no public market for Aames Investment’s common stock and an active trading market for the common stock may never develop following this offering.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list the common stock on the New York Stock Exchange in connection with this offering, but even if the common stock is approved for listing, an active trading market for the common stock may never develop or be sustained. The common stock may have limited trading volume, and many investors may not be interested in owning the common stock because of the inability to acquire or sell a substantial block of the common stock at one time. This illiquidity could have an adverse effect on the market price of the common stock.

Aames Investment’s stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

Even if an active trading market develops for Aames Investment’s common stock after this offering, the market price of the common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in the common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of the common stock include:

•	general economic conditions, including changes in market interest rates;

•	actual or anticipated changes in our future financial performance;

•	changes in financial estimates by securities analysts;

•	competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships or capital commitments;

•	the operations and stock performance of our competitors;

•	fluctuations in our quarterly operating results;

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market; and

•	additions or departures of senior management and key personnel.

If the market price of the common stock declines significantly, you may be unable to resell your common stock at or above the public offering price. We cannot assure you that the market price of the common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

The public offering price may be higher than the market price of Aames Investment’s common stock after this offering.

The value of the public offering price was not established in a competitive market. Instead, this value was based, in part, upon our negotiations with the representative of the underwriters. This exchange value and the price of Aames Investment’s common stock in the offering does not necessarily bear any relationship to our book value, the fair market value of our assets or the value of cash and stock consideration that Aames Financial stockholders will receive, and may be higher than the market price of the common stock after this offering.

Future sales of shares of Aames Investment common stock by insiders, Specialty Finance Partners and an affiliate of Friedman, Billings, Ramsey & Co., Inc. may depress the price of the common stock.

Any sales of a substantial number of shares of Aames Investment common stock, or the perception that those sales might occur, may cause the market price of the common stock to decline. Based on an offering price of $10 per share, which is the midpoint of the range set forth on the cover of this prospectus, after this offering, the merger, the concurrent private placement and the expiration of any applicable transfer restrictions imposed in connection with this offering, our directors and our executive officers will have the ability to sell approximately 1% of our common stock, Specialty Finance Partners will have the ability to sell approximately 19.7% of our common stock and an affiliate of Friedman, Billings, Ramsey & Co., Inc. acquiring shares in the concurrent private placement will be able to sell 7.0% of our common stock. Although our directors and executive officers and Specialty Finance Partners have agreed with the underwriters not to sell the common stock they hold for 180 days after this offering, and the affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement would agree with us not to sell the common stock it purchases for a period of 180 days, they may sell a significant number of shares after that time, which could depress the price of the common stock.

Tax Risks

If we fail to qualify or remain qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distributions.

We intend to qualify as a REIT under the Internal Revenue Code. The requirements for this qualification, however, are highly technical and complex and even a technical or inadvertent mistake could jeopardize our REIT status. If we fail to meet these requirements, our distributions will not be deductible to us, and we will have to pay a corporate level tax on our income. This would substantially reduce our earnings, our cash available to pay distributions and your yield on your investment in our shares. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. As a result, the amount of funds available for distribution to our stockholders would be reduced for the year or years involved.

If ownership of our shares becomes concentrated in a small number of individuals, we may fail to qualify as a REIT.

To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of our outstanding shares, including any outstanding preferred shares, after taking into account options to acquire shares, may be owned, actually or constructively, by five or fewer individuals (including, for this purpose, certain entities) during the last half of a taxable year, other than our first year.

To qualify as a REIT under the Internal Revenue Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year. We believe that it is unlikely that our shares will be held by fewer than 100 persons, but there can be no assurance that it will not occur.

To assist us in satisfying these requirements, there will be ownership limits and restrictions on transferability of shares in our charter.

We may be unable to comply with the strict income distribution requirements applicable to REITs, or compliance with such requirements could adversely affect our financial condition.

To obtain the favorable treatment associated with qualifying as a REIT, we must distribute to our stockholders with respect to each year at least 90% of our net taxable income excluding capital gains. In addition, we are subject to a tax on the undistributed portion of our income at regular corporate rates and also may be subject to a non-deductible 4% excise tax on the amount by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of: (1) 85% of our ordinary income for the calendar year, (2) 95% of our capital gains net income for the calendar year, other than capital gains we elect to retain and pay tax on, and (3) 100% of undistributed taxable income from prior periods. We could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if conditions are not favorable for borrowing.

Recent change in taxation of corporate dividends may adversely affect the value of our shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to most domestic non-corporate taxpayers by a REIT on its stock except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders are still generally subject to less U.S. federal income taxation than earnings of a non-REIT C corporation which are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic non-corporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations would generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the domestic non-corporate taxpayer’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of price or relative to other investments.

To comply with the REIT income and asset tests we may have to acquire qualifying real estate assets that are not part of our overall business strategy, and which might not be the best alternative.

As a REIT, 75% of the value of our total assets must consist of specified real estate related assets and certain other specified types of investments, and 75% of our gross income must be earned from specified real estate related sources and certain other specified types of income. If the value of the real estate securing each of our loans, determined at the date of acquisition of the loans acquired after the offering is completed (and possibly certain other times), is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of that loan will not be a qualifying real estate asset and a portion of the interest income will not be qualifying real estate income. Accordingly, to determine the extent to which our loans constitute qualifying assets for purposes of the REIT asset tests and the extent to which the interest earned on our loans constitute qualifying income for purposes of the REIT income tests, we must determine the value of the real estate at the time we acquire each loan and possibly certain other times. There can be no assurance that the IRS will not disagree with our determinations and assert that a lower value is applicable, which could negatively impact our ability to qualify as a REIT. These considerations also might restrict the types of loans that we can make in the future. In addition, we may have to acquire other assets that qualify as real estate (for example, interests in other mortgage loan portfolios or mortgage-backed securities) that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing loans that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the 100% prohibited transactions tax, we may choose not to engage in certain sales of loans and not to securitize loans in a manner that would be treated as a sale of the loans for federal income tax purposes (except for sales of loans made by Aames Financial, our taxable REIT subsidiary), even though such sales or securitization transactions might otherwise be beneficial for us.

Even if we qualify as a REIT, the income earned by our taxable REIT subsidiaries will be subject to U.S. federal income tax.

We expect to own one or more taxable REIT subsidiaries, including Aames Financial. A taxable REIT subsidiary is taxed as a regular C corporation, and the income from the activities of Aames Financial described above, and other income earned by our taxable REIT subsidiaries will therefore be subject to a corporate level tax, notwithstanding that we qualify as a REIT. However, we anticipate that Aames Financial will have substantially lower effective tax rates due to historical net operating loss carryforwards for U.S. federal income tax purposes. As of June 30, 2004, Aames Financial had approximately $181.8 million of historical federal net operating loss carryforwards that expire from 2019 through 2024. Subject to annual limitations, these losses are available to offset future income. However, the present U.S. federal tax treatment of net operating loss carryforwards may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. tax laws concerning net operating loss carryforwards could adversely affect Aames Financial’s ability to use its net operating loss carryforwards. Substantially all operations conducted by Aames Financial before the merger will continue to be conducted by Aames Financial after the merger.

The REIT qualification rules impose limitations on the types of investments and activities that we may undertake which may preclude us from pursuing the most economically beneficial investment alternatives.

In order to qualify as a REIT, we must satisfy certain income and asset tests, which require that a certain specified percentage of our income and assets be comprised of certain types of income and assets. Satisfying these requirements might limit our ability to undertake investments and activities that would otherwise be beneficial to us. For example, from time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire mortgage loans, any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or for other purposes, or to the extent that a portion of our mortgage loans is not secured by real estate assets or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. Although we intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT, we may choose not to engage in certain hedging transactions of the type we have undertaken in the past (except through our taxable REIT subsidiaries), even though such transactions might otherwise be beneficial for us.

The “taxable mortgage pool” rules may limit the manner in which we effect future securitizations and limit our returns on these transactions, making them less profitable.

There is a significant likelihood that our future securitizations, to the extent patterned after Aames Financial’s existing securitizations, would be considered to result in the creation of taxable mortgage pools. As a REIT, so long as we own 100% of the equity interests in the taxable mortgage pool, we would not be adversely affected by the characterization of our securitizations as taxable mortgage pools (assuming that we do not have any stockholders who might cause a corporate income tax to be imposed upon us by reason of our owning a taxable mortgage pool). We would be precluded, however, from selling to outside investors equity interests in our securitizations, as we have done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude us from engaging in the types of sales that we have used with respect to our prior securitizations to maximize our returns from securitization transactions.

We may be required to allocate “excess inclusion income” to our stockholders which could result in adverse tax consequences for our stockholders.

Our future securitization transactions likely will result in the creation of taxable mortgage pools, with the result that a portion of our income from that arrangement could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of a residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price of such interests at the beginning of the quarter multiplied by (ii) 120% of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate

(30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

U.S. federal income tax treatment of REITs and investments in REITs may change which may cause us to lose the tax benefits of operating as a REIT.

The present U.S. federal income tax treatment of a REIT and an investment in a REIT may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. federal income tax laws and interpretations of these laws could adversely affect us and the tax consequences of an investment in us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this prospectus that are “forward-looking statements.” The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations thereof are intended to identify forward-looking statements. The statements appear in a number of places in this prospectus and include statements that are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider the following risks before you make an investment in our common stock:

•	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business;”

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel; and

•	changes in our industry, interest rates or the general economy.

We caution you not to put undue reliance on these forward-looking statements. The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed under the caption “Risk Factors.” You should carefully review the risk factors discussed in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds that we receive in this offering will be approximately $464.7 million, based upon an assumed public offering price of $10 per share, which is the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $535.1 million after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We expect to use approximately $155.0 million in the aggregate, or 33.4% of the anticipated net proceeds, to pay cash amounts due to stockholders of Aames Financial in connection with the Aames Financial/Newco merger described under “Our Structure and Formation Transactions” (assuming no Aames Financial common stockholder makes the all-stock merger consideration election). The cash portion of the merger consideration expected to be paid from the net proceeds to Specialty Finance Partners, Aames Financial’s largest stockholder, in exchange for its shares of Aames Financial stock is $139.9 million.

We expect to use the remaining net proceeds for general purposes, including the origination and financing of mortgage loans.

A tabular presentation of our estimated use of proceeds that we will receive in this offering, assuming that the underwriters’ over-allotment option is not exercised and no holders of Aames Financial common stock make the all-stock merger consideration election, follows:

	Dollar Amount	Percentage
	(in thousands)
Gross offering proceeds to us	$505,000	100.0%
Underwriting discounts and commissions	$35,350	7.0%
Other expenses of offering	$5,000	1.0%
Net offering proceeds	$464,650	92.0%
Estimated amount of net proceeds used to pay cash component of merger consideration to Aames Financial stockholders	$155,000	30.7%
Estimated amount of net proceeds used for general corporate purposes and working capital	$309,650	61.3%
Total net offering proceeds used	$464,650	92.0%

In addition, concurrent with the closing of this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, may purchase up to 5.0 million shares of our common stock at a price equal to the public offering price in this offering less the underwriting discount. These shares are not being registered as part of this offering and will be restricted securities. We estimate the net proceeds of the concurrent private placement will be approximately $46.5 million based upon an assumed initial public offering price at the mid-point of the range set forth on the cover page of this prospectus. We expect to use the net proceeds from the concurrent private placement in the same manner as the remaining net proceeds of the initial public offering.

After this offering, Aames Financial will also use its own funds to redeem its $64.4 million of outstanding convertible subordinated debentures.

We currently have a swap derivative agreement with Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC, one of our co-managing underwriters, through which we purchase derivative securities to hedge against interest rate fluctuations. In implementing our hedging strategy going forward, it is possible that we could use a portion of the net proceeds from this offering to purchase derivative securities from Credit Suisse First Boston International under our swap derivative agreement.

DISTRIBUTION POLICY

Distributions Following This Offering

We will elect to be treated as a REIT for federal income tax purposes. U.S. federal income tax law requires that a REIT distribute at least 90% of its REIT taxable income excluding capital gains. From time to time, we may distribute more than 100% of our REIT taxable income which would constitute a return of capital. For more information, please see “Material U.S. Federal Income Tax Considerations—Our Taxation as a REIT.”

To satisfy the requirements to qualify as a REIT and to avoid paying income or excise tax on our income as a REIT, we intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income and capital gains net income to holders of our common stock. We expect to make our first distribution approximately 30 days following the first quarter-end after the offering takes place. Any future distributions we make will be at the discretion of our board of directors and will depend upon a number of factors, including:

•	our results of operations;

•	the timing of interest and principal we receive from our loans and securities;

•	our obligation to pay debt service on our borrowings;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors that our board of directors deems relevant.

Our REIT taxable income may exceed our cash available for distribution and the requirement to distribute a substantial portion of its net taxable income could cause us to:

•	sell assets in adverse market conditions;

•	borrow on unfavorable terms; or

•	distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt in order to comply with the REIT distribution requirements.

For more information regarding risk factors that could materially adversely affect our actual results of operations and our ability to pay distributions, please see “Risk Factors” beginning on page 16.

Historical Distributions

Prior to this offering and since September 1998, Aames Financial has not paid any distributions to the holders of Aames Financial common stock. In September 2004, June 2004, March 2004 and December 2003, Aames Financial paid dividends of $2.9 million, $2.9 million, $2.9 million and $58.6 million, respectively, to holders of its preferred stock. Specialty Finance Partners received a total of $65.0 million of such dividend payment amounts.

Aames Financial is expected to make distributions of approximately $1.0 million to pay dividends on preferred stock that have accrued prior to the closing of this offering.

CAPITALIZATION

The following table sets forth:

•	Aames Financial’s actual capitalization as of June 30, 2004 (unaudited);

•	our pro forma capitalization at June 30, 2004 as adjusted to give effect to the redemption of the 5.5% convertible subordinated debentures (assuming there are no conversions into Aames Financial common stock by holders of such debentures prior to the debentures’ redemption by Aames Financial shortly after the IPO) and the reorganization of entities under common control prior to the sale of our common stock in this offering; and

•	our pro forma capitalization as of June 30, 2004 to give effect to the sale of shares of our common stock in this offering and the concurrent private placement at an assumed offering price of $10 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated expenses payable by us in connection with this offering and the application of the net proceeds of the offering as described under the heading “Use of Proceeds”.

This table should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	June 30, 2004
	Historical	Pro Forma Reorganized Aames Investment Prior to IPO	Pro Forma As Adjusted
	(unaudited and in thousands)
Debt:
Borrowings	$78,283	$13,887	$13,887
Revolving warehouse and repurchase facilities	886,433	961,433	961,433

Total debt	$964,716	$975,320	$975,320

Stockholders’ equity:
Aames Investment:
Common Stock, par value $0.01 per share; 500,000,000 shares authorized; 72,553,000 shares outstanding	$—	$171	$726
Preferred Stock, par value $0.01 per share; 160,000,000 shares authorized; none issued	—	—	—
Aames Financial:
Series A Preferred Stock, par value $0.001 per share; 500,000 shares authorized; none outstanding	—	—	—
Series B Convertible Preferred Stock, par value $0.001 per share; 29,704,000 shares authorized; 26,704,000 shares outstanding	27	—	—
Series C Convertible Preferred Stock, par value $0.001 per share; 34,500,000 shares authorized; 19,788,000 shares outstanding	20	—	—
Series D Convertible Preferred Stock, par value $0.001 per share; 108,566,000 shares authorized; 59,920,000 shares outstanding	60	—	—
Series E Preferred Stock, par value $0.001 per share; 26,700,000 shares authorized; none outstanding	—	—	—
Common Stock, par value $0.001 per share; 400,000,000 shares authorized; 7,171,000 shares outstanding	7	—	—
Additional paid-in capital	418,095	279,262	789,857
Retained deficit	(287,598)	(311,813)	(311,813)

Total stockholders’ equity (deficit)	130,611	(32,380)	478,770

Total debt and capitalization	$1,095,327	$942,940	$1,454,090

DILUTION

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per common share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our outstanding common stock. After giving effect to:

(a)	the issuance of 15.5 million shares of common stock and payment of $155.0 million in cash to existing holders of Aames Financial stock, warrants and options to acquire Aames Financial stock that are exercised in connection with the acquisition of Aames Financial (assuming no Aames Financial common stockholder makes an all-stock merger consideration election),

(b)	the sale of the common stock offered by this prospectus, at an assumed public offering price of $10 per share, and our receipt of approximately $464.7 million in net proceeds from this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by us,

(c)	the issuance of restricted stock units covering 1,515,274 shares of common stock to Capital Z Management, LLC (as designee for options issued to Aames Financial directors affiliated with Specialty Finance Partners), our independent directors, members of senior management and other key employees in exchange for unexercised common stock options from Aames Financial’s stock option plans with an exercise price below the per share consideration payable to Aames Financial common stockholders in the reorganization, and

(d)	the private placement of 5.0 million shares of common stock concurrently with this offering to an affiliate of Friedman, Billings, Ramsey & Co., Inc. at an assumed price of $10 per share less the underwriting discount and our receipt of $46.5 million in cash, our pro forma net tangible book value as of June 30, 2004 would have been approximately $478.8 million, or $6.60 per common share. This amount represents an immediate increase in net tangible book value of $5.44 per share to existing stockholders prior to this offering and the concurrent private placement and an immediate dilution in pro forma net tangible book value of $3.40 per common share to new investors. The $6.60 pro forma net tangible book value per share after the initial public offering and the concurrent private placement represents an immediate increase in net tangible book value of $8.50 per share to existing stockholders prior to this initial public offering when giving effect to the reorganized Aames Investment prior to the initial public offering. The following table illustrates this dilution:

Assumed public offering price		$10.00
Net tangible book value per share as of June 30, 2004(1)	$1.25
Decrease in net tangible book value per share for pro forma effect of the reorganization prior to the initial public offering	(3.15)

Pro forma reorganized net tangible book value per share after the pro forma effect of the reorganization prior to the initial public offering and the concurrent private placement	(1.90)
Increase in net tangible book value per share for pro forma effect of the initial public offering	7.24

Pro forma net tangible book value per share after the initial public offering and before the concurrent private placement	5.34
Increase in net tangible book value per share for pro forma effect of the concurrent private placement	1.26

Pro forma net tangible book value per share after the initial public offering and the concurrent private placement		6.60

Dilution per share to new investors		$3.40

If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing stockholders will decrease to 19.7% of the total shares outstanding, and the number of shares held by new investors will increase to 63,075,000, or 80.3% of the total shares outstanding.

(1)	Historical net tangible book value per share at June 30, 2004 was calculated by dividing stockholders’ equity by the number of diluted shares outstanding at June 30, 2004. Fully diluted shares outstanding at June 30, 2004 includes the effects of the assumed conversion of applicable preferred shares and convertible debentures into common stock and also includes the effects of the assumed exercise of applicable warrants and common stock options, except when such effects were antidilutive. Pro forma net tangible book value per share at June 30, 2004 was calculated by dividing pro forma stockholders’ equity by the pro forma number of fully diluted shares outstanding at June 30, 2004 assuming the effects of the offering, the merger and the concurrent private placement, as described above.

The following table illustrates how the historical net tangible book value per share and pro forma net tangible book value per share at June 30, 2004 were calculated (dollars in thousands, except per share data).

	At June 30, 2004
	Historical	Pro forma Reorganized Aames Investment Prior to IPO and Private Placement	Pro forma
Stockholders’ equity	$130,611	$(32,380)	$478,770
Divided by fully diluted shares outstanding	104,364	17,053	72,553

Net tangible book value per share	$1.25	$(1.90)	$6.60

OUR STRUCTURE AND FORMATION TRANSACTIONS

This offering is being undertaken in connection with the corporate reorganization of Aames Financial described below as a result of which Aames Investment will become the parent company of Aames Financial.

Aames Financial formed Aames Investment, a Maryland corporation, in February 2004, as its wholly-owned subsidiary, and caused Aames Investment to form two wholly-owned subsidiaries, Aames Newco, Inc. and Aames TRS, Inc., each a Delaware corporation created for the interim purpose of effecting the merger reorganization and, in the case of Aames TRS, to be the successor to Aames Financial. Concurrently with the closing of this offering, Newco will merge with and into Aames Financial, with Aames Financial as the surviving entity. In the merger, the stockholders of Aames Financial will receive a combination of Aames Investment common stock and cash in exchange for their shares of Aames Financial stock. Such cash payments will be made from our net proceeds in this offering. Aggregate merger consideration expected to be between $279.0 million and $341.0 million will be paid, 50% in cash and 50% in shares of Aames Investment common stock, to the stockholders of Aames Financial in the merger, although holders of Aames Financial common stock may elect to receive the merger consideration payable in respect of Aames Financial common stock 100% in shares of Aames investment common stock. Following the merger, Aames Financial will become a wholly-owned subsidiary of Aames Investment.

Also following the merger, as part of the overall plan of reorganization, Aames Financial will merge with and into Aames TRS, with Aames TRS surviving, adopting the name “Aames Financial Corporation” and continuing to conduct the Aames Financial business. For these reasons, we often refer to Aames TRS as Aames Financial. In the opinion of Mayer, Brown, Rowe & Maw LLP, our counsel, Aames Financial, Aames Investment, Newco and Aames TRS will not recognize gain or loss solely as a result of the merger transactions.

Immediately prior to the merger transactions, Aames Financial will have historical net operating loss carryforwards available to reduce its taxable income in future years for U.S. federal income tax purposes. As of June 30, 2004, Aames Financial had approximately $181.8 million of historical federal net operating loss carryforwards that expire from 2019 through 2024. The mergers, together with this offering, will effect an “ownership change” with respect to Aames Financial for U.S. federal income tax purposes. The result of this ownership change is that Aames TRS, which will succeed to Aames Financial’s net operating loss carryforwards (and will change its name to Aames Financial Corporation), will be subject to an annual limitation on the amount of its taxable income that it may offset with net operating loss carryforwards pursuant to Section 382 of the Code. Owing to a number of factors, we nevertheless believe that the amount of Aames Financial’s net operating loss carryforwards that will be available to offset Aames TRS’s taxable income each year will still be substantial, and therefore that Aames TRS will have substantially lower effective tax rates in the future.

The following illustrates the corporate reorganization transactions and the resulting structure (including the effect of the closing of this offering):

(1)	These transactions reflect the Aames Financial/Newco merger that will become effective concurrently with the closing of this offering. Aames Financial will be the surviving entity in this merger.
(2)	This transaction reflects the Aames Financial/Aames TRS merger that will become effective after completion of the Aames Financial/Newco merger and the offering. TRS will be the surviving entity in this merger.
(3)	Ownership percentages assume merger consideration is paid to Aames Financial stockholders 50% in cash and 50% in Aames Investment common stock (i.e., no Aames Financial common stockholders makes an all-stock merger consideration election), that the offering price of our common stock is $10, the mid-point of the range set forth on the cover of this prospectus, and that the concurrent private placement is completed. Ownership percentage excludes Aames Investment restricted common stock units issued in exchange for options to purchase Aames Financial common stock in connection with the merger as Aames Investment common stock underlying such units will not be distributed within 60 days of the effective time of the merger. Ownership percentage also excludes Aames Investment restricted common stock granted under the equity incentive plan as such shares will not vest within 60 days of the effective time of the merger.

The Aames Financial/Newco merger and the closing of this offering will become effective concurrently. The Aames Financial/Newco merger must be approved by Aames Financial’s stockholders before it can be consummated.

Under the terms of the merger approved by the boards of directors and stockholders of Aames Financial and Aames Investment, at an offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this prospectus, Aames Financial common stockholders would receive merger consideration valued at $2.795 for each share of Aames Financial common stock. The holders of the Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock would, for every share of Aames Financial common stock into which such preferred shares are convertible pursuant to their conversion terms, receive a per share premium of 15% over the value of the consideration received by holders of in respect of a share of Aames Financial common stock. Holders of the Series B convertible preferred stock (each share of which is convertible into five shares of Aames Financial common stock) would receive merger consideration valued at $3.214 for every five shares of Series B convertible preferred stock, and holders of Series C convertible preferred stock and Series D convertible preferred stock (each share of which is convertible into one share of Aames Financial common stock) would receive merger consideration valued at $3.214 for each share of their Series C convertible preferred stock and Series D convertible preferred stock.

Specialty Finance Partners and its affiliates, as the holders of 26,704,000 shares of Series B convertible preferred stock, 18,827,346 shares of Series C convertible preferred stock, 58,823,529 shares of Series D convertible preferred stock, a warrant for 5,000,000 shares of Series D convertible preferred stock with an exercise price of $0.85 per share, and options with an exercise price below the per share merger consideration received by the holders of Aames Financial common stock to purchase 950,000 shares of common stock, would receive a total of 13,985,314 shares of Aames Investment common stock representing approximately 19.7% of the Aames Investment common stock outstanding immediately after the merger and this offering, 66,268 Aames Investment restricted common stock units and $139,853,167 in cash.

After the merger, this offering and the concurrent private placement, Specialty Finance Partners would own less than a majority of the shares of Aames Investment. Specialty Finance Partners would, however, be our largest stockholder.

We will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with our taxable year ending December 31, 2004. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual annual (or in some cases, quarterly) operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that our intended manner of operation will enable our company to meet the requirements for taxation as a REIT for federal income tax purposes. As a result of our election to be taxed as a REIT, we will change our fiscal year end to December 31 from June 30.

As a REIT, we generally will not be subject to federal income tax on REIT taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

Following completion of this offering and the mergers, Aames Investment and Aames Financial will make a joint election for Aames Financial to be treated as our taxable REIT subsidiary. Aames Financial and its subsidiaries may earn income and engage in activities that might otherwise jeopardize our status as a REIT. For example, Aames Financial, as a taxable REIT subsidiary, could earn fees from origination of loans and servicing loans that we do not own for federal income tax purposes, neither of which will be qualifying income for purposes of the REIT income tests, without jeopardizing our status as a REIT. A taxable REIT subsidiary is taxed as a regular corporation, and its income will therefore be subject to federal, state and local corporate level tax.

SELECTED FINANCIAL AND OTHER DATA

The following table presents selected historical consolidated financial data for Aames Financial, which is deemed to be our predecessor for accounting purposes. The historical financial statements of Aames Financial represent the combined financial condition and results of operations of Aames Financial and its subsidiaries. In addition, the historical consolidated financial data included herein reflects our business strategy prior to the completion of this offering. See “Business.” Accordingly, our historical financial results will not be indicative of our future performance. Since the information does not provide all of the information contained in our financial statements, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including related notes, contained elsewhere in this prospectus.

	Year Ended June 30,
	2004	2003	2002	2001	2000
	(in thousands, except per share data)
Statement of Operations Data:
Interest income	$69,446	$69,186	$83,161	$86,477	$94,569
Interest expense	26,227	35,119	41,895	57,180	55,023

Net interest income	43,219	34,067	41,266	29,297	39,546
Other Income:
Gain on sale of loans	208,447	135,573	95,530	73,435	48,098
Origination fees, net	53,354	53,198	55,986	47,430	37,951
Loan servicing	7,829	8,896	12,462	14,989	15,654

Total other income	269,630	197,667	163,978	135,854	101,703

Net interest income and other income	312,849	231,734	205,244	165,151	141,249
Operating expenses:
Personnel	160,169	131,608	114,800	98,404	93,239
Production	35,113	25,849	21,322	19,034	26,718
General and administrative	44,527	43,738	34,489	42,748	57,805
Write-down of residual interests	—	34,923	27,000	33,600	82,490

Total operating expenses	239,809	236,118	197,611	193,786	260,252
Nonoperating income:
Debt extinguishment income—Capital Z	—	24,970	—	—	—
Debt extinguishment income—others	—	6,741	—	—	—

Total nonoperating income	—	31,711	—	—	—

Income (loss) before income taxes	73,040	27,327	7,633	(28,635)	(119,003)
Provision (benefit) for income taxes	(17,674)	(1,839)	3,087	1,889	3,369

Net income (loss)	$90,714	$29,166	$4,546	$(30,524)	$(122,372)

Net income (loss) to common stockholders:
Basic	$77,660	$15,697	$(9,242)	$(44,445)	$(130,498)

Diluted	$92,804	$29,166	$(9,242)	$(44,445)	$(130,498)

Net income (loss) per common share:
Basic	$11.02	$2.39	$(1.45)	$(7.11)	$(21.02)

Diluted	$0.89	$0.30	$(1.45)	$(7.11)	$(21.02)

Cash dividends paid per common share	$—	$—	$—	$—	$—

Weighted average number of common shares outstanding:
Basic	7,049	6,558	6,394	6,251	6,209

Diluted	104,364	96,053	6,394	6,251	6,209

Cash Flow Data:
Cash provided by (used in) operating activities	$(415,458)	$141,692	$9,390	$(5,936)	$99,391
Cash used in investing activities	(3,905)	(2,124)	(4,192)	(5,048)	(2,664)
Cash provided by (used in) financing activities	418,370	(133,099)	(15,390)	28,388	(107,312)

Net increase (decrease) in cash and cash equivalents	$(993)	$6,469	$(10,192)	$17,404	$(10,585)

	At June 30,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$22,867	$23,860	$17,391	$27,583	$10,179
Loans held for sale, at lower of cost or market	1,012,165	406,877	462,068	417,164	398,921
Residual interests and mortgage servicing rights	44,120	129,452	200,217	244,383	303,302
Total assets	1,151,172	627,888	766,598	785,397	790,364
Revolving warehouse and repurchase facilities	886,433	343,675	383,119	393,301	375,015
Borrowings:
Financing Facility	13,887	74,116	—	—	—
5.5% Convertible Subordinated Debentures due March 2006	64,396	64,396	113,970	113,970	113,970
10.5% Senior Notes due February 2002	—	—	—	5,750	11,500
9.125% Senior Notes due November 2003	—	—	150,000	150,000	150,000

Total borrowings	$78,283	$138,512	$263,970	$269,720	$275,470

Total liabilities	$1,020,561	$574,914	$729,413	$739,512	$715,886
Stockholders’ equity	$130,611	$52,974	$37,185	$45,885	$74,478

	At or During the Year Ended June 30,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Loan Production, Disposition and Servicing:
Loans originated or purchased:
Retail	$2,400,493	$1,795,447	$1,609,875	$1,180,551	$783,700
Wholesale(1)	4,588,501	2,650,733	1,632,634	1,191,079	1,295,600
Correspondent	—	—	—	—	—

Total	$6,988,994	$4,446,180	$3,242,509	$2,371,630	$2,079,300

Loans originated by interest rate type:
Retail:
Fixed rate	$832,425	$1,186,373	$996,191	$837,451	N/A
Hybrid/adjustable rate	1,568,068	609,074	613,684	343,100	N/A

Total retail	$2,400,493	$1,795,447	$1,609,875	$1,180,551	N/A

Wholesale:
Fixed rate	$1,130,761	$728,227	$226,585	$149,575	N/A
Hybrid/adjustable rate	3,457,740	1,922,506	1,406,049	1,041,504	N/A

Total wholesale	$4,588,501	$2,650,733	$1,632,634	$1,191,079	N/A

Total:
Fixed rate	$1,963,186	$1,914,600	$1,222,776	$987,026	N/A
Hybrid/adjustable rate	5,025,808	2,531,580	2,019,733	1,384,604	N/A

Total	$6,988,994	$4,446,180	$3,242,509	$2,371,630	N/A

Percentage of loan originations by broad purpose:
Cash-out refinance	60.4%	63.5%	61.7%	58.8%	N/A
Purchase money	33.3	23.5	18.1	23.9	N/A
Rate/term refinance	6.3	13.0	20.2	17.3	N/A

	100.0%	100.0%	100.0%	100.0%	N/A

	At or During the Year Ended June 30,
	2004	2003	2002	2001	2000
	(dollars in thousands)
Loan dispositions:
Whole loans sold	$6,433,871	$4,188,678	$2,610,041	$1,102,465	$1,419,199
Loans pooled and sold in securitizations	—	314,958	584,964	1,231,464	803,557

Total	$6,433,871	$4,503,636	$3,195,005	$2,333,929	$2,222,756

Total servicing portfolio at period end	$2,341,028	$1,739,632	$2,308,170	$2,716,781	$3,561,454

Other Data:
Ratio of net operating expenses to originations(2)	2.7%	3.3%	3.5%	4.8%	6.7%
Ratio of total operating expenses to originations(2)	3.4%	5.3%	6.1%	8.2%	12.5%
Weighted average points on retail loan originations(3)	3.2%	3.6%	3.7%	4.0%	4.7%
Weighted average yield spread premium, net, on wholesale loan originations(3)	(0.5)%	(0.4)%	(0.3)%	(0.1)%	(0.1)%
Weighted average interest rate on loans produced(3)	7.4%	7.8%	9.0%	10.3%	10.2%
Weighted average initial combined Loan-to-value ratio(3)(4):
Retail	77%	77%	76%	75%	73%
Wholesale	82%	80%	79%	79%	78%
Weighted average credit score(3):
Retail	607	623	630	619	N/A
Wholesale	615	611	600	598	N/A
Number of:
Retail branches and National Loan Centers	99	93	100	101	101
Regional wholesale operating centers	5	4	4	5	7
Employees:
Loan origination	1,822	1,449	1,523	1,230	1,171
Loan servicing	81	104	118	118	150
All other	160	154	160	152	155

	2,063	1,707	1,801	1,500	1,476

Net yield:
Yield earned on loans held for sale	8.0%	7.7%	8.9%	9.9%	10.6%
Rate paid on amounts outstanding under revolving warehouse and repurchase agreements	(2.5)	(2.5)	(2.9)	(5.1)	N/A

Net yield	5.5%	5.2%	6.0%	4.8%	N/A

Average gain on sale of loans	3.2%	3.0%	3.0%	3.2%	2.2%

N/A	Information not prepared on this basis for these periods.
(1)	Includes the purchase of closed loans on a continuous or “flow” basis from correspondents of $4.2 million, $19.3 million, $24.2 million and $40.4 million during the years ended June 30, 2004, 2003, 2002 and 2001, respectively.
(2)	Management believes that the ratio of net operating expenses to originations is a useful supplemental performance measure because it provides insight into our per unit cost of loan production. Management uses net operating expenses instead of total operating expenses because a significant part of our loan originations are retail originations which have higher expenses than wholesale originations, but which expenses are partially offset by origination fees collected by the retail channel. In addition, the per unit cost of loan production is not affected by residual interest write-downs. Because other mortgage originators may measure their ratios of expenses to originations differently, their ratios may not be comparable to other companies.

The following table reconciles total operating expenses in conformity with GAAP to net operating expenses for the periods presented as discussed herein (dollars in thousands):

	Years ended June 30,
	2004	2003	2002	2001	2000

Total operating expenses	$239,809	$236,118	$197,611	$193,786	$260,252
Origination fees, net	(53,354)	(53,198)	(55,986)	(47,430)	(37,951)
Write-down of residual interests	—	(34,923)	(27,000)	(33,600)	(82,490)

Net operating expenses	$186,455	$147,997	$114,625	$112,756	$139,811

Total originations	$6,988,994	$4,446,180	$3,242,509	$2,371,630	$2,079,300

(3)	Computed on loan production during the period presented.
(4)	The weighted average initial combined loan-to-value ratio is determined by dividing the sum of all loans secured by the junior and/or senior mortgages on the property by the appraised value at origination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the information included under the caption “Selected Financial and Other Data” and our financial statements and related notes appearing elsewhere in this prospectus. The following discussion will not necessarily be indicative of our financial condition and results of operations in the future because of the changes in our business strategy described below. See also “Business.”

Overview

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the reorganization and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated approximately $7.0 billion of subprime residential mortgage loans in fiscal year ended June 30, 2004. Aames Financial was the eighth largest retail subprime originator and the seventeenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the first six months of 2004. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of these loans, largely hybrid/adjustable rate mortgage loans, which accounted for 71.9% of its loan production for the fiscal year ended June 30, 2004. Aames Investment expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to U.S. federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial Corporation, Aames Investment’s taxable REIT subsidiary following the reorganization and initial public offering, will be subject to regular corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

Forward Looking Financial Statement Effects

As a result of the proposed changes in the way Aames Investment will conduct its business after the reorganization and initial public offering, Aames Investment believes it is important to describe the differences that an investor would expect to see in its financial statements.

Aames Investment’s Critical Accounting Policies

Owning a Portfolio of Hybrid/Adjustable Rate Loans

When Aames Investment has a portfolio of loans that it holds for investment, in addition to Aames Financial’s portfolio of loans held for sale, the presentation of interest income and interest expense on those two portfolios will be modified from what Aames Financial currently shows in its historical consolidated financial statements. When Aames Investment has a loan portfolio, it will separate its interest income and expense into two components. Interest income will be shown separately as “Interest income-loans held for sale” and “Interest income-loans held for investment.” Interest expense will be shown separately as “Interest expense-loans held for sale” and “Interest expense-loans held for investment.” Aames Investment will also record a provision for loan losses, which will increase its new allowance for loan losses, based on its estimate of probable losses inherent in its portfolio of adjustable rate mortgage loans held for investment.

When Aames Investment has an investment portfolio of loans, its balance sheet will show such loans as “Loans held for Investment.” Aames Financial currently shows all loans as “Loans held for sale, at lower of cost or market.” Since Aames Financial intends to continue to sell a portion of its loans, it will show these loans as “Loans held for sale, at lower of cost or market.” Aames Financial currently shows borrowings used to support mortgage loans held for sale as “Revolving warehouse and repurchase facilities”; going forward Aames Investment will show such borrowings as “Revolving warehouse and repurchase facilities, loans held for sale.” Aames Investment will show the mortgage-backed securities it issues to finance its portfolio loans as “Mortgage securities and other borrowings, loans held for investment,” and the warehouse financing of portfolio loans prior to securitization as “Revolving warehouse and repurchase facilities, loans held for investment.”

Upon implementing its new business plan, Aames Investment will employ three new critical accounting policies: two related to its proposed financing strategy utilizing on-balance sheet securitizations:

•	allowance for loan losses; and

•	accounting for transfers and servicing of financial assets;

and one related to its new corporate structure:

•	REIT compliance

Allowance for Loan Losses

Once Aames Investment begins to accumulate a loan portfolio, because it intends to maintain the loans on its balance sheet, it also will need to maintain an allowance for loan losses, which will be based on its estimates of the losses inherent to the loan portfolio. This will be a critical accounting policy because of the subjective nature of the estimation required and potential for imprecision. Aames Investment expects to maintain the allowance for loan losses at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance will be based upon a continuing review of past loan loss experience, loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay and the underlying collateral value. While Aames Investment will use available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic and other conditions.

Loans that are deemed to be uncollectible will be charged off and deducted from the allowance. Recoveries on loans previously charged off will be added to the allowance.

Accounting for Transfers and Servicing of Financial Assets

Once Aames Investment begins to generate a portfolio of loans for securitization, it will need to comply with the provisions of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” or FAS 140, related to each securitization. FAS 140 is an accounting pronouncement that sets forth the criteria applicable to determining whether a transfer of financial assets is to be treated as a sale or a secured financing under generally accepted accounting principles, or GAAP. It is Aames Investment’s intent that its securitizations be treated as secured financings and accordingly, one of its critical accounting policies will be compliance with the requirements of FAS 140 necessary to obtain secured financing treatment for Aames Investment’s securitizations. In addition, Aames Investment’s strategy of retaining on the balance sheet the mortgage loans in its securitization pools will reduce the number of loans it sells during the period in which it is building its retained portfolio and, therefore, will reduce the total gains on sale under GAAP below current levels for that period.

REIT Compliance

Aames Investment intends to qualify, and will elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Aames Financial will continue its current operation as Aames Investment’s primary mortgage origination and servicing subsidiary. In order to meet some of the requirements to qualify as a REIT, Aames Investment intends to continue to conduct all of its loan sales, as well as other servicing and origination functions, through Aames Financial, which Aames Investment will elect to treat as a taxable REIT subsidiary. We expect that all loans will be sourced, underwritten and processed by Aames Financial. Aames Investment will purchase the loans Aames Investment anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial. Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, through whole loan sales to third parties. Aames Investment will be required to purchase mortgage loans from Aames Financial at fair market value and Aames Financial will be subject to corporate income tax on any taxable gain it recognizes on the sale. Aames Investment will recognize any net interest income generated from its retained portfolio.

U.S. federal income tax law requires that a REIT distribute annually to its stockholders at least 90% of its taxable income, excluding the retained earnings of any taxable REIT subsidiary it owns. If Aames Investment distributes all of its taxable income to its stockholders, it will not be subject to U.S. federal income tax and will not record income tax (benefit) expense. Aames Investment expects to make regular quarterly distributions of all or substantially all of its REIT taxable income to holders of its common stock. Any taxable income generated by Aames Financial will be subject to regular corporate income tax and therefore, Aames Financial will continue to record income tax (benefit) expense. However, we anticipate that Aames Financial, our taxable REIT subsidiary, will have substantially lower effective tax rates due to historical net operating loss carryforwards for U.S. federal income tax purposes. As of June 30, 2004, Aames Financial had approximately $181.8 million of historical net operating loss carryforwards that expire from 2019 through 2024. Subject to annual limitations, these losses are available to offset future income. See “Our Structure and Formation Transactions.” Aames Financial may retain any income it generates net of any tax liability it incurs on that income without affecting the REIT distribution requirements. If Aames Financial chooses to pay a dividend to Aames Investment, the dividend will be included in the REIT distribution. Any distributions Aames Investment makes in the future will be at the discretion of its board of directors and will depend upon, among other things, its actual results of operations and liquidity levels.

As described in more detail under “Material U.S. Federal Income Tax Considerations—Taxation of Aames Investment as a REIT—Asset Tests,” in order to qualify as a REIT, at least 75% of Aames Investment’s assets must be qualified real estate assets, government securities and cash and cash items and no more than 20% may be comprised of stock and other securities of Aames Financial or other taxable REIT subsidiaries. The need to comply with these asset ownership requirements may cause Aames Investment to acquire other assets that are qualified real estate assets for purposes of these requirements (for example, mortgage backed securities on a leveraged basis) but are not part of Aames Investment’s overall business strategy.

The Internal Revenue Code provisions applicable to REITs provide that the income from specified hedging transactions qualifies for purposes of the 95% gross income test, but not the 75% gross income test, which a REIT must satisfy on an annual basis. Income derived from hedging transactions not specified in these provisions is not treated as qualifying income for purposes of the gross income tests applicable to REITs. Because Aames Investment intends to structure its hedging transactions in a manner that does not jeopardize its status as a REIT, Aames Investment will be limited in the type of hedging transactions into which it may enter directly (although these limitations would not apply to hedging transactions undertaken by Aames Financial).

Managing Interest Rate Risk

Aames Investment’s hybrid/adjustable rate loans may have a fixed rate for two or three years prior to their first adjustment and may be financed with on-balance sheet securitization debt with rates that adjust monthly. As a result, Aames Investment’s net interest income and cash flow could be negatively impacted. In order to counteract this mismatch, Aames Investment may hedge the aggregate risk of interest rate fluctuations with respect to its borrowing index. Aames Investment generally intends to hedge only the risk related to changes in the benchmark interest rate used in the variable rate index, usually a London Interbank Offered Rate, known as LIBOR, or a U.S. Treasury rate.

In order to reduce these risks, Aames Investment may enter into interest rate swap agreements whereby it would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to a fixed rate. Aames Investment may also enter into interest rate cap agreements whereby, in exchange for a fee, it would be reimbursed for interest paid in excess of a certain capped rate.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including that:

(1)	the items to be hedged expose Aames Investment to interest rate risk, and

(2)	the interest rate swaps or caps are highly effective in reducing its exposure to interest rate risk.

Correlation and effectiveness of the interest rate swaps and caps are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (meaning hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument will be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, will be recognized in current earnings during the period of change.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, these swaps and caps will be recorded to current income.

Derivative financial instruments contain credit risk to the extent that the institutional counterparties may be unable to meet the terms of the agreements. Aames Investment expects to minimize this risk by using multiple counterparties and limiting its counterparties to major financial institutions with good credit ratings. In addition, Aames Investment plans to regularly monitor the potential risk of loss with any one party resulting from this type of credit risk. Accordingly, Aames Investment does not expect any material losses as a result of default by other parties.

Aames Financial’s Critical Accounting Policies

Aames Financial considers the policies discussed below to be critical to an understanding of its financial statements because their application places the most significant demands on the judgment of its management, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. In regards to these policies, future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires a company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Aames Financial believes that the estimates and assumptions utilized in preparing Aames Financial’s financial statements are reasonable. Actual results could differ from those estimates, and these differences could be significant.

Allowance for Loan Losses

Aames Financial maintains an allowance primarily for its representation and warranty liabilities related to the sale of loans and for its contractual obligations to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The representations and warranties generally relate to the accuracy and completeness of information related to the sold loans and to the collectability of the first one to four payments following the sale of the loan. The allowance, which is recorded as a contra account to loans held for sale on the balance sheet, is established when loans are sold and is calculated to cover liabilities reasonably estimated to occur for a contractual period of time. To a lesser extent, the allowance account relates to loans that are severely delinquent, have collateral deficiencies or have other attributes that reduce their sale potential. The allowance for losses is established through a provision which is reflected as a reduction of the gain on sold loans at the time of sale. Aames Financial uses an internally developed analysis of incurred historical losses, stratified by type of loss, type of loan, and year of sale to forecast future losses on current sales. This analysis takes into consideration historical information regarding frequency and severity of losses, organized by loan product and year of sale. Aames Financial estimates losses due to premium recaptures on early loan prepayments by reviewing loan product and rate, borrower prepayment fee, if any, and estimate of future interest rate declines.

Hedging

Hedging is a critical aspect of Aames Financial’s business because the value of its loans is sensitive to the fluctuation of interest rates between the time loans are funded and the time they are securitized or sold. From time to time, Aames Financial uses various financial instruments to hedge its exposure to changes in interest rates. The financial instruments typically include mandatory delivery forward sale contracts of mortgage-backed securities (MBS), mandatory and best efforts whole loan sales agreements, and treasury note forward sales contracts. These financial instruments are intended to mitigate the interest rate risk inherent in funding mortgage loans and holding those loans until securitization or sale. Aames Financial does not engage in speculative or other derivative trading activities.

Accounting for Securitizations

During the fiscal year ended June 30, 2004, Aames Financial did not dispose of any of its loans through a securitization. Moreover, Aames Financial has not retained residual interests created in any of its securitizations since January 1, 2000. Aames Financial currently holds residual interests created in seven securitization trusts, which at June 30, 2004 were recorded on its balance sheet at estimated fair value of $44.1 million. After the offering, these residual interests will be retained by Aames Financial. As master servicer of the mortgage loans sold in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts is less than or equal to 10.0% of the original mortgage loan balance. We expect that the remaining balance of the mortgage loans in six of the remaining seven securitization trusts will be callable before the end of calendar year 2004 and we expect to call these securitization trusts before the end of calendar year 2004.

In Aames Financial’s historical securitizations, Aames Financial conveyed loans that it originated to a special purpose entity (such as a trust) in exchange for cash proceeds and a residual interest in the trust. The cash proceeds were raised through an offering of the pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or on the bonds. Pursuant to FAS 140 and its predecessor accounting pronouncements, Aames Financial recorded non-cash gain on sale of loans, equal to the difference between the portion sold and any retained interests (residual interests) based on their relative fair values at the date of transfer. The residual interests represent, over the estimated life of the loans, the present value of the estimated cash flows. These cash flows are determined by the excess of the weighted average coupon on each pool of loans sold over the sum of the interest rate paid to investors, the contractual servicing fee, a monoline insurance fee, if any, and an estimate for credit losses. Each agreement that Aames Financial has entered into in connection with its securitizations requires the overcollateralization of the trust that may initially be funded by cash deposited by it. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

Aames Financial determined the present value of the cash flows at the time each securitization transaction closed using certain estimates made by management at the time the loans were sold. These estimates included:

•	future rate of prepayment;

•	credit losses; and

•	discount rate used to calculate present value.

The future cash flows represent management’s best estimate. Management monitors the performance of the loans, and any changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

Aames Financial’s retained residual interests are recorded at estimated fair value and are marked to market through a charge (or credit) to earnings. On a quarterly basis, Aames Financial reviews the fair value of its retained residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. Additionally, on a quarterly basis, Aames Financial evaluates the effects, if any, that increasing or decreasing interest rates might have on its retained residual interests. Aames Financial may adjust the value of its retained residual interests or take a charge to earnings related to its retained residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon the actual performance of its retained residual interests as compared to its key assumptions and estimates used to determine fair value. Although management believes that the assumptions used to estimate the fair values of its retained residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Rate of Prepayment.    The estimated life of the securitized loans depends on the assumed annual prepayment rate which is a function of estimated voluntary (full and partial) and involuntary (liquidations) prepayments. The prepayment rate represents management’s expectations of future prepayment rates based on prior and expected loan performance, the type of loans in the relevant pool (fixed or adjustable rate), the production channel which produced the loan, prevailing interest rates, the presence of prepayment penalties, the loan-to-value ratios, the credit grades of the loans included in the securitization and other industry data. The rate of prepayment may be affected by a variety of economic and other factors including, but not limited to, a declining mortgage interest rate environment.

Credit Losses.    In determining the estimate for credit losses on loans securitized, Aames Financial uses assumptions that it believes are reasonable based on information from its prior securitizations, the loan-to-value ratios and credit grades of the loans included in the securitizations, loss and delinquency information by origination channel, and information available from other market participants such as investment bankers, credit providers and credit rating agencies. On a quarterly basis, Aames Financial re-evaluates its credit loss estimates.

Discount Rate.    In order to determine the fair value of the cash flow from the residual interests, Aames Financial discounts the cash flows based upon rates prevalent in the market.

Aames Financial previously disclosed that if actual credit losses and actual prepayments exceeded its credit loss and prepayment rate assumptions, it would be required to take a charge to earnings to reflect changes in estimates for credit loss and prepayment rate assumptions. The actual performance of Aames Financial’s retained residual interests as compared to the key assumptions and estimates used to evaluate their carrying value did not result in a write-down during the year ended June 30, 2004, but resulted in write-downs to the residual interests of $34.9 million and $27.0 million during the years ended June 30, 2003 and 2002, respectively.

The $34.9 million write-down to Aames Financial’s retained residual interests during the year ended June 30, 2003 consisted of a $31.9 million write-down during the three months ended December 31, 2002, plus a $3.0 million write-down recorded at June 30, 2003. During the December 2002 quarter, despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, Aames Financial experienced higher than expected loss severity on such liquidations. During the same time, Aames Financial also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, Aames Financial increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. In addition, Aames Financial adjusted the underlying forward interest rate curve assumptions used to estimate the fair value of the retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down to the carrying value of its retained residual interests. Additionally, as master servicer of the mortgage loans in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts falls below 10.0% of the original mortgage loan balance. During the year ended June 30, 2004, Aames Financial called ten securitization trusts. In estimating the effects on the carrying value of the residual interests of calling four of those securitization trusts on August 15, 2003, Aames Financial wrote down by $3.0 million the retained residual interests related to those four securitization trusts at June 30, 2003.

Aames Financial closely monitors its residual interests. If the actual rate of prepayment and credit loss performance of loans in its securitized pools vary adversely in relation to the estimates and assumptions it uses to estimate fair value, Aames Financial will adjust the fair value of the retained residual interests through a charge to earnings.

If Aames Financial calls any of the seven remaining securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts. Aames Financial expects to call six of these seven securitization trusts before the end of calendar year 2004.

The $27.0 million write-down to Aames Financial’s retained residual interests during the year ended June 30, 2002 was due primarily to the change in the cumulative loss estimate assumption and Aames Financial’s evaluation of higher than anticipated delinquency trends.

The following table summarizes certain information about the securitization trusts in which Aames Financial has retained a residual interest at June 30, 2004 and 2003 (dollars in thousands):

	June 30,
	2004	2003
Number of securitization trusts	7	17
Aggregate principal balance of securitized loans at the time of the securitizations	$3,304,181	$6,642,357
Outstanding principal balance of securitized loans	$283,193	$828,939
Outstanding principal balance of pass-through certificates or bonds of the securitization trusts	$227,232	$683,277
Weighted average coupon rates of outstanding:
Securitized loans	10.13%	10.23%
Pass-through certificates or bonds	5.65%	5.51%

Certain historical data and key assumptions and estimates used by Aames Financial in its June 30, 2004 and 2003 reviews of the residual interests retained by Aames Financial were the following:

	June 30,
	2004	2003
Prepayments:
Actual weighted average annual prepayment rate, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	36.1%	32.5%
Adjustable rate loans	35.6%	34.4%
Estimated annual prepayment rates, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	34.1% to 51.0%	30.9% to 48.8%
Adjustable rate loans	28.8% to 46.6%	18.4% to 52.9%
Estimated weighted average life of securitized loans	2.2 years	1.9 years
Credit losses:
Actual credit losses to date, as a percentage of original principal balances of securitized loans	5.4%	5.4%
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	0.5%	0.5%
Total actual and estimated credit losses, as a percentage of original principal balances of securitized loans	5.9%	5.9%
Total actual credit losses to date and estimated prospective credit losses (dollars in thousands)	$176,424	$392,592
Weighted average discount rate	13.7%	13.5%

To estimate the effects of changes in interest rates on the coupon rates of the adjustable rate mortgage loans, Aames Financial considers current underlying indices, periodic interest rate caps, lifetime interest rate caps and contractual interest rate floors. In determining the interest rates for the floating rate pass through certificates in the securitization trusts, Aames Financial uses each certificate’s specific spread over the one month LIBOR.

The total actual and estimated credit losses, as a percentage of original principal balance of securitized loans in each securitization trust, ranged from 4.2% to 6.0% at June 30, 2004, and ranged from 3.9% to 9.3% at June 30, 2003. Actual and estimated credit losses vary between securitization trusts due to differing credit quality, i.e., credit grade, production channel and other factors considered by Aames Financial when evaluating credit loss estimates.

During the year ended June 30, 2004, Aames Financial did not dispose of any of its mortgage loans in securitization transactions. During the years ended June 30, 2003 and 2002 Aames Financial sold $315.0 million and $585.0 million, respectively, of mortgage loans in securitization transactions. The residual interests created in the securitization transactions which closed during the years ended June 30, 2003 and 2002 were sold to Capital Z Investments, L.P., a Bermuda partnership, or CZI, an affiliate of Specialty Finance Partners, for $8.7 million and $16.4 million of cash, respectively, under the Forward Residual Sale Facility, or Residual Facility, with CZI. Aames Financial retained the residual interests created in the securitizations which closed during the year ended June 30, 2000 and prior thereto.

Key assumptions and estimates used by Aames Financial in measuring the residual interests at the date of securitization resulting from securitizations completed during the years ended June 30, 2003 and 2002 were as follows:

	June 30,
	2003	2002
Prepayments:
Estimated annual prepayment rates, as a percentage of outstanding principal balance of securitized loans:
Fixed rate loans	24.3%	25.2% to 31.5%
Adjustable rate loans	45.4%	40.1% to 55.5%
Estimated weighted average life of securitized loans	4.0 years	3.4 years
Credit losses:
Future estimated prospective credit losses, as a percentage of original principal balances of Securitized loans	3.6%	3.7%
Total estimated prospective credit losses (dollars in thousands)	$11,370	$21,736
Weighted average discount rate	15.0%	15.0%

During the year ended June 30, 2003, Aames Financial used a prospective credit loss factor of 3.6% of the original principal balance of mortgage loans securitized. This estimate varies from prior years’ credit loss factors and was based primarily upon the expected positive effects of credit and underwriting changes made by Aames Financial in the loan origination process, the use of private mortgage insurance on certain loans to mitigate credit loss, Aames Financial’s decreased reliance on purchasing loans from correspondents and Aames Financial’s abandonment of certain lower credit grade loan programs.

Mortgage Servicing Rights.    During the year ended June 30, 2004, all of Aames Financial’s loan dispositions were on a servicing released basis; therefore, Aames Financial did not capitalize mortgage servicing rights, or MSRs. Prior to June 30, 2000, Aames Financial capitalized MSRs based on an allocation of the carrying amount of the loans securitized on a servicing retained basis. Aames Financial’s MSRs were fully amortized at June 30, 2004.

Accounting for Income Taxes.    Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. Aames Financial uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Aames Financial’s financing statements or tax returns. In estimating future tax consequences, Aames Financial generally considers all expected future events other than the enactment of changes in the tax law or rates.

Deferred income tax assets and liabilities are recognized to reflect the future tax consequences of net operating loss carry forwards and differences between the tax basis and financial reporting basis of assets and liabilities. Aames Financial has recognized that it is more likely than not that certain future tax benefits, primarily federal net operating loss carry forwards, will be realized as a result of current and future income. Accordingly, during the year ended June 30, 2004, Aames Financial decreased the deferred tax valuation allowance to recognize higher than previously anticipated net deferred tax assets.

Components of Historical Financial Results of Operations

Interest income

Interest income represents the interest earned on Aames Financial’s mortgage loans during the period from the date of funding to the date of sale, discount accretion income related to Aames Financial’s residual interests and interest on short-term overnight investments.

Interest expense

Interest expense consists of the interest costs on borrowings and on revolving warehouse and repurchase facilities used to finance Aames Financial’s mortgage loans during the period from the date of funding to the date of sale.

Gain on sale of loans

Gain on sale of loans includes gross gain on sale of mortgage loans, reduced by losses on sale of loans, hedge costs, if any, miscellaneous transactional costs and the provision for losses. Gain on sale is generated by selling the loans Aames Financial originates for a premium. Gain on sales of loan accounts for a substantial percentage of Aames Financial’s revenue. Provision for losses is the charge, reflected as a reduction of the gross gain on sale of loans, that establishes a reserve for Aames Financial’s representation and warranty liabilities related to the sale of loans, and for its obligation to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The provision is recorded when loans are sold and is calculated to cover liabilities reasonably estimated to occur.

Origination fee income

Origination fee income primarily represents points and fees on mortgage loans originated by Aames Financial’s retail channel, net of yield spread premium paid on mortgage loans originated by Aames Financial’s wholesale channel offset by points and fees received on mortgage loans originated on that channel.

Personnel expenses

Personnel expenses include salaries, commissions, benefits, and payroll taxes for all employees. Commissions paid to loan originators and managers’ incentive compensation are variable, while other salaries and benefits are relatively fixed based on our staffing levels, which correlate to the current level of loan origination volume and Aames Financial’s estimate of future loan origination volume.

Production expenses

Production expenses consist primarily of advertising, appraisal, travel and entertainment and credit reporting costs. Production expenses relate to Aames Financial’s loan originations and fluctuate based upon the level of Aames Financial’s new loan originations.

General and administrative expenses

General and administrative expenses consist primarily of occupancy, communication, corporate insurance, legal and professional expenses and other miscellaneous expenses.

Provision (benefit) for income taxes

Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. Aames Financial uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In estimating future tax consequences, Aames Financial generally considers all expected future events other than the enactment of changes in tax law or rates.

Results of Operations—Fiscal Years 2004, 2003 and 2002

The following table sets forth information regarding Aames Financial’s results of operations during the years ended June 30, 2004, 2003 and 2002 (dollars in thousands):

	2004	2003	2002
Interest income	$69,446	$69,186	$83,161
Interest expense	26,227	35,119	41,895

Net interest income	43,219	34,067	41,266
Other income:
Gain on sale of loans	208,447	135,573	95,530
Origination fees, net	53,354	53,198	55,986
Loan servicing	7,829	8,896	12,462

Total other income	269,630	197,667	163,978

Net interest income and other income	312,849	231,734	205,244
Operating expenses:
Personnel	160,169	131,608	114,800
Production	35,113	25,849	21,322
General and administrative	44,527	43,738	34,489
Write-down of residual interests	—	34,923	27,000

Total operating expenses	239,809	236,118	197,611
Nonoperating income:
Debt extinguishment income—Capital Z	—	24,970	—
Debt extinguishment income—others	—	6,741	—

Total nonoperating income	—	31,711	—

Income (loss) before income taxes	73,040	27,327	7,633
Provision (benefit) for income taxes	(17,674)	(1,839)	3,087

Net income (loss)	$90,714	$29,166	$4,546

Interest Income and Interest Expense

Interest income.    Interest income includes interest on loans held for sale, discount accretion income recognized on Aames Financial’s residual interests and, to a lesser extent, interest on short-term overnight investments. Interest income was $69.4 million, $69.2 million and $83.2 million during the years ended June 30, 2004, 2003 and 2002, respectively. The $0.2 million, or 0.4%, increase in interest income during the year ended June 30, 2004 from the year ended June 30, 2003 was primarily due to a $12.5 million increase in interest income earned on loans held for sale resulting from higher average outstanding balances of loans held for sale despite such loans having lower weighted average coupon rates during the year ended June 30, 2004 as compared to such balances and rates during the year ended June 30, 2003. This was offset by a $12.2 million decline in discount accretion income on lower average residual interest balances during the year ended June 30, 2004 when compared to such balances during the year ended June 30, 2003. The $14.0 million, or 16.8%, decrease in interest income during the year ended June 30, 2003 from the year ended June 30, 2002 was due primarily to a $15.8 million decline in discount accretion income on lower average residual interest balances, partially offset by an increase of $1.8 million in interest income earned on loans held for sale resulting from higher average outstanding balances of loans held for sale despite such loans having lower weighted average coupon rates during the year ended June 30, 2003 as compared to such rates and balances during the year ended June 30, 2002.

Interest expense.    Interest expense declined $8.9 million, or 25.3%, to $26.2 million during the year ended June 30, 2004 from $35.1 million during the year ended June 30, 2003 which, in turn, was a decrease of $6.8 million, or 16.2%, from the $41.9 million of interest expense reported during the year ended June 30, 2002. The decrease in interest expense reported during the year ended June 30, 2004 from levels reported during the year ended June 30, 2003 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings under the facilities during fiscal 2004 when compared to such rates and average borrowings during fiscal 2003. To a lesser extent, the decrease in interest expense resulted from the full redemption of Aames Financial’s 9.125% Senior Notes due November 2003 (the “Senior Notes”) and a $49.6 million decrease in the 5.5% Convertible Subordinated Debentures due 2006, or 2006 Debentures, by the Company during the year ended June 30, 2003. Aames Financial’s revolving warehouse and repurchase agreements bear interest rates that are indexed to the one-month LIBOR which, during the year ended June 30, 2004, was lower on average than levels during the year ended June 30, 2003.

The decrease in interest expense during the year ended June 30, 2003 from levels reported during the year ended June 30, 2002 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities despite increased average borrowings under the facilities during fiscal 2003 when compared to such rates and average borrowings during fiscal 2002. To a lesser extent, the decrease in interest expense resulted from a $22.1 million decrease in Aames Financial’s Senior Notes and a $44.8 million decrease in the 5.5% Convertible Subordinated Debentures due 2012 (the “2012 Debentures”) through the extinguishment of such debt by Aames Financial during the year ended June 30, 2003.

While Aames Financial’s interest costs on its revolving warehouse and repurchase facilities trended down during the year ended June 30, 2004 from the prior year, such interest expense is expected to increase in future periods due to Aames Financial’s continued reliance on external financing arrangements to fund mortgage loan production and expected continued upward pressure on the one-month LIBOR in coming quarters.

Interest expense also includes the amortization of capitalized financing costs for revolving committed warehouse facilities entered into by Aames Financial. Amortization of capitalized financing costs related to such facilities was $5.1 million, $4.9 million and $4.5 million during the years ended June 30, 2004, 2003 and 2002, respectively.

Other Income

Gain on Sale of Loans.    Gain on sale of loans during the year ended June 30, 2004 increased $72.8 million, or 53.8%, to $208.4 million from $135.6 million during the year ended June 30, 2003. The increase in gain on sale of loans during the year ended June 30, 2004 over gain on sale of loans during the year ended June 30, 2003 resulted primarily from the $1.9 billion, or 42.9%, increase in total mortgage loan dispositions during the year ended June 30, 2004 over mortgage loan disposition levels reported during the year ended June 30, 2003, partially offset by the lower gain on sale rates realized by Aames Financial on whole loan sales during the year ended June 30, 2004, compared to the gain on sale rates realized on its mix of whole loan and securitization dispositions during the year ended June 30, 2003. During the year ended June 30, 2004, Aames Financial relied solely on whole loan sales for cash as its loan disposition strategy. In comparison, during the year ended June 30, 2003, Aames Financial relied on a combination of securitization and whole loan sales for cash as its loan disposition strategy based on Aames Financial’s review of market conditions, profitability and cash flow needs and Aames Financial’s ability to sell the residual interest created in the securitization to CZI under the Residual Facility, which expired on March 31, 2003.

At June 30, 2004, Aames Financial had $550.0 million notional amount of interest rate caps in place. During the year ended June 30, 2004, there were no material adjustments to mark the interest rate caps to market. Gain on sale of loans during the year ended June 30, 2003 was reduced by $10.9 million of hedge losses on closed hedge positions. Gain on sale of loans during the year ended June 30, 2003 includes $8.7 million of cash proceeds from the sale of residual interests to CZI under the Residual Facility. In addition, gain on sale of loans during the year ended June 30, 2003 includes $4.1 million of cash proceeds from the sale of mortgage servicing rights and the rights to prepayment fee income that were sold to an unaffiliated independent mortgage servicing company related to the securitization which closed during the period. Finally, gain on sale of loans during the year ended June 30, 2003 was reduced by the amortization of $0.7 million of capitalized costs related to obtaining the Residual Facility, substantially all of which related to amortization of the remaining capitalized facility fee paid to CZI. The Residual Facility with CZI expired on March 31, 2003.

The increase in gain on sale of loans during the year ended June 30, 2003 over gain on sale of loans during the year ended June 30, 2002 resulted primarily from the $1.3 billion, or 40.6%, increase in Aames Financial’s volume of total loan dispositions to $4.5 billion during the year ended June 30, 2003 over the $3.2 billion of total loan dispositions during the year ended June 30, 2002. This increase in loan dispositions was due primarily to increased loan production during the year ended June 30, 2003 and, to a lesser extent, quicker disposition by Aames Financial of its loan production. While Aames Financial’s gain on sale rates recognized on its whole loan sales were higher during the year ended June 30, 2003 than the gain on sale rates recognized on such sales during the year ended June 30, 2002 due primarily to improved market conditions in the whole loan markets during fiscal 2003 compared to fiscal 2002, Aames Financial’s overall gain on sale rates recognized during the year ended June 30, 2003 were down from the gain on sale rates recognized during the year ended June 30, 2002. The decline was due primarily to the lower dollar amount of its fiscal 2003 securitizations coupled with less favorable market conditions at the time of its consummation during the quarter ended December 2002 when compared to the higher dollar amount of securitizations and improved market conditions prevailing in the secondary markets when the securitizations closed during the year ended June 30, 2002. The mix in the composition of securitizations and whole loan sales for cash differed during the years ended June 30, 2003 and 2002 based upon Aames Financial’s review of market conditions, profitability and cash flow needs. When expressed as a percentage of the $4.5 billion of total loan dispositions during the year ended June 30, 2003, whole loan sales for cash and loans sold in securitizations comprised 93.0% and 7.0%, respectively. In comparison, of the $3.2 billion of total loan dispositions for the year ended June 30, 2002, whole loan sales for cash and loans sold in securitizations comprised 81.7% and 18.3%, respectively. Whole loan sales were $4.2 billion during the year ended June 30, 2003, an increase of $1.6 billion over the $2.6 billion of whole loan sales during the year ended June 30, 2002. During the year ended June 30, 2003, loans sold in securitizations declined by $270.0 million to $315.0 million from $585.0 million of securitizations during the year ended June 30, 2002. Aames Financial’s higher reliance on whole loan sales for cash as a mortgage loan disposition strategy during the year ended June 30, 2003 was primarily due to the generally more favorable conditions in the whole loan sale markets and, to a lesser extent, due to the limited capacity in and the expiration of the Residual Facility on March 31, 2003. During the year ended June 30, 2003, Aames Financial, as it has from time to time, entered into forward interest rate swap agreements designed to mitigate interest rate exposure to mortgage loans in its inventory and pipeline in anticipation of closing loan disposition transactions during the year. Gain on sale of loans during the year ended June 30, 2003 included charges of $10.9 million, all of which related to losses on hedge positions which closed during that period. Gain on sale of loans during the year ended June 30, 2003 included $4.1 million of gain on sale of mortgage servicing rights and the rights to prepayment fee income sold for cash to unaffiliated independent mortgage servicing companies relating to all of the mortgage loans in Aames Financial’s 2003 securitizations.

Origination Fees, Net.    Origination fees are primarily comprised of points and other fees, which include appraisal and credit investigation fees, charged by Aames Financial on mortgage loans originated by Aames Financial’s retail channel, partially offset by broker compensation, generally referred to as yield spread premium, paid by Aames Financial to mortgage loan brokers in connection with wholesale loan production offset by points and fees received at the time of origination. Retail points and fees are primarily a function of the volume of mortgage loans originated by Aames Financial through its retail channel and the points charged on such loans. Yield spread premiums are generally a function of the volume of mortgage loans originated by Aames Financial through its wholesale channel and fees paid on such loans by Aames Financial to referring brokers net of points and fees received at origination. Origination fees on mortgage loans originated but not yet sold are deferred to future periods and recognized as income at the time the mortgage loans are sold.

Origination fees, net, during the year ended June 30, 2004 were $53.4 million as compared to $53.2 million and $56.0 million during the years ended June 30, 2003 and 2002, respectively. The $0.2 million increase in net loan origination fee income during the year ended June 30, 2004 over such income during the year ended June 30, 2003 consisted of an $8.9 million increase in origination fee income, substantially offset by an $8.7 million increase in the deferral of origination fee income related to loans originated but not yet sold. The $8.9 million increase in origination fees during the year ended June 30, 2004 over the amount reported during the year ended June 30, 2003 was primarily due to a $21.0 million increase in the points and fees charged at the time of origination in the retail channel, partially offset by a $12.1 million increase in yield spread premium, net of points and fees, paid by the wholesale channel. Points and fees charged at the time of origination by the retail channel increased $21.0 million, or 33.0%, to $84.7 million during the year ended June 30, 2004 from $63.7 million during the year ended June 30, 2003 primarily due to the $605.0 million, or 33.7%, increase in total retail loan originations during the year ended June 30, 2004 over total retail loan originations during the year ended June 30, 2003. The $12.0 million increase in yield spread premium, net, during the year ended June 30, 2004 over yield spread premium during the year ended June 30, 2003 is attributable primarily to the $1.9 billion, or 73.1%, increase in total wholesale production during the year ended June 30, 2004, partially offset by a $9.4 million, or 83.0%, increase in income fees collected by the wholesale channel.

The $2.8 million, or 5.0%, decrease in origination fees during the year ended June 30, 2003 from the amount reported during the year ended June 30, 2002 was attributable primarily to a $6.8 million increase in yield spread premium, net of points and fees, paid by the wholesale channel, partially offset by a $4.0 million increase in the points and fees charged at the time of origination in the retail channel. Yield spread premium, net of points and fees, increased $6.8 million to $11.5 million during the year ended June 30, 2003 from $4.7 million during the year ended June 30, 2002. The $6.8 million increase in yield spread premium, net of points and fees, during the year ended June 30, 2003 over yield spread premium, net of points and fees, during the year ended June 30, 2002 is attributable primarily to the $1.1 billion, or 62.4%, increase in total wholesale production during fiscal 2003 over total wholesale production during fiscal 2002 and to a lesser extent, the 48.3% increase in average yield spread premium, net of points and fees, paid during fiscal 2003.

Loan Servicing.    Loan servicing revenue consists of prepayment fees, late charges and other fees retained by Aames Financial and servicing fees earned on securitized pools, reduced by subservicing costs related to servicing advance arrangements and amortization of Aames Financial’s MSRs. See “Critical Accounting Policies.” Loan servicing revenue during the year ended June 30, 2004 was $7.8 million as compared to $8.9 million and $12.5 million during the years ended June 30, 2003 and 2002, respectively. The $1.1 million decrease in loan servicing revenue during the year ended June 30, 2004 from June 30, 2003 was primarily due to declines in servicing, late and prepayment fees aggregating $3.7 million, partially offset by declines in subservicing related expenses and amortization of mortgage servicing rights in the aggregate amount of $2.6 million. The declines in servicing, late and prepayment fees during the year ended June 30, 2004 are due to the $511.8 million, or 69.1%, decrease in mortgage loans in securitization trusts serviced in-house during the year ended June 30, 2004 compared to such loans serviced in-house during the year ended June 30, 2003, together with a decrease in prepayment fees due to the aging of loans in the portfolio beyond the term of prepayment fees. Subservicing expenses and related resolution, set-up and reperformance expenses during the year ended June 30, 2004 were $0.2 million, down $0.2 million from the $0.4 million of such expenses during the year ended June 30, 2003. Amortization of mortgage servicing rights declined $2.5 million to $0.2 million during the year ended June 30, 2004 from the $2.7 million during the year ended June 30, 2003. Aames Financial’s mortgage servicing rights were fully amortized at June 30, 2004.

The $3.6 million decrease in loan servicing revenue during the year ended June 30, 2003 from June 30, 2002 was due primarily to declines in servicing, late and prepayment fees aggregating $5.7 million, partially offset by declines in subservicing related expenses and amortization of mortgage servicing rights in the aggregate amount of $2.1 million. The declines in servicing, late and prepayment fees during the year ended June 30, 2003 were due to the $451.0 million, or 37.8%, decrease in mortgage loans in securitization trusts serviced in-house during the year ended June 30, 2003 compared to such loans serviced in-house during the year ended June 30, 2002, together with a decrease in prepayment fees due to the aging of loans in the portfolio beyond the term of prepayment fees. Subservicing expenses and related resolution, set-up and reperformance expenses during the year ended June 30, 2003 were $0.4 million, down $1.3 million from the $1.7 million of such expenses during the year ended June 30, 2002. Amortization of mortgage servicing rights declined $0.9 million to $2.7 million during the year ended June 30, 2003 from $3.6 million during the year ended June 30, 2002.

Aames Financial has in place two arrangements designed to reduce its servicing advance obligations. In the first arrangement, which was in place during the years ended June 30, 2004 and 2003, a loan servicing company purchased certain advances and agreed to make future advances with respect to an aggregate $388.0 million ($53.9 million at June 30, 2004) in principal amount of loans. In the second arrangement, which expired during the year ended June 30, 2003, an investment bank purchased certain servicing related advances and agreed to undertake the obligation to make a substantial portion of Aames Financial’s advance obligations.

Total Operating Expenses

General.    Total operating expenses during the year ended June 30, 2004 were $239.8 million compared to $236.1 million during the year ended June 30, 2003 and $197.6 million during the year ended June 30, 2002. The $3.7 million increase in total operating expenses during the year ended June 30, 2004 over the year ended June 30, 2003 is attributable to increases of $28.6 million, $9.3 million and $0.7 million in personnel, production and general and administrative expense, respectively, partially offset by a decline of $34.9 million in residual interest write-downs. The $38.5 million increase in total operating expenses during the year ended June 30, 2003 over the year ended June 30, 2002 is attributable to increases of $16.8 million, $4.5 million, $9.2 and $7.9 million in personnel, production, general and administrative expense and residual interest write-downs, respectively.

Personnel.    Personnel expense includes salaries, payroll taxes and medical and other employee benefits. Personnel expense also includes commissions that are generally related to Aames Financial’s loan origination volume, as retail and broker account executives earn incentives on funded loans. Direct incremental personnel costs incurred on mortgage loans originated but not yet sold are deferred to future periods and recognized as expense at the time the mortgage loans are sold. Personnel expense during the year ended June 30, 2004 was $160.2 million, an increase of $28.6 million, over the $131.6 million during the year ended June 30, 2003. The $28.6 million increase in personnel expense during the year ended June 30, 2004 over the year ended June 30, 2003 was due primarily to a $25.6 million increase in salaries, commissions, bonuses and incentives, an $11.1 million increase in salaries due to increased staff levels and a $4.6 million increase in medical and other benefit costs, all of which were partially offset by an increase of $12.7 million in the deferral of direct incremental compensatory costs during the year ended June 30, 2004 over the amount reported a year ago. The $25.6 million increase in commissions, bonus and incentives during the year ended June 30, 2004 over amounts reported a year ago was due primarily to a $22.7 million increase in commissions compensation earned by retail and wholesale account executives and was attributable to the $2.5 billion, or 57.2%, increase in total loan production during the year ended June 30, 2004 over total loan production during the year ended June 30, 2003. To a lesser extent, the increase was comprised of a $2.9 million increase in incentive compensation relative to senior management during the year ended June 30, 2004 over the year ended June 30, 2003. The $11.1 million of increased salaries resulted from increased staffing levels during the year ended June 30, 2004 over staffing levels during the year ended June 30, 2003 due primarily to the impact on head count caused by the increase in retail branches and wholesale operations centers, over the year ended June 30, 2003, Finally, the $4.6 million increase in health, medical and other benefit costs during the year ended June 30, 2004 over the amount reported the prior year was attributable to increased costs for such benefits and increased staff levels. Of the $16.8 million increase in personnel expense during the year ended June 30, 2003, salaries, commissions, bonuses and incentives increased $14.5 million, or 14.8%, during the year ended June 30, 2003 over the amounts reported during the year ended June 30, 2002. The increase was comprised primarily of a $7.1 million increase in commission compensation earned by retail and wholesale account executives during the year ended June 30, 2003 over the prior year due to the $1.2 billion, or 37.5%, increase in production during the year ended June 30, 2003 over production during the year ended June 30, 2002. In addition, the increase was due to $5.2 million of increased salaries resulting from increased staffing levels during the year ended June 30, 2003 over staffing levels during the year ended June 30, 2002 due primarily to the impact on head count caused by the acquisition of Aames Financial’s second National Loan Center and, to a lesser extent, to other employee head count growth within Aames Financial driven primarily by increased loan production. Incentive compensation relative to senior and other management increased $2.2 million during the year ended June 30, 2003 over the year ended June 30, 2002. To a lesser extent, the increase in personnel expense during the year ended June 30, 2003 over the amount reported the prior year is attributable to a $1.5 million increase in contract services utilized in preparing funded mortgage loans for sale to whole loan buyers, and $0.8 million of increased health, medical and other benefit costs.

Production.    Production expense, primarily advertising, outside appraisal costs, travel and entertainment, and credit reporting fees increased $9.3 million, or 35.8%, to $35.1 million during the year ended June 30, 2004 from $25.8 million during the year ended June 30, 2003. The increase in production expense during the year ended June 30, 2004 over the production expense for the year ended June 30, 2003 is primarily due to increased advertising expenses relative to the $2.5 billion, or 57.2%, increase in Aames Financial’s loan production volumes during the year ended June 30, 2004 over production volumes during the year ended June 30, 2003. The increase in production expense during the year ended June 30, 2003 over the prior year is due primarily to increased advertising expenses relative to the $1.2 billion, or 37.5% increase in Aames Financial’s loan production volumes during the year ended June 30, 2003 over production volumes during the year ended June 30, 2002.

Production expense when expressed as a percentage of total loan origination volume for the years ended June 30, 2004, 2003 and 2002 was 0.5%, 0.6% and 0.7%, respectively. The decrease in the percentage during the year, ended June 30, 2004 from the percentage during the year ended June 30, 2003 is attributable to the $2.5 billion, or 57.2%, increase in total loan production during the year ended June 30, 2004 over the loan origination volume reported for the year ended June 30, 2003, partially offset by the 35.8% increase in production expense during the year ended June 30, 2004 over the year ended June 30, 2003. The decrease in the percentage during the year ended June 30, 2003 from the percentage during the year ended June 30, 2002 is attributable to the $1.2 billion, or 37.5% increase in total loan production during the year ended June 30, 2003 over the origination volume reported for the year ended June 30, 2002, partially offset by the 21.1% increase in production expense during the year ended June 30, 2003 over the year ended June 30, 2002.

General and Administrative.    General and administrative expense increased $0.7 million, or 1.8%, to $44.5 million during the year ended June 30, 2004 from $43.7 million during the year ended June 30, 2003 which, in turn, was a $9.2 million, or 26.8%, increase from $34.5 million during the year ended June 30, 2002. The $0.7 million increase in general and administrative expenses during the year ended June 30, 2004 over such expenses during the year ended June 30, 2003 was primarily due to increases of $1.6 million, $1.2 million, $1.0 million and $0.8 million in occupancy, communication, corporate related insurance and professional expenses, offset by decreases of $1.2 million and $2.7 million in legal and miscellaneous expenses, respectively. The increases in occupancy, communication and corporate related insurance costs are primarily due to the increase in the number of retail branches from 93 at June 30, 2003 to 99 at June 30, 2004. The $1.2 million decrease in legal costs was primarily due to legal fees incurred by Aames Financial during the year ended June 30, 2003 in resolving certain litigation matters and in closing the exchange offer pursuant to which it exchanged $49.6 million of the outstanding 2006 Debentures that were tendered and issued in an equal amount of 2012 Debentures. The $2.7 million decrease in miscellaneous expenses was primarily due to the write-off in fiscal 2003 of $2.8 million of aged late fees receivable. The increase in general and administrative expenses during the year ended June 30, 2003 over such expenses during the year ended June 30, 2002 was due primarily to increases of $5.8 million, $2.8 million, $1.8 million and $0.6 million in miscellaneous, professional, legal and corporate related insurance expenses, respectively, partially offset by declines of $1.0 million and $0.8 million in occupancy and communication expenses, respectively.

On September 13, 2002, Aames Financial entered into a new lease on its Irvine office space which extends the lease on 93,000 rentable square feet of space through November 30, 2008. The new lease payments are not materially different from those in place prior to the renewal. On December 5, 2001, Aames Financial entered into a sublease involving approximately 39,000 rentable square feet at its former headquarters office located at 3731 Wilshire Boulevard, Los Angeles, California. In accounting for the sublease transaction, Aames Financial charged income for $0.4 million representing the differential between the present values of lease payments payable under the master lease and the lease payments receivable under the sublease, the unamortized portion of abandoned leasehold improvements and expenses associated with the transaction. On January 31, 2001, Aames Financial entered into a sublease involving approximately 44,800 rentable square feet at its headquarters office located at 350 South Grand Avenue, Los Angeles, California. In accounting for the sublease transaction, Aames Financial charged income for the differential between the present values of lease payments payable under the master lease and the lease payments receivable under the sublease. Aames Financial also charged income for the unamortized portion of the leasehold improvements that were abandoned and expenses associated with the transaction. Additionally, Aames Financial reversed certain accruals and deferred credits applicable to the sublet space. Consequently, there was no net charge to earnings as a result of this sublease transaction. Aames Financial was required by the terms of the sublease to pledge approximately $1.9 million in the form of a cash deposit to guarantee the differential between the present values of the master lease payment streams and the sublease receivable streams. The cash deposit is refundable to Aames Financial over the term of the sublease if no performance default occurs.

During the years ended June 30, 2004, 2003 and 2002, Aames Financial made total rental payments of $9.4 million, $8.4 million and $8.5 million, respectively, and received total sublease payments of $1.4 million, $1.4 million and $1.0 million, respectively.

Write-down of residual interests.    During the year ended June 30, 2004, Aames Financial did not record a write-down to its residual interests; however, during the years ended June 30, 2003 and 2002, Aames Financial recorded write-downs to its residual interests of $34.9 million and $27.0 million, respectively.

During the year ended June 30, 2003, despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, Aames Financial experienced higher than expected loss severities on such liquidations. During the same time, Aames Financial also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, Aames Financial increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. During the year ended June 30, 2003, Aames Financial also adjusted the underlying forward interest rate curve assumption used to estimate the fair value of its retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down to the carrying value of Aames Financial’s retained residual interests. Additionally, as master servicer of the mortgage loans in the securitization trusts, Aames Financial has the right to call at par the mortgage loans in securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts falls below 10.0% of the original mortgage loan balance. During the year ended June 30, 2003, Aames Financial called the mortgage loans in seven of the securitization trusts which did not materially effect the carrying value of Aames Financial’s retained residual interests. In August 2003, Aames Financial notified the trustee of the securitization trusts of Aames Financial’s intent to call four additional securitization trusts. In estimating the effects on the carrying value of the retained residual interests of calling the mortgage loans in those four securitization trusts, Aames Financial wrote down by $3.0 million the retained residual interests related to those four securitization trusts.

The $27.0 million write-down recorded during the year ended June 30, 2002, primarily reflected Aames Financial’s unfavorable assessment of actual credit loss and delinquency experience of certain loans in the securitization trusts as compared to credit loss and delinquency assumptions.

Nonoperating income

Debt Extinguishment Income.    During the year ended June 30, 2004, Aames Financial did not record any debt extinguishment income; however, during the year ended June 30, 2003, Aames Financial recorded debt extinguishment income of $31.7 million. On December 13, 2002, Aames Financial consummated an exchange offer, pursuant to which it exchanged $49.6 million of the outstanding 2006 Debentures that were tendered and issued an equal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed $19.8 million, or 40.0%, of the principal amount outstanding on the 2012 Debentures through a scheduled mandatory sinking fund payment. Of the $19.8 million sinking fund payment, $16.6 million was paid to Specialty Finance Partners with respect to $41.6 million of 2012 Debentures owned by Specialty Finance Partners. On March 31, 2003, Specialty Finance Partners forgave its remaining $25.0 million principal balance of 2012 Debentures, which was recorded as debt extinguishment income. The remaining $4.7 million of Aames Financial’s outstanding 2012 Debentures were fully redeemed on June 30, 2003 at the optional call price of 5.0%, or $0.2 million, of the outstanding principal balance, resulting in $4.5 million of debt extinguishment income.

During the year ended June 30, 2003, in a series of transactions that were all with unrelated parities, Aames Financial redeemed $22.1 million principal balance of its Senior Notes at a discount from par for $19.9 million and recognized debt extinguishment income of $2.2 million. At June 30, 2003, Aames Financial redeemed the remaining $127.9 million principal balance of its Senior Notes representing all of the remaining outstanding Senior Notes, at par plus accrued and unpaid interest. The redemption of the Senior Notes was funded by the $74.1 million financing facility secured by Aames Financial’s residual interests and certain of its servicing advances, or Financing Facility, and $53.8 million of cash.

Provision (benefit) for income taxes

During the years ended June 30, 2004, 2003 and 2002, Aames Financial recorded an income tax provision (benefit) of $(17.7 million), $(1.8 million) and $3.1 million, respectively, which reflect effective tax rates of (24.2)%, (6.7)% and 40.4%, respectively. Aames Financial’s $17.7 million tax benefit during the year ended June 30, 2004 deferred from an expected federal provision of $25.6 million calculated at the effective federal tax rate of 35.0% due to the $47.4 million federal benefit resulting from the decrease in its tax valuation allowance offset primarily by a $6.3 million state provision which related to various state tax obligations. Aames Financial has determined that it is more likely than not that certain future tax benefits, primarily net operating loss carryforwards, will be realized as a result of future income. Therefore, during the year ended June 30, 2004, Aames Financial’s tax valuation account was decreased to recognize both higher than previously anticipated net deferred tax assets and the current realization of deferred tax assets. Aames Financial periodically undergoes federal and state tax return examinations and may provide for additional liabilities for identified exposure items. During the three months ended June 30, 2003, a number of pending tax return audits were finalized and related tax liabilities were adjusted to the actual amounts due. This resolution resulted in a tax benefit of approximately $6.0 million being recognized in the accompanying income statements. The provision for income taxes during the year ended June 30, 2002 was related primarily to estimated taxes on excess inclusion income on Aames Financial’s real estate mortgage interest conduit, or REMIC, trusts and, to a lesser extent, other miscellaneous state taxes. The investment in Aames Financial by Specialty Finance Partners during the year ended June 30, 1999 resulted in a change in control for income tax purposes, thereby limiting Aames Financial’s ability to use net operating loss carryforwards and certain other future deductions.

Financial Condition

Loans Held for Sale.    Aames Financial’s portfolio of mortgage loans held for sale increased to $1.0 billion at June 30, 2004 from $406.9 million at June 30, 2003 due primarily to total loan originations exceeding total loan dispositions during the year ended June 30, 2004. A substantial majority of the mortgage loans held for sale are pledged to collateralize borrowings under Aames Financial’s revolving warehouse and repurchase facilities which had outstanding balances of $886.4 million at June 30, 2004.

Advances and Other Receivables, Net.    Advances and other receivables, net, are comprised of interest and servicing advances; servicing and miscellaneous fees; cash due from the securitization trusts, accrued interest receivable and other miscellaneous receivables; and the estimated fair value of Aames Financial’s derivative instruments. The level of servicing advances, in any given period, depends upon portfolio delinquencies, the level of real estate owned and loans in the process of foreclosure, and the timing and remittance of cash collections on mortgage loans in the securitization trusts. Aames Financial funds advances on a recurring basis not otherwise covered by its financing arrangements and recovers those advances on a periodic basis.

Advances and other receivables decreased $17.5 million to $23.8 million at June 30, 2004 from $41.3 million at June 30, 2003. The decline is primarily due to decreases of $25.6 million, $2.5 million and $0.3 million in interest and servicing advances, cash due from securitization trusts and servicing and miscellaneous fees receivable, respectively, which were partially offset by increases of $6.3 million and $4.6 million in the recorded fair value of interest rate cap contracts and accrued interest receivable and other receivables, respectively.

The $25.6 million decrease in servicing and interest advances to the securitization trusts at June 30, 2004 from June 30, 2003 is comprised primarily of $21.8 million of advances made by Aames Financial in its role of servicer of the mortgage loans in the securitization trusts, net of $41.7 million of recoveries of such advances during the year ended June 30, 2004. Of the $41.7 million of servicing and advance recoveries, $15.0 million was received during the year ended June 30, 2004 from Aames Financial’s pool calls. During the year ended June 30, 2004, Aames Financial charged off approximately $5.7 million of aged servicing, interest and escrow advances. Cash due from securitization trusts declined at June 30, 2004 from the amount reported at June 30, 2003 due to the decrease in the balance outstanding of the residual interests. The $0.3 million decline in servicing and miscellaneous fees receivable at June 30, 2004 from June 30, 2003 is due primarily to declining servicing and late fees earned by Aames Financial as a consequence of the decrease in its portfolio of mortgage loans in securitization trusts during the year ended June 30, 2004. At June 30, 2004, the fair value of Aames Financial’s derivative financial instruments was $6.3 million. No derivative financial instruments were in place at June 30, 2003. The $4.6 million increase in accrued interest receivable and other receivables at June 30, 2004 when compared to the balance at June 30, 2003 is due primarily to a $3.1 million increase in amounts due from counter parties on whole loan sales and other transactions, coupled with a $1.5 million increase in accrued interest receivable at June 30, 2004. Aames Financial periodically evaluates its accounts receivable for realizability and charges off amounts deemed uncollectible to an uncollectible receivables allowance.

Residual Interests.    Residual interests decreased to $44.1 million at June 30, 2004 from $129.2 million at June 30, 2003, reflecting $89.5 million of cash received from the securitization trusts, partially offset by $4.4 million of accretion during the year ended June 30, 2004.

Mortgage Servicing Rights, Net.    Aames Financial’s mortgage servicing rights were fully amortized at June 30, 2004. During the year ended June 30, 2004, Aames Financial did not capitalize any MSR’s as all of Aames Financial’s $7.0 billion of total dispositions were whole loan sales for cash with servicing released.

Deferred Tax Assets.    During the year ended June 30, 2004, Aames Financial recognized $21.9 million of deferred tax assets based upon its determination that it is more likely than not that it will realize such assets in future periods. There were no deferred tax assets at June 30, 2003.

Equipment and Improvements, Net.    Equipment and improvements, net, decreased to $8.7 million at June 30, 2004 from $8.9 million at June 30, 2003 reflecting depreciation and amortization outpacing capitalization of new equipment and improvement acquisitions during the year ended June 30, 2004.

Prepaid and Other Assets.    Prepaid and other assets increased to $17.7 million at June 30, 2004 from $17.5 million at June 30, 2003. The increase is due primarily to increases of $2.9 million in prepaid corporate related insurance and the capitalization of $1.2 million of capital raising related costs pending consummation of Aames Financial’s conversion to a REIT and the consummation of the initial public offering by Aames Investment

Corporation, Aames Financial’s wholly-owned subsidiary. Partially offsetting the increase were decreases of $2.2 million, $1.4 million and $0.3 million in bond deposits, deferred commitment fees and other assets, respectively.

Borrowings.    As previously reported, on June 30, 2003, Aames Financial redeemed $127.9 million principal balance of its Senior Notes representing all remaining outstanding Senior Notes, at par plus accrued and unpaid interest. Aames Financial funded the redemption of the Senior Notes by borrowing $74.1 million through the Financing Facility and paying the remaining $53.8 million in cash. Borrowings, which totaled $78.3 million at June 30, 2004, were comprised of $64.4 million outstanding under Aames Financial’s 2006 Debentures and $13.9 million outstanding under the Financing Facility. In comparison, amounts outstanding under the 2006 Debentures and the Financing Facility were $64.4 million and $74.1 million, respectively, or a total of $138.5 million, at June 30, 2003. The $60.2 million decline in borrowings at June 30, 2004 from June 30, 2003, represents Aames Financial’s principal payments on the Financing Facility during the year ended June 30, 2004.

Revolving Warehouse and Repurchase Facilities.    Amounts outstanding under revolving warehouse and repurchase facilities increased to $886.4 million at June 30, 2004 from $343.7 million at June 30, 2003 as the result of the increase in loans held for sale due to loan originations during the year ended June 30, 2004, partially offset by Aames Financial’s loan dispositions during the period. Proceeds from whole loan sales and securitizations are used first to reduce balances outstanding under Aames Financial’s revolving warehouse and repurchase facilities, and then used to satisfy corporate operating requirements.

Income Taxes.    At June 30, 2004 and 2003, Aames Financial had $1.8 million and $3.1 million of income taxes currently payable, respectively. Aames Financial’s gross deferred tax liabilities decreased by $1.8 million to $4.5 million at June 30, 2004 from $6.3 million at June 30, 2003 due to the change in the tax effects of temporary differences relating to state taxes. Aames Financial’s gross deferred tax assets at June 30, 2004 of $110.5 million decreased by $27.4 million from $137.9 million at June 30, 2003. Aames Financial’s tax valuation allowance decreased $47.4 million to $84.2 million at June 30, 2004 from $131.6 million at June 30, 2003. The decrease in the tax valuation allowance resulted from the utilization of deferred tax assets during the year ended June 30, 2004, and a reduction in the deferred tax valuation allowance to reflect the amount of deferred tax assets more likely than not to be realized in future periods.

Liquidity and Capital Resources

Aames Investment’s operations and the operations of Aames Financial, Aames Investment’s taxable REIT subsidiary, will require continued access to short-term and long-term sources of cash.

Our primary sources of liquidity are expected to be:

•	the proceeds from the initial public offering;

•	fundings under revolving warehouse and repurchase facilities;

•	the proceeds from securitization and sale of mortgage loans and related servicing rights;

•	the issuance of debt and equity securities; and

•	the proceeds from monetization of the overcollateralization in Aames Financial’s portfolio of mortgage loans in securitization trusts.

Aames Investment’s and Aames Financial’s primary operating cash requirements include:

•	the funding of mortgage loan originations and purchases prior to their securitization and sale;

•	fees, expenses and hedging costs, if any, incurred in connection with the securitization and sale of loans;

•	ongoing administrative, operating, and tax expenses;

•	interest and principal payments and liquidity requirements under our revolving warehouse and repurchase facilities, and other existing indebtedness;

•	advances in connection with our servicing portfolio;

•	overcollateralization requirements in connection with securitizations; and

•	the payment of dividends on Aames Investment common stock subsequent to this offering.

Proceeds of this Offering.    Aames Investment estimates the net proceeds from the initial public offering to it will be approximately $464.7 million, based on an assumed initial public offering price of $10 per share, which represents the mid-point of the range set forth on the cover of this proxy statement/prospectus and after deducting estimated underwriting discounts and estimated offering expenses payable by us. Aames Investment expects to use approximately $155.0 million in the aggregate, or 33.4% of the anticipated net proceeds, to pay cash amounts due to stockholders of Aames Financial in connection with the merger reorganization transactions described in “Our Structure and Formation Transactions.” Aames Investment expects to use the remaining net proceeds for general corporate purposes, including the origination and financing of mortgage loans. After this offering, Aames Financial will also use its own funds to redeem its $64.4 million of outstanding convertible subordinated debentures.

Warehouse and Repurchase Facilities.    Aames Investment and Aames Financial will each need to borrow substantial sums of cash on a regular basis to originate and purchase mortgage loans. Therefore, Aames Investment and Aames Financial will each rely on revolving warehouse and repurchase facilities to finance the origination or purchase of mortgage loans prior to securitization or sale. Aames Investment expects that it will become a party to the revolving warehouse and repurchase facilities of Aames Financial effective upon completion of the offering. At June 30, 2004, Aames Financial had total revolving warehouse and repurchase facilities in the amount of $1.9 billion, of which $1.8 billion and $100.0 million were committed and uncommitted, respectively. At June 30, 2004, amounts outstanding under Aames Financial’s facilities were $886.4 million leaving $963.6 million of borrowing capacity available to Aames Financial at that date under the facilities. Of the $1.9 billion of revolving warehouse and repurchase facilities available to Aames Financial at June 30, 2004, $350.0 million, $200.0 million, $400.0 million, $500.0 million and $500.0 million mature on September 27, 2004, September 30, 2004, November 30, 2004, October 30, 2004, and July 30, 2005, respectively. While no assurance can be made, Aames Financial expects to renew these warehouse facilities on the same or similar terms at or prior to their maturity. Subsequent to June 30, 2004, Aames Investment and Aames Financial obtained one additional $500.0 million fully committed warehouse facility.

Certain of the warehouse and repurchase facility lenders advance less than 100% of the principal balance of the mortgage loans, requiring the use of working capital to fund the remaining portion of the principal balance of the mortgage loans. The revolving warehouse and repurchase facilities contain provisions requiring Aames Investment and Aames Financial to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage, and net income levels. The facility agreements also contain customary representations and warranties. In addition, certain of the facility agreements contain prohibitions on Aames Financial’s payment of dividends which have been waived in connection with dividends declared and paid by Aames Financial on the Series B, C and D Convertible Preferred Stock through and including September 30, 2004.

Securitization and Sale of Mortgage Loans.    Aames Investment’s and Aames Financial’s ability to sell loans they originate in the secondary market through securitizations and whole loan sales is necessary to generate cash proceeds to pay down their warehouse and repurchase facilities and fund new mortgage loan originations. Aames Investment’s and Aames Financial’s ability to sell loans in the secondary market on acceptable terms is essential for the continuation of their loan origination operations.

During the year ended June 30, 2004, Aames Financial did not dispose of any of its loans through securitizations and sold all of its $6.4 billion of loan dispositions in whole loan sales for cash. Of Aames Financial’s $4.5 billion of loan dispositions during the year ended June 30, 2003, $4.2 billion and $315.0 million were sold in whole loan sales for cash and securitizations, respectively. The gain on sale recognized by Aames Financial on securitizations and whole loan sales is affected by, among other things, market conditions at the time of the loan disposition, and Aames Financial’s assumptions used in securitizations. See “Results of Operations—Revenue.”

In connection with securitization transactions, Aames Investment and Aames Financial expect to be generally required to provide credit enhancements in the form of overcollateralization amounts or reserve accounts. In addition, during the life of the related securitization trusts, Aames Investment and Aames Financial expect to subordinate a portion of the excess cash flow otherwise due them to the rights of holders of senior interests as a credit enhancement to support the sale of the senior interests. The terms of the securitization trusts generally require that all excess cash flow otherwise payable to Aames Investment and Aames Financial during the early months of the trusts be used to increase the cash reserve accounts or to repay the senior interests in order to increase overcollateralization to specified maximums.

For Aames Financial’s existing securitizations, overcollateralization requirements for certain pools increase up to approximately twice the level otherwise required when the delinquency rates or realized losses for those pools exceed the specified limit. At June 30, 2004, an additional $28.0 million of overcollateralization was required to be maintained because the level of delinquency rates and realized losses of mortgage loans was in excess of specified delinquency rates and realized losses in certain securitization trusts. At June 30, 2004, Aames Financial was required to maintain overcollateralization amounts of $56.0 million, which included the $28.0 million. In Aames Financial’s securitizations structured as a real estate mortgage investment conduit, or REMIC, the recognition of non-cash gain on sale has a negative impact on the cash flow of Aames Financial since it is required to pay federal and state taxes on a portion of these amounts in the period recognized although it does not receive the cash representing the gain until later periods as the cash flows are received and applicable reserve or overcollateralization requirements are met.

Issuance of Debt and Equity Securities.    Aames Investment expects to finance the mortgage loans it holds on its balance sheet through on balance sheet debt securitizations. In addition, Aames Investment expects to continue to increase its mortgage loan production, and may in the future seek additional debt or equity to fund that expansion.

Since February 1999, Aames Financial has raised $180.2 million through the sale of preferred stock in several phases, consisting of $170.8 million to Specialty Finance Partners and its designees, $4.7 million to certain members of Aames Financial’s management and $4.7 million to holders of Aames Financial’s common stock. Aames Financial also issued warrants to affiliates and employees of an affiliate of Specialty Finance Partners to purchase an aggregate of 500,000 shares of Aames Financial’s common stock for $5.00 per share in February 1999, and warrants to purchase five million shares of Series D Convertible Preferred Stock at $0.85 per share in July 2001.

On June 30, 2003, Aames Financial redeemed the remaining $127.9 million of Senior Notes at par using $53.8 million of its cash and $74.1 million borrowed pursuant to the Financing Facility due December 31, 2004. Under the Financing Facility, Aames Financial is required to comply with various operating and financial covenants including covenants which may restrict Aames Financial’s ability to pay certain distributions, including dividends. However, Aames Financial received a waiver from the lender permitting Aames Financial to pay dividends on its preferred stock accrued through September 30, 2004.

Aames Financial has retained certain residual interests in the securitization trusts. The performance of the loans in the trusts will impact its ability to realize the current estimated fair value of these assets that are included on its balance sheet.

Monetization of Overcollateralization in Aames Financial’s Portfolio of Mortgage Loan in Securitization Trusts.    Aames Financial had retained residual interests in seven securitization trusts which had overcollateralization balances of $56.0 million at June 30, 2004. If Aames Financial calls any additional securitization trusts, Aames Financial will receive a majority of the overcollateralization balance from the called trusts in a combination of mortgage loans in the trust and in cash.

Other sources of cash previously used by Aames Financial to fund its operations included the monetization of residual interests and servicing advances and debt and equity securities.

Monetization of Residual Interests.    As previously reported, on June 30, 2003 Aames Financial borrowed $74.1 million ($13.9 million at June 30, 2004) through the Financing Facility of which $49.2 million ($5.7 million at June 30, 2004) was secured by all of its residual interests.

Monetization of Servicing Advances.    Aames Financial pledged certain of its existing servicing advances to collateralize $24.9 million ($8.2 million at June 30, 2004) of the Financing Facility. Future servicing advances related to certain of Aames Financial’s securitization trusts will also collateralize the Financing Facility unless and until it is fully repaid.

Cash Flow.    The following summarizes Aames Financial’s material cash flow activities during the years ended June 30, 2004 and June 2003.

Aames Financial’s principal operating activities which effect its net cash provided by or used in such activities in any period are (i) the increase or decrease in loan production which causes an increase in the use of cash and a decrease in the use of cash, respectively; and (ii) the increase or decrease in the level of loan sales which causes an increase or decrease in cash provided, respectively. During the year ended June 30, 2004, Aames Financial’s net cash used in operating activities was $415.5 million, an increase of $557.2 million over $141.7 million of net cash provided by operating activities during the year ended June 30, 2003. The increase in net cash used in operating activities was due primarily to a $2.5 billion increase in the use of cash to fund the origination of mortgage loans during the year ended June 30, 2004 over the year ended June 30, 2003. The increase in net cash used in operating activities was partially offset by a $1.9 billion increase in cash flows provided in operating activities from proceeds of the sale of mortgage loans held for sale during the year ended June 30, 2004 over such proceeds during the year ended June 30, 2003. To a lesser extent, the increase in net cash used in operating activities during the year ended June 30, 2004 was also partially offset by a $57.2 million positive change in other assets and liabilities and a $61.5 million increase in net income when compared to the changes in such assets and liabilities and to net income during fiscal 2003.

During the year ended June 30, 2003, Aames Financial’s net cash provided by operating activities was $141.7 million, an increase of $132.2 million over $9.4 million of net cash provided by operating activities during the year ended June 30, 2002. The increase in net cash provided by operating activities was due primarily to a $1.3 billion increase in proceeds of the sale of mortgage loans during the year ended June 30, 2003 over such proceeds during the year ended June 30, 2002. Partially offsetting the increase was a $1.2 billion increase in the use of cash to fund the origination of mortgage loans during the year ended June 30, 2003 over the year ended June 30, 2002. To a lesser extent, the increase in net cash provided by operating activities during the year ended June 30, 2003 over net cash provided by operating activities during the year ended June 30, 2002 was also positively impacted by a $24.7 million increase in net income and a $16.6 million positive change in other assets and liabilities.

The primary financing activity affecting net cash provided by or used in Aames Financial’s financing activities are increases and decreases in the level of borrowings under its revolving warehouse and repurchase agreements. During the year ended June 30, 2004, Aames Financial’s net cash provided by financing activities was $418.4 million, an increase of $551.4 million, over $133.1 million of net cash used in financing activities during the year ended June 30, 2003. The increase in net cash provided by financing activities during the year ended June 30, 2004 over the net cash used in financing activities during fiscal 2003 was primarily attributable to a $582.2 million increase in borrowings used under Aames Financial’s revolving warehouse and repurchase facilities to fund the increase in the origination of loans held for sale during fiscal 2004 over such levels in fiscal 2003. To a lesser extent, net cash provided by financing activities was positively influenced by a $33.5 million decline in the use of cash used to reduce borrowings. These changes in sources of cash were partially offset by an increase in fiscal 2004 over that in fiscal 2003 of $64.3 million of cash used in the payment of preferred stock dividends.

During the year ended June 30, 2003, net cash used in financing activities was $133.1 million, an increase of $117.7 million over the $15.4 million of net cash used in financing activities during the year ended June 30,

2002. The increase in net cash used in financing activities during the year ended June 30, 2003 over net cash used during the year ended June 30, 2002 was due primarily to an $87.9 million increase in cash used to reduce outstanding borrowings during the year ended June 30, 2003 from cash used to reduce borrowings during fiscal 2002. To a lesser extent, net cash used in financing activities increased due to a $29.2 million increase in cash used to reduce revolving warehouse and repurchase facilities during the year ended June 30, 2003 over such activity in fiscal 2002.

As a financial institution, Aames Financial’s lending and borrowing functions are integral parts of its business. When evaluating sources and uses of cash, Aames Financial considers cash used to increase its assets, and borrowings used to finance those assets, separately from its operating cash flows. Aames Financial’s most significant use of cash is for the acquisition of loans held for sale which are funded primarily through borrowings under its revolving warehouse and repurchase facilities. In accordance with U.S. GAAP, purchases of loans held for sale, net of sales of such loans, are required to be included in Aames Financial’s consolidated statements of cash flows (See F-6) as a component of net cash provided by (used in) operating activities. Borrowings used to fund such loans, or repayment of such borrowings, are required to be included in the consolidated statements of cash flows as a component of net cash provided by or used in financing activities, respectively. The amount of net purchases of loans held for sale included as a component of net cash used in operating activities was $605.3 million during the year ended June 30, 2004. Excluding the purchases and sale activity for loans held for sale, the net cash provided by Aames Financial’s operating activities was $189.8 million during the year ended June 30, 2004. The amount of net purchases of loans held for sale included as a component of net cash provided by operating activities was $55.2 million during the year ended June 30, 2003. Excluding the purchases and sale activity for loans held for sale, the net cash provided by Aames Financial’s operating activities was $86.5 million during the year ended June 30, 2003.

At June 30, 2004, Aames Financial had net operating liquidity of $90.3 million, which consisted of $22.9 million of cash and cash equivalents, plus approximately $67.4 million of cash that could be immediately raised through the pledging of unencumbered and eligible loans held for sale as collateral pursuant to committed revolving warehouse and repurchase facilities. We currently believe that our net operating liquidity level is sufficient to satisfy our operating requirements and to meet our obligations in a timely and cost-efficient manner.

If Aames Financial’s access to warehouse lines, working capital or the securitization or whole loan markets is restricted, Aames Financial may have to seek additional equity. There can be no assurance that sufficient sources of liquidity will be available to Aames Financial at any given time or that favorable terms will be available. If Aames Financial is unable to maintain sufficient liquidity, Aames Financial would be restricted in the amount of loans that it will be able to produce and sell which would negatively impact profitability and jeopardize Aames Financial’s ability to continue to operate as a going concern.

Contractual Obligations

The following table summarizes Aames Financial’s material contractual obligations as of June 30, 2004 (in millions):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving warehouse and repurchase agreements	$886.4	$886.4	$—	$—	$—
Borrowings	78.3	13.9	64.4	—	—
Operating leases, net	44.0	9.6	16.5	11.2	6.7
Purchase and other obligations	5.4	1.3	3.1	1.0	—

Total	$1,014.1	$911.2	$84.0	$12.2	$6.7

Aames Financial’s revolving warehouse and repurchase agreements contain terms which require it to meet periodic financial covenants and other contractual obligations as on-going conditions to borrow under the warehouse and repurchase agreements. If Aames Financial is unable to comply with the financial covenants or the other contractual obligations going forward, or if Aames Financial is unable to obtain subsequent amendments or waivers, if required, the lenders can declare default events. If Aames Financial does not cure the default events, the lenders are entitled to liquidate the residential mortgage loans which collateralize borrowings under the revolving warehouse and repurchase facilities to recover funds advanced.

An uncured default event under the revolving warehouse and repurchase agreements and a default event under the agreement governing Aames Financial’s 5.5% convertible subordinated debentures, principally nonpayment of scheduled interest, would accelerate Aames Financial’s repayment obligation for its 5.5% convertible subordinated debentures.

An uncured default event, principally nonpayment of scheduled principal and interest, would accelerate Aames Financial’s repayment obligation under its financing facility. The lenders are entitled to liquidate the residual interests and servicing advances which collateralize the financing facility to recover funds advanced.

Off-Balance Sheet Arrangements

Aames Financial is a party to various transactions that have off-balance sheet components. In connection with loan sales that are securitization transactions, there were $283.2 million in loans owned by off-balance sheet trusts as of June 30, 2004. The trusts have issued securities or bonds secured by these loans. Aames Financial has no obligation to provide funding support to either the third party investors or the off-balance sheet trusts. The third party investors or the trusts generally have no recourse to Aames Financial’s assets or it and have no ability to require Aames Financial to repurchase their loans other than for non-credit-related recourse that can arise under standard representations and warranties.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. As we are invested solely in U.S.-dollar denominated instruments, primarily residential mortgage instruments, and our borrowings are also domestic and U.S. dollar denominated, we are not subject to foreign currency exchange, or commodity and equity price risk; the primary market risk that we are exposed to is interest rate risk and its related ancillary risks. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only.

Interest Rate Risk

Aames Investment’s primary interest rate exposure relates to the portfolio of hybrid/adjustable rate mortgage loans it intends to originate and to retain, as well as our variable-rate borrowings and mortgage-backed securities it issues and related interest rate swaps and caps. Interest rate risk is defined as the sensitivity of current and future earnings to interest rate volatility, variability of spread relationships, the difference in re- pricing intervals between assets and liabilities and the effect that interest rates may have on cash flows, especially prepayment speeds on residential mortgage related assets.

Changes in the general level of interest rates can affect net interest income. Changes in interest rates can also affect, among other things, the ability to originate mortgage loans, the value of loans and mortgage-backed securities, and the ability of Aames Financial to realize gains from the sale of such originated loans.

The following tables illustrate certain information about Aames Financial’s rate sensitive assets and liabilities at June 30, 2004 and 2003.

June 30, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Assets:
Loans held for sale:
Fixed rates	$36,036	$52,588	$43,410	$36,370	$25,410	$75,771	$269,585	$274,688
Weighted average rate	8.64%	8.64%	8.64%	8.64%	8.64%	8.60%	8.63%
Variable rates	$67,770	$192,704	$195,255	$93,607	$55,671	$137,573	$742,580	$764,537
Weighted average rate	7.36%	7.44%	9.55%	10.18%	10.55%	10.92%	8.79%
Interest rate caps (1)	$6,317	$—	$—	$—	$—	$—	$6,317	$6,317
Rate Sensitive Liabilities:
Borrowings:
Fixed rate	$—	$64,396	$—	$—	$—	$—	$64,396	$62,303
Weighted average rate	5.50%	—%	—%	—%	—%	—%	5.50%
Variable rate	$900,320	$—	$—	$—	$—	$—	$900,320	$900,320
Weighted average rate	3.42%	—%	—%	—%	—%	—%	3.42%

(1)	At June 30, 2004, Aames Financial was a party to $550.0 million (notional) of interest rate cap contracts that were indexed to the one-month LIBOR. The strike price of the interest rate caps pursuant to the contracts ranged from 2.35% to 2.5%. At June 30, 2004, the one-month LIBOR was 1.37%.

During the year ended June 30, 2004, interest rates generally increased from levels existing during the year ended June 30, 2003. At June 30, 2004, Aames Financial’s interest rate sensitive assets, primarily its fixed rate and variable rate mortgage loans held for sale, reflected these higher rates when compared to interest rates applicable to its fixed and variable rate mortgage loans held at June 30, 2003. At June 30, 2004, the weighted average interest rate on Aames Financial’s fixed rate loans held for sale was 8.64% and the weighted average interest rate on its variable rate loans held for sale was 7.36%. In comparison, at June 30, 2003, the weighted average interest rate on Aames Financial’s fixed and variable loans held for sale were 7.28% and 7.14%, respectively. Aames Financial’s sole fixed rate borrowings were the amounts outstanding under the 2006 Debentures which bear interest at 5.5% per annum. Aames Financial’s variable rate borrowings, which are comprised of revolving warehouse and repurchase facilities and the Financing Facility, are indexed to the one-month LIBOR. At June 30, 2004, the one-month LIBOR was 1.37%, up 25 basis points from 1.12% at June 30, 2003. The weighted average interest rate on borrowings outstanding under revolving warehouse and repurchase facilities and the Financing Facility at June 30, 2004 decreased to 2.51% from 2.52% at June 30, 2003. At June 30, 2004 and 2003, the weighted average interest rate on borrowings outstanding under revolving warehouse and repurchase facilities were 2.48% and 2.22%, respectively. At June 30, 2004 and 2003, the weighted average interest rates on the Financing Facility were approximately 4.12% and 3.87%, respectively. During the year ended June 30, 2004, despite the increase in the one-month LIBOR and increased average borrowings, interest expense on Aames Financial’s variable rate revolving warehouse and repurchase facilities declined from interest expense incurred during the year ended June 30, 2003 due to reductions in pricing by certain of its revolving warehouse and repurchase facility lenders.

June 30, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Assets:
Loans held for sale:
Fixed rate	$21,215	$32,712	$26,872	$22,655	$15,843	$46,537	$165,834	$170,887
Weighted average rate	7.28%	7.28%	7.28%	7.28%	7.28%	7.26%	7.28%
Variable rate	$21,040	$60,239	$62,178	$30,007	$17,773	$43,930	$235,167	$242,283
Weighted average rate	7.14%	7.15%	9.07%	8.56%	9.42%	10.25%	8.24%
Rate Sensitive Liabilities:
Borrowings:
Fixed rate	$—	$—	$64,396	$—	$—	$—	$64,396	$54,093
Weighted average rate	5.50%	5.50%	—%	—%	—%	—%	5.50%
Variable rate	$368,161	$49,630	$—	$—	$—	$—	$417,791	$417,791
Weighted average rate	2.41%	—%	—%	—%	—%	—%	2.41%

During the year ended June 30, 2003, certain interest rates generally declined from levels existing during the year ended June 30, 2002. At June 30, 2003, Aames Financial’s rate sensitive assets, primarily fixed and variable rate mortgage loans held for sale, reflect these lower rates when compared to interest rates applicable to such mortgage loans held at June 30, 2002. The Company’s variable rate borrowings, which are comprised of revolving warehouse and repurchase facilities, are indexed to the one-month LIBOR. At June 30, 2003, the one-month LIBOR was 1.12%, down 72 basis points from the 1.84% one-month LIBOR at June 30, 2002. The weighted average interest rate on borrowings outstanding under revolving warehouse and repurchase facilities at June 30, 2003 declined to 2.41% from 2.90% at June 30, 2002. During the year ended June 30, 2003, interest expense on Aames Financial’s revolving warehouse and repurchase facilities declined from interest expense incurred during the year ended June 30, 2002 due to the decline in the one-month LIBOR and to reductions in pricing by certain of its revolving warehouse and repurchase facility lenders.

The fair value estimates presented above as of June 30, 2004 and 2003 are based on pertinent information available to Aames Financial as of the respective dates. Although Aames Financial is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following describes the methods and assumptions used by Aames Financial in estimating fair values:

•	Loans held for sale are based on current investor yield requirements.

•	Borrowings are based on the carrying amount when such amount is a reasonable estimate of fair value or on quoted market prices.

•	Amounts outstanding under revolving warehouse and repurchase facilities are short term in nature and generally bear market rates of interest and, therefore, are based on the carrying amount which is a reasonable estimate of fair value.

•	Interest rate caps are based on quoted market prices.

Sale of Loans—Securitizations and Whole Loan Sales.    A significant variable in the determination of gain on sale in a securitization is the spread between the weighted average coupon on the securitized loans and the pass-through interest rate. In the interim period between loan origination or purchase and securitization of such loans, Aames Financial is exposed to interest rate risk. The majority of loans are either sold or securitized within 90 days of origination or purchase. However, a portion of the loans is held for sale or securitization for as long as 12 months (or longer, in very limited circumstances) prior to securitization or sale. If interest rates rise during the period that the mortgage loans are held, the spread between the weighted average interest rate on the loans to be securitized and the pass-through interest rates on the securities to be sold (the latter having increased as a result of market rate movements) would narrow. Upon sale or securitization, this would result in a reduction of Aames

Financial’s related gain on sale. From time to time, Aames Financial mitigates exposure to rising interest rates through the use of forward interest rate swap agreements or other hedging activities. These hedging activities help mitigate the risk of absolute movements in interest rates.

Rate Sensitive Assets and Liabilities.    At June 30, 2004, Aames Financial’s $1.0 billion inventory of loans held for sale was comprised of $269.6 million and $742.6 million of fixed and variable rate mortgage loans, respectively, which had weighted average interest rates of 8.65% and 7.36%, respectively. The weighted average interest rate on Aames Financial’s total inventory of loans held for sale was 8.00% at June 30, 2004. At June 30, 2004, Aames Financial had no unused forward loan sale commitments in place. At June 30, 2004, Aames Financial had in place $550.0 million (notional) of interest rate cap contracts to hedge interest rate risk on its $1.0 billion inventory of loans held for sale. Therefore, we do not believe that a 10.0% increase in interest rates represented a material risk to the value of our inventory of loans held for sale at June 30, 2004.

At June 30, 2004, Aames Financial had aggregate outstanding funded indebtedness of $964.7 million, of which $900.3 million and $64.4 million bore variable and fixed interest rates, respectively. At June 30, 2004, the weighted average variable interest rate on Aames Financial’s $900.3 million of outstanding revolving warehouse and repurchase facilities and the Financing Facility was 2.51%. All of Aames Financial’s revolving warehouse and repurchase facilities and the Financing Facility were indexed to one-month LIBOR which, at June 30, 2004, was 1.37%. The weighted average interest rate on Aames Financial’s $64.4 million of outstanding fixed rate borrowings was 5.5% at June 30, 2004.

Residual Interests and MSRs.    Aames Financial had residual interests of $44.1 million and $129.2 million outstanding at June 30, 2004 and 2003, respectively. Aames Financial had no MSRs outstanding at June 30, 2004 but had MSRs outstanding at June 30, 2003 in the amount of $0.2 million. These instruments are recorded at estimated fair value at June 30, 2004 and 2003. Aames Financial valued these assets based on the present value of future revenue streams, net of expenses, using various assumptions. The weighted average discount rate used to calculate the present value of the residual interests was 13.7% and 13.5% at June 30, 2004 and 2003, respectively. The discount rate used to calculate the present value of the MSRs was 15.0% at June 30, 2003. The weighted average life of the mortgage loans used for valuation at June 30, 2004 and 2003 was 2.2 years and 1.9 years, respectively.

The residual interests are subject to actual prepayment or credit loss risk in excess of assumptions used in valuation. Ultimate cash flows realized from these assets would be reduced should actual prepayments or credit losses exceed assumptions used in the valuation. Conversely, cash flows realized would be greater should actual prepayments or credit losses be below expectations.

The table below illustrates the resulting hypothetical fair values of Aames Financial’s retained residual interests at June 30, 2004 and June 30, 2003 caused by assumed immediate adverse changes to the key assumptions used by Aames Financial to determine fair value (dollars in thousands):

	June 30, 2004	June 30, 2003
Prepayment speed assumption:
Fair value after:
Impact of a 10% adverse change	$42,096	$127,210
Impact of a 20% adverse change	41,755	125,703
Credit loss assumption:
Fair value after:
Impact of a 10% adverse change	$41,052	$125,666
Impact of a 20% adverse change	39,654	122,243
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% adverse change	$42,418	$124,805
Impact of a 20% adverse change	40,820	120,602
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% adverse change	$42,440	$128,749
Impact of a 20% adverse change	42,502	128,496

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and the discount rate assumptions.

Interest rate changes may also impact our equity as our securities, mortgage loans and related hedge derivatives are held at the lower of cost and market. Generally, as interest rates increase, our hybrid/adjustable rate loans may adjust more slowly than our mortgage backed securities, subjecting us to interest rate risk. We seek to hedge to some degree changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that over time, decreases in value of our loan portfolio attributable to interest rate changes will be offset to some degree by increases in value of our interest rate swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. However, unless there is a material impairment in value that would result in a payment not being received on a security or loan, changes in the book value of our loan portfolio will not directly affect our recurring earnings or our ability to make a distribution to you.

In order to minimize the negative impacts of changes in interest rates on earnings and capital, we intend to closely monitor our asset and liability mix and utilize interest rate swaps and caps, subject to the limitations imposed by the REIT qualification tests.

Movements in interest rates can pose a major risk to us in either a rising or declining interest rate environment. We depend on substantial borrowings to conduct our business. These borrowings are all made at variable interest rate terms that will increase as short term interest rates rise. Additionally, when interest rates rise, loans held for sale decrease in value. To preserve the value of such loans, we may enter into forward sale loan contracts, or FSLCs, to be settled at future dates with fixed prices.

In the event that we do not deliver into the FSLCs or exercise our option contracts, the instruments can be settled on a net basis. Net settlement entails paying or receiving cash based upon the change in market value of the existing instrument. All FSLCs and option contracts to buy securities are to be contractually settled within six months of the balance sheet date. FSLCs and options contracts for individual loans generally must be settled within 60 days.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements will be major financial institutions and securities dealers that are well capitalized with high credit ratings and with which we may also have other financial relationships. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the value of the contract and the current market price. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

Credit Spread Exposure

The mortgage-backed securities we will own are also subject to spread risk. The majority of these securities will be adjustable-rate securities valued based on a market credit spread to U.S. Treasury security yields. In other words, their value depends on the yield demanded on such securities by the market based on their credit relative to U.S. Treasury securities. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease or tighten, the value of our securities portfolio would tend to increase. Such changes in the market value of our portfolio may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market’s expectations of future interest rates, would also affect the yield required on our securities and therefore their value. This would have similar effects on our portfolio and our financial position and operations as would a change in spreads.

Interim Financial Results (Unaudited)

On October 25, 2004, Aames Financial Corporation reported net income during the three months ended September 30, 2004 of $28.4 million, compared to net income of $28.7 million during the three months ended September 30, 2003. Net income during the three months ended September 30, 2004 and 2003 included income tax benefits of $5.3 million and $18.2 million, respectively. Stockholders’ equity at September 30, 2004 was $156.3 million, an increase of $25.7 million over stockholders’ equity of $130.6 million at June 30, 2004.

During the three months ended September 30, 2004, basic and diluted net income to common stockholders were $25.5 million and $28.9 million, respectively, resulting in basic and diluted net income per common share of $3.55 and $0.28, respectively. Basic and diluted net income to common stockholders during the three months ended September 30, 2003 were $25.2 million and $29.5 million, respectively, resulting in basic and diluted net income per common share of $3.66 and $0.28, respectively.

Net Interest Income and Other Income

During the three months ended September 30, 2004, net interest income and other income, which is comprised of gain on sale of loans and loan servicing income, was $65.8 million, a decrease of $1.5 million, or 2.2%, from $67.3 million reported during the three months ended September 30, 2003.

Net Interest Income.    During the three months September 30, 2004, net interest income increased $4.8 million, or 51.6%, to $14.1 million over $9.3 million during the three months ended September 30, 2003.

Other Income.    Other income includes Aames Financial’s largest revenue component, gain on sale of loans, and loan servicing income. Gain on sale of loans is impacted by the timing of loan origination and sales, as net loan origination fees and costs related to mortgage loans originated and held for sale are deferred and recognized in gain on sale of loans at the time the mortgage loans are sold. During the three months ended September 30, 2004, other income decreased $6.3 million, or 10.9%, to $51.7 million from $58.0 million during the three months ended September 30, 2003. The decrease in other income was attributable to a decrease of $6.5 million in gain on sale of loans, partially offset by a $0.3 million increase in loan servicing income. The $6.5 million decrease in gain on sale consisted of a $17.9 million increase in gain on sale of loans (due to $778.8 million increase in loans sold) offset by the increase in the deferral of $16.5 million of net loan origination fees attributable to loans originated in the current period but not sold and the increase in the recognition of $7.9 million of net deferred loan origination costs attributable to loans originated in prior periods and sold in the quarter ended September 30, 2004.

Operating Expenses

Similar to the accounting for gain on sale, net loan origination costs related to mortgage loans originated and held for sale are deferred and recognized in gain on sale of loans at the time the mortgage loans are sold. During the three months ended September 30, 2004, operating expenses, which included personnel, production and general and administrative expenses, decreased $14.1 million to $42.7 million from $56.8 million of total operating expenses during the three months ended September 30, 2003. The decrease in operating expenses was attributable to a decrease of $15.4 million in personnel expense partially offset by increases of $1.2 million and $0.1 million in production expense and general and administrative expenses, respectively, from levels reported during the three months ended September 30, 2003. The $15.4 million decrease in personnel expense was due primarily to increases in commissions, salaries and medical and other benefit costs, offset by a $21.8 million increase in the deferral of loan origination compensatory costs during the three months ended September 30, 2004.

Mortgage Loan Production During the Three Months Ended September 30, 2004

During the three months ended September 30, 2004, Aames Financial’s total mortgage loan production was $1.9 billion compared to $1.5 billion and $2.0 billion of total mortgage loan production during the three months ended September 30, 2003 and June 30, 2004, respectively.

During the three months ended September 30, 2004, total retail production increased $38.3 million, or 6.6%, to $615.1 million over $576.8 of total retail mortgage loan production during the three months ended September 30, 2003. Total wholesale mortgage loan production increased $342.3 million, or 37.2%, to $1.3 billion during the three months ended September 30, 2004 over $920.6 million of total wholesale mortgage loan production during the comparable three month period a year ago.

Aames Financial believes that the $380.6 million, or 25.4%, increase in total mortgage loan origination volume during the three months ended September 30, 2004 over total mortgage loan production reported during the three months ended September 30, 2003 was due to a combination of continued strong demand for subprime products despite a generally increasing mortgage interest rate environment prevailing in the marketplace and improved geographic diversification in the wholesale and retail channels.

Total retail mortgage loan production during the three months ended September 30, 2004 decreased $30.2 million, or 4.7%, from the $645.3 million of total retail mortgage loan production during the three months ended June 30, 2004. Total wholesale mortgage loan production during the three months ended September 30, 2004 decreased $57.6 million, or 4.4%, from $1.3 billion of total wholesale mortgage loan production during the three months ended June 30, 2004.

Aames Financial believes that the $87.9 million, or 4.5%, decrease in total mortgage loan origination volume during the three months ended September 30, 2004 from the total mortgage loan production reported during the three months ended June 30, 2004 was due primarily to the increase in interest rates charged by Aames Financial in response to a generally increasing mortgage interest rate environment during the September 2004 quarter compared to the generally lower mortgage interest rate environment during the three months ended June 30, 2004.

Loan Dispositions and Loan Servicing

Loan Dispositions.    During the three months ended September 30, 2004, Aames Financial sold $2.0 billion of mortgage loans all of which were whole loan sales for cash. Total loan dispositions during the three months ended June 30, 2004 were $1.8 billion and were $1.2 billion during the three months ended September 30, 2003. All of Aames Financial’s whole loan sales were done on a servicing released basis.

Loan Servicing.    At September 30, 2004 and June 30, 2004, Aames Financial’s total servicing portfolio was $3.0 billion and $2.3 billion, respectively, of which $2.9 billion and $2.2 billion, respectively, or approximately 98.4% and 97.7%, respectively, was serviced in-house. Aames Financial subserviced $144.2 million of mortgage loans for others at September 30, 2004, down $16.1 million due to normal run-off from $160.3 million at June 30, 2004. Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house declined to $204.3 million at September 30, 2004 from $229.3 million at June 30, 2004. In-house servicing at September 30, 2004 and June 30, 2004 includes $2.6 billion and $1.9 billion of loans serviced on an interim basis. Loans serviced on an interim basis include loans held for sale loans and loans sold where servicing has not yet been transferred. At September 30, 2003, Aames Financial’s total servicing portfolio was $2.3 billion. Mortgage loans in securitization trusts serviced in-house at September 30, 2003 were $622.0 million. The decline in Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house at September 30, 2004 from a year ago is due to Aames Financial’s call, in its role as servicer, of six securitization trusts, normal amortization and prepayment and the disposition of all loans on a servicing released basis.

BUSINESS

Aames Investment

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and this offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated approximately $7.0 billion of subprime residential mortgage loans in fiscal year 2004. Aames Financial was the eighth largest retail subprime originator and the seventeenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the first six months of 2004. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from this offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of these loans, largely hybrid/adjustable rate mortgage loans, which accounted for 71.9% of its loan production for the year ended June 30, 2004. Aames Investment expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to U.S. federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial, Aames Investment’s taxable REIT subsidiary following the merger and this offering, will be subject to regular corporate income tax. This will include fee income on all loans Aames Financial originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

Aames Financial originates mortgage loans in 47 states through both wholesale and retail channels. Its wholesale channel operates five regional wholesale operations centers throughout the United States and originates loans through a network of approximately 4,760 independent mortgage brokers. Its retail channel has a network of 99 retail branch offices including the National Loan Centers directly serving borrowers throughout the United States. The following table shows the total originations of both Aames Financial’s retail and wholesale channels for the year ended June 30, 2004.

	Year Ended June 30, 2004
	Loans Funded	Percentage of Total
	(in thousands)
Retail	$2,400,493	34.3%
Wholesale	4,588,501	65.7

Total	$6,988,994	100.0%

Aames Financial will continue to originate mortgage loans. Aames Investment will purchase loans it anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial, which will retain the servicing rights to the loans. Aames Investment expects to purchase most of Aames Financial’s mortgage loan originations while it is building its REIT loan portfolio.

Until Aames Investment can retain enough mortgage loans to meet certain REIT asset composition requirements, it may, in the short term, purchase mortgage-backed securities on a leveraged basis. While Aames Investment has not established and does not expect to establish a limit on the amount of leverage it may incur, it generally expects to leverage its stockholders’ equity 10 to 14 times. Once Aames Investment builds its REIT portfolio to its target range, expected to be 10 to 14 times its stockholders’ equity, Aames Investment expects to purchase a smaller portion of Aames Financial’s originations to maintain its target leverage ratio, and Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, to third parties in the secondary market.

Aames Financial will continue to underwrite each mortgage loan that it originates in both its wholesale and retail channels in accordance with its underwriting guidelines. Aames Financial bases its underwriting decisions on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s historical patterns of debt repayment, the amount of equity in the borrower’s property, debt ratios and other factors. Its underwriting philosophy is to analyze the overall characteristics of the borrower, evaluate carefully the value of the property collateralizing the loan and take into account compensating factors that may be used to offset certain areas of credit weakness. We believe that we have developed underwriting processes and criteria that enable us to generate quality borrower data and appraisals, make sound underwriting and risk-based pricing decisions and approve and fund loans efficiently. Aames Financial also evaluates each loan that it originates to ensure that it provides a benefit to the borrower in accordance with regulatory requirements.

Aames Financial expects to continue to use revolving warehouse and repurchase facilities to provide short-term funding for its mortgage loan originations. In order to provide Aames Investment with long-term financing for the mortgage loans it intends to hold on its balance sheet, Aames Investment expects to securitize substantially all of those loans through on-balance sheet transactions that will be structured as financings for both tax and financial accounting purposes. Therefore, Aames Investment does not expect to generate a gain or loss on sale from these securitization activities, and, following the securitizations, the loans will remain classified on its consolidated balance sheet as assets, with the securitization debt classified as a liability. Aames Investment expects that it will generate taxable earnings from the loans that it securitizes and/or retains in its REIT portfolio primarily through:

•	net interest income, which is the difference between the:

•	interest income received from the mortgage loans; and

•	interest paid to the holders of the mortgage-backed securities issued in securitizations;

net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses.

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and this offering, we sold whole loans on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and this offering, Aames Financial will continue to sell loans to capture any gain on the sale of these loans and thereby grow its equity capital base and the equity capital base of Aames Investment on a consolidated basis. Aames Financial expects to sell these loans generally within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual interest, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

Aames Financial expects to continue to service residential mortgage loans for both itself and Aames Investment. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has approximately 81 servicing employees, and a portfolio of approximately $2.3 billion, and with its current servicing management and systems, its servicing platform is capable of servicing a portfolio of approximately $5.0 billion.

As of June 30, 2004, Aames Financial had approximately $181.8 million of historical net operating loss carryforwards for U.S. federal income tax purposes that expire from 2019 through 2024. These losses are available to offset Aames Financial’s future income. Following the merger and public offering we anticipate that Aames Financial, will be able to utilize these historical net operating loss carryforwards subject to annual limitations, and as a result will have substantially lower effective tax rates than statutory rates.

Our Business Strategy

Our goal is to maximize stockholder value, increase earnings and provide investors with attractive dividend yields by:

•	Building a portfolio of high yielding subprime mortgage loans and leveraging our equity to increase the size of the portfolio and our returns while at the same time managing our financing costs and the increased risk of loss associated with the leverage;

•	Continuing to improve our efficiency and loan quality and serving as an efficient high quality originator. We intend to accomplish this by increasing the use of technology to streamline further our loan origination and underwriting processes, by rigorously applying and continuously improving our underwriting criteria and processes in order to minimize defaults and losses and by collecting comprehensive performance data on our portfolio to refine our underwriting guidelines and risk-based pricing;

•	Growing our loan originations by growing both our retail and wholesale channels, improving market penetration in our existing markets, increasing loan originations through the Internet and building the “Aames Home Loan” brand. In addition, we will continue to originate loan products that are less sensitive to increases in interest rates than rate-term refinance mortgage loans, such as purchase money mortgage loans and cash-out refinance loans, which we believe makes our originations less vulnerable to declines resulting from increases in interest rates; and

•	Servicing our loans to enhance the performance of our retained portfolio, and growing our servicing operation with our portfolio which will lower our per loan servicing costs through economies of scale.

Our Competitive Advantages

We believe that we have the following competitive advantages:

•

Large Scale Originations Through Multiple Loan Origination Channels.    We originate mortgage loans through both our retail and wholesale channels, which provide us with a more diverse origination platform than many of our competitors. Aames Financial originated approximately $7.0 billion of subprime residential mortgage loans in fiscal year 2004. Aames Financial was the eighth largest retail subprime originator and the seventeenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the first six months of 2004.

Our retail channel, a 50 year old franchise with 99 retail branches, including the National Loan Centers, across the United States operating under the name “Aames Home Loan,” puts us in direct contact with many of our customers. This enables us to generate loan origination fee income and gives us the ability to establish a relationship that we believe drives future business and the opportunity to create customer loyalty that we believe makes our retail customers less interest-rate sensitive. In addition, originating loans through both our retail and wholesale channels gives us the stability of a retail franchise, together with the ability of wholesale to respond more quickly to changes in the marketplace.

•	Disciplined Underwriting Guidelines and Efficient Supporting Processes and Technology. Our use of technology to integrate sophisticated risk management models, maintain credit decision consistency and drive loss mitigation efforts has increased underwriting efficiency and lowered our costs. Combined with our results-oriented compensation program based on a combination of volume, profitability, efficiency and quality, we believe we are able to efficiently produce profitable loans.

•	Quality Customer Service. Our highly trained loan officers and account executives work closely with our customers and customer-focused processing and underwriting teams to provide quick loan approvals, quality service and to be responsive to borrowers’ and brokers’ needs, including funding to meet our customer’s timeline. We believe our focus on service, quality and efficiency results in increased originations through referrals from borrowers and repeat business from brokers that are highly satisfied with our underwriting and funding process.

•	A Developed and Scalable Servicing Platform and Experienced Servicing Personnel. Aames Financial currently has in place an experienced subprime residential mortgage loan servicing team and a highly scalable servicing platform. We believe that our current servicing platform, which features experienced managers leading a team of approximately 81 employees who collectively service a portfolio of approximately $2.3 billion, can be quickly grown to service our REIT portfolio, and will maximize the performance of the loans in our REIT portfolio through effective collections and loss mitigation, providing us with a significant advantage compared with other mortgage REITs that do not have comparable operations.

•	Seasoned Management Team. We hired an experienced CEO and a new senior management team beginning in 1999, who have successfully increased loan production, decreased unit costs of production and increased profits over the past four years. Our management team includes executives with significant experience with large commercial banks (including 20 years for our CEO and 15 years for our CFO), and experienced mortgage bankers and other financial services industry professionals with experience investing in and managing portfolios of residential mortgage loans and residential mortgage-backed securities. We believe that our management team’s experience in consumer lending portfolio management will provide us with a significant advantage compared with other mortgage REITs without portfolio management expertise.

Our Loan Products

Through Aames Financial, we offer a variety of both fixed-rate loans and hybrid/adjustable rate loans. Aames Financial’s principal loan product is a subprime residential mortgage loan with a fixed principal amount and term to maturity which is secured by a first or second mortgage on the borrower’s residence with either a fixed or adjustable interest rate. Subprime residential mortgage loans are loans made to homeowners whose borrowing needs may not be met by traditional financial institutions due to credit exceptions or other factors and generally cannot be directly marketed to agencies such as Fannie Mae and Freddie Mac. Aames Financial originates its residential mortgage loans through its retail and wholesale production channels. Aames Financial’s retail channel produces loans through its retail branch network and through its National Loan Centers, which produce loans primarily through affiliations with sites on the Internet. Aames Financial’s wholesale channel produces loans through its account executives throughout the United States (including purchasing a limited amount of closed loans from mortgage brokers on a continuous or “flow” basis) and by sourcing loans through telemarketing and the Internet.

Underwriting

Aames Financial underwrites each mortgage loan that it originates in both its wholesale and retail channels in accordance with its underwriting guidelines. Aames Financial has developed underwriting processes and criteria that it believes generate quality loans and give it the ability to approve and fund loans quickly. Its underwriting guidelines are designed to help it evaluate a borrower’s credit history, capacity, willingness and ability to repay the loan, and the value and adequacy of the collateral. Aames Financial reviews the borrower’s credit history from all three nationally recognized credit bureaus. In addition, it reviews credit scores derived from the borrower’s credit history by one or more nationally recognized credit scoring models.

Aames Financial’s underwriting policy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. These compensating factors include the borrower’s history of payments on his prior mortgage, credit scores, proposed reductions in the borrower’s debt service expense, employment stability, number of years in residence and net disposable income. Based upon this analysis, we can determine loan terms and conditions to produce loans that we believe are appropriately priced, meet our quality standards, and are profitable. Aames Financial’s underwriting process and guidelines require a rigorous application review and documentation designed to determine the borrower’s ability to repay the loan and maximize the value of its mortgage loans.

Underwriting Personnel.    All of Aames Financial’s loans are underwritten by its on-staff underwriting personnel. It does not delegate underwriting authority to any broker or third party. Aames Financial regularly trains its loan originators on emerging trends in production, and believes that its originators and underwriters are highly qualified and experienced and are familiar with its underwriting guidelines. We believe that Aames Financial’s regionalized underwriting process provides it with the ability to fund loans faster than many of its competitors, and that the experience of its loan originators and branch managers, its information systems and its rigorous quality control process ensure the continued quality of its loans.

Underwriting Guidelines.    A critical function of Aames Financial’s underwriting process is to identify the level of credit risk associated with each applicant for a mortgage loan. Aames Financial has established six principal classifications, with respect to the credit profile of potential borrowers, and has assigned a rating to each loan based upon these classifications. Aames Financial assigns credit grades by analyzing mortgage payment history, consumer credit history, credit score, bankruptcy history and debt-to-income ratio. If an individual loan application does not meet Aames Financial’s formal written underwriting guidelines, its underwriters can make underwriting exceptions up to certain limits within its formal exception policies and approval authorities. Aames Financial may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending upon the economic conditions of a particular geographic market. For the nine months ended June 30, 2004, during which Aames Financial’s current underwriting guidelines, called SuperAim, were in effect, 71.1% of the loans Aames Financial originated were classified as A+, 13.5% as A, 5.6% as A-, 6.4% as B, 2.7% as C and 0.7% as C-.

Credit scores are obtained by Aames Financial in connection with mortgage loan applications to help assess a borrower’s creditworthiness. Credit scores are obtained from credit reports provided by various credit reporting organizations, each of which may employ differing computer models and methodologies. The credit score is designed to assess a borrower’s credit history at a single point in time, using objective information currently on file for the borrower at a particular credit reporting organization. Information utilized to create a credit score may include, among other things, payment history, delinquencies on accounts, level of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. Credit scores generally range from approximately 400 to approximately 800, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender; that is, a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Moreover, credit scores were developed to indicate a level of default probability over the period of the next two years, which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a credit score does not take into consideration the differences between mortgage loans and consumer loans generally or the specific characteristics of the related mortgage loan including, for example, the LTV or CLTV (defined below), the collateral for the mortgage loan, or the debt-to-income ratio. There can be no assurance that the credit scores of the mortgagors will be accurate predictors of the likelihood of repayment of the related mortgage loans.

An assessment of the adequacy of the real property as collateral for the loan is primarily based upon an appraisal of the property and a calculation of the loan-to-value ratios of the loan applied for (the LTV) and of all mortgages existing on the property, including the loan applied for, (the combined loan-to-value ratio or CLTV) to the appraised value of the property at the time of origination. Appraisers determine a property’s value by reference to the sales prices of comparable properties recently sold, adjusted to reflect the condition of the property as determined through inspection.

Aames Financial requires title insurance coverage issued on an American Land Title Association (or similar) form of title insurance on all residential properties securing mortgage loans Aames Financial originates or purchases. The loan originator and its assignees are generally named as the insured. Title insurance policies indicate the lien position of the mortgage loan and protect Aames Financial against loss if the title or lien position is not as indicated. The applicant is also required to maintain hazard and, in certain instances, flood insurance, in an amount sufficient to cover the new loan and any senior mortgage, subject to the maximum amount available under the National Flood Insurance Program.

As a lender that generally specializes in loans made to credit impaired borrowers, Aames Financial makes home equity mortgage loans to borrowers with credit histories or other factors that might disqualify them from consideration for a loan from traditional financial institutions. Aames Financial’s underwriting guidelines for such credit impaired borrowers may, in certain instances, allow for higher combined loan-to-value ratios than would typically be the case if the borrower could qualify for a loan from a traditional financial institution, and at generally higher interest rates than the borrower could qualify for from a traditional financial institution.

The underwriting of a mortgage loan to be originated or purchased by Aames Financial generally includes a review of the completed loan package, which includes the loan application, a current appraisal, a preliminary title report and a credit report. All loan applications and all closed loans offered to Aames Financial for purchase must be approved by Aames Financial in accordance with its underwriting criteria. Aames Financial regularly reviews its underwriting guidelines and makes changes when appropriate to respond to market conditions, the performance of loans representing a particular loan product or changes in laws or regulations.

Current Underwriting Guidelines.    Aames Financial’s current underwriting guidelines, called Super Aim, became effective in October 2003 and generally require a minimum credit score of 500, although a higher credit score is often required to qualify for the maximum LTV under the program. The following chart generally outlines the parameters of the credit grades of the Super Aim underwriting guidelines.

	“A+”	“A”	“A-”	“B”	“C”	“C-”
12 Month Mortgage History	0-30	1 X 30	3 X 30	1 X 60	1 X 90	1 X 120
Minimum Credit Score	500	500	500	500	500	500
BK/NOD/FC(1) Seasoning	24 months	24 months	24 months	18 months	12 months	No current BK/NOD
Full Documentation, Owner Occupied Max LTV	80%; 95% for credit score of 550 or above	80%; 95% for credit score of 550 or above	80%; 95% for credit score of 550 or above	80%; 90% for credit score of 550 or above	75%; 85% for credit score of 550 or above	70%
Limited Documentation, Owner Occupied Max LTV	80%; 90% for credit score of 550 and above	80%; 90% for credit score of 550 and above	80%; 85% for credit score of 550 and above	80%; 85% for credit score of 550 and above	75%; 80% for credit score of 550 and above	70%
Stated Income, Owner Occupied Max LTV	80%; 90% for credit score of 580 or above	80%; 90% for credit score of 620 and above	75%; 80% for credit score of 525 and above	75%; 80% for credit score of 550 and above	70%; 75% for credit score of 550 or above	Not available

(1)	Bankruptcy, notice of default and foreclosure

Aames Financial’s mortgage programs include several levels of documentation used to verify the borrower’s income:

•	Full Documentation: The highest level of income documentation. Generally a stable, two-year history of the income is required. A wage-earner may document income by any of the following: a verification of employment; the borrower’s most recent year’s W-2 forms and a current pay-stub reflecting year-to-date income; the borrower’s most recent year’s IRS Form 1040’s and a year-to-date statement of profit-and-loss; or the borrower’s most recent 24-month personal bank statements showing average monthly deposits sufficient to support the qualifying income. A self-employed borrower may document income with either the most recent two-years federal tax returns or bank statements.

•	Limited Documentation: For borrowers who have less than a two-year history of stable income or who otherwise cannot meet the requirements of the full documentation program. This program generally requires a six-month history of stable income, together with six-month personal bank statements to support their qualifying income.

•	Stated Income: The borrower’s income used to qualify for the loan is taken from the borrower’s signed application and must be reasonable for the borrower’s line of work or profession. All self-employed borrowers must provide satisfactory evidence of existence of the business and show a history of two years employment in the same profession on the loan application.

The Super Aim underwriting guidelines became effective October 1, 2003. The following table sets forth Aames Financial’s loan production under the Super Aim guidelines during the nine months ended June 30, 2004 (unaudited and dollars in thousands):

Credit Grade	Aggregate Dollar Amount of Loans	% of Total	Average Credit Score	Weighted Average Interest Rate(1)	Weighted Average Loan-to-Value Ratio
A+	$3,905,393	71%	626	7.2%	81%
A	739,692	13	592	7.4	80
A-	306,413	6	564	7.7	78
B	352,582	6	558	8.1	76
C	149,622	3	550	8.8	71
C-	37,483	1	541	9.9	69
D	400	NM	504	7.7	74

Total	$5,491,585	100%	611	7.4%	80%

Because Aames Financial’s underwriting guidelines prior to October 1, 2003 were different from the Super Aim guidelines, information concerning loan production for prior periods by credit grade would not be meaningful.

The following tables presents certain information about Aames Financial’s total loan production by credit score range during the nine months ended June 30, 2004 (unaudited) (dollars in thousands):

LOAN ORIGINATIONS DURING THE NINE MONTHS ENDED JUNE 30, 2004

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Loan-to-Value Ratio
540 and below	$711,028	13%	8.2%	76%
541-580	1,033,743	19	7.7	81
581-620	1,282,295	23	7.2	81
621-660	1,384,199	25	7.1	81
661-700	694,436	13	6.9	81
Above 700	373,286	7	6.8	79
Not available	12,598	NM	8.4	86

Total	$5,491,585	100%	7.4%	80%

The following tables present certain information about the Company’s total loan production by credit score range during the years ended June 30, 2004, 2003 and 2002 (dollars in thousands):

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2004

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Loan-to-Value Ratio
540 and below	$891,898	13%	8.2%	75%
541-580	1,287,346	18	7.8	81
581-620	1,612,768	23	7.3	81
621-660	1,756,147	25	7.2	81
661-700	915,757	13	6.9	81
Above 700	509,928	8	6.7	78
Not available	15,150	N/M	8.6	86

Total	$6,988,994	100%	7.4%	80%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2003

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Loan-to-Value Ratio
540 and below	$543,670	12%	8.7%	74%
541-580	776,959	18	8.5	78
581-620	1,020,023	23	8.0	81
621-660	1,153,490	26	7.7	81
661-700	574,698	13	7.4	80
Above 700	371,272	8	7.1	77
Not available	6,068	NM	9.2	74

Total	$4,446,180	100%	7.9%	79%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2002

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Loan-to-Value Ratio
540 and below	$322,829	10%	10.0%	73%
541-580	632,264	20	9.6	76
581-620	812,975	25	9.1	79
621-660	801,811	25	8.6	79
661-700	399,755	12	8.2	77
Above 700	264,715	8	7.8	74
Not available	8,160	NM	9.9	75

Total	$3,242,509	100%	9.0%	77%

Mortgage Loan Production

The following table presents certain information about Aames Financial’s mortgage loan production at the years ended June 30, 2004, 2003 and 2002:

	Year Ended June 30,
	2004	2003	2002
Retail loan production:
Total dollar amount (in thousands)	$2,400,493	$1,795,447	$1,609,875
Number of loans	18,841	15,325	17,108
Average loan amount	$127,408	$117,158	$94,101
Average initial combined LTV	76.93%	77.21%	76.07%
Weighted average interest rate(1)	7.27%	7.67%	8.89%
Number of retail branch offices and National Loan Centers at period end	99	93	100
Wholesale loan production(2):
Total dollar amount (in thousands)	$4,588,501	$2,650,733	$1,632,634
Number of loans	31,554	19,009	12,793
Average loan amount	$145,417	$139,446	$127,619
Average initial combined LTV	81.59%	80.10%	78.85%
Weighted average interest rate(1)	7.43%	7.96%	9.04%
Number of regional wholesale operations centers at period end	5	4	4
Total loan production:
Total dollar amount (in thousands)	$6,988,994	$4,446,180	$3,242,509
Number of loans	50,395	34,334	29,901
Average loan amount	$138,684	$129,498	$108,441
Average initial combined LTV	79.99%	78.93%	77.47%
Weighted average interest rate(1)	7.38%	7.84%	8.96%

(1)	Calculated with respect to the interest rate at the time the mortgage loan was originated or purchased by Aames Financial.
(2)	Includes the purchase of closed loans on a flow basis from correspondents of $4.2 million, $19.3 million and $24.2 million during the years ended June 30, 2004, 2003 and 2002, respectively.

The following tables summarize certain information about Aames Financial’s mortgage loan production during the years ended June 30, 2004, 2003 and 2002 (dollars in thousands):

	Year Ended June 30,
	2004	Percentage of Total	2003	Percentage of Total	2002	Percentage of Total
Purpose:
Cash-out refinance	$4,222,127	60.4%	$2,822,770	63.5%	$1,999,125	61.6%
Purchase money	2,326,930	33.3	1,044,557	23.5	585,355	18.1
Rate/term refinance	439,937	6.3	578,853	13.0	658,029	20.3

	$6,988,994	100.0%	$4,446,180	100.0%	$3,242,509	100.0%

Property type:
Single family residence	$6,131,440	87.7%	$3,943,157	88.7%	$2,897,012	89.3%
Multi-family residence	472,405	6.8	262,968	5.9	189,774	5.9
Condominiums	385,039	5.5	230,994	5.2	147,290	4.5
All other	110	NM	9,061	0.2	8,433	0.3

	$6,988,994	100.0%	$4,446,180	100.0%	$3,242,509	100.0%

The following table shows Aames Financial’s loan originations by geographic region for the years ended June 30, 2004, 2003 and 2002:

	Year Ended June 30, 2004		Year Ended June 30, 2003		Year Ended June 30, 2002
State of Mortgage Property	Loans Funded	Percentage of Total	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
California	$2,414,835	34.6%	$1,529,113	34.4%	$943,684	29.1%
Florida	1,208,872	17.3	571,078	12.8	307,970	9.5
New York	511,642	7.3	281,167	6.3	150,845	4.7
Texas	473,088	6.8	340,896	7.7	278,573	8.6
Other Western States (AZ, CO, HI, ID, MT, NV, NM, OR, UT, WA, WY)	734,040	10.5	538,699	12.1	496,249	15.3
Midwestern States (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)	621,881	8.9	504,786	11.4	554,074	17.1
Other Northeastern States (CT, DE, ME, MD, MA, NH, NJ, PA, RI)	604,197	8.6	378,363	8.5	273,095	8.4
Other Southeastern States (AR, GA, KY, LA, MS, NC, OK, SC, TN, VA, WV)	420,439	6.0	302,078	6.8	238,019	7.3

Total	$6,988,994	100.0%	$4,446,180	100.0%	$3,242,509	100.0%

Total Loan Production.    Total loan production during the year ended June 30, 2004 increased $2.5 billion, or 57.2%, to $7.0 billion over $4.4 billion of total loan production during the year ended June 30, 2003 which, in turn, was a $1.2 billion, or 37.5%, increase over the $3.2 billion during the year ended June 30, 2002. Aames Financial’s total loan production volumes increased during the year ended June 30, 2004 over production volumes during the comparable period in 2003 due to a combination of Aames Financial’s adoption of new mortgage loan product guidelines, continued strong demand for subprime products in the generally favorable mortgage interest rate environment prevailing in the marketplace, and improved geographic diversification in the wholesale channel. The increase in Aames Financial’s total loan origination volumes during the year ended June 30, 2003 over production volumes during the comparable period in 2002 was due to a combination of the continuing favorable mortgage interest rate environment and, to a lesser extent, the issuance of new uniform underwriting guidelines throughout Aames Financial designed to improve Aames Financial’s competitive position and to provide greater underwriting consistency among the retail and wholesale origination channels.

Total loan production during the year ended June 30, 2003 increased $1.2 billion, or 37.5%, to $4.4 billion over $3.2 billion of total loan production during the year ended June 30, 2002 which, in turn, was a $870.9 million, or 36.7%, increase over the $2.4 billion during the year ended June 30, 2001. The increase in Aames Financial’s total loan origination volumes during the year ended June 30, 2003 over production volumes during the comparable periods in 2002 and 2001 was due primarily to the continuation of the favorable mortgage interest rate environment and, to a lesser extent, to the issuance of new uniform underwriting guidelines designed to improve its competitive position and to provide greater underwriting consistency among the retail and wholesale origination channels.

Production Channels

Retail Loan Channel.    Aames Financial originates home equity mortgage loans through its retail branch network and through its National Loan Centers serving borrowers throughout the United States. At June 30, 2004, Aames Financial had 99 retail offices including the National Loan Centers. Aames Financial continually monitors its retail operations and evaluates current and potential retail offices on the basis of selected demographic statistics, marketing analyses and other criteria developed by Aames Financial.

Aames Financial generates applications for loans through its retail loan office network principally through a direct response marketing program, which relies primarily on the use of direct mailings to homeowners, telemarketing and internet generated leads. We believe that our marketing efforts establish name recognition and serve to distinguish Aames Financial from its competitors. Aames Financial continually monitors the sources of its applications to determine the most effective methods and manner of marketing. Aames Financial generates customer leads for the retail network based upon Aames Financial derived models and commercially developed customer lists. Aames Financial’s direct mail invites prospective borrowers to call Aames Financial to apply for a loan. Aames Financial also generates leads through several commercially available Internet sites as well as through its own Internet web site “Aames.net.” On the basis of information provided by the customer through the Internet, a preliminary determination is made as to whether the customer and the property meet our lending criteria. Once Aames Financial receives the lead, a loan officer contacts the prospective customer by telephone and the customer completes the application by telephone or mail. Customer leads, whether generated through direct mail or the Internet, are generally followed up by telephone calls to potential customers. On the basis of an initial screening conducted at the time of the call, Aames Financial’s loan officer at the local retail loan office makes a preliminary determination of whether the customer and the property meet Aames Financial’s lending criteria. The loan officer may complete the application over the telephone, or schedule an appointment in the retail loan office most conveniently located to the customer or in the customer’s home, depending on the customer’s needs.

Whether in the retail branches or in the National Loan Centers, the loan officer assists the applicant in completing the loan application, arranges for an appraisal, orders a credit report from an independent, nationally recognized credit reporting agency and performs various other tasks in connection with the completion of the loan package. The loan package is underwritten for loan approval on a centralized basis. If we approve the loan package, the loan is funded by Aames Financial. Aames Financial’s loan officers are trained to structure loans that meet the applicant’s needs while satisfying our lending guidelines.

Retail Production.    Aames Financial’s total retail production was $2.4 billion during the year ended June 30, 2004, an increase of $605.0 million, or 33.7%, over the $1.8 billion of total retail production reported during the year ended June 30, 2003 which, in turn, was a $185.6 million, or 11.5%, increase over the $1.6 billion of total retail production reported during the year ended June 30, 2002.

Retail production increased in dollar volume during the year ended June 30, 2003 from a year ago primarily due to a 22.9% increase in the number of loans originated coupled with an 8.7% increase in the average loan size. The increase in average loan size and increase in number of units was primarily due to Aames Financial’s decision to expand existing branches and open new branches. Aames Financial increased its total number of retail branches by six during the year ended June 30, 2004.

Aames Financial will continue to evaluate its retail branch presence in the markets in which it operates to further enhance its mortgage loan production capabilities.

Wholesale Channel.    Aames Financial originates mortgage loans through its network of approximately 4,760 independent wholesale mortgage brokers throughout the United States, none of which accounts for more than 5.0% of total wholesale originations.

The broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents, submit the application requesting the interest rate and term of the loan, and serve as our liaison with the borrower through the lending process. Aames Financial reviews and underwrites the applications submitted by the broker in accordance with our underwriting guidelines and then approves or denies the application. If the loan is approved, we approve or counter offer the requested interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by us, fund the loan. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our wholesale network allows us to increase our loan volume without incurring the higher marketing and employee costs associated with retail originations.

Because mortgage brokers generally submit loan files to several prospective lenders simultaneously, consistent underwriting, quick response times and personal service are critical to successfully producing loans through independent mortgage brokers. To meet these requirements, we strive to provide quick response time to the loan application (generally within 24 hours). In addition, the loans are processed and underwritten in regional offices, and loan consultants, loan processors and underwriters are available to answer questions, assist in the loan application process and facilitate ultimate funding of the loan.

We use telemarketing and the Internet to increase our wholesale loan production and further penetrate the non-conforming home equity wholesale market through our “Broker Direct” program. Through Broker Direct, Aames Financial makes outbound telemarketing calls to brokers that have been inactive for the past 90 days and brokers who are not currently doing business with Aames Financial or are outside the geographic areas served by the loan officers. Aames Financial also obtains leads through its internet web site “AamesDirect.com.” An increasing amount of our wholesale mortgage loan production is originated through “Broker Direct.” We expect “Broker Direct” to continue to generate an increasing dollar amount and percentage of wholesale loan production in the coming quarters as general market acceptance by brokers of broker telemarketing and Internet use grows and Aames Financial continues to enhance its “Broker Direct” capabilities.

Wholesale Production.    Aames Financial’s total wholesale production increased $1.9 billion or 73.1% to $4.6 billion during the year ended June 30, 2004 over the $2.7 billion of total wholesale production during the year ended June 30, 2003. In November 2003, Aames Financial added a regional wholesale operations center in the Northeastern United States, which enabled it to increase its production in that region.

Aames Financial’s total wholesale loan production increased $1.1 billion, or 62.4%, to $2.7 billion during the year ended June 30, 2003 over $1.6 billion of total wholesale loan production during the year ended June 30, 2002.

Quality Control.    Aames Financial’s quality control program is intended to monitor and improve the overall quality of loan production generated by Aames Financial’s retail loan channel and independent mortgage wholesale channel and identify and communicate to management existing or potential underwriting and loan packaging problems or areas of concern. The quality control file review examines compliance with Aames Financial’s underwriting guidelines and federal and state regulations. This is accomplished by focusing on:

•	the accuracy of all credit and legal information;

•	a collateral analysis which may include a desk review of the original appraisal;

•	employment and/or income verification; and

•	legal document review to ensure that the necessary documents are in place.

Loan Disposition

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, whole loan sales were generally executed on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and initial public offering, we will continue to sell loans on a servicing-released basis, but will do so primarily through our taxable REIT subsidiary, Aames Financial, so that we can capture any gain on the sale of these loans and thereby grow our equity capital base and accumulate cash to enhance liquidity. Aames Financial will sell a majority of the fixed-rate mortgage loans that it originates and the hybrid/adjustable rate loans that we choose not to include in our REIT portfolio. We expect that these loans generally will be sold within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

We apply the net proceeds of our loan dispositions, whether through securitizations or whole loan sales, to pay down our warehouse and repurchase facilities in order to make available capacity under these facilities for future funding of mortgage loans.

The following table sets forth certain information regarding Aames Financial’s securitizations and whole loan sales during the periods presented (in thousands):

	Year Ended June 30,
	2004	2003	2002	2001

Loans pooled and sold in securitizations	$—	$314,958	$584,964	$1,231,464
Whole loan sales	6,433,871	4,188,678	2,610,041	1,102,465

Total loans sold	$6,433,871	$4,503,636	$3,195,005	$2,333,929

Aames Financial maximizes opportunities in its loan disposition transactions by selling its loan production through a combination of securitizations and whole loan sales, depending on market conditions, taking under consideration relative profitability and cash flows. Aames Financial generally realizes higher gain on sale on securitizations than it does on whole loan sales for cash. The higher gain on sale in securitization transactions is attributable to the excess spread and mortgage servicing rights associated with retaining a residual interest and the servicing on the mortgage loans in the securitization, respectively, net of transactional costs. In a securitization, the underlying pass-through certificates or bonds are generally overcollateralized by Aames Financial depositing mortgage loans with a principal balance exceeding the principal balance of the pass-through certificates or bonds. The upfront overcollateralization required in securitizations is generally cash flow negative to Aames Financial in the early years of the securitization. In whole loan sales with servicing released, the gain on sale is generally lower than gains realized in securitizations, but Aames Financial receives the gain in the form of cash.

Aames Financial’s total loan dispositions during the year ended June 30, 2004 increased $1.9 billion, or 42.9%, to $6.4 billion over the $4.5 billion of total dispositions reported during the comparable period a year ago. During the year ended June 30, 2004, Aames Financial relied solely on whole loan sales as its loan disposition strategy due to attractive pricing conditions prevailing in the whole loan markets. In addition, during the year ended June 30, 2004, Aames Financial was able to sell a greater portion of its loan production by reducing the time between loan origination and loan disposition. During the year ended June 30, 2003, Aames Financial relied predominantly on whole loan sales as its loan disposition strategy due primarily to favorable conditions in the whole loan market, and to limited capacity under and the expiration of the Forward Residual Sale Facility (“Residual Facility”). Aames Financial had used the Residual Facility, which expired on March 31, 2003, to include securitizations in its loan disposition strategy by reducing the negative cash flow aspects of securitization and by providing another source of cash to Aames Financial through periodic sales of residual interests for cash. In the securitizations which closed during the years ended June 30, 2003 and 2002, Aames Financial sold for cash of $8.7 million and $16.4 million, respectively, the residual interests created in the securitizations through utilization of the Residual Facility. The Residual Facility was made available through an affiliate of Specialty Finance Partners, Capital Z Investments, L.P., a Bermuda partnership (“CZI”). Aames Financial has sold all of its loan production in whole loan sales since the expiration of the facility. Changes in the secondary mortgage markets, the current interest rate environment and the current economic climate could affect the mix in the composition of Aames Financial’s strategy of selling loans in the form of securitizations or whole loan sales. Aames Financial’s evaluation of loan disposition strategies going forward will include the negative cash flow considerations associated with the upfront overcollateralization required in securitizations compared to the positive cash flow considerations of whole loan sales for cash.

In prior quarters, when Aames Financial disposed of loans in securitization transactions, each agreement that Aames Financial entered into in connection with such securitizations required either the overcollateralization of the trust or the establishment of a reserve account that may initially be funded by cash deposited by Aames Financial. If delinquencies or losses exceed certain established limits, as applicable, certain additional credit-enhancement aspects of the trust are triggered. In a securitization credit-enhanced by a monoline insurance policy, any further losses experienced in excess of the established overcollateralization amount by holders of the senior interests in the related trust will be paid by the insurer under such policy. To date, there have been no claims on any monoline insurance policy obtained in any of Aames Financial’s securitizations.

In fiscal 2003, Aames Financial relied predominantly on whole loan sales as its loan disposition strategy due primarily to favorable conditions in the whole loan market, and to limited capacity under and the expiration of the Residual Facility. In addition, Aames Financial was able to sell a greater portion of its loan production by reducing the time between loan origination and loan disposition during the year ended June 30, 2003. Aames Financial had used the Residual Facility, which expired on March 31, 2003, to include securitizations in its loan disposition strategy by reducing the negative cash flow aspects of securitization and by providing another source of cash to Aames Financial through periodic sales of residual interests for cash. In the securitizations which closed during the years ended June 30, 2003, 2002 and 2001, Aames Financial sold for cash of $8.7 million, $16.4 million and $45.1 million, respectively, its residual interests through utilization of the Residual Facility. Aames Financial’s evaluation of loan disposition strategies going forward will include the negative cash flow considerations associated with the upfront overcollateralization required in securitizations compared to the positive cash flow considerations of whole loan sales for cash.

Loan Servicing

We expect that Aames Financial will continue to service residential mortgage loans. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has approximately 81 servicing employees, and a portfolio of approximately $2.3 billion, and with our current servicing management and systems, our servicing platform is capable of servicing a portfolio of approximately $5.0 billion. Our servicing portfolio consists mainly of loans serviced on an interim basis, including loans held for sale and loans sold to others and subserviced on an interim basis, and to a lesser extent mortgage loans securitized prior to 2000 for which we retained servicing, and loans sold to others and subserviced on a long-term basis. Servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, managing borrower defaults and liquidating foreclosed properties. As a means to maximize profitability and cash flow from securitizations, Aames Financial has sold the servicing rights in securitizations during the years ended June 30, 2004, 2003 and 2002 for cash to nonaffiliated mortgage loan servicing companies. Moreover, Aames Financial does not retain servicing on loans it sells in whole loan sales for cash.

The following table sets forth certain information regarding our servicing portfolio at June 30, 2004, 2003 and 2002 (dollars in thousands):

	June 30,
	2004	2003	2002

Mortgage loans serviced:
Loans serviced on an interim basis	$1,897,464	$910,671	$991,189
Loans subserviced for others on a long-term basis	160,371	—	—
Loans in securitization trusts	229,308	741,132	1,191,560

Serviced in-house	2,287,143	1,651,803	2,182,749
Loans in securitization trusts subserviced by others	53,885	87,829	125,421

Total servicing portfolio	$2,341,028	$1,739,632	$2,308,170

Percentage serviced in-house	97.7%	94.9%	94.6%

Aames Financial’s total loan servicing portfolio at June 30, 2004 increased $601.4 million, or 34.6%, to $2.3 billion from $1.7 billion at June 30, 2003 reflecting an increase in loans serviced on an interim basis partially offset by a decline in loans in securitization trusts serviced in-house due to Aames Financial’s call of certain securitization trusts and loan servicing portfolio runoff, in the form of principal amortization, prepayments and liquidations. Aames Financial’s portfolio of mortgage loans serviced on an interim basis increased $986.7 million to $1.9 billion at June 30, 2004 over $910.7 million at June 30, 2003, which was a decrease of $80.5 million, or 8.1% from the $991.2 million at June 30, 2002. The increase at June 30, 2004 was attributable to Aames Financial’s increased mortgage loan production volumes resulting in more loans held for sale serviced by Aames Financial on its own behalf and to increased servicing for buyers who had not yet transferred the loans to new servicers.

Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house declined by $511.8 million, or 69.1%, to $229.3 million at June 30, 2004 from $741.1 million at June 30, 2003 due primarily to Aames Financial’s call of 10 securitization trusts which caused the portfolio of mortgage loans in securitization trusts to decline by $304.1 million and, to a lesser extent, portfolio run-off. Aames Financial’s $741.1 million portfolio of mortgage loans in securitization trusts serviced in-house at June 30, 2003 reflected a decrease of $450.4 million, or 37.8%, from the $1.2 billion at June 30, 2002. In general, Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house will continue to decline from run-off as all new mortgage loans are sold servicing released, and such decline may be exacerbated by the current mortgage interest rate environment which could accelerate prepayment activity. Four of Aames Financial’s remaining seven securitization trusts with an aggregate mortgage loan principal balance of $73.4 million at June 30, 2004 were callable at June 30, 2004. Moreover, Aames Financial expects two additional securitization trusts with an aggregate mortgage loan principal balance at June 30, 2004 of $134.0 million to be callable in calendar year 2004. Aames Financial expects to call these six securitization trusts (with a mortgage loan principal balance of $207.4 million out of $283.2 million in the total portfolio of mortgage loans in securitization trusts) by the end of calendar year 2004.

Loans subserviced for others on a long-term basis resulted from the sale by Aames Financial of loans from older securitization trusts called during the fiscal year ended June 30, 2004 which Aames Financial agreed to continue to service on a long-term basis.

Aames Financial receives a servicing fee for loans in its securitization trusts based on a percentage of the unpaid principal balance of each loan serviced. Servicing fees are collected by Aames Financial out of the borrowers’ monthly payments. In addition, Aames Financial, as servicer, generally receives all prepayment and late fees and assumption charges paid by borrowers on loans serviced directly by Aames Financial, as well as other miscellaneous fees for performing various loan servicing functions.

The agreements between Aames Financial and the securitization trusts typically require Aames Financial, in its role as servicer, to advance interest (but not principal) on delinquent loans to the holders of the senior interests in the related securitization trusts. The agreements also require Aames Financial to make certain servicing advances (e.g., for property taxes or hazard insurance) unless Aames Financial determines that such advances would not be recoverable. Each agreement that Aames Financial has entered into in connection with its securitizations requires either the overcollateralization of the trust or the establishment of a reserve account that may initially be funded by cash deposited by Aames Financial. If delinquencies or losses exceed certain established limits, as applicable, additional credit enhancement requirements of the trust are triggered. In a securitization credit-enhanced by a monoline insurance policy, any further losses experienced in excess of the established overcollateralization amount by holders of the senior interests in the related trust will be paid by the insurer under such policy. To date, there have been no claims on any monoline insurance policy obtained in any of Aames Financial’s securitizations.

In a senior/subordinated structure, losses in excess of the overcollateralization amount generally are allocated first to the holders of the subordinated interests and then to the holders of the senior interests of the trust. Realized losses on the loans are paid out of the related credit loss estimates established by Aames Financial at the time of securitization or paid out of principal and interest payments or overcollateralized amounts as applicable, and if necessary, from the related monoline insurance policy or the subordinated interests. In the case of Aames Financial’s senior/subordinated securitization transactions, holders of 51% of the certificates may terminate the servicer upon certain events of default generally relating to certain levels of loss experience, but not delinquency rates. No such events of default have occurred to date in Aames Financial’s senior/subordinated securitizations.

In addition, the agreements governing securitizations credit-enhanced by monoline insurance, typically provide that Aames Financial may be terminated as servicer by the monoline insurance company (or by the trustee with the consent of the monoline insurance company) upon certain events of default, including Aames Financial’s failure to perform its obligations under the servicing agreement, the rate of over 90-day delinquent loans (including properties acquired by foreclosure and not sold) exceeding specified limits, losses on liquidation of collateral exceeding certain limits, any payment being made by the monoline insurance company under its policy, and events of bankruptcy or insolvency. Pursuant to agreements relating to our two 1999 securitization trusts, the monoline insurer requires Aames Financial to maintain a specified net worth and level of liquidity in order to be able to continue to service the loans in those securitization trusts. Previously, Aames Financial did not satisfy the net worth test and, as a result, the monoline insurer could have terminated Aames Financial as servicer with respect to those securitization trusts. The monoline insurer waived Aames Financial’s failure to satisfy the net worth test and none of the servicing rights of Aames Financial were terminated. At June 30, 2004, Aames Financial met the specified net worth test. In addition, under Aames Financial’s 1999 securitization trusts, Aames

Financial is appointed as a servicer on a term-to-term basis, and the monoline insurer has the right not to renew the term at any time. None of the servicing rights of Aames Financial have been terminated. The table below illustrates certain information regarding Aames Financial’s securitization trusts that have exceeded delinquency and loss triggers at June 30, 2004 and 2003 (dollars in thousands):

	June 30, 2004	June 30, 2003
Securitization trusts:
Number	7	17
Total dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	$283,193	$828,939
Securitization trusts where Aames Financial may be terminated as servicer:
Number	7	13
Dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	$283,193	$562,076
Percentage of total dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	100%	67.8%

Loans in securitization trusts subserviced by others resulted from an arrangement with a loan servicing company entered into in fiscal 1999 whereby the loan servicing company purchased certain cumulative advances and agreed to make future servicing advances with respect to an aggregate of $388.0 million ($53.9 million at June 30, 2004) in principal amount of mortgage loans in securitization trusts.

Collections, Delinquencies and Foreclosures

Aames Financial sends borrowers a monthly billing statement approximately 10 days prior to the monthly payment due date. Although borrowers generally make loan payments within 10 to 15 days after the due date (the “grace period”), if a borrower fails to pay the monthly payment within this grace period, Aames Financial commences collection efforts by notifying the borrower of the delinquency. In the case of borrowers in the “C” through “D” credit grades or with a poor payment history with Aames Financial, collection efforts begin immediately after the due date. Aames Financial continues contact with the borrower to determine the cause of the delinquency and to obtain a commitment to cure the delinquency at the earliest possible time.

As a general matter, if efforts to obtain payment have not been successful, a pre-foreclosure notice will be sent to the borrower immediately after the due date of the next subsequently scheduled installment (five days after the initial due date for “C” through “D” credit grades), providing 30 days’ notice of impending foreclosure action. During the 30-day notice period, collection efforts continue and Aames Financial evaluates various legal options and remedies to protect the value of the loan, including arranging for extended repayment terms, accepting a deed-in-lieu of foreclosure, entering into a short sale (a sale for less than the outstanding principal amount) or commencing foreclosure proceedings. If no substantial progress has been made in collecting delinquent payments from the borrower, foreclosure proceedings will begin. Generally, Aames Financial will have commenced foreclosure proceedings when a loan is 60 to 100 days delinquent, depending upon credit grade, other credit considerations or borrower bankruptcy status.

Servicing and collection practices change over time in accordance with, among other things, Aames Financial’s business judgment, changes in portfolio performance and applicable laws and regulations.

The following table illustrates the mix of credit grades in Aames Financial’s servicing portfolio of the loans at the time of origination, based on our credit grade criteria at the time of origination, as of June 30, 2004 (dollars in thousands):

Credit Grade	Dollar Amount of Loans	% of	Weighted Average Initial Loan-to-Value	Weighted Average Interest Rate
A	$1,730,000	74%	81%	7.4%
A-	257,000	11	75	8.9
B	220,000	9	74	9.2
C	82,000	4	69	9.9
C-	20,000	1	66	11.2
D	31,000	1	61	12.9
Other(1)	1,000	NM	66	10.6

Total	$2,341,000	100.0%	79%	7.9%

(1)	Consists of older loans that were not assigned a credit grade at origination.

NM = Not meaningful.

Subprime mortgage loans generally have higher delinquency rates than those prevailing in the mortgage industry. As a subprime mortgage lender, Aames Financial has historically experienced delinquency rates that are higher than those prevailing in its industry due to the origination of lower credit grade mortgage loans by Aames Financial. Set forth below are delinquency rates for Aames Financial compared to delinquency rates for subprime mortgage loans (seasonally adjusted) and all mortgage loans (seasonally adjusted) according to the National Delinquency Survey of the Mortgage Bankers Association of America dated September 8, 2004.

	At June 30,
	2004	2003	2002
Aames Financial(1)	3.2%	9.0%	9.6%
Subprime mortgage loans(1)	10.0%	13.0%	15.7%
All mortgage loans(1)	4.4%	5.0%	5.3%

(1)	Delinquent loans are loans for which more than one payment is due.

The following table sets forth delinquency, foreclosure, and loss information of Aames Financial’s servicing portfolio at or during the periods indicated (dollars in thousands):

	At or During Year Ended June 30,
	2004	2003	2002

Percentage of dollar amount of delinquent loans to loans serviced (period end)(1)(2):
One month	0.3%	0.7%	0.7%
Two months	0.2	0.3	0.5
Three or more months:
Not foreclosed(3)	2.4	7.2	7.4
Foreclosed(4)	0.3	0.8	1.0

Total	3.2%	9.0%	9.6%

Percentage of total dollar amount of delinquent loans in:
Loans serviced on an interim basis	0.8%	1.3%	1.5%
Loans in securitization trusts serviced in-house and by other	20.7%	17.4%	15.7%
Percentage of dollar amount of loans foreclosed during the period to servicing portfolio(2)(5)	0.5%	1.3%	2.2%
Number of loans foreclosed during the period	180	417	780
Principal amount of foreclosed loans during the period	$11,667	$27,703	$56,419
Number of loans liquidated during the period	503	1,033	1,624
Net losses on liquidations during the period(6)	$18,371	$35,669	$67,444
Percentage of annualized losses to servicing portfolio(2)(5)	0.8%	1.6%	2.6%
Servicing portfolio at period end	$2,341,028	$1,739,632	$2,308,170

(1)	Delinquent loans are loans for which more than one payment is due.
(2)	The delinquency and foreclosure percentages are calculated on the basis of the total dollar amount of mortgage loans serviced by Aames Financial, and any subservicers as of the end of the periods indicated, including loans serviced on an interim basis of $1.9 billion, $911.0 million and $991.0 million at June 30, 2004, 2003 and 2002, respectively.
(3)	Represents loans which are in foreclosure but as to which foreclosure proceedings have not concluded.
(4)	Represents properties acquired following a foreclosure sale and still serviced by Aames Financial at period end.
(5)	The percentages were calculated to reflect the dollar volume of loans foreclosed or annualized losses, as the case may be, to the average dollar amount of mortgage loans serviced by Aames Financial and any subservicers during the related periods indicated.
(6)	Represents losses, net of gains, on properties sold through foreclosed or other default management activities during the period indicated.

Aames Financial’s delinquency rates have declined since 2002 due to the fact that the loans in its portfolio of seasoned mortgage loans in securitization trusts became a smaller part of its servicing portfolio, and loans serviced on an interim basis, consisting largely of newly originated loans, became a larger part of its servicing portfolio.

Delinquent loans, by principal balance of the total servicing portfolio, decreased to $74.9 million at June 30, 2004 from $156.5 million at June 30, 2003. The delinquency rate at June 30, 2004 was 3.2% compared to 9.0% at June 30, 2003. The delinquency rate at June 30, 2004 declined from the delinquency rate at June 30, 2002 due to the fact that loans in Aames Financial’s portfolio of mortgage loans in securitization trusts, which contains the majority of delinquent loans, became a smaller part of Aames Financial’s total servicing portfolio. A decline in delinquencies generally reduces Aames Financial’s servicing advance obligations. Aames Financial expects the delinquency rate to continue to decline as Aames Financial’s portfolio of mortgage loans in securitization trusts continues to decline and become a smaller component of Aames Financial’s total servicing portfolio.

Loans originated or purchased by Aames Financial are secured by mortgages, deeds of trust, security deeds or deeds to collateralize debt, depending upon the prevailing practice in the state in which the property collateralizing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys’ fees, which may be recovered by a lender, the minimum time required to foreclose and the reinstatement or redemption rights of the borrower.

Although foreclosure sales are typically public sales, frequently no third party purchaser bids in excess of the lender’s lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier’s check. Thus, Aames Financial often purchases the property from the trustee or referee through a credit bid in an amount up to the principal amount outstanding under the loan, accrued and unpaid interest, servicing advances and the expenses of foreclosure. Depending upon market conditions and other factors, including the condition of the property, the ultimate proceeds of the sale may not equal Aames Financial’s investment in the property.

As an alternative to foreclosure, Aames Financial may, under limited circumstances, arrange for a special repayment arrangement, forestall foreclosure to enable a borrower to sell the mortgaged property or accept the payoff of less than the full principal balance and accrued interest owing on a mortgage loan. Aames Financial believes that such loss mitigation efforts reduce overall losses in loan liquidations. However, the loss on such mitigation efforts is realized earlier in the life of the mortgage loan.

Because foreclosures and credit losses typically occur months or years after a loan is originated, data relating to delinquencies, foreclosures and credit losses as a percentage of the current portfolio can understate the risk of future delinquencies, foreclosures or credit losses.

During the year ended June 30, 2004, net losses on loan liquidations decreased to $18.4 million from $35.7 million during the year ended June 30, 2003, primarily due to the decrease in number of liquidated loans which corresponded to the decline in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts. A majority of the foreclosures handled by Aames Financial occur in connection with delinquent mortgage loans in securitization trusts serviced by Aames Financial. Of the $18.4 million of net losses on loan liquidations during the year ended June 30, 2004, $14.7 million and $3.7 million related to mortgage loans in the securitization trusts and to mortgage loans held for sale, respectively. Of the $35.7 million of net losses on loan liquidations during the year ended June 30, 2003, $31.1 million and $4.5 million related to mortgage loans in the securitization trusts and to mortgage loans held for sale, respectively. Aames Financial expects net losses on loan liquidations to continue to decline as Aames Financial’s overall portfolio of mortgage loans in securitization trusts continues to decline.

Competition

Aames Financial faces intense competition in the business of originating, purchasing and selling mortgage loans. Aames Financial’s competitors in the industry include consumer finance companies, mortgage banking companies, investment banks, commercial banks, credit unions, thrift institutions, credit card issuers, insurance companies and mortgage REITs. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than Aames Financial. In addition, the current level of gains realized by Aames Financial and its competitors on the sale of non-conforming loans could attract additional competitors into this market. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates Aames Financial can charge borrowers and increase the price paid for purchased loans, thereby potentially lowering gain on future loan sales and securitizations. To the extent any of these competitors significantly expand their activities in Aames Financial’s market, Aames Financial’s operations could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage. During periods of declining rates, competitors may solicit Aames Financial’s customers with loans in its servicing portfolio to refinance their loans.

Regulation

Our business is regulated by federal, state and local government authorities and is subject to extensive federal, state and local laws, rules and regulations. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business. These regulations could impose additional regulatory and compliance costs and materially impact our business. At the federal level, these laws and regulations include the:

•	Equal Credit Opportunity Act and Regulation B;

•	Federal Truth and Lending Act and Regulation Z;

•	Home Ownership and Equity Protection Act;

•	Real Estate Settlement Procedures Act and Regulation X;

•	Fair Credit Reporting Act;

•	Fair Debt Collection Practices Act;

•	Home Mortgage Disclosure Act;

•	Fair Housing Act;

•	Telephone Consumer Protection Act;

•	Gramm-Leach-Bliley Act;

•	Fair and Accurate Credit Transactions Act; and

•	USA PATRIOT Act.

Extensive federal, state and local laws, rules and regulations which govern our business:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges, and other fees that we may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers;

•	mandate the collection and reporting of statistical data regarding our customers;

•	regulate our marketing techniques and practices;

•	require us to safeguard non-public information about our customers;

•	regulate our collection practices; and

•	require us to prevent money-laundering or doing business with suspected terrorists.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of mortgage lending licenses or exemptions;

•	demands for indemnification or loan repurchases from buyers of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

Compliance, Quality Control and Quality Assurance

We regularly monitor the laws, rules and regulations that apply to our business and analyze any changes to them. We integrate many legal and regulatory requirements into our automated loan origination system to reduce the prospect of inadvertent non-compliance due to human error. We also maintain policies and procedures, and summaries and checklists to help our origination personnel comply with these laws.

We maintain a variety of pre-funding quality control procedures designed to detect compliance errors prior to funding. In addition, we subject a statistical sampling of our loans to post-funding quality assurance reviews and analysis. We track the results of the quality assurance reviews and report them back to the responsible origination units. Our loans and practices are reviewed regularly in connection with the due diligence that our loan buyers and lenders perform. Our state regulators also review our practices and loan files regularly and report the results back to us.

Predatory Lending Legislation

The Home Ownership and Equity Protection Act of 1994 (“HOEPA”) identifies a category of mortgage loans and subjects them to more stringent restrictions and disclosure requirements. In addition, liability for violations of applicable law for loans covered by HOEPA extends not only to the originator, but also to the purchaser of the loans. HOEPA generally covers loans with either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $499 (an annually adjusted dollar amount), or (ii) an annual percentage rate (APR) of more than eight percentage points higher than United States Treasury securities of comparable maturity on first mortgage loans, and ten percentage points above Treasuries of comparable maturity for junior mortgage loans. We do not originate loans covered by HOEPA.

Several federal, state and local laws and regulations have been adopted or are under consideration that place limitations on interest rates and charges, identify certain categories of mortgage loans as “high cost” and subject them to more stringent restrictions and disclosure requirements. In addition, some of these laws impose liability on assignees of mortgage loans such as loan buyers, lenders and securitization trusts. Such provisions deter loan buyers from purchasing loans covered by the applicable law. For example, the Georgia Fair Lending Act that took effect in October 2002 resulted in our withdrawal from the Georgia market, until the law was amended in early 2003, because our lenders and loan buyers refused to finance or purchase loans covered by that law. The recent enactment of similar laws late in 2003 in New Jersey and New Mexico has resulted in significant interruption in the secondary market, with some participants no longer purchasing home loans originated in those states, and some not purchasing just those loans covered by these new laws. We have eliminated making loans that are deemed high cost under these laws, and remain able to finance or sell those loans we do make. However, a significant portion of mortgage loans in Aames Financial’s portfolio of mortgage loans made in 1999 or prior in securitization trusts are high cost mortgage loans where the borrower was charged points and fees or interest rates above certain levels because of higher credit risk.

There can be no assurance that other similar laws, rules or regulations, won’t be adopted in the future. Adoption of these laws and regulations could have a material adverse impact on our business by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans and by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules. Adoption of these laws could also have a material adverse effect on our loan origination volume, especially if our lenders and secondary market buyers elect not to finance or purchase loans covered by the new laws.

Efforts to Avoid Abusive Lending Practices

In an effort to prevent the origination of loans containing unfair terms or involving predatory practices, we have adopted many policies and procedures, including the following:

Product Policies

•	We do not make “high cost loans” as defined by HOEPA or any state legislation or regulations.

•	We do not make loans containing single premium credit life, disability or accident insurance.

•	We do not make loans containing negative amortization, mandatory arbitration clauses or interest rate increases triggered by borrower default.

•	We offer loans with and without prepayment charges. When a borrower opts for a loan with a prepayment charge, the borrower benefits from a lower interest rate or pays lower upfront fees.

•	Our prepayment charges do not extend beyond three years from the origination date.

•	We do not originate loans that pay off zero interest rate mortgages provided by charitable organizations or the government.

Loan Processing Policies

•	We only approve loan applications that evidence a borrower’s ability to repay the loan.

•	We consider whether the loan terms are in the borrower’s best interests and document our belief that the loan represents a tangible benefit to the borrower.

•	We do not solicit our loan portfolio within twelve months of loan origination.

•	We price loans commensurate with risk.

•	We use an electronic credit grading system to help ensure consistency.

•	We do not ask appraisers to report a predetermined value or withhold disclosure of adverse features. Appraisers are paid for their work regardless of whether or not the loans are closed.

Customer Interaction and Education

•	We market our loans with a view to encouraging a wide range of applicants strongly representative of racial, ethnic and economic diversity of the markets we serve throughout the nation.

•	We provide a brochure to all our loan applicants to educate them on the loan origination process, explain basic loan terms, help them obtain a loan that suits their needs and advise them on how to find a HUD-approved loan counselor.

•	We distribute fair lending and consumer “best practices” guidelines to all newly-hired employees and brokers and require them to acknowledge they are knowledgeable about and will abide by fair lending laws.

•	When appropriate, we also offer loss mitigation counseling to borrowers in default and provide opportunities to enter into mutually acceptable reasonable repayment plans.

•	We report borrower monthly payment performance to major credit repositories.

Evaluation and Compliance

•	We subject a statistical sampling of our loans to a rigorous quality assurance of borrower qualification, validity of information, and verified property value determination.

•	We have an internal audit department that reviews our internal controls and operations to help ensure compliance with accepted federal and state lending regulations and practices.

•	We adhere to high origination standards in order to sell our loan products in the secondary mortgage market.

•	We treat all customer information as confidential and consider it to be nonpublic information. We maintain systems and procedures to ensure that access to nonpublic consumer information is granted only to legitimate and valid users.

•	We believe that our commitment to responsible lending is good business.

•	We put our commitment into action and will continue to look for ways to promote highly ethical standards throughout our industry.

Licensing

As of June 30, 2004, Aames Financial had licenses or was exempt from the licensing requirements by the relevant state banking or consumer credit agencies to originate mortgages in 47 states and the District of Columbia.

Privacy

The federal Gramm-Leach-Bliley Act obligates us to safeguard the information we maintain on our borrowers. California has passed legislation known as the California Financial Information Privacy Act and the California On-Line Privacy Protection Act. Both pieces of legislation are effective July 1, 2004, and will impose additional notification obligations on us that are not pre-empted by existing federal law. Regulations have been proposed by several agencies and states that may affect our obligations to safeguard information. If other states or federal agencies adopt additional privacy legislation, our compliance costs could substantially increase.

Fair Credit Reporting Act

The Fair Credit Reporting Act provides federal preemption for lenders to share information with affiliates and certain third parties and to provide pre-approved offers of credit to consumers. Congress also amended the Fair Credit Reporting Act to place further restrictions on the use of information shared between affiliates, to provide new disclosures to consumers when risk based pricing is used in the credit decision, and to help protect consumers from identity theft. All of these new provisions impose additional regulatory and compliance costs on us and reduce the effectiveness of our marketing programs.

Home Mortgage Disclosure Act

In 2002, the Federal Reserve Board adopted changes to Regulation C promulgated under the Home Mortgage Disclosure Act. Among other things, the new regulations require lenders to report pricing data on loans with annual percentage rates that exceed the yield on treasury bills with comparable maturities by 3%. The expanded reporting takes effect in 2004 for reports filed in 2005. We anticipate that a majority of our loans would be subject to the expanded reporting requirements.

The expanded reporting does not provide for additional loan information such as credit risk, debt-to-income ratio, loan-to-value ratio, documentation level or other salient loan features. As a result, lenders like us are concerned that the reported information may lead to increased litigation as the information could be misinterpreted by third parties.

Telephone Consumer Protection Act and Telemarketing Consumer Fraud and Abuse Prevention Act

The Federal Communications Commission and the Federal Trade Commission adopted ‘do-not-call’ registry requirements, which, in part, mandate that companies such as us maintain and regularly update lists of consumers who have chosen not to be called. These requirements also mandate that we do not call consumers who have chosen to be on the list. Several states have also adopted similar laws, with which we also comply.

Employees

At June 30, 2004, we employed 2,063 persons. We have satisfactory relations with our employees, none of whom are represented by unions.

Properties

Our executive and administrative offices are located at 350 S. Grand Avenue, Los Angeles, California 90071, and consist of approximately 178,000 square feet of which approximately 44,800 square feet are sublet. The lease and the sublease on these premises extend through March 2012. The monthly rental payment, including common area fees and charges, is currently $0.4 million per month, or approximately $4.8 million annually. Monthly sublease payments received from the sublessee, including common area fees and charges received from the sublessee, are currently $0.1 million per month, or approximately $1.2 million annually. Our administrative offices are located at 3347 and 3351 Michelson Drive, Irvine, California 92612, and consist of approximately 93,000 square feet under a lease which extends through November 30, 2008. The monthly rental payment, including common area fees and charges, is currently $0.2 million per month, or approximately $2.4 million annually.

We also lease space for retail branch and wholesale regional operations centers. These facilities aggregate approximately 286,000 square feet and are leased under terms which vary as to duration. In general, the leases expire between 2004 and 2009, and provide for rent escalations tied to either increases in the lessors’ operating expenses or fluctuations in the consumer price index in the relevant geographical areas.

Legal Proceedings

On April 27, 2004, Aames Financial received a civil investigative demand from the Federal Trade Commission, or the FTC, that, although not alleging any wrongdoing, sought documents and data relating to Aames Financial’s business and lending practices. The demand was issued pursuant to an April 8, 2004 resolution of the FTC authorizing non-public investigations of various unnamed subprime lenders and loan brokers to determine whether there have been violations of the federal Consumer Credit Protection Act and the Federal Trade Commission Act. Aames Financial has cooperated and intends to continue to cooperate fully with the FTC in this investigation. Because the investigation is at an early stage, Aames Financial cannot predict the outcome of the investigation and its effect, if any, on Aames Financial’s business.

On September 7, 2004, Aames Financial received a Civil Investigative Demand and Notice to Proceed from the Office of the Attorney General of Iowa, that, although not alleging any wrongdoing, sought documents and data relating to Aames Financial’s business and lending practices in Iowa. Aames Financial intends to cooperate fully with the Office of the Attorney General of Iowa in this investigation. Because the investigation is at an early stage, Aames Financial cannot predict the outcome of the investigation and its effect, if any on Aames Financial’s business in Iowa, which approximated 0.3% of total mortgage loan production during the year ended June 30, 2004.

Aames Financial becomes involved, from time to time, in a variety of mortgage lending related claims and other matters incidental to its business in addition to the matters described above. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

Policies With Respect to Certain Activities

If our board of directors determines that we require additional funding, we may raise such funds through additional equity offerings, debt financings, retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to cause us to issue additional authorized common and preferred stock in any manner and on such terms and for such consideration our board of directors deems appropriate, including in exchange for property or other non-cash consideration.

Debt financings may be in the form of traditional bank borrowings, publicly or privately placed debt instruments, purchase money obligations to the sellers of assets to us, long-term bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including collateralized debt securities, any of which indebtedness may be unsecured or may be secured by mortgage loans or other interests in our assets. Such indebtedness may have recourse to all or any part of our assets or may be limited to the particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property or other non-cash consideration and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests that are exchangeable into common stock or, at our option, cash, in exchange for property or other non-cash consideration. We also may make loans to our subsidiaries.

Subject to our ownership limitations and the gross income and asset tests necessary for REIT qualification, we may invest in other entities engaged in mortgage-related activities or in the securities of other issuers, including for the purpose of exercising control over such entities. We also may engage in the purchase and sale of investments. We do not intend to underwrite the securities of other issuers.

Our board of directors may change any of these policies without a vote of our stockholders.

After the merger and initial public offering, Aames Investment will become subject to the information reporting requirements of the Securities Exchange Act of 1934. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including certified financial statements, with the Securities and Exchange Commission as described below under the heading “Where You Can Find More Information.” Aames Financial, which has been subject to the information reporting requirements of the Securities Exchange Act of 1934 since 1991, will cease to be subject to such requirements following the completion of the merger and initial public offering.

The following is a discussion of our investment policies. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders. Any change to any of these policies would be made by our board, however, only after a review and analysis of that change, in light of then existing business and other circumstances, and then, only if, in the exercise of their business judgment, they believe it is advisable to do so in our and our stockholders’ best interest. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate Mortgages

In connection with the business of securitizing portfolios of mortgage loans that we originate, we historically have invested in those portfolios of mortgage loans by retaining a portion of the bonds or other securities issued as consideration in the securitization transaction. Those bonds are generally secured by pools of mortgage loans, and our interest in the pool of mortgage loans may be subordinate to that of the holders of other bonds issued as part of the securitization transaction. We may retain rated or non-rated certificates. Following completion of the merger and initial public offering, we expect to structure our securitizations as on-balance sheet secured financings and therefore each of the loans included in the securitized portfolio will be reflected on our balance sheet. We also may purchase a portion of the bonds issued in securitizations in the secondary market. The amount of our investment in any securitization transaction we undertake and the yield and credit characteristics of any bonds we receive will depend on the pricing terms for such bonds and the amount of capital available to us to make such investments. Thus, our investments in mortgage loans other than future loans that we originate will be limited to select purchases of bonds issued in our prior securitizations in the secondary market.

We also act as the primary servicer and special servicer of the loans in each of the loan pools that we securitize, as described above under “Loan Servicing.”

Investments in Real Estate or Interests in Real Estate

We have not, prior to the merger and initial public offering, engaged in any investments in real estate or interests in real estate, nor do we intend to engage in this activity in the future.

Conflict of Interest Policy

In connection with our adoption of a code of ethics, we have adopted policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that these policies or provisions of law will be successful in eliminating the influence of these conflicts.

We have adopted a policy that, without the approval of a majority of the disinterested directors, we will not:

•	acquire from or sell to any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%, any assets or property;

•	make any loan to or borrow from any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%; or

•	engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%.

MANAGEMENT

Information with Respect to Nominees, Continuing Directors and Executive Officers

Following the merger and this offering, Aames Investment’s board of directors will consist of seven directors, including the persons named below, each of whom has consented to serve as a director upon completion of the merger and this offering until Aames Investment’s first annual meeting of stockholders in 2005 and a successor is duly elected and qualifies. We believe a majority of these directors will be considered “independent” under the requirements of the New York Stock Exchange. Except for John F. Farrell, Jr., all of the Aames Investment directors are Aames Financial directors.

Aames Investment’s directors will not be divided into classes. The entire board of directors will be elected each year. The authorized number of directors may be changed only by resolution of the board of directors pursuant to Aames Investment’s bylaws.

Aames Investment’s directors and executive officers and their ages as of September 23, 2004 and their positions with Aames Investment upon completion of the merger and this offering, are as follows:

Name	Age	Position
DIRECTORS:
Dr. Jenne K. Britell	62	Director
David H. Elliott	62	Director
John F. Farrell, Jr.	66	Director
A. Jay Meyerson	57	Chief Executive Officer and Director
Mani A. Sadeghi	41	Director
Robert A. Spass	48	Director
Stephen E. Wall	62	Director

EXECUTIVE OFFICERS:
James H. Downing, Jr.	57	Executive Vice President—Wholesale
Barry M. Levine	43	Executive Vice President and Chief Information Officer
John F. Madden, Jr.	43	Executive Vice President, General Counsel and Secretary
Michael J. Matthews	44	Executive Vice President—National Retail Sales and Marketing
A. Jay Meyerson	57	Chief Executive Officer and Director
Ronald J. Nicolas, Jr.	45	Executive Vice President—Finance and Chief Financial Officer
Jon D. Van Deuren	52	Senior Vice President—Finance and Chief Accounting Officer

Directors

JENNE K. BRITELL, Ph.D. has served as a director of Aames Financial since June 2001. Dr. Britell is currently Chairman and Chief Executive Officer of Structured Ventures, Inc. (advisors to private equity and venture capital firms) and has held these positions since February 2001. From January 2003 to June 2004, she also served as the Senior Advisor to eBay and PayPal for Financial Services. From August 1996 to March 2000, Dr. Britell held several senior positions at GE Capital, the financial services group of General Electric, including: President, Global Commercial and Mortgage Banking and Executive Vice President, Global Consumer Finance from July 1999 to March 2000; President and Chief Executive Officer, Central and Eastern Europe from January 1998 to July 1999; and President and Chief Executive Officer, GE Mortgage Servicers from August 1996 to January 1998. Dr. Britell serves as a director of Crown Holdings, Inc. and Lincoln National Corporation. She received a bachelor’s degree, with honors, and master’s degree from Harvard University and a master’s degree (business administration) and Ph.D. from Columbia University.

DAVID H. ELLIOTT has served as a director of Aames Financial since December 1999. Mr. Elliot served as Chairman of the Board of Directors of MBIA Inc. from 1994 until his retirement in 1999 and as Chief Executive Officer of MBIA Inc. and MBIA Insurance Corporation from 1992 until his retirement in 1999. Mr. Elliott received a bachelor’s degree in 1964 from Yale University and law degree in 1967 from the Boston University Law School. He also served in the United States Army which included a tour in Vietnam.

JOHN F. FARRELL, JR. has served as a member of the Advisory Board of Laud-Collier & Co. (formerly CIT Equity Group) since 2002. Mr. Farrell has served as a member of the Boston College Audit and Finance Committee since 1994 and as a trustee to Boston College from 1992 to 2000. Mr. Farrell has served as a director of Fidelity National Financial, Inc., since 2000 and as a Chairman to the Audit Committee since 2003. From 1971 to 1981 Mr. Farrell was a partner at Oppenheimer & Co., an investment-banking firm where he focused on private equity investments. Mr. Farrell was Chairman of the Board of Directors and Chief Executive Officer of North American Mortgage Company from 1985 to 1997. Mr. Farrell received bachelor and master of science degrees in Engineering from New York University. He also received bachelor and master degrees of law from New York University and is a member of the New York State Bar.

A. JAY MEYERSON is Aames Investment’s Chief Executive Officer and has served as Aames Financial’s Chief Executive Officer since his appointment in October 1999. Mr. Meyerson has served as a director of Aames Financial since November 1999. From December 1998 to October 1999, Mr. Meyerson was a managing director with KPMG, LLP’s national financial services consulting practice. From 1994 to 1997, Mr. Meyerson served as the Chief Executive Officer and Chairman of the Board of Directors of KeyBank USA, the national consumer finance business subsidiary of KeyCorp. Prior to his employment with KeyCorp., Mr. Meyerson held executive level management positions with Society Bank and Ameritrust Bank since 1987 and, prior thereto, senior management level positions with Wells Fargo Bank since 1975. Mr. Meyerson received a bachelor’s degree in management from Pepperdine University in 1979.

MANI A. SADEGHI has served as a director of Aames Financial since February 1999. Mr. Sadeghi has served as Aames Financial’s Chairman of the Board of Directors since December 2000. Mr. Sadeghi was appointed interim Chief Executive Officer of Aames Financial in May 1999 and served until October 1999. Mr. Sadeghi is currently a Partner and Vice President of Capital Z Management and has held these positions since July 2001. Mr. Sadeghi has also acted as Chief Executive Officer of Equifin Capital since June 1998. From September 1996 to February 1998, Mr. Sadeghi served in various executive positions at AT&T Capital Corporation, culminating in his role as a Group President. Mr. Sadeghi received a bachelor’s degree and master’s degree from Stanford University and a masters of business administration, with distinction, from the University of Pennsylvania’s Wharton School of Business, where he was a Palmer Scholar.

ROBERT A. SPASS has served as a director of Aames Financial since July 2000. Mr. Spass is currently the Chairman of the Board of Directors and a Partner of Capital Z. Management and has held these positions since July 1998. From February 1994 to July 1998, Mr. Spass was the Managing Partner of Insurance Partners Advisors. Mr. Spass serves as a Director of Universal American Financial Corporation, CERES Group, Inc., USI Insurance Services Corp., British Marine Mutual Insurance Associates and Endurance Specialty Insurance Ltd. Mr. Spass received a B.A. in Business from the State University of New York at Buffalo.

STEPHEN E. WALL has served as a director of Aames Financial since February 2001. Mr. Wall served in various capacities with KeyCorp and its predecessors from August 1970 to January 1999 when he retired. At the time of his retirement, Mr. Wall was Executive Vice President of KeyCorp and the Chairman of the Board of Directors, President and Chief Executive Officer of Key Bank National Association.

Executive Officers

JAMES H. DOWNING, JR. is Aames Investment’s Executive Vice President—Wholesale and has served as Aames Financial’s Executive Vice President—Wholesale since May 2003. Prior to joining Aames Financial, Mr. Downing held several executive positions at KeyCorp from 1996 to February 2003, where he most recently served as Chief Executive Officer and President of Key Finance, a subsidiary of KeyCorp specializing in retail and broker subprime mortgage lending. Mr. Downing received his B.A. in English from the University of Virginia in 1969 and his M.S.B.A. in Marketing & Finance from Boston University in 1973.

BARRY M. LEVINE is Aames Investment’s Executive Vice President and Chief Information Officer and has served as Aames Financial’s Executive Vice President and Chief Information Officer since May 2000. Prior to joining Aames Financial, Mr. Levine served as Vice President and Chief Information Officer of Residential Money Centers, a subsidiary of Residential Funding Corporation, from March 2000 to May 2000. From June 1998 to March 2000, Mr. Levine served as Vice President and Chief Information Officer of ContiFinancial Corporation. From 1994 to June 1998, Mr. Levine served as Vice President and Global Manager of Client Implementations and Business Reengineering at Chase Manhattan Bank. Mr. Levine graduated Magna Cum Laude from State University of New York at Albany where he received his B.S. in Business Administration in 1983. He received his M.B.A. in the area of Finance from New York University in 1988.

JOHN F. MADDEN, JR. is Aames Investment’s Executive Vice President, General Counsel and Secretary and has served as Aames Financial’s Executive Vice President since his promotion from Senior Vice President in July 2002 and as General Counsel and Secretary since October 1999. Mr. Madden joined Aames Financial in September 1995 and has served as Assistant General Counsel and Associate General Counsel. Mr. Madden graduated magna cum laude from Carleton College where he earned his B.A. in Political Science in 1983 and received his J.D. from the University of Chicago Law School in 1986. Mr. Madden is a member of the California Bar.

MICHAEL J. MATTHEWS is Aames Investment’s Executive Vice President—National Retail Sales and Marketing and has served as Aames Financial’s Executive Vice President—National Retail Sales and Marketing since June 2002. Prior to joining Aames Financial, Mr. Matthews held various senior executive positions at Associates First Capital Corporation since 1981. Most recently, he served as Executive Vice President of Associates Home Equity Services, the largest nationwide retail operating unit in The Associates Home Equity organization, from 1998 to 2001. Mr. Matthews received his B.S. in Business Administration from the University of Delaware in 1981.

A. JAY MEYERSON (Information with respect to Mr. Meyerson is disclosed above under “Directors”).

RONALD J. NICOLAS, JR. is Aames Investment’s Executive Vice President—Finance and Chief Financial Officer and has served as Aames Financial’s Executive Vice President—Finance and Chief Financial Officer since April 2001. Prior to joining Aames Financial, Mr. Nicolas served as Executive Vice President and Group Finance Executive of the Retail, Internet, Operations and Information Technology Divisions at KeyCorp and as Executive Vice President and Chief Financial Officer of KeyBank USA, KeyCorp’s consumer finance subsidiary, since 1993. Mr. Nicolas received both his B.S. in Business Management and M.B.A. from Canisius College in 1981 and 1989, respectively.

JON D. VAN DEUREN is Aames Investment’s Senior Vice President-Finance and Chief Accounting Officer and has served as Aames Financial’s Senior Vice President-Finance and Chief Accounting Officer since August 2001. Mr. Van Deuren joined Aames Financial in December 1998 as Senior Vice President—Finance. From December 1995 until joining Aames Financial, Mr. Van Deuren served as the Chief Operating Officer of Burke, Williams & Sorensen, LLP. Prior thereto, Mr. Van Deuren served as the Chief Financial Officer of Guardian Bancorp and before that was a partner with KPMG, LLP. Mr. Van Deuren is a certified public accountant in the state of California and received his B.Sc. with High Honors in Accounting and Business Administration from California State University, Long Beach in 1975.

Committees of the Board of Directors

Audit Committee

Upon completion of the merger and this offering, Aames Investment’s audit committee will consist of three directors, all of whom will be independent under NYSE and SEC, rules. One member of the audit committee will serve as the chairperson and at least one will be an “audit committee financial expert” under applicable SEC rules. We anticipate Aames Investment adopting an audit committee charter, which would define the audit committee’s primary duties to include:

•	serving as an independent and objective body to monitor and assess compliance with legal and regulatory requirements, financial reporting processes and related internal control systems and the performance generally of the internal audit function;

•	overseeing the audit and other services of the outside auditors and being directly responsible for the appointment, qualification, compensation and oversight of the outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among the outside auditors, accountants, financial and senior management, the internal auditing department, the corporate compliance department and the board of directors;

•	resolving any disagreements between management and the outside auditors regarding financial reporting;

•	meeting at least quarterly with senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in the annual proxy statement for the annual stockholders meeting.

Aames Investment’s audit committee charter would mandate that the audit committee approve all audit, audit-related, tax and other services provided to Aames Investment by the independent accountants.

Compensation Committee

Upon completion of the merger and this offering, Aames Investment’s compensation committee will consist of three directors all of whom would be independent under NYSE rules. We anticipate Aames Investment adopting a compensation committee charter, which would define the compensation committee’s primary duties to include:

•	establishing guidelines and standards for determining compensation to executive directors;

•	evaluating performance of senior executives;

•	reviewing executive compensation policies;

•	recommending to the board of directors compensation for executive officers;

•	administering and implementing Aames Investment’s equity incentive plans;

•	determining the number of shares underlying, and the terms of, restricted common share awards and stock options to be granted to directors, executive officers and other employees pursuant to these plans; and

•	preparing a report on executive compensation for inclusion in Aames Investment’s annual proxy statement for its annual stockholder meetings.

Nominating and Corporate Governance Committee

Upon completion of the merger and this offering, Aames Investment’s nominating and corporate governance committee will consist of three directors all of whom would be independent under New York Stock Exchange rules. We anticipate Aames Investment adopting a nominating and corporate governance committee charter, which would define the nominating and corporate governance committee’s primary duties to include:

•	establishing standards for service on Aames Investment’s board of directors;

•	identifying individuals qualified to become members of the board of director and recommending director candidates for election to the board;

•	considering and making recommendations to the board regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	monitoring Aames Investment’s corporate governance principles and practices.

Registration Rights and Governance Agreement

In connection with the merger and this offering, Specialty Finance Partners and its affiliate, Capital Z Management, LLC, and Aames Investment will enter into a registration rights and governance agreement pursuant to which Specialty Finance Partners and Capital Z Management will, among other things, have certain rights with respect to designating members of Aames Investment’s board of directors and certain board committees. A summary description of that agreement can be found in the section “Certain Relationships and Related Transactions.”

EXECUTIVE COMPENSATION

AAMES INVESTMENT EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total annual compensation that we expect to pay Aames Investment’s chief executive officer and next four most highly compensated executive officers for 2004 following completion of the merger and this offering. The amounts below are amounts earned during Aames Investment’s fiscal year ending December 31, 2004 (which is different from Aames Financial’s fiscal year which ends June 30) through June 30, 2004, except for 2004 salary information, which is annualized.

		Annual Compensation					Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)(2)	Other Annual Compensation ($)		Securities Underlying Options (#)	All Other Compensation(5) ($)
A. Jay Meyerson Chief Executive Officer	2004	387,500	(1)	837,500		(3)	257,396	—
James H. Downing, Jr. Executive Vice President— Wholesale	2004	250,000		492,832	136,000	(4)	51,000	6,150
Barry M. Levine Executive Vice President and Chief Information Officer	2004	250,000		335,000		(3)	33,490	6,150
Michael J. Matthews Executive Vice President— National Retail Sales and Marketing	2004	225,000		418,000		(3)	46,335	6,150
Ronald J. Nicolas, Jr. Executive Vice President— Finance and Chief Financial Officer	2004	272,500	(1)	402,000		(3)	46,335	6,150

(1)	Reflects an increase to Mr. Meyerson’s salary to $425,000 and Mr. Nicolas’ salary to $295,000 upon the effective date of the merger and initial public offering for purposes of this calculation. We assumed the effective date to be June 30, 2004.
(2)	Bonus amounts earned and paid in 2004 are based on criteria referring to 2003 performance. Messrs. Downing and Matthews are each eligible for quarterly bonus payments of which the first and second calendar quarters are included in this amount.
(3)	The aggregate amount of all perquisites and personal benefits received was not in excess of $50,000 or 10% of the total of annualized salary and bonus reported for this named executive officer.
(4)	Consists of relocation benefits paid by Aames Financial and applicable taxes.
(5)	Consists of employer contributions to Aames Financial’s Section 401(k) plan for the benefit of the individual.

AAMES FINANCIAL EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information concerning all compensation paid for services to Aames Financial during the last three fiscal years ending June 30, 2004, 2003 and 2002 as to the chief executive officer and each of the other four most highly compensated executive officers Aames Financial who served in such capacity at the end of the last fiscal year:

		Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options/SARs (#)		All Other Compensation(5) ($)
A. Jay Meyerson President and Chief Executive Officer	2004 2003 2002	350,000 350,000 350,000	837,500 562,000 500,000	63,667 74,507 77,460	(1) (1) (1)	0 6,900,000 250,000	(6) (7)	0 0 0

James H. Downing, Jr.(2) Executive Vice President— Wholesale	2004 2003	250,000 41,667	717,032 68,500	226,953 18,692	(3) (3)	100,000 1,400,000	(7) (8)	0 0

Barry M. Levine Executive Vice President and Chief Information Officer	2004 2003 2002	250,000 231,250 200,000	335,000 250,000 180,000	(4 (4 (4	) ) )	0 1,300,000 50,000	(6) (7)	6,150 6,000 6,000

Michael J. Matthews Executive Vice President—National Retail Sales and Marketing	2004 2003 2002	225,000 225,000 9,375	535,500 280,000 N/A	77,800 113,330 10,812	(3) (3) (3)	0 2,150,000 300,000	(9) (7)	6,150 6,000 0

Ronald J. Nicolas, Jr. Executive Vice President—Finance and Chief Financial Officer	2004 2003 2002	250,000 250,000 225,000	402,000 230,000 200,000	(4 (4 123,844	) ) (3)	0 2,500,000 150,000	(6) (7)	6,150 6,000 6,000

(1)	Consists of housing benefits of $54,195, $65,035 and $67,988 paid by Aames Financial during the 2004, 2003 and 2002 fiscal years, respectively. Also consists of life insurance premiums of $9,472 paid by Aames Financial for Mr. Meyerson’s benefit in 2004, 2003 and 2002 fiscal years, respectively.
(2)	Mr. Downing was hired by Aames Financial on May 10, 2004.
(3)	Consists of relocation benefits and applicable taxes paid by Aames Financial.
(4)	The aggregate amount of all perquisites and personal benefits received by each of the named executive officer was not in excess of $50,000 or 10% of the total of annual salary and bonus reported for such named executive officer.
(5)	Consists of employer contributions to Aames Financial’s Section 401(k) plan for the benefit of the individual.
(6)	Represents Series E preferred stock.
(7)	Represents shares of common stock.
(8)	Represents 1,000,000 shares of Series E preferred stock and 400,000 shares of common stock.
(9)	Represents 2,000,000 shares of Series E preferred stock and 150,000 shares of common stock.

Aames Investment Chief Executive Officer Employment Agreement

A. Jay Meyerson will enter into an employment agreement with Aames Financial and Aames Investment which will become effective at the time of the merger and replace the existing employment agreement he currently has in place with Aames Financial. The employment agreement has an initial three year term and provides automatic renewals for successive one-year terms unless Aames Financial, Aames Investment, or Mr. Meyerson provides notice of non-renewal to the others at least 90 days in advance of the scheduled renewal of a term. Pursuant to the agreement, Mr. Meyerson will receive (i) a minimum salary of $425,000 per year, subject to annual review by the compensation committee of the board of directors of Aames Investment, (ii) an annual minimum target bonus of $650,000 based upon the achievement of performance goals determined by the compensation committee, subject to adjustment based on actual performance pursuant to Aames Investment’s executive bonus plan, and the compensation committee may increase, but not decrease the target bonus amount for successive performance periods, (iii) the grant of 32% of the initial restricted stock and option awards (each initial option granted will be valued as 0.4 shares of restricted stock), which will vest at the rate of 25% per year if Mr. Meyerson is then employed by Aames Financial, (iv) the grant of restricted stock units in exchange for surrender and cancellation of Mr. Meyerson’s options to purchase options on 3,850,000 shares of Aames Financial common stock (with respect to each option, the total number of restricted stock units so granted will equal (A) the amount by which the per share consideration that would have been received by Aames Financial common stockholders had the holders of Aames Financial Series B convertible preferred stock and Series C convertible preferred stock received the stated value of such shares in the merger exceeds the option exercise price, multiplied by (B) the number of shares covered by the option, divided by (C) the initial public offering price of common stock of Aames Investment), (v) a paid-for life insurance policy in an amount not to exceed $1,000,000 with annual premiums which shall not exceed $25,000, (vi) other welfare and fringe benefits to the same extent and on the same terms as those benefits are provided by Aames Financial or Aames Investment to Aames Investment’s senior officers, (vii) reimbursement of reasonable business expenses incurred in accordance with company policies and (viii) indemnification against claims arising out of Mr. Meyerson’s employment and service as a director and coverage under directors and officers liability insurance coverage.

Pursuant to the employment agreement, Mr. Meyerson is entitled to receive, upon termination of employment with Aames Financial: (i) if termination of employment is by Aames Financial for Cause (as defined in the employment agreement) or by Mr. Meyerson for reasons other than Constructive Discharge (as defined in the employment agreement), the base salary through the final date of active employment, plus any accrued but unused vacation pay, and if the date of termination occurs after the end of a performance period and prior to the payment of the performance bonus for such period, the performance bonus amount at the regularly scheduled time; (ii) if termination of employment is due to Mr. Meyerson’s death or permanent disability, the amounts in clause (i) above plus a payment in lieu of bonus of $650,000 subject to a pro-rata reduction for the portion of the bonus performance period following the date of termination; (iii) if termination of employment is by Mr. Meyerson for Constructive Discharge or by Aames Financial for reasons other than Cause, the amounts in clauses (i) and (ii) above plus the base salary in effect at the time of termination for 36 months following termination of employment plus continued payment of the annual premiums of his life insurance policy by Aames Financial for 36 months following termination of employment. In addition to the foregoing: (i) if termination of employment is by Mr. Meyerson for Constructive Discharge or by Aames Financial for reasons other than Cause, any outstanding restricted stock and restricted stock units shall vest and all stock options shall vest and shall remain exercisable for 180 days after the date of termination (but in no event later than the date fixed for expiration of the option determined without regard to Mr. Meyerson’s termination of employment); (ii) if termination of employment is by Mr. Meyerson for Constructive Discharge or by Aames Financial for reasons other than Cause or is due to Mr. Meyerson’s death or permanent disability or occurs after the agreement has expired (regardless of the reason for such termination), Aames Financial shall continue health and dental insurance benefits to Mr. Meyerson and his wife as of the Effective Date which are concurrently being provided by Aames Investment to its other senior executives and their spouses for the period beginning on the date of termination and ending on Mr. Meyerson’s 65th birthday (with respect to his benefits) and on his wife’s 65th birthday (with respect to her benefits) and shall pay all premiums for such coverage. If during Mr. Meyerson’s period of employment he devoted reasonable efforts to implementation of a program for succession of leadership of Aames Investment after his termination of employment and pursuant to such succession program he made best efforts to present one or more qualified candidates to the board for such leadership position, his termination of employment occurs at or after the end of the agreement term, he is not entitled to the severance payments of continuing salary as described above, and he agrees to provide reasonable consultation services to Aames

Financial and/or Aames Investment for three years after his date of termination (not to exceed 200 hours per year), then Mr. Meyerson will receive annual supplemental payments at the rate of $350,000 per year for a period of 36 months following his date of termination, and for purposes of determining the vesting of any outstanding restricted stock, restricted stock units, and stock options, Mr. Meyerson will be treated as though he continued to be employed by Aames Financial during the period he provides such consultation services. Mr. Meyerson would also receive continued payments of the annual premiums of his life insurance policy by Aames Financial for 36 months following termination of employment. Mr. Meyerson’s employment agreement prohibits him from soliciting or hiring employees of Aames Investment or its subsidiaries and inducing any customer away from engaging in any business with Aames Investment or its subsidiaries while employed and for a period of 24 months after termination of employment.

Aames Financial Chief Executive Officer Employment Agreement

A. Jay Meyerson entered into an employment agreement, effective October 25, 1999 and amended February 5, 2001. The employment agreement had an initial three year term and provides automatic renewals for successive one-year terms unless the Aames Financial board of directors provides 120-day advance written notice prior to the end of a term. However, this employment agreement will be terminated at the effective time of the merger and replaced with the Aames Investment Chief Executive Officer Employment Agreement discussed above. Pursuant to this employment agreement, Mr. Meyerson will receive (i) a minimum salary of $350,000 per year (“Base Salary”), subject to annual review by the board of directors, (ii) a bonus of up to $1,000,000 based upon the achievement of individual and Aames Financial goals, as determined by the compensation committee, for the period through December 31, 2004, and for each calendar year thereafter, (iii) four weeks of paid vacation, (iv) options to purchase 600,000 shares of the Aames Financial’s common stock at $5.00 (adjusted to reflect the one-for-five reverse common stock split), (iv) monthly rent of $2,745 and applicable taxes, through January 31, 2004, (v) a Aames Financial paid for life insurance policy, (vi) other benefits under the Aames Financial’s savings, pension and retirement plans and other benefit plans or programs maintained by the Aames Financial for the benefit of its executives, and (vii) reimbursement of reasonable business expenses incurred in accordance with the Aames Financial’s policies.

Pursuant to the employment agreement, Mr. Meyerson is entitled to receive, upon termination of the employment agreement: (i) at the end of the applicable term and by the Aames Financial upon notification of disability or for cause or by Mr. Meyerson for reasons other than Good Reason (as defined in the employment agreement), the base salary through the final date of active employment, plus any accrued but unused vacation pay, (ii) by Mr. Meyerson, for Good Reason (as defined in the employment agreement) or by the Aames Financial for reasons other than Cause or disability, the base salary in effect at the time of termination for a period of twelve months following termination plus either continued coverage under the Aames Financial’s health and other insurance programs and including specifically cash payments in equal to the amount of the premium for a $1 million life insurance policy or a lump sum payment equal to the present value of such health benefits for the severance term (“Termination Severance”) or (iii) following a Change in Control of the Aames Financial (as defined in the Aames Financial’s 1999 Stock Option Plan) at a price per share of the Aames Financial’s common stock in excess of $2.50 per share by Mr. Meyerson for Good Reason (as defined in the employment agreement) or by the Aames Financial for reasons other than Cause or disability, the base salary in effect at the time of termination for a period of thirty months following termination (the “Change in Control Severance Term”) plus either continued coverage under the Aames Financial’s health and other insurance programs and including specifically the $1 million life insurance policy or a lump sum payment equal to the present value of such health benefits for the Change in Control Severance Term (“Change in Control Severance”). Both the Termination Severance and the Change in Control Severance are subject to offset equal to any amounts owed by Mr. Meyerson to the Aames Financial and the amount of any compensation for services earned by Mr. Meyerson on account of any employment or self-employment during the first twelve months after termination.

Aames Investment and Aames Financial—Executive Compensation other than Chief Executive Officer

The Aames Investment named executive officers are entitled to receive the annual salaries set forth in the table “Aames Investment Executive Compensation Table,” following the effective time of the merger, in lieu of their current salaries as named executive officers of Aames Financial. These base salaries for the named executive officers are the same base salaries as set forth in “Aames Financial Executive Compensation Table,” except for Mr. Nicolas whose annual salary will be increased to $295,000. The base salaries were established by the Aames Financial compensation committee based on the recommendations of management which considered, and applied subjectively as appropriate, individual performance and achievement, areas of responsibility, position, the extent to which the officers’ skills were in demand or were marketed to other companies or industries and internal and external comparability.

The performance bonuses paid to the Aames Financial named executive officers were based upon their successful performance of both personal and departmental or divisional goals and the goals of Aames Financial. Aames Financial’s named executive officers develop their personal and departmental or divisional goals with the Aames Financial chief executive officer which are approved by the Aames Financial compensation committee. Aames Financial’s goals were determined by the chief executive officer and the Aames Financial compensation committee. Aames Financial’s performance goals for 2003 were based upon its ability to achieve certain levels of profitability and loan production. The performance bonuses eligible to be paid to Aames Investment’s named executive officers will be determined in a similar manner.

The Aames Investment compensation committee believes that it is important for key employees to have long-term incentives through an equity interest in Aames Investment. Accordingly, following the effective time of the merger, Aames Investment, may from time to time, grant key employees stock options pursuant to Aames Investment’s Equity Incentive Plan.

Awards of Restricted Common Stock, Restricted Common Stock Units and Option Grants

Aames Investment’s equity incentive plan allows for awards of restricted common stock and restricted common stock units and grants of options to officers, directors, employees and other persons who provide services to purchase common stock. Restricted common stock awards will have voting and dividend rights and be subject to forfeiture restrictions which will terminate ratably over a four-year period from the date of grant. Aames Investment restricted common stock units will be issued in exchange for vested Aames Financial restricted common stock units which are issued in exchange for unvested and vested management-held options to purchase Aames Financial common stock with an exercise price below $2.798. Aames Investment restricted common stock units issued for Aames Financial restricted common stock units will be vested.

The Aames Financial 2004 equity incentive plan has been adopted solely as a means to provide for the ultimate transition into Aames Investment restricted common stock units of certain common stock options held by directors, officers and employees of Aames Financial that were issued under Aames Financial’s 1999 stock option plan with an exercise price below the per share consideration received in the reorganization by the holders of Aames Financial common stock.

Certain directors, officers and employees of Aames Financial will receive, immediately prior to the reorganization and initial public offering, awards of Aames Financial restricted common stock units. The number of Aames Financial restricted common stock units issued will be determined by dividing the difference between the per share consideration received in the reorganization undertaken with the initial public offering by holders of Aames Financial common stock and the option exercise price by the per share consideration received in the reorganization by holders of Aames Financial common stock. The Aames Financial restricted common stock units will be fully vested, whether or not the prior options were vested or unvested. As a result of the conversion of vested and unvested Aames Financial common stock options into vested Aames Financial restricted common stock units, immediately prior to the reorganization Aames Financial will incur compensation expense for the value of the Aames Financial restricted common stock units issued.

Upon the completion of the reorganization, the initial public offering and the concurrent private placement, Aames Investment will have made the awards under the equity incentive plan set forth below.

The calculations contained in the chart are based on the following assumptions:

•	a $10 offering price per share for Aames Investment common stock in the initial public offering and the concurrent private placement, which represents the mid-point of the range set forth on the cover page of this prospectus;

•	holders of common stock will receive $2.795 in merger consideration, 50% of which is in cash and 50% of which is paid in the form of Aames Investment common stock;

•	all vested options, other than vested options held by certain members of Aames Financial management, to purchase common stock with an exercise price below $2.795 per share receive merger consideration in respect of each option equal to $2.795 less the option exercise price, which will be paid 50% in cash and 50% in Aames Investment common stock; and

•	each of the vested options held by certain members of Aames Financial management and each of the unvested options with an exercise price below $2.795 per share are converted immediately prior to the reorganization undertaken with the initial public offering into that number of Aames Financial restricted common stock units equal to the $2.795 per share price less the option exercise price divided by the $2.795 per share price. However, vested and unvested options held by A. Jay Meyerson, Aames Financial’s chief executive officer, with an exercise price below $2.795 per share will be converted into that number of Aames Financial restricted common stock units equal to $2.558 per share price less the option exercise price divided by the $2.795 per share price of Aames Financial common stock. In the reorganization, each of the Aames Financial restricted common stock units will automatically be converted into that number of Aames Investment common restricted stock units equal to the $2.795 per share price divided by the per share price of Aames Investment common stock in the initial public offering. Holders of Aames Investment restricted common stock units will receive the shares of Aames Investment common stock underlying their restricted stock units on a future distribution date selected by the holders.

Restricted Stock Awards

Name	Initial award of restricted Aames Investment common stock	Dollar value	Aames Investment restricted common stock units exchanged for options to purchase Aames Financial common stock with an exercise price below $2.795/share	Dollar value
Jenne K. Britell, Director	10,000	$100,000	26,470	$264,700
David H. Elliott, Director	10,000	$100,000	39,493	$394,930
A. Jay Meyerson, Chief Executive Officer and Director	257,396	$2,573,960	555,184	$5,551,840
John F. Farrell, Jr., Director	10,000	$100,000	—	$—
Mani A. Sadeghi(1), Director	—	$—	—	$—
Robert A. Spass(2), Director	—	$—	—	$—
Stephen E. Wall, Director	10,000	$100,000	27,820	$278,200
James H. Downing, Jr., Executive Vice President—Wholesale	51,000	$510,000	60,186	$601,860
Barry M. Levine, Executive Vice President and Chief Information Officer	33,490	$334,900	56,260	$562,600
Michael H. Matthews, Executive Vice President—National Retail Sales and Marketing	46,335	$463,350	81,660	$816,600
Ronald J. Nicolas, Jr., Executive Vice President—Finance and Chief Financial Officer	46,335	$463,350	95,356	$953,560
Executive Directors and Officers as a Group (13 persons)	535,399	$5,353,990	1,041,055	$10,410,550

(1)	Mr. Sadeghi has requested that Equifin Capital Management, LLC be the designee for any options to purchase Aames Investment common stock granted as a result of his service as a director of Aames Investment. Mr. Sadeghi disclaims beneficial ownership of these shares.

(2)	Mr. Spass has requested that Capital Z Management, LLC be the designee for any options to purchase Aames Investment common stock granted as a result of his service as a director of Aames Investment. Mr. Spass disclaims beneficial ownership of these shares.

Description of Aames Investment Equity Incentive Plan

This summary is qualified in its entirety by the detailed provisions of Aames Investment’s Equity Incentive Plan, that we refer to as the equity incentive plan. The boards of directors and stockholders of Aames Financial and Aames Investment have already approved the equity incentive plan.

In connection with our reorganization as a REIT, we intend to have the equity incentive plan become effective immediately before the closing of the merger and this offering, contingent on approval of stockholders of Aames Financial and Aames Investment and it will continue in effect until terminated by the board of directors; provided, however, that no awards may be granted under the equity incentive plan after the ten-year anniversary of the effective date. However, any awards that are outstanding after the equity incentive plan is terminated shall remain subject to the terms of the equity incentive plan.

In connection with the merger and this offering, Aames Investment expects to make awards of shares of restricted stock and restricted stock units and grant options to purchase shares of Aames Investment common stock under the equity incentive plan as described above under “Awards of Restricted Stock, Restricted Common Stock Units and Option Grants.”

Purpose.    The equity incentive plan has been established by Aames Investment to (i) attract and retain persons eligible to participate in the equity incentive plan; (ii) motivate participants, by means of appropriate incentives, to achieve long range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further identify participants’ interests with those of Aames Investment’s other stockholders through compensation that is based on Aames Investment’s common stock; and thereby promote the long term financial interest of Aames Investment and its subsidiaries, including the growth in value of Aames Investment’s equity and enhancement of long term stockholder return.

To achieve these objectives, the equity incentive plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights (“SARs”), full value awards and cash incentive awards.

General.    The equity incentive plan is administered by a committee selected by the board of directors of Aames Investment. The committee consists of two or more members of Aames Investment’s board of directors. The committee selects from the eligible individuals those persons to whom awards under the equity incentive plan will be granted, the types of awards to be granted and the applicable terms, conditions, performance criteria, restrictions and other provisions of such awards. Except to the extent prohibited by applicable law or by applicable rules of a stock exchange, the committee may delegate all or any portion of its responsibilities or powers under the equity incentive plan to persons selected by it.

The maximum number of shares that may be delivered to participants and their beneficiaries under the equity incentive plan may not exceed 7,350,000 shares of Aames Investment common stock. Any shares covered by an award that are not delivered on an unrestricted basis (for example, because the award is settled in cash or used to satisfy the applicable tax withholding obligation) will not be deemed to have been delivered for this purpose. If the exercise price of any option granted under the equity incentive plan, or the tax withholding obligation with respect to any award granted under the equity incentive plan, is satisfied by tendering shares of Aames Investment common stock to Aames Investment, only the number of shares of Aames Investment common stock issued net of the shares of Aames Investment common stock tendered will be deemed delivered for purposes of determining the number of shares of Aames Investment common stock available for delivery under the equity incentive plan.

The following additional limits apply to awards under the equity incentive plan:

(i) no more than 7,350,000 shares of Aames Investment common stock for incentive stock options may be delivered to participants and their beneficiaries under the equity incentive plan. Each option issued will reduce the amount of stock available for issuance under (iii) or (iv) below by 0.4 shares as applicable;

(ii) the maximum number of shares of Aames Investment common stock that may be covered by options and SARs granted to any one participant in any one calendar year may not exceed 1,125,000 shares;

(iii) the maximum number of shares that may be delivered pursuant to full value awards will be 2,940,000 shares of Aames Investment common stock. Each share of stock issued as a full value award will reduce the amount of stock available for issuance under (i) or (ii) above by 2.5 shares, as applicable;

(iv) the maximum number of shares of Aames Investment common stock that may be delivered pursuant to full value awards intended to be “performance-based compensation” (as described below)

granted to any one participant during any one-calendar-year period, regardless of whether settlement of the award is to occur prior to, at the time of, or after the time of vesting, may not exceed 450,000 shares;

(v) the maximum amount of cash incentive awards intended to be “performance-based compensation” payable to any one participant with respect to any performance period will equal $3,750 multiplied by the number of calendar months included in that performance period.

The Aames Investment common stock with respect to which awards may be made under the equity incentive plan will be shares currently authorized but unissued, including shares purchased by Aames Investment in the open market or in private transactions.

In the event of a corporate transaction involving Aames Investment (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the committee may adjust awards to preserve the benefits or potential benefits of the awards. Action by the committee may include:

(i) adjustment of the number and kind of shares which may be delivered under the equity incentive plan;

(ii) adjustment of the number and kind of shares subject to outstanding awards;

(iii) adjustment of the exercise price of outstanding options and SARs; and

(iv) any other adjustments that the committee determines to be equitable, which may include, without limitation, (I) replacement of awards with other awards which the committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (II) cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of an option or SAR, the amount of such payment may be the excess of value of the Aames Investment common stock subject to the option or SAR at the time of the transaction over the exercise price.

Except as otherwise provided by the committee, awards under the equity incentive plan are not transferable except as designated by the participant by will or by laws of descent and distribution.

Any employees of Aames Investment and its subsidiaries and any consultant, director, or other person providing services to Aames Investment or a subsidiary is eligible to become a participant in the equity incentive plan.

Options.    The committee may grant an incentive stock option or non-qualified stock option to purchase the Aames Investment common stock at an exercise price established by the committee. Except as described below, the exercise price for an option may not be less than the fair market value of the Aames Investment common stock at the time the option is granted. However, the committee may establish an exercise price that varies based on the Aames Investment common stock price of a comparator group of companies or such other index as is selected by the committee, except a variable price will not be used if the option is intended to be performance- based compensation or an incentive stock option and such use would preclude such treatment. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to Aames Investment as consideration for the grant of a replacement option with a lower exercise price, except as approved by Aames Investment’s stockholders or as adjusted for corporate transactions described above. The option will be exercisable in accordance with the terms established by the committee. The full purchase price of each share of Aames Investment common stock purchased upon the exercise of any option must be paid at the time of exercise of an option. Except as otherwise determined by the committee, the purchase price of an option will be payable in cash, by promissory note (for individuals other than executive officers), in Aames Investment common stock (valued at fair market value as of the day of exercise), or a combination thereof. Subject to applicable law, the committee may permit a participant to elect to pay the exercise price by irrevocably authorizing a third party to sell shares of Aames Investment common stock. The committee, in its discretion, may impose such conditions, restrictions, and contingencies on Aames Investment common stock acquired pursuant to the exercise of an option as the committee determines to be desirable.

Stock Appreciation Rights.    The committee may grant an SAR in connection with all or any portion of a previously or contemporaneously granted option or independent of any option grant. An SAR entitles the participant to receive the amount (in cash or stock) by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the committee. Except as described below, the exercise price for an SAR may not be less than the fair market value of the Aames Investment common stock at the time the SAR is granted. The committee may establish an exercise price that varies based on the Aames Investment common stock price of a comparator group of companies or such other index as is selected by the committee, except a variable price will not be used if the SAR is intended to be performance-based compensation and such use would preclude such treatment. The SAR will be exercisable in accordance with the terms established by the committee. The committee, in its discretion, may impose such conditions, restrictions, and contingencies on Aames Investment common stock acquired pursuant to the exercise of an SAR as the committee determines to be desirable.

Full Value Awards.    The following types of “full value awards” may be granted, as determined by the committee:

•	The committee may grant shares of Aames Investment common stock or a right to receive shares of Aames Investment common stock in the future that may be in return for previously performed services, or in return for the participant surrendering other compensation that may be due.

•	The committee may grant shares of Aames Investment common stock or a right to receive shares of Aames Investment common stock in the future that are contingent on the achievement of performance or other objectives during a specified period.

•	The committee may grant shares of Aames Investment common stock or a right to receive shares of Aames Investment common stock in the future subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the participant, or the achievement of performance or other objectives.

Any such awards will be subject to such other conditions, restrictions and contingencies as the committee determines. If the right to become vested in a full value award is conditioned on the completion of a specified period of service with Aames Investment or its subsidiaries, without achievement of performance measures (as described below) or other performance objectives being required as a condition of vesting, and without it being granted in lieu of other compensation, then the required period of service for full vesting will not be less than three years (subject to accelerated vesting, to the extent provided by the committee, in the event of the participant’s death, disability, retirement, change of control or termination).

Cash Incentive Awards.    The committee may grant cash incentive awards (including the right to receive payment of cash or stock having the value equivalent to the cash otherwise payable) that may be contingent on achievement of a participant’s performance objectives over a specified period established by the committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the committee.

An income tax deduction will generally be unavailable for annual compensation in excess of $1 million paid to any of the five most highly compensated officers of a public corporation. However, amounts that constitute “performance-based compensation” are not counted toward the $1 million limit. It is expected that options and SARs granted under the equity incentive plan will generally satisfy the requirements for “performance-based compensation.” The committee may designate whether any full value awards or cash incentive awards being granted to any participant are intended to be “performance-based compensation” as that term is used in section 162(m) of the Internal Revenue Code. Any such awards designated as intended to be “performance-based compensation” will be conditioned on the achievement of one or more performance measures, to the extent required by Internal Revenue Code section 162(m). The performance measures that may be used by the committee for such awards may be based on any one or more of the following, as selected by the committee:

(a) core earnings,

(b) earnings per share,

(c) growth in earnings,

(d) ratio of earnings to equity or assets,

(e) earnings before income taxes and depreciation,

(f) earnings before interest, taxes, depreciation and amortization (“EBITDA”),

(g) operating earnings (earnings before transaction-related expense) per diluted share of common stock, either before or after amortization of intangible assets (goodwill),

(h) cash flow,

(i) return on total capital,

(j) return on assets,

(k) total shareholder return,

(l) return on equity,

(m) return on average common equity,

(n) return on average equity,

(o) return on average assets,

(p) return on invested capital,

(q) economic value added,

(r) increase in surplus,

(s) reductions in operating expenses,

(t) increases in operating margins,

(u) net worth,

(v) asset quality,

(w) efficiency ratio,

(x) loan origination,

(y) deposit growth,

(z) interest rate risk,

(aa) net operating expense, either before or after amortization of intangible assets (goodwill),

(bb) ratio of non-performing assets to total assets,

(cc) customer service,

(dd) regulatory compliance,

(ee) cost reductions and savings,

(ff) pre-tax operating income, and

(gg) productivity improvements.

Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of Aames Investment and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders equity and/or shares outstanding, investments or to assets or net assets. For awards intended to be “performance-based compensation,” the grant of the awards and the establishment of the performance measures will be made during the period required under Internal Revenue Code section 162(m).

Change of Control.    The occurrence of a Change of Control (as defined in the equity incentive plan) of Aames Investment will have the effect on awards as set forth in the award agreement or as provided by the committee (to the extent not prohibited by the plan or award agreement).

Amendment and Termination.    The equity incentive plan may be amended or terminated at any time by Aames Investment’s board, and the board or the committee may amend any award granted under the equity incentive plan, provided that no amendment or termination may adversely affect the rights of any participant without the participant’s written consent. Aames Investment’s board may not amend the provision of the equity incentive plan related to repricing without approval of stockholders.

United States Income Tax Considerations.    Under present Federal income tax laws, awards granted under the equity incentive plan will have the following tax consequences:

Non-Qualified Options

The grant of a non-qualified option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and Aames Investment will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

The exercise of a non-qualified option through the delivery of previously acquired stock will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the participant at the time of the exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such shares determined at the time of exercise.

Incentive Stock Options

The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of Aames Investment or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Internal Revenue Code).

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after receiving the transfer of such stock, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and Aames Investment will not be entitled to any deduction for Federal income tax purposes. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and a corresponding deduction will be allowed to Aames Investment, at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The exercise of an incentive stock option through the exchange of previously acquired stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a non-qualified stock option; that is, as a non-taxable, like-kind exchange as to the number of shares given up and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gain purposes, the same holding period as the shares that are given up. However, such holding period will not be credited for purposes of the one-year holding period required for the new shares to receive incentive stock option treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash. If a disqualifying disposition (a disposition before the end of the applicable holding period) occurs with respect to any of the shares received from the exchange, it will be treated as a disqualifying disposition of the shares with the lowest basis.

If the exercise price of an incentive stock option is paid with shares of stock of Aames Investment acquired through a prior exercise of an incentive stock option, gain will be realized on the shares given up (and will be taxed as ordinary income) if those shares have not been held for the minimum incentive stock option holding period (two years from the date of grant and one year from the date of transfer), but the exchange will not affect the tax treatment, as described in the immediately preceding paragraph, of the shares received.

Stock Appreciation Rights

The grant of an SAR will not result in taxable income to the participant. Upon exercise of an SAR, the amount of cash or the fair market value of shares received will be taxable to the participant as ordinary income, and a corresponding deduction will be allowed to Aames Investment. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Full Value Awards

A participant who has been granted a full value award will not realize taxable income at the time of grant, and Aames Investment will not be entitled to a deduction at that time, if the grant is subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of other objectives, assuming that the restrictions constitute a “substantial risk of forfeiture” for Federal income tax purposes. Upon the vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and Aames Investment will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period will also be compensation income to the participant and deductible as such by Aames Investment.

Cash Incentive Awards

A participant will realize taxable income at the time the cash incentive award is distributed, and Aames Investment will be entitled to a corresponding deduction.

Change of Control

Any acceleration of the vesting or payment of awards under the equity incentive plan in the event of a change of control in Aames Investment may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Internal Revenue Code, which may subject the participant to a 20% excise tax and which may not be deductible by Aames Investment.

Tax Advice

The preceding discussion is based on Federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the Federal income tax aspects of the equity incentive plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the equity incentive plan. Aames Investment suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

On October 22, 2004, the President signed into law the American Jobs Creation Act of 2004. Among other things, the new law establishes new tax rules for nonqualified deferred compensation. The provisions of the legislation do not clearly indicate the extent to which stock-based compensation awards, such as those authorized under the equity incentive plan, will be subject to the legislation. That determination will depend on guidance that the IRS will issue interpreting the legislation. It is possible, though, that some of the above-described tax consequences would be changed because of the legislation.

Aames Financial Option Grants in Last Fiscal Year

The following table sets forth certain information regarding grants of options to purchase common stock made during the fiscal year ended June 30, 2004 to the Named Executive Officers:

	Individual Grants to Purchase Shares of Common Stock					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Shares Underlying Options Granted in Fiscal Year	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Market Price on Date of Grant(2)	Expiration Date
Name						5%	10%
A. Jay Meyerson	0	0%	N/A	N/A	N/A	N/A	N/A
James H. Downing, Jr.	100,000	7.8%	$2.89	$2.90	10/31/2013	$183,379	$463,185
Barry M. Levine	0	0%	N/A	N/A	N/A	N/A	N/A
Michael J. Matthews	0	0%	N/A	N/A	N/A	N/A	N/A
Ronald J. Nicolas, Jr.	0	0%	N/A	N/A	N/A	N/A	N/A

(1)	The potential realizable value is based on the assumption that the common stock of Aames Financial appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to the applicable requirements of the SEC and do not represent a forecast of the future appreciation of Aames Financial’s common stock. Calculation based upon assumed annualized stock price less exercise price.

Aames Financial Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of options to purchase common stock during the fiscal year ended June 30, 2004 and the value of options held at fiscal year end (adjusted to reflect stock splits).

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of All Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
A. Jay Meyerson	0	0	3,150,000/700,000	$4,335,000/$1,190,000
James H. Downing, Jr.	0	0	180,000/320,000	$201,600/$ 302,400
Barry M. Levine	0	0	230,000/ 70,000	$374,360/$ 114,840
Michael J. Matthews	0	0	240,000/210,000	$384,600/$ 321,900
Ronald J. Nicolas, Jr.	0	0	410,000/140,000	$604,200/$ 214,800

(1)	Based upon the last reported sale price of the common stock of $2.55, as reported on Yahoo! Finance on June 30, 2004, less the option exercise price.

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of options to purchase Series E preferred stock during the fiscal year ended June 30, 2004 and the value of options held at fiscal year end (adjusted to reflect stock splits).

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of All Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
A. Jay Meyerson	0	0	6,900,000/ 0	$0/$0
James H. Downing, Jr.	0	0	200,000/ 800,000	$0/$0
Barry M. Levine	0	0	260,000/1,040,000	$0/$0
Michael J. Matthews	0	0	400,000/1,600,000	$0/$0
Ronald J. Nicolas, Jr.	0	0	500,000/2,000,000	$0/$0

(1)	There is currently no trading market for the Series E preferred stock and Aames Financial does not anticipate creating a market for these securities nor does it anticipate a market will develop. Aames Financial did not specify a value for these securities nor did it seek an independent valuation for them. The Series E preferred stock has a stated value of $1.00 per share upon a change in control or liquidation of Aames Financial and the options to purchase the Series E preferred stock have an exercise price of $0.71 per share.

Aames Financial Severance Plan After the Merger

Following completion of the merger, other than A. Jay Meyerson, who has a separate severance employment agreement with Aames Financial, each of the named executive officers will be participants in Aames Financial’s executive severance plan in lieu of being participants in Aames Financial’s current executive severance plan. The executive severance plan generally entitles the participant to 12 months, except with regard to Messrs. Nicolas, Matthews and Downing whom each are entitled to receive 24 months, continuation of salary plus a 12 month pro-rated bonus, in the event that a named executive officer’s employment is terminated (a) by Aames Investment or its successor(s) in interest for any reason other than for cause (as defined in the Executive Severance Plan), or (b) by such named executive officer for Good Reason (as defined in the Executive Severance Plan).

Aames Financial Current Severance Plan

Other than A. Jay Meyerson and Ronald J. Nicolas, Jr., each of whom have separate severance agreements with Aames Financial, each of the named executive officers are participants in Aames Financial’s current executive severance plan which generally entitles the participant to six months continuation of salary, provided that required conditions for payment are satisfied. In the event that a named executive officer’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within six months following a change in control of Aames Financial (as defined in the plan), or (b) by such named executive officer for Good Reason (as defined in the plan) within six months following a change in control of Aames Financial, Aames Financial shall continue to pay such named executive officer his/her base salary for a period of twelve months following the date of termination of the named executive officer’s employment plus a pro-rated bonus.

Aames Investment Director Compensation

Each director is entitled to an award of 10,000 shares of Aames Investment common stock valued at approximately $100,000 based upon a value of $10 per share, the mid-point of the range set forth on the cover of this prospectus. Aames Investment will pay each non-employee director an annual fee of $30,000 for their service on the board of directors and $10,000, $10,000 and $5,000 for their service as the chairman of the board of directors, chairman of the audit committee and chairman of the compensation committee, respectively. Aames Investment will pay all fees on a quarterly basis in a combination of 50% cash and 50% common stock. The value of common stock will be based upon the fair market value at time of grant. New directors of Aames Investment will receive an initial grant of Aames Investment common stock equal to $20,000, based upon the fair market value of the common stock at date of grant.

Aames Financial Director Compensation

Aames Financial’s Amended and Restated 1999 Stock Option Plan provides mandatory grants of non-qualified stock options to each director who is not an employee of Aames Financial. Each director is entitled to an award of stock options to purchase 50,000 shares of stock upon initial election or appointment and an additional 50,000 shares at the conclusion of each annual meeting of Aames Financial’s stockholders at which the director still serves as a director of Aames Financial. In addition, Aames Financial pays each independent director $5,000 per fiscal quarter in which they served and $1,250 per fiscal quarter to the director who is the chairman of Aames Financial’s Audit Committee. Under Aames Financial’s Series E preferred stock option plan, Dr. Britell and Messrs. Elliott and Wall each received a one time grant of options to purchase 350,000 shares of Series E preferred stock at an exercise price of $0.71 per share.

Aames Financial 401(k) Plan

Aames Financial permits its officers and employees to participate in this 401(k) plan. For some of Aames Financial’s employees, Aames Financial may make discretionary matching contributions with respect to a portion of the contributions made by those employees.

Compensation Committee Interlocks and Insider Participation

Following completion of the merger and this offering, Aames Investment’s board of directors will establish a compensation committee. We expect that none of Aames Investment’s executive officers will serve on the compensation or similar committee of any other entity.

Report of the Aames Financial Compensation Committee

The board of directors delegated to the compensation committee the responsibility for developing and administering policies which govern the total compensation program for the named executive officers of Aames Financial. The committee also administered Aames Financial’s stock option plan. During the 2004 fiscal year, executive compensation for Aames Financial was administered by the compensation committee. The compensation committee currently consists of Messrs. Lieber, Sadeghi and Wall, with Mr. Sadeghi serving as the chairman of the committee. None of the members of the compensation committee are, or were, full-time, salaried officers or employees of Aames Financial during the 2004 fiscal year.

The goal of Aames Financial’s executive compensation program is to retain, motivate and reward management through the compensation policies and awards, while aligning their interests more closely with that of Aames Financial and its stockholders. In furtherance of this goal, the program consists of three main components: (1) base salary; (2) bonuses which are either discretionary or based on individual and Aames Financial’s performance; and (3) stock options to provide long-term incentives for performance and to align executive officer and stockholder interests.

The report of the compensation committee of the board of directors is not deemed to be incorporated by reference into any previous filing by Aames Financial under either the Securities Act of 1933, or the Exchange Act, that incorporates future Securities Act or Exchange Act filings in whole or in part by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Specialty Finance Partners

We expect that, in the reorganization which will be undertaken in connection with this offering, Specialty Finance Partners will, based on a $10 per share initial public offering price, which is the mid-point of the range set forth on the cover of this prospectus, receive 13,985,314 shares of Aames Investment common stock, 66,268 Aames Investment restricted common stock units and $139,853,167 in cash in exchange for its ownership interest in Aames Financial. Before giving effect to the merger and initial public offering, Specialty Finance Partners’ ownership in Aames Financial is as follows: 26,704,000 shares of Series B convertible preferred stock (each share of Series B convertible preferred stock is convertible into 0.20 of a share of common stock, subject to adjustment) 18,827,346 shares of Series C convertible preferred stock (each share of Series C convertible preferred stock is convertible into one share of common stock, subject to adjustment) and 58,823,529 shares of Series D preferred stock (each share of Series D convertible preferred stock is convertible into one share of common stock, subject to adjustment). Specialty Finance Partners owns a warrant to purchase five million shares of Series D preferred stock exercisable at $0.85 per share and, through Capital Z Management, LLC, has options to purchase 1.2 million shares of common stock at exercise prices between $0.73 and $2.87. Warrants to purchase 500,000 shares of common stock at $5.00 per share are owned by individuals who are present or former affiliates of Specialty Finance Partners.

In connection with the reorganization and initial public offering, Specialty Finance Partners and its affiliates will enter into a registration rights and governance agreement with Aames Investment under which Specialty Finance Partners and its identified affiliates will receive certain rights in connection with future registration of its Aames Investment common stock for public sale and the nomination of its designees as Aames Investment’s directors and committee members.

On April 26, 2002, Specialty Finance Partners purchased from an independent third party $41.6 million aggregate principal amount of Aames Financial’s outstanding 2006 Debentures. On May 15, 2002, Aames Financial commenced an exchange offer to exchange outstanding 2006 Debentures for newly issued 2012 Debentures. On December 13, 2002, Specialty Finance Partners tendered the 2006 Debentures in Aames Financial’s exchange offer and received $41.6 million aggregate principal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed 40% of the principal amount of the outstanding 2012 Debentures at par plus accrued interest, pursuant to a sinking fund payment. Specialty Finance Partners received $16.7 million (representing $16.6 million principal redeemed and $0.03 million in interest) pursuant to this sinking fund payment. On December 31, 2002, Specialty Finance Partners forgave the remaining $24.9 million principal amount of 2012 Debentures Specialty Finance Partners owned.

On August 31, 2000, Aames Financial entered into a Residual Forward Sale Facility, or Residual Facility, with Capital Z Investments, L.P., a Bermuda partnership, or CZI, an affiliate of Specialty Finance Partners. Pursuant to the terms of the Residual Facility, Aames Financial could have sold up to $75.0 million of its residual interests for cash in securitizations through the earliest of March 31, 2003, the full utilization of the Residual Facility, or a termination event, as defined in the Residual Facility.

In connection with obtaining the Residual Facility, Aames Financial incurred and capitalized $3.3 million of costs, of which $3.0 million related to a facility fee paid to CZI. The capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount.

On June 26, 2003, Specialty Finance Partners provided a limited guaranty to Greenwich Capital Financial Products Inc., pursuant to Aames Financial’s $74.1 million Loan and Security Agreement with Greenwich Capital Financial Products Inc., dated as of May 29, 2003. In November 2003, upon a paydown by Aames Financial of the amounts owed under this facility, the limited guaranty by Capital Z was extinguished.

On June 30, 2003, Aames Financial extended its Management Advisory Services Agreement with Equifin Capital Management, an affiliate of Specialty Finance Partners, pursuant to which Aames Financial is obligated to pay to Equifin a quarterly management advisory fee of $250,000 through June 30, 2008.

Immediately before the merger and this offering, this agreement will be cancelled upon payment of $978,274 by Aames Financial to Equifin Capital Management, which represents the present value of one year’s worth of payments under the agreement discounted back to June 30, 2004.

During the fiscal year ended June 30, 2004, Specialty Finance Partners received an aggregate of $62.5 million of dividends on its holdings of Series B, C and D convertible preferred stock. Of the $62.5 million, $54.1 million, $2.8 million, $2.8 million and $2.8 million was remitted by Aames Financial on December 23, 2003, December 31, 2003, March 31, 2004 and June 30, 2004, respectively. The dividends received by Specialty Finance on December 23, 2003 represented dividends accrued on Special Finance Partner’s holdings of Series B, C and D convertible preferred stock over the period from April 1, 1999 to September 30, 2003.

Certain of Aames Financial’s revolving warehouse and repurchase credit agreements and the Loan and Security Agreement prohibit Aames Financial from paying dividends unless the prohibitions are expressly waived by the lenders. While no assurances can be given, Aames Financial expects the lenders to continue to agree to waive the prohibition and Specialty Finance Partners will continue to receive approximately $2.8 million of dividends quarterly, or prorated as the case may be, prior to the effective time of this offering.

The relationship between Specialty Finance Partners and these affiliated entities is as follows: Capital Z Management has a management contract with each of Capital Z Financial Services Fund II, LP (“CZFSF II”), Capital Z Financial Services Private Fund II, LP (“CZFSPF II”) and CZI. CZFSF II is a managing partner, and CZFSPF II is a partner, of Specialty Finance Partners. Several of the owners, officers and directors of the general partner of each of CZFSF II and CZFSPF II are also owners, officers and directors of the general partner of CZI and Capital Z Management. Robert Spass is the Chairman of the Board of Directors and a Partner of Capital Z Management. Mr. Spass is also the Chairman of the Board of Directors of the ultimate general partner of CZFSF II and CZI. Equifin Capital Partners Limited is the third partner of Specialty Finance Partners. Equifin Capital Partners Limited is owned by Mani Sadeghi, Joseph Tomei and Daniel Lieber, who are employees of Capital Z Management and directors of Aames Financial. Mr. Sadeghi also owns Equifin Capital Management, which has a management advisory contract with Aames Financial. Messrs. Sadeghi and Spass will be directors of Aames Investment.

Prior to this offering, Specialty Finance Partners has received and is expected to receive the dividend payments described in “Distribution Policy.”

Certain Arrangements with Executive Officers of Aames Financial

In addition to the other agreements and arrangements described in the “Executive Compensation” section, Mr. Ronald J. Nicolas, Jr. is a party to a Change of Control Agreement with Aames Financial, effective April 23, 2001, amended and restated as of September 18, 2003. Pursuant to the agreement, in the event that Mr. Nicolas’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within one year following a Change in Control of Aames Financial (as defined in the Aames Financial 1999 Stock Option Plan, as amended), or (b) by Mr. Nicolas for any reason within six months following a Change in Control of Aames Financial, Aames Financial will continue to pay Mr. Nicolas his base salary for a period of twelve months following the date of termination of Mr. Nicolas’s employment and a pro-rated bonus under the terms under the Executive Severance Plan as if Mr. Nicolas were a member of such plan. In connection with the merger and this offering, Mr. Nicolas has indicated that he will waive all rights under this agreement and he will become a participant under Aames Financial’s Amended and Restated Executive Severance Plan.

Aames Financial currently has indemnification agreements with the named executives officers under which the named executive officers are indemnified to the fullest extent permitted by Delaware law.

Loans to Executive Officers

The following table summarizes information about a mortgage loan that was made to John F. Madden, Jr. in a prior fiscal year by Aames Financial. This loan was securitized in Aames Capital Corporation’s, a wholly-owned subsidiary of Aames Financial, Mortgage Trust 1999-1, in which Aames Financial retains a residual interest. Mr. Madden repaid this loan in July 2004.

Name and Title	Loan Origination Date	Original Principal Amount	Highest Balance During the Year Ended June 30, 2004	Current Balance as of June 30, 2004	Interest Rate
John F. Madden, Jr.	02/02/1999	$350,000	$328,567	$320,334	6.7%
Executive Vice President, General Counsel and Secretary

On August 23, 2000, Aames Financial entered into a Management Investment Agreement with A. Jay Meyerson pursuant to which Mr. Meyerson purchased 588,234 shares of Series D convertible preferred stock. Aames Financial financed the purchase of 294,117 shares of Series D convertible preferred stock with a loan to Mr. Meyerson. The loan to Mr. Meyerson is secured by the shares of Series D convertible preferred stock that Mr. Meyerson purchased. Mr. Meyerson converted 40,000 shares of this Series D convertible preferred stock into common stock and sold these shares in multiple transactions from June 4, 2003 to June 11, 2003 at prices ranging from $2.09 to $2.29 per share. The table below sets forth detailed information regarding Mr. Meyerson’s loan.

Name and Title	Loan Origination Date	Original Principal Amount	Highest Balance During the Year Ended June 30, 2004	Current Balance as of June 30, 2004	Interest Rate
A. Jay Meyerson Chief Executive Officer	08/23/2000	$249,999	$295,905	$183,140	6.5%

Concurrent Private Placement and Registration Rights

Concurrent with the closing of this offering, an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, may purchase up to 5.0 million shares of our common stock at a price equal to the public offering price in this offering less the underwriting discount. These shares are not being registered as part of this offering and will be restricted securities. In connection with the concurrent private placement, we anticipate that we will enter into a registration rights agreement which would provide the affiliate of Friedman, Billings, Ramsey & Co., Inc. purchasing in the concurrent private placement with registration rights relating to the common stock it acquires in such offering and any common stock it acquires thereafter. However, any registration of such common stock would not become effective until expiration of 180 days after the initial public offering, during which period the purchasing affiliate would agree with us not to sell its common stock unless we waive that restriction and the sales comply with applicable NASD rules. We anticipate that, under the agreement, the purchaser will have the right to require us upon request to register under the Securities Act all or any portion of the common stock covered by the agreement. We anticipate that this registration rights agreement will also provide that whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to customary exceptions and limitations, we must provide prompt notice to the purchaser and include in that registration all common stock owned by the purchaser that it requests to be included.

Credit Suisse First Boston LLC

Affiliates of Credit Suisse First Boston LLC, another of our co-managing underwriters, are the general partner and/or manager of several funds which together have an approximate 5.2% interest in Capital Z Financial Services Fund II, L.P., an affiliate of Specialty Finance Partners, Aames Financial’s largest stockholder. These affiliates’ aggregate direct interest in these funds is approximately 7.9%. Based upon Capital Z Financial Services Fund II, L.P.’s approximate 89.9% voting interest in Aames Financial, these funds have an aggregate 4.7% voting interest in Aames Financial and these affiliates of Credit Suisse First Boston LLC have an aggregate beneficial voting interest in Aames Financial of approximately 0.4%. In addition, we have had consistent relationships with affiliates of Credit Suisse First Boston LLC since 2001. We currently have a mortgage loan sale agreement through which we sell mortgage loans to DLJ Mortgage Capital, Inc. and a swap derivative agreement through which we purchase derivative securities from Credit Suisse First Boston International to hedge against interest rate fluctuations. During the fiscal year ended June 30, 2004, we sold a total of $953.9 million principal value of mortgage loans to DLJ Mortgage Capital, Inc. We expect to continue our multiple relationships with Credit Suisse First Boston LLC after this reorganization and initial public offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of Aames Investment common stock, assuming completion of the merger, this offering and the concurrent private placement, as of September 23, 2004, by:

(1)	each director,

(2)	the chief executive officer and next four most highly compensated executive officers,

(3)	all directors and executive officers as a group, and

(4)	each holder of five percent or more of Aames Investment’s common stock, immediately prior to and as of the completion of the merger and this offering.

This table gives effect to the issuance of approximately 15.5 million shares of common stock in connection with the merger, 50.5 million shares in connection with this offering and 5.0 million shares in the concurrent private placement. This table assumes directors and executive officers receive cash in connection with the redemption of Aames Financial Series E preferred stock and use 50% of the proceeds to purchase shares of Aames Investment common stock. All shares are beneficially owned by the identified person. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

Ownership percentage excludes Aames Investment restricted common stock units issued in exchange for options to purchase Aames Financial common stock in connection with the merger as Aames Investment common stock underlying such units will not be distributed within 60 days of the effective time of the merger. Ownership percentage also excludes Aames Investment restricted common stock granted under the equity incentive plan as such shares will not vest within 60 days of the effective time of the merger.

Unless otherwise indicated, the address of each person is care of Aames Investment Corporation, 350 S. Grand Avenue, 43rd Floor, Los Angeles, CA 90071.

Beneficial Owner	Number of Shares of Aames Investment Beneficially Owned		Percentage of All Shares After Offering

Specialty Finance Partners (and affiliates) 54 Thompson Street New York, New York 10012	13,985,314		19.7%

Friedman, Billings, Ramsey Group, Inc. 1001 19th Street North Arlington, Virginia 22209	5,000,000		7.0%

Dr. Jenne K. Britell	5,075		<1%

James H. Downing, Jr.	14,500		<1%

David H. Elliott	5,214		<1%

John F. Farrell, Jr.	0		0%

Barry M. Levine	18,850		<1%

Michael J. Matthews	29,000		<1%

A. Jay Meyerson	188,147		<1%

Ronald J. Nicolas, Jr.	36,250		<1%

Mani A. Sadeghi	13,985,314	(1)	19.7%

Robert A. Spass	14,100,314	(2)	19.9%

Stephen E. Wall	5,075		<1%

All executive officers and directors as a group (11 persons)	28,387,739		40.0%

(1)	Mr. Sadeghi may be deemed to beneficially own those shares of Aames Investment common stock held by Specialty Finance Partners and its affiliates by virtue of his affiliation. Mr. Sadeghi disclaims beneficial ownership of these shares.
(2)	Consists of 13,985,314 shares held by Specialty Finance Partners and 115,000 shares held by Mr. Spass. Mr. Spass may be deemed to beneficially own those shares of Aames Investment common stock held by Specialty Finance Partners and its affiliates by virtue of his affiliation. Mr. Spass disclaims beneficial ownership of the shares held by Specialty Finance Partners.

DESCRIPTION OF STOCK

The following is a summary of the material terms of the common stock. For a complete description, we refer you to the Maryland General Corporation Law, or MGCL, our charter and our bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter will provide that we may issue up to 500 million shares of common stock, par value $0.01 per share, and 160 million shares of preferred stock, par value $.01 per share. Our board, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of this offering and the concurrent private placement, 71.0 million shares of common stock and no shares of preferred stock will be issued and outstanding (assuming the underwriters do not exercise their over-allotment option and no Aames Financial common stockholders make the all-stock merger consideration election).

Maryland law generally provides that our common stockholders are not personally liable for any of our obligations solely as a result of their status as stockholders.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of stock, the holders of such common stock will possess the exclusive voting power. There will be no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of the votes entitled to be cast on the matter.

Dividends, Liquidation and Other Rights

All common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock will be entitled to receive dividends when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. They also will be entitled to share ratably in our assets legally available for distribution to our common stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of our shares and to the provisions of our charter regarding restrictions on transfer of our shares.

Holders of our common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our charter and to the power of the board of directors to classify common stock with differing voting rights, all common stock will have equal dividend, liquidation and other rights.

Power to Reclassify Shares and Issue Additional Common Stock or Preferred Stock

Our charter will authorize our board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time into one or more series, as authorized by the board of directors. Prior to issuance of shares of each class or series, the board of directors is required by the MGCL and our charter to set for each such class or series, subject to the provisions of our charter regarding the restriction on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, our board of directors could authorize the issuance of preferred stock that has priority over the common stock with respect to dividends and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise might be in their best interest. As of the closing of this offering, no preferred stock will be outstanding and we have no present plans to issue any preferred stock.

To permit us increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise, our charter will allow us to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified shares without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or might otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, our shares of stock must be beneficially owned by 100 or more persons (which generally refers to entities as well as individuals) during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of stock, including any preferred shares (after taking into account options to acquire shares) may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). In addition, although the law on the matter is unclear, a tax might be imposed on us if we hold a taxable mortgage pool and certain types of entities hold our shares.

Because our board of directors believes that it is essential for us to qualify as a REIT and that it is in our best interest to limit our exposure to taxation, the charter, subject to certain exceptions, will contain restrictions on ownership and transfer of our stock. Our charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% in value of our outstanding shares of stock. The charter will also prohibit any person from acquiring or holding, actually or constructively, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of common stock. Based on certain representations and covenants from Specialty Finance to Aames Investment. Aames Investment’s board of directors is expected to waive the ownership limits for Specialty Finance Partners and its direct and indirect owners solely with respect to (a) stock held by Specialty Finance Partners as of the initial public offering and (b) stock held or beneficially owned by Specialty Finance Partners thereafter as a result of (i) the exercise of its rights pursuant to an award of options, restricted stock or restricted stock units granted by the board of directors, or a committee thereof, to certain of its directors affiliated with Specialty Finance Partners under any incentive stock or option plan approved by the board of directors and/or the stockholders of Aames Investment or (ii) receipt of stock or options to acquire stock pursuant to such an incentive plan. However, when an individual or entity acquires or owns our stock both indirectly through a direct or indirect ownership interest in Specialty Finance Partners and also by another means (e.g., through a direct investment in our stock), then the individual or entity’s ownership of our stock will be subject to the 9.8% ownership limits in the charter, which would also take into account the amount of Aames Investment common stock held by Specialty Finance Partners attributed to the individual or entity. In addition, our charter will prohibit the following entities from directly owning our shares: the United States; any State or political subdivision thereof; any foreign government; any international organization, any agency or instrumentality of any of the foregoing; any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code, and any rural electrical or telephone cooperative.

Our charter will also prohibit any person from (a) beneficially or, to the extent applicable, constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT, and (b) transferring our shares of stock if such transfer would result in shares of our stock being owned by fewer than 100 persons.

Our board of directors, in its sole discretion, may waive or exempt a person from these limits, including in connection with an acquisition of Aames Investment. However, the board may not waive or exempt any person whose ownership of our outstanding stock would result in our failing to qualify as a REIT. The person seeking a waiver or an exemption must represent to the satisfaction of the board that it will not violate this restriction. The person also must agree that any violation or attempted violation of this restriction will result in the automatic transfer of the shares of stock causing the violation to a trust for the exclusive benefit of one or more charitable beneficiaries. The board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our status as a REIT.

Any attempted transfer of our capital stock that, if effective, would result in our stock being owned by fewer than 100 persons will be void from the outset. Any attempted transfer of our capital stock which, if effective, would result (i) in our stock being owned by fewer than 100 persons, (ii) in violation of the ownership limits discussed above or (iii) in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in the charter) prior to the date of the transfer. Shares of our common stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our common stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise, gift or other similar transaction, the Market Price at the time of the devise, gift or other similar transaction) and (ii) the Market Price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing our shares of stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of our shares of stock, including common stock, within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of stock that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the holders of our common stock or otherwise be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Mellon Investor Services.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to the MGCL, our charter and our bylaws. Copies of our charter and our bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Number of Directors; Vacancies

Our charter and bylaws will provide that the number of our directors shall be initially be one and is expected to be increased to seven in connection with the reorganization undertaken with this offering and may thereafter be increased or decreased by our board of directors as provided in our bylaws and subject to the terms and conditions of the registration rights and governance agreement that will be entered into between Aames Investment and Specialty Finance Partners and its affiliate. Our charter will provide that any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. In addition, under our bylaws and the registration rights and governance agreement, for so long as Specialty Finance Partners is entitled to designate a director nominee pursuant to the registration rights and governance agreement, Specialty Finance Partners will have the right to fill any vacancy occurring by reason of a designee of Specialty Finance Partners ceasing to be a director in accordance with the terms of the agreement.

Directors will be elected annually by a plurality of the votes cast by stockholders entitled to vote in the election of directors and serve until the next annual meeting and until their successors are elected and qualify. There is no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, subject to the rights of any other class or series of stock entitled to elect directors, the holders of a majority of the shares of common stock will be able to elect all of our directors.

Our bylaws will provide that at least a majority of our directors will be “independent,” with independence being defined in the manner established by our board of directors and in a manner consistent with listing standards established by the New York Stock Exchange, and will be nominated by our nominating and corporate governance committee, or by our stockholders in accordance with the advance notice procedures of our bylaws.

Removal of Directors

Our charter will provide that a director may be removed only with cause and upon the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. Absent removal of all of our directors, this provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits “business combinations” between a corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.

A person is not an interested stockholder if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the corporation’s then outstanding stock; and

•	two-thirds of the votes entitled to be cast by holders of the corporation’s voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Pursuant to the statute, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of the Maryland business combination statute. However, such resolution can be altered or repealed, in whole or in part, at any time by our board of directors.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or directors who are the corporation’s employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares that, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation a party to the transaction, nor does it apply to acquisitions approved by or exempted by the charter or bylaws.

Our bylaws will contain a provision exempting any and all acquisitions of our common stock from the control shares provisions of Maryland law. Nothing prevents our board of directors from amending or repealing this provision in the future.

Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by a majority of the votes entitled to be cast. Maryland law permits a corporation to merge with or into a 90% or more owned subsidiary corporation and to transfer all or substantially all of its assets to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation, in either case without a vote of its stockholders. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of our common stockholders.

Limitation of Liability and Indemnification

Our charter will limit the liability of our directors and officers to us or our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.

Our charter and bylaws obligate us to the maximum extent permitted by Maryland law, to indemnify, and to pay or reimburse reasonable expenses in advance of the final disposition to, any of our present or former directors or officers or any individual who, while a director or officer and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a director, trustee, officer, partner or otherwise. The indemnification covers any claim or liability to which that person may be subject or which that person may incur by reason of such service.

Maryland law permits us to indemnify our present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith; or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law will prohibit us from indemnifying our present and former directors and officers for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that an improper personal benefit was received, unless, in either case, a court orders indemnification and then only for expenses. In addition, Maryland law permits us and our charter and bylaws will require us to advance reasonable expenses to a director or officer upon receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by him or her or on his or her behalf to repay the amount reimbursed if the standard of conduct is not met.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Operations

We generally will be prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders are to be held each year at a date and time as specified in the bylaws and determined by our board of directors. Special meetings of stockholders may be called only by a majority of the directors then in office, by the chairman of our board of directors or our chief executive officer and must be called by our Secretary upon the written request of the holders of a majority of the common stock entitled to vote at a meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is signed by each stockholder entitled to vote on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws will provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•	by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by our board of directors; or

•	provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws will not give our board of directors the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own precatory proposal.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The business combination provisions (if the applicable board resolution is repealed) and control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the provisions of our charter on the removal of directors and the restrictions on the transfer of stock and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of our common stock or might otherwise be in their best interest. The “unsolicited takeovers” provisions of Maryland law permit our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement certain possible takeover defenses, such as a classified board or a two-thirds vote requirement for removing a director, that we may not yet have.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our board of directors. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Although our board believes that these provisions are beneficial to stockholders, the existence of these provisions also may tend to discourage open market purchases by a potential acquirer and some takeover bids. As a result, our stockholders may be deprived of opportunities to sell some or all of their shares at prices that are higher than prevailing market prices. These provisions in theory may decrease the market price of Aames Investment common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent these provisions discourage undesirable proposals, Aames Investment may be able to avoid those expenditures of time and money.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the concurrent private placement, we will have 71.0 million shares of our common stock outstanding, which includes 15.5 million shares of common stock that will be issued to Aames Financial stockholders in connection with the Aames Financial Newco merger described under “Our Structure and Formation Transaction” and 5.0 million shares issued in the concurrent private placement, but excludes shares exchangeable for restricted common stock units issued to our directors and management in connection with the merger and this offering. We will also have reserved 7,350,000 shares of common stock for issuance under our equity incentive plan and awards and grants relating to 5,798,185 of those shares will be outstanding as of the merger and this offering.

The 50.5 million shares to be sold in this offering and any shares sold upon exercise of the underwriters over-allotment option, together with the 15.5 million shares issued in our acquisition of Aames Financial will be freely tradable without restriction or further registration under the Securities Act, except for those shares of our stock issued to “affiliates” (as that term is defined in Rule 144 under the Securities Act) of ours or Aames Financial in the merger pursuant to which Aames Financial will become our subsidiary. In the Aames Financial acquisition, 88,236 of the shares will be issued to affiliates of ours or Aames Financial who may resell those shares pursuant to an effective registration statement or pursuant to Rule 145 of the Securities Act. The shares of common stock and stock options that will be issued under our equity incentive plan before this offering will be considered “restricted securities” (as defined under Rule 144) and also may only be resold pursuant to an effective registration statement or exemption from registration, such as under Rule 701. The general provisions of Rule 145 and Rule 701 are described below.

The 5.0 million shares of common stock that may be purchased in the concurrent private placement by an affiliate of Friedman, Billings, Ramsey & Co., Inc. will constitute “restricted securities” for purposes of the Securities Act. As a result, absent registration under the Securities Act or compliance with Rule 144, if available, these shares of common stock will not be freely transferable to the public.

Our executive officers, directors and Specialty Finance Partners and its affiliates holding an aggregate of 14,402,425 shares of our common stock, as well as restricted common stock units exchangeable for 1.2 million shares of our common stock, have entered into written “lock-up” agreements not to sell any common stock for 180 days after the date of this prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. See “Underwriting.”

Rule 144 and 145

A stockholder that received shares of our common stock in the Aames Financial acquisition who was an affiliate of Aames Financial at the time of the acquisition may resell those shares of our common stock in accordance with Rule 145. In addition, the affiliate of Friedman, Billings, Ramsey & Co., Inc. purchasing shares of common stock in the concurrent private placement may be able to sell those shares in compliance with Rule 144, if available. Under Rule 145, the stockholder may sell in any three-month period a number of shares that does not exceed the volume limitation of Rule 144 under the Securities Act that are described below, subject to requirements of that rule relating to the manner of sale and notice and availability of current information about us. If the stockholder is not an affiliate of ours, the shares may be sold without regard to the Rule 144 volume limitation once the stockholder has owned the shares for one year, subject only to the requirements relating to public information about us. Under Rule 144 volume limitations, sales of shares in any three-month period cannot exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors or officers prior to this offering. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes a public company, along with the shares acquired upon exercise of those options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the “lock-up” agreements described above, beginning 90 days after the date of this prospectus, may be sold by:

•	persons other than affiliates, in ordinary brokerage transactions; and

•	affiliates under Rule 144 without compliance with the one-year holding requirement.

Under the terms of the proposal from Specialty Finance Partners regarding the terms and conditions of the merger reorganization transactions, Specialty Finance Partners would receive certain registration rights pursuant to which it would be able, upon expiration of any contractual restrictions agreed to on behalf of Specialty Finance Partners, to cause us to register its shares of common stock or to have those shares included in an offering we conduct.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material federal income tax considerations relating to our taxation as a REIT, and the ownership and disposition of our common stock. Because this is a summary that is intended to address only federal income tax considerations relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax considerations for you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are:

•	a tax-exempt organization,

•	a broker-dealer,

•	a Non-U.S. Holder (as defined below),

•	a trust, estate, regulated investment company, real estate investment trust, financial institution, insurance company or S corporation,

•	subject to the alternative minimum tax provisions of the Internal Revenue Code,

•	holding the shares as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

•	holding the shares through a partnership or similar pass-through entity,

•	a person with a “functional currency” other than the U.S. dollar,

•	beneficially or constructively holding 10% or more (by vote or value) of our stock,

•	a U.S. expatriate, or

•	otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors that hold the shares as a “capital asset,” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

Mayer, Brown, Rowe & Maw LLP has rendered an opinion that this section, to the extent that it describes applicable U.S. federal income tax law, is correct in all material respects. You should be aware that the opinion is based on current law and is not binding on the Internal Revenue Service, or IRS, or any court. The IRS may challenge Mayer, Brown, Rowe & Maw LLP’s opinion, and such a challenge could be successful. You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this registration statement. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

Each prospective investor is advised to consult with his or her own tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the ownership and sale of our common stock. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our common stock and the potential changes in applicable tax laws.

Our Taxation as a REIT

General

We will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, or the Code, commencing with our first taxable year ending on December 31, 2004. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. We believe that we have been organized and we intend to operate in such a manner as to qualify for taxation as a REIT commencing with our first taxable year ending on December 31, 2004.

We have received an opinion of Mayer, Brown, Rowe & Maw LLP to the effect that, commencing with our taxable year ending December 31, 2004, we have been organized in conformity with the requirements for qualification as a REIT under the Code and that our proposed method of operation will enable us to satisfy the requirements for qualification as a REIT. It must be emphasized, however, that the opinion of Mayer, Brown, Rowe & Maw LLP is based on various assumptions related to our organization and proposed operations, and is conditioned on representations and covenants made by our management regarding our organization, assets, sources of gross income and other matters related to the conduct of our business operations.

Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or in some cases quarterly) operating results, various requirements under the Internal Revenue Code, with regard to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our shares. Mayer, Brown, Rowe & Maw LLP will not review our compliance with the requirements. Our ability to satisfy the asset and gross income tests applicable to a REIT depends, among other things, on the fair market value of our assets and the fair market value of the real estate that is collateral for our mortgage loans. Such values may not be susceptible to a precise determination. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Mayer, Brown, Rowe & Maw LLP or by us that we will so qualify for any particular year. For a discussion of the tax consequences of the failure to qualify as a REIT, see “—Failure to Qualify.”

In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our REIT taxable income that we distribute currently to stockholders. Stockholders generally will be subject to taxation on dividends that they receive, other than dividends designated capital gain dividends or “qualified dividend income,” at rates comparable to ordinary income instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its stockholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT C corporations) generally are subject to federal corporate income taxation on their income, and stockholders of regular corporations are subject to tax on any dividends that are received, although, currently, stockholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates. Accordingly, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of U.S. federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax at capital gain rates.

While we generally are not subject to corporate income taxes on income that we distribute currently to stockholders, we will be subject to U.S. federal income tax as follows.

1.  We will be taxed at regular corporate rates on any “REIT taxable income,” including any undistributed net capital gains. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2.  Under some circumstances, we may be subject to the “alternative minimum tax” due to our items of tax preference and alternative minimum tax adjustments.

3.  If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

4.  Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business.

5.  If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability.

6.  We will be subject to a 4% non-deductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the excess of the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, other than capital gains we elect to retain and pay tax on as described below, and

•	any undistributed taxable income from prior taxable years.

7.  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, will be deemed to have paid the tax that we paid on such gain, would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the U.S. stockholder in our shares by the difference between the amount of income to the stockholder resulting from the designation less the stockholder’s credit or refund for the tax paid by us.

8.  We will be subject to a 100% penalty tax on amounts received by us (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between us and a taxable REIT subsidiary of ours, as further described below, are not comparable to similar arrangements among unrelated parties.

9.  With respect to an equity interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC, the ownership of which is attributed to us or to a REIT in which we own an interest, we may be required to pay tax at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of our shares that are held by “disqualified organizations.” For a definition of “excess inclusion income” see “—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision of the thereof;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and

•	any rural electrical or telephone cooperative.

For this reason, our charter will prohibit disqualified organizations from directly owning our shares.

10.  If we acquire any assets from a non-REIT C corporation in a carry-over basis transaction, we would be liable for corporate income tax, at the highest applicable corporate rate, attributable to the “built-in gain” with respect to those assets if we disposed of those assets within 10 years after we acquired them. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. The result described herein with respect to the recognition of built-in gain assumes that the applicable C corporation will not elect out of Treasury regulations on its tax return for the year in which we acquire the asset from such corporation.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, any taxable REIT subsidiary (as further described below) in which we own an interest will be subject to federal, state and local corporate income tax on its net income.

Requirements for Qualification As a REIT

The Code defines a REIT as a corporation, trust or association—

(1)	that is managed by one or more directors or directors;

(2)	the beneficial ownership of which is evidenced by transferable stock, or by transferable stock certificates;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	of which not more than 50% in value of the outstanding shares are owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked; and

(8)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining the ownership of shares under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Internal Revenue Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that we will issue sufficient shares with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter will contain restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT.

If we comply with regulatory rules pursuant to which we are required to send annual letters to holders of our shares requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representation that we will meet at all appropriate times the stockholder ownership tests.

In addition, we must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Because we believe that we will qualify as a REIT from the time of our formation, and because we have not merged with any other entities that were non-REIT C corporations, we do not believe that we will have any undistributed earnings and profits that are attributable to a non-REIT taxable year. However, the IRS could determine otherwise. Moreover, acquisitions undertaken subsequent to the date hereof could cause us to not satisfy this requirement unless we make adequate distributions prior to the end of the year in which the acquisition occurs.

Partnerships

If we are a partner in an entity treated as a partnership for income tax purposes we will be deemed to own our proportionate share of the assets of the partnership and will be deemed to earn our proportionate share of the partnership’s income. In addition, the assets and gross income of such a partnership retain the same character in our hands for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of these partnerships is treated as our assets and items of income for purposes of applying the asset and income tests. We expect to have direct control of the entities in which we own an interest that are treated as a partnership for income tax purposes. We will operate such partnerships in a manner that is consistent with the requirements for qualification as a REIT.

Qualified REIT Subsidiaries and Other Entities

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT.

Similarly, if a REIT is a sole member of a limited liability company that does not elect to be taxable as a corporation for U.S. federal income tax purposes or some other disregarded entity, the entity will be treated as disregarded for U.S. federal income tax purpose. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary or disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the REIT qualification test. A qualified REIT subsidiary or disregarded entity of ours is not subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which we directly or indirectly own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary generally may engage in any business. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to U.S. federal income tax, and state and local income tax where applicable, as a regular C corporation. To the extent that our taxable REIT subsidiaries are required to pay taxes, they will have less cash available for distribution, and accordingly, we will have less cash available for distribution to our stockholders. If dividends are paid by one or more of our taxable REIT subsidiaries to us, then dividends from us to our stockholders who are taxed at individual rates, up to the amount of dividends we received from our taxable REIT subsidiaries, will generally be subject to tax at reduced capital gains rates, rather than tax at ordinary income rates. See “—Taxation of U.S. Holders of Our Common Stock—Distributions to Stockholders—Qualified Dividend Income.”

Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs, such as fees from the origination and/or servicing of loans, could be earned by a taxable REIT subsidiary without affecting our status as a REIT. We expect to have taxable REIT subsidiaries, including Aames Financial and it subsidiaries, through which we will conduct our loan origination and servicing activities.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to its parent REIT. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by a taxable REIT subsidiary if the economic arrangements among us and/or our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Taxable Mortgage Pools

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

Although we believe that we currently do not own any interests in any taxable mortgage pools, our future financing and securitization arrangements may give rise to us being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a taxable mortgage pool, however, special rules apply. The taxable mortgage pool is not treated as a corporation that is subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would, in general, except as described below, be limited to the stockholders of the REIT. The Treasury Department has yet to issue regulations to govern the tax treatment of stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of our income from the taxable mortgage pool arrangement, which might be non-cash accrued income or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of the residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price at the beginning of the quarter multiplied by (ii) 120 percent of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This income would nonetheless be subject to the distribution requirements that apply to us, and could therefore adversely affect our liquidity. See “—Annual Distribution Requirements Applicable to REITs.”

Moreover, our excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See “—Taxation of Non-U.S. Holders of Our Common Stock—Distributions.” Although the law on the matter is unclear, to the extent that excess inclusion income is allocated to a tax-exempt stockholder that is not subject to unrelated business income tax (such as government entities), we might be taxable on this income at the highest applicable corporate tax rate (currently 35%). While our charter prohibits our shares to be held directly by entities that might subject us to this tax, this prohibition may not ensure that this tax will not be imposed on us. The manner in which excess inclusion income would be allocated among shares of different classes of our shares or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their decision to invest in our common stock.

If a subsidiary partnership of ours, not wholly-owned by us directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for U.S. federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter our REIT income and asset test calculations, and could adversely affect our compliance with those requirements. We do not believe that we have any subsidiary partnerships that are or will become taxable mortgage pools, and we intend to monitor the structure of any taxable mortgage pools in which we have an interest to ensure that they will not adversely affect our status as a REIT. As a result, we would be precluded from selling to outside investors equity interests in our securitizations, as we have done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude us from using certain techniques to maximize our returns from securitization transactions that we have used with respect to our prior securitizations.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements, each of which is applied on an annual basis. For purposes of these tests where we invest in a partnership, limited liability company or trust taxed as a partnership or as a disregarded entity, we will be treated as receiving our share of the income and loss of the partnership, limited liability company or trust, and the gross income of such entities will retain the same character in our hands as it has in the hands of such entities. In addition, when we own 100% of a corporation that is not a taxable REIT subsidiary, we will be deemed to receive 100% of the corporation’s income. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgage loans, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”);

•	abatements and refunds of real property taxes;

•	income from the operation of, and gain from the sale of, “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property for which an election has been made;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets in which case all of the income derived from the REMIC; and

•	interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (1) dividends, (2) interest, (3) payments under certain qualifying interest rate hedging instruments and (4) gain from the sale or disposition of stock, securities, or some hedging instruments that are not dealer property.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our U.S. federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the excess amount of nonqualifying income. See “—General.”

Our income for purposes of these tests includes our allocable share of all income earned by the entities in which we own an interest that are partnerships or disregarded entities for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes. For purposes of the income tests, we will be considered to earn that portion of the income of these trusts—generally interest from mortgage loans—that corresponds to our percentage ownership in these trusts.

The income tests described above are based on our gross income. For U.S. federal income tax purposes, we will be treated as earning interest income on all of our loans that have been securitized. Although we will have a partially offsetting interest expense with respect to the interest owed on the bonds issued pursuant to the securitizations, this interest expense will not reduce the gross income that we are considered to earn for purposes of the gross income tests. The income that is analyzed for purposes of the REIT income tests generally will differ materially in amount and type from the income described or reported for financial accounting purposes.

Gross income from loan origination fees and servicing fees for loans that we are not treated as owning for U.S. federal income tax purposes is not qualifying income for purposes of either gross income test. In addition, gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests, and any gain from such sales will be subject to a 100% tax, as described below under “—Prohibited Transactions Tax.” We will monitor the amount of our non-qualifying income and we will manage our portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to us.

If the value of the real estate securing each of our loans, determined at the date of acquisition or origination, and possibly at certain other times, is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of the interest income from that loan will not be qualifying real estate income. Accordingly, in order to determine the extent to which the interest earned on our loan constitutes qualifying income for purposes of the REIT income tests, we will need to determine the value of the real estate at the time we acquire each loan, and possibly at certain other times. Although we will seek to be prudent in making these determinations, there can be no assurances that the IRS might not disagree with our determinations and assert that a lower value is applicable, which could negatively impact our ability to qualify as a REIT. These considerations also might restrict the types of loans that we can make in the future. In addition, the need to comply with those requirements may cause us to acquire other assets that qualify as real estate assets (for example, interests in other mortgage loan portfolios) that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

Dividends.    Any dividends we receive from a taxable REIT subsidiary or from other corporations (other than REITs) in which we own an interest will constitute qualifying income for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from those entities to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends we receive from REITs will be qualifying income for purposes of both gross income tests.

Interest.    The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Although we do not expect this to occur, if a loan contains a provision that entitles us to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, except to the extent such gain would have been treated (in the hands of the REIT) as gain from property that the REIT held primarily for sale to customers in the ordinary course of its trade or business. See “—Prohibited Transaction Tax.”

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire or fund the origination of the loan and possibly at certain other times, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that we receive from our mortgage-related assets generally is qualifying income for purposes of both gross income tests. It also is possible, although unlikely, that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests unless the borrower leases substantially all of its interest in the property to tenants and the rental income derived by the borrower would qualify as rents from real property if it had been earned directly by the REIT.

Fee Income.    We may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by income or profits. Therefore, commitment fees will generally be qualifying income for purposes of the income tests. Other fees, such as fees received for loans that we do not own for federal income tax purposes and origination fees, are not qualifying income for purposes of either income test. If these fees are earned by a taxable REIT subsidiary of ours, then the income from these services will not be included for purposes of our income tests. As a result, in the future we plan to have Aames Financial or another taxable REIT subsidiary perform activities that would yield such non-qualifying income. See “—Taxable REIT Subsidiaries.”

Rents from Real Property.    We currently do not own any real property, but we may acquire real property or an interest therein in the future. To the extent that we acquire real property or an interest therein, rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents we receive from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as “rents from real property” for purposes of the gross income tests, we are only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

Hedging Transactions.    From time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or to the extent that only a portion of our mortgage loans is secured by “real estate assets” or in other situations, the income from those transactions are not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions Tax

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of its business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold primarily for sale to customers in the ordinary course of a trade or business.

If we were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, REMICs are not a viable option for us to securitize our mortgage loans, and we generally must use other mechanisms in which we are able to securitize the loans without being treated as having sold the loans. Therefore, we have limitations on our flexibility regarding the manner in which we may securitize the loans. Those limitations, however, do not apply to our taxable REIT subsidiaries, such as Aames Financial. Aames Financial may securitize loans using a REMIC structure.

Foreclosure Property

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. If property is not eligible for the election to be treated as foreclosure property (“ineligible property”) because, for example, the related loan was acquired by the REIT at the time when default was imminent or anticipated, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

We may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules would affect the implications of a decision by us to foreclose on a particular mortgage loan and may affect whether we will choose to foreclose with regard to a particular mortgage loan.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

1.	At least 75% of the value of our total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs;

•	cash and cash items;

•	government securities;

•	investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the U.S. federal income tax laws, determined as if we held such assets directly, we will be treated as holding directly our proportionate share of the assets of such REMIC.

2.	Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class described in paragraph 1 above.

3.	Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

4.	Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, we may not own more than 10% of any one issuer’s outstanding voting securities.

5.	Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” safe harbor discussed below.

6.	Not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

As discussed above, our assets for purposes of these tests include our allocable share of all assets held by the entities in which we own an interest that are partnerships or disregarded entities (including qualified REIT subsidiaries) for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes.

The asset tests described above are based on our total assets. For U.S. federal income tax purposes, we will be treated as owning both the loans we hold directly and the loans that we have securitized. Although we will have a partially offsetting obligation with respect to the bonds issued pursuant to the securitizations, these offsetting obligations will not reduce the total assets we are considered to own for purposes of the asset tests. Because prior securitizations of Aames Investment’s loans have been treated as sales for financial accounting purposes, only the net assets retained from such financings are reflected in Aames Financial’s financial statements. Accordingly, our assets for purposes of the REIT asset tests generally will differ materially in amount and type from our assets otherwise described or reported for financial accounting purposes.

As discussed above, debt we hold in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor and either (i) the issuer is an individual, (ii) the only securities of the issuer that we hold are straight debt, or (iii) if the issuer is a partnership, we hold at least a 20% profits interest in the partnership. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors.

We believe that a substantially all of the mortgage loans that we are considered to own for purposes of these rules are qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the U.S. federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that we own debt securities that are not secured by mortgages on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test. We will monitor the status of our assets for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort.

In this regard, to determine our compliance with these requirements, we will need to estimate the value of the real estate securing our mortgage loans at various times. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable, in which case we might not satisfy the 75% asset test and would fail to qualify as a REIT.

After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If we fail to satisfy an asset test because we acquire securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. Although we intend to take steps to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests, we cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we would fail to qualify as a REIT.

We currently believe that the securities and other assets that we expect to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support our conclusions as to the value of our assets and securities, or in many cases, the real estate collateral for the mortgage loans that we hold. Moreover, values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our interest in securities and other assets will not cause a violation of the asset tests applicable to REITs. In rendering its opinion as to our qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on our representations with respect to the value of our securities and assets and our conclusion that we satisfy each of the asset tests.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, we generally must make distributions (other than capital gain dividends) to our stockholders in an amount at least equal to:

1.	the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of our net income after tax, if any, from foreclosure property, minus

2.	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to the dividend paid deduction and our net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration, provided such payment is made during the twelve-month period following the close of each year. These distributions are taxable to our stockholders, other than tax-exempt entities, in the year which paid. This is so even though the distributions relate to prior years for purposes of our 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

Furthermore, we will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which U.S. federal income tax was paid if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit or refund for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including the receipt of distributions from subsidiaries, and (b) the inclusion of items of income by us for U.S. federal income tax purposes. Other potential sources of non-cash taxable income include loans and securities that are financed through securitization structures, which require some or all of the available interest income from these assets to be used to repay principal on these borrowings; loans or mortgage backed securities held by us as assets that are issued at a discount and require the accrual of taxable income in advance the receipt of the related cash flow; loans on which the borrower is permitted to defer payments of interest; and distressed loans on which we may be required to accrue interest or discount income even though the borrower is unable to make current or past due service servicing payments. In the event that such timing differences occur, and in other circumstances, it might be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, our own debt securities).

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding common stock.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify as a REIT, we will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible by us. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We cannot state whether in all circumstances we would be entitled to this statutory relief.

Taxation of U.S. Holders of Our Common Stock

U.S. Holder

As used in the remainder of this discussion, the term “U.S. holder” means a holder of our common stock that is for United States federal income tax purposes:

1.	a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

2.	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state or the District of Columbia;

3.	an estate the income of which is subject to United States federal income taxation regardless of its source; or

4.	in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person.

A Non-U.S. holder is a beneficial owner of our shares that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock (or options to acquire our stock), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holding such shares or options, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

Distributions to Taxable Stockholders

General.    As long as we qualify as a REIT, distributions made to taxable U.S. holders of our common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taxable to our taxable U.S. holders as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits would be allocated first to distributions with respect to the preferred stock, if any, and then to the common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. To the extent that distributions exceed the adjusted basis of a U.S. holder’s shares, the distributions will be taxable as capital gains, assuming the shares are a capital asset in the hands of the U.S. holder.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends.    We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. holders of our shares as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their shares. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to our stockholders.

We must classify portions of our designated capital gain dividend into the following categories:

1.	a 15% gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 15%; or

2.	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Instead of paying capital gain dividends, we may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net long term capital gains. If we make such an election, we will pay tax on our retained long-term capital gains, and U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. holder of our shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits and the earnings and profits of our corporate stockholders will be adjusted appropriately.

Qualified Dividend Income.    Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to a non-corporate taxpayer, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations (including any taxable REIT subsidiaries in which we own an interest), our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in-gain asset from the immediately preceding year (reduced by any U.S. federal income taxes that we paid with respect to such REIT taxable income and built-in gain.)

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. For example, the dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply in order to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the shares on which the dividend is paid, and special rules with regard to the dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, a stockholder will have to meet certain other requirements in order to treat the dividend as qualified dividend income to the stockholder. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to meet certain holding period requirements with respect to our stock.

Other Tax Considerations.    Distributions made by us and gain arising from the sale or exchange by a U.S. holder of our shares will not be treated as passive activity income, and as a result, U.S. holders of our shares generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. holder of our shares may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. U.S. holders of our shares may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

If “excess inclusion income” from a REMIC is allocated to any U.S. holder, which will generally occur to the extent we have excess inclusion income that exceeds our undistributed REIT taxable income in a particular year, this income will be taxable to the U.S. holder and could not be offset by any net operating losses of the U.S. holder that would otherwise be available. Under Treasury regulations that have not been issued, “excess inclusion income” from a taxable mortgage pool may be treated in a similar manner. See “—Our Taxation as a REIT—Taxable Mortgage Pools.”

Sales of Our Common Stock.    Upon any taxable sale or other disposition of our common stock, a U.S. holder of our common stock will recognize gain or loss for U.S. federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. A U.S. holder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT common stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are advised to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our shares.

In general, any loss recognized upon a sale or exchange of our common stock by a U.S. holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that were required to be treated by such U.S. holder as long-term capital gains.

Taxation of Non-U.S. Holders of Our Common Stock

Distributions

Distributions by us to a non-U.S. holder of our common stock that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S holder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income. Excess inclusion income will generally be allocated to our stockholders to the extent we have “excess inclusion income” that exceeds our REIT taxable income in a particular year. See “—Our Taxation as a REIT—Taxable Mortgage Pools.” Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deduction, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, an are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. We expect to withhold U.S. income tax at the rate of 30% on on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate is filed with us; or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal in come tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its shares, the tax treatment of which is described below. See “—Sale of Our Common Stock.”

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are properly designated by us as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common stock is effectively connected with the non-U.S. holder’s trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a “tax home” in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation. It is anticipated that Aames Investment will not generate material amounts of such gain.

We will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. holder that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld, which or individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their United States federal income tax liability resulting from their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by us were to exceed their actual United States federal income tax liability.

Sale of Our Common Stock

Gain recognized by a non-U.S. holder upon the sale or exchange of our shares generally would not be subject to United States taxation unless:

•	the investment in our common stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holder with respect to any gain;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a tax home in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Our common stock will not constitute a United States real property interest if we either are not a U.S. real property holding corporation or we are a domestically-controlled REIT. Whether we are a U.S. real property holding corporation will depend upon whether the fair market value of U.S. real property interests owned by us equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and our other trade and business assets. Interests that we hold solely as a creditor will not be treated as U.S. real property interests held by us. Because we currently expect that our assets will consist primarily of mortgage loans that provide for fixed payments of interest not contingent on the revenues or profits of the borrowers, we currently do not expect that our assets will cause us to be considered a U.S. real property holding corporation. In any event, there can be no assurance, however, that future changes in our business might not cause us to be considered to be a U.S. property holding corporation. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our shares is held directly or indirectly by non-U.S. holders. Because our common stock will be publicly traded, we cannot guarantee that we will be a domestically-controlled REIT.

Even if we are a U.S. real property holding corporation and do not qualify as a domestically-controlled REIT at the time a non-U.S. holder sells our common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

•	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

•	the selling non-U.S. holder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Taxation of Tax-Exempt Holders

Provided that a tax-exempt holder has not held its common stock as “debt financed property” within the meaning of the Internal Revenue Code and our stock is not being used in an unrelated trade or business, the dividend and interest income from us generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of our common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business. A tax-exempt stockholder’s share of any excess inclusion income that we recognize may be subject to tax as UBTI. Excess inclusion income will generally be allocated to our stockholders to the extent we have excess inclusion income that we recognize that exceeds our undistributed REIT taxable income in a particular year. See “—Our Taxation as a REIT—Taxable Mortgage Pools.”

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a “pension held REIT” if it meets the following two tests:

1.	it would not have qualified as a REIT but for Section 856(h)(3) of the Internal Revenue Code, which provides that shares owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

2.	either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

We report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s federal income tax liability.

Applicable Treasury regulations provide presumptions regarding the status of a holder of our common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

A portion of our income may be earned through taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal and state income tax at applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct payments made to us. To the extent that we and our taxable REIT subsidiaries are required to pay federal, state and local taxes, we will have less cash available for distribution to our stockholders.

Recent Legislation

On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 which, among other things, amends certain rules relating to REITs. The legislation includes the following changes:

•	As discussed above under “Taxation of Aames Investment as a REIT—Asset Tests,” Aames Investment may not own more than 10% by vote or value of any one issuer’s securities and not more than 5% of the value of its assets may be represented by the securities of one issuer (except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described under “Taxation of Aames Investment as a REIT—Asset Tests”). If Aames Investment fails to meet this test at the end of any quarter and such failure is not cured within 30 days thereafter, Aames Investment would fail to qualify as a REIT. Under the legislation, after the 30 day cure period, a REIT could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. For violations due to reasonable cause and not willful neglect that are larger than this amount, the legislation permits the REIT to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The legislation expands the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed above.

•	The legislation also changes the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described above under “Taxation of Aames Investment as a REIT—Income Tests” and makes certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The legislation provides additional relief in the event that Aames Investment violates a provision of the Code that would result in its failure to qualify as a REIT if (i) the violation is due to reasonable cause and not willful neglect, (ii) Aames Investment pays a penalty of $50,000 for each failure to satisfy the provision, and (iii) the violation does not include a violation described in the first and third bullet points above.

•	As discussed above under the heading “Taxation of Non-U.S. Holders of Aames Investment Common Stock—Distributions,” Aames Investment is required to withhold 35% of any distribution to non-U.S. holders that is designated as a capital gain dividend or, if greater, 35% of a distribution to non-U.S. holders that could have been designated as a capital gain dividend. The legislation eliminates this 35% withholding tax on any capital gain dividend with respect to any class of stock which is regularly traded on an established securities market located in the United States if the non-U.S. holder did not own more than 5% of such class of stock at any time during the taxable year. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above under “Taxation of Non-U.S. Holders of Aames Investment Common Stock—Distributions.”

The foregoing is a non-exhaustive list of changes that have been made by the legislation. The provisions contained in this legislation relating to expansion of the straight debt safe harbor apply to taxable years beginning after December 31, 2000, and the remaining provisions described above generally apply to taxable years beginning after the date the legislation was enacted.

UNDERWRITING

We are offering our common stock described in this prospectus through a number of underwriters. Friedman, Billings, Ramsey & Co., Inc. is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, on a firm commitment basis, the number of common stock listed next to its name in the following table:

Underwriter	No. of Shares
Friedman, Billings, Ramsey & Co., Inc.
Credit Suisse First Boston LLC
Flagstone Securities, LLC

50,500,000

The underwriters are obligated to take and pay for all of our common stock offered if any of the shares of common stock are taken.

The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $             per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $             per share to selected other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our shares of common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have granted the underwriters an option, exercisable in one or more installments for 30 days after the date of this prospectus, to purchase up to 7,575,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The following table shows the amount per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares to cover over-allotments.

	No Exercise(1)	Full Exercise(1)
Per share
Total

(1)	Does not include an indeterminate amount attributable to the participation of the affiliate of Friedman, Billings, Ramsey & Co., Inc. in the concurrent private placement, which may be deemed to be underwriting compensation within the meaning of NASD Rule 2710.

We estimate that the total expenses of this offering to be paid by us, not including the underwriting discount, will be approximately $5.0 million.

On January 15, 2004, we entered into an engagement letter agreement with Friedman, Billings, Ramsey & Co., Inc. pursuant to which Friedman, Billings, Ramsey & Co., Inc. agreed to act sole lead underwriter for this offering. We have also agreed to reimburse the underwriters for certain expenses in connection with this offering, which we estimate to be approximately $            . In addition, until one year after the completion of this offering, we have agreed to appoint Friedman, Billings, Ramsey & Co., Inc. to act as lead underwriter or placement agent in connection with any public offering of our equity securities, subject to certain exceptions. We have agreed to compensate Friedman, Billings, Ramsey & Co., Inc. to the extent we engage in such transactions based on compensation customarily paid to financial advisors, underwriters or placement agents in similar transactions. We also agreed to indemnify and hold harmless Friedman, Billings, Ramsey & Co., Inc. and its directors, officers and various other persons from any liabilities incurred by those persons as a result of performing services on our behalf, except for liabilities incurred by Friedman, Billings, Ramsey & Co., Inc. that are found by a judgment of a court to have resulted directly from Friedman, Billings, Ramsey & Co., Inc.’s willful misconduct or gross negligence.

Each of our officers, directors and Specialty Finance Partners and its affiliates has agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell any common stock or any securities convertible into or exchangeable for common stock owned by them without the prior written consent of the representative. We have also agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell or issue any common stock or any securities convertible into or exchangeable for our common stock, or file any registration statement with the Securities and Exchange Commission (except a registration statement on Form S-8 relating to our equity incentive plan), without the prior written consent of the representative, except that we may make grants of options or restricted shares under our 2004 equity incentive plan and issue shares upon exercise of those options and we may issue common stock or securities convertible into or exchangeable for common stock in connection with acquisitions of real property and acquisitions or originations of loans with respect to real property. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

We intend to apply to list out shares of common stock on the New York Stock Exchange under the symbol “AIC.” In order to meet one of the requirements for listing the shares of common stock on the New York Stock Exchange, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders and for there to be at least one million publicly held shares outstanding in the United States and an aggregate market value of publicly held shares of at least $60 million in the United States. There can be no assurance that we will maintain our listing on the New York Stock Exchange.

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, the underwriters will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

The representative has advised us that the underwriters do not confirm sales to accounts over which they exercise discretionary authority.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The primary factors to be considered in determining the initial public offering price include:

•	the economic conditions in and future prospects for the industry in which we compete;

•	our past and present operating performance and financial condition;

•	our prospects for future earnings;

•	an assessment of our management;

•	the present state of our development;

•	the prevailing conditions of the equity securities markets at the time of this offering; and

•	current market valuations of publicly traded companies considered comparable to our company.

At our request, the underwriters have reserved up to 1% of the common stock being offered by this prospectus for sale to our directors, employees, business associates, which may include affiliates of Specialty Finance Partners, Aames Financial’s largest stockholder, and related persons at the public offering price. The sales will be made by the representative through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common stock offered. Any directors, employees or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 180 days after the date of this prospectus.

Affiliates of Credit Suisse First Boston LLC, one of our co-managing underwriters, are the general partner and/or manager of several funds which together have an approximate 5.2% interest in Capital Z Financial Services Fund II, L.P., an affiliate of Specialty Finance Partners, Aames Financial’s largest stockholder. These affiliates’ aggregate direct interest in these funds is approximately 7.9%. Based upon Capital Z Financial Services Fund II, L.P.’s approximate 89.9% voting interest in Aames Financial, these funds have an aggregate 4.7% voting interest in Aames Financial and these affiliates of Credit Suisse First Boston LLC have an aggregate beneficial voting interest in Aames Financial of approximately 0.4%. In addition, we have had consistent relationships with affiliates of Credit Suisse First Boston LLC since 2001. We currently have a mortgage loan sale agreement through which we sell mortgage loans to DLJ Mortgage Capital Inc. and a swap derivative agreement through which we purchase derivative securities from Credit Suisse First Boston International to hedge against interest rate fluctuations. During the fiscal year ended June 30, 2004, we sold a total of $953.9 million principal value of mortgage loans to DLJ Mortgage Capital Inc. We expect to continue our multiple relationships with Credit Suisse First Boston LLC after this reorganization and initial public offering.

Although we do not currently anticipate that any portion of the net proceeds of this offering will be paid directly to Credit Suisse First Boston LLC, we expect that the funds managed by affiliates of Credit Suisse First Boston LLC could receive approximately $7.3 million in cash from Specialty Finance Partners, if Specialty Finance Partners distributes the cash proceeds it receives in the reorganization to its investors. Based upon Credit Suisse First Boston LLC’s approximate 7.9% direct interest in these funds, Credit Suisse First Boston LLC could receive approximately $514,660 of this amount. Additionally, in implementing our hedging strategy going forward, it is possible that we could use a portion of the net proceeds from this offering to purchase derivative securities from Credit Suisse First Boston International under our swap derivative agreements. In addition, the underwriters or their affiliates may provide us with certain commercial banking, financial advisory and investment banking services in the future, for which they would receive customary compensation.

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by the underwriters and selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriters or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Venable LLP. In addition, the description of Material United States Federal Income Tax Considerations under the heading “Material United States Federal Income Tax Considerations” is based upon the opinion of Mayer, Brown, Rowe & Maw LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of Aames Financial Corporation as of June 30, 2004 and 2003, and for each of the three years in the period ended June 30, 2004, and the financial statements of Aames Investment Corporation as of June 30, 2004 and for the period from February 27, 2004 (inception) through June 30, 2004 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Aames Investment has filed with the Securities and Exchange Commission a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the common stock proposed to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to Aames Investment and the common stock proposed to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Copies of such material also can be obtained at prescribed rates by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Securities and Exchange Commission’s toll-free number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Securities and Exchange Commission.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and will file periodic reports and proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Subsequent to this offering, Aames Financial will no longer be subject to the information and reporting requirements of the Securities and Exchange Act. You may access Aames Financial filings made before this offering with the Securities and Exchange Commission through the channels described above.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders

Aames Financial Corporation

We have audited the accompanying consolidated balance sheets of Aames Financial Corporation and subsidiaries (the Company) as of June 30, 2004 and 2003 and the related consolidated income statements, statements of changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aames Financial Corporation and subsidiaries as of June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

August 31, 2004

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30,
	2004	2003
ASSETS
Cash and cash equivalents	$22,867	$23,860
Loans held for sale, at lower of cost or market	1,012,165	406,877
Advances and other receivables, net	23,767	41,315
Residual interests, at estimated fair value	44,120	129,232
Deferred income taxes	21,885	—
Mortgage servicing rights, net	—	220
Equipment and improvements, net	8,708	8,928
Prepaid and other	17,660	17,456

Total assets	$1,151,172	$627,888

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$78,283	$138,512
Revolving warehouse and repurchase facilities	886,433	343,675
Accounts payable and accrued expenses	54,038	38,420
Accrued dividends on convertible preferred stock	—	51,232
Income taxes payable	1,807	3,075

Total liabilities	1,020,561	574,914

Commitments and contingencies (Note 13)
Stockholders’ equity:
Series A Preferred Stock, par value $0.001 per share; 500,000 shares authorized; none outstanding	—	—
Series B Convertible Preferred Stock, par value $0.001 per share; 29,704,000 shares authorized; 26,704,000 shares outstanding	27	27
Series C Convertible Preferred Stock, par value $0.001 per share; 34,500,000 shares authorized; 19,788,000 and 20,186,000 shares outstanding	20	20
Series D Convertible Preferred Stock, par value $0.001 per share; 108,566,000 shares authorized; 59,920,000 and 60,020,000 shares outstanding	60	60
Series E Preferred Stock, par value $0.001 per share; 26,700,000 shares authorized at June 30, 2004; none authorized at June 30, 2003; none outstanding	—	—
Common Stock, par value $0.001 per share; 400,000,000 shares authorized; 7,171,000 and 6,482,000 shares outstanding	7	7
Additional paid-in capital	418,095	418,118
Retained deficit	(287,598)	(365,258)

Total stockholders’ equity	130,611	52,974

Total liabilities and stockholders’ equity	$1,151,172	$627,888

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share data)

	Years Ended June 30,
	2004	2003	2002
Interest income	$69,446	$69,186	$83,161
Interest expense	26,227	35,119	41,895

Net interest income	43,219	34,067	41,266
Other income:
Gain on sale of loans	208,447	135,573	95,530
Origination fees, net	53,354	53,198	55,986
Loan servicing	7,829	8,896	12,462

Total other income	269,630	197,667	163,978

Net interest income and other income	312,849	231,734	205,244
Operating expenses:
Personnel	160,169	131,608	114,800
Production	35,113	25,849	21,322
General and administrative	44,527	43,738	34,489
Write-down of residual interests	—	34,923	27,000

Total operating expenses	239,809	236,118	197,611
Nonoperating income:
Debt extinguishment income—Capital Z	—	24,970	—
Debt extinguishment income—others	—	6,741	—

Total nonoperating income	—	31,711	—

Income before income taxes	73,040	27,327	7,633
Provision (benefit) for income taxes	(17,674)	(1,839)	3,087

Net income	$90,714	$29,166	$4,546

Net income (loss) to common stockholders:
Basic	$77,660	$15,697	$(9,242)

Diluted	$92,804	$29,166	$(9,242)

Net income (loss) per common share:
Basic	$11.02	$2.39	$(1.45)

Diluted	$0.89	$0.30	$(1.45)

Dividends per common share	$—	$—	$—

Weighted average number of common shares outstanding:
Basic	7,049	6,558	6,394

Diluted	104,364	96,053	6,394

Pro forma basic and diluted net income per common share (unaudited):
Net income to common stockholders:
Basic	$90,714	NA	NA

Diluted	$90,714	NA	NA

Net income per common share:
Basic	$2.79	NA	NA

Diluted	$2.79	NA	NA

Weighted average number of common shares outstanding:
Basic	32,515	NA	NA

Diluted	32,515	NA	NA

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Series B Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
At June 30, 2001	$27	$20	$59	$6	$417,486	$(371,713)	$45,885
Issuance of Series D Convertible Preferred Stock	—	—	1	—	541	—	542
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,788)	(13,788)
Net income		—	—	—	—	4,546	4,546

At June 30, 2002	27	20	60	6	418,027	(380,955)	37,185

Exercise of common stock options	—	—	—	1	91	—	92
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,469)	(13,469)
Net income	—	—	—	—	—	29,166	29,166

At June 30, 2003	27	20	60	7	418,118	(365,258)	52,974

Exercise of common stock options	—	—	—	—	123	—	123
Cancellation of Stock	—	—	—	—	(146)	—	(146)
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,054)	(13,054)
Net income	—	—	—	—	—	90,714	90,714

At June 30, 2004	$27	$20	$60	$7	$418,095	$(287,598)	$130,611

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended June 30,
	2004	2003	2002
Operating activities:
Net income	$90,714	$29,166	$4,546
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,125	4,132	4,332
Write-down of residual interests	—	34,923	27,000
Accretion of residual interests	(4,357)	(16,558)	(32,457)
Deferred income taxes	(21,885)	—	—
Mortgage servicing rights amortized	220	2,700	3,625
Debt extinguishment income	—	(31,711)	—
Changes in assets and liabilities:
Loans held for sale originated or purchased	(6,988,994)	(4,446,180)	(3,242,509)
Proceeds from sale of loans held for sale	6,383,706	4,501,371	3,197,605
(Increase) decrease in:
Advances and other receivables, net	17,398	19,961	9,776
Residual interests	89,469	49,700	45,998
Prepaid and other	(204)	(2,746)	(571)
Increase (decrease) in:
Accounts payable and accrued expenses	15,618	2,415	(8,380)
Income taxes payable	(1,268)	(5,481)	425

Net cash provided by (used in) operating activities	(415,458)	141,692	9,390

Investing activities:
Purchases of equipment and improvements	(3,905)	(2,124)	(4,192)

Financing activities:
Net proceeds from issuance of Series D Convertible Preferred Stock	—	—	542
Proceeds from exercise of Common Stock options	127	92	—
Reduction in borrowings	(60,229)	(93,747)	(5,750)
Payment of preferred stock dividends	(64,286)	—	—
Net proceeds from (reductions in) revolving warehouse and repurchase facilities	542,758	(39,444)	(10,182)

Net cash provided by (used in) financing activities	418,370	(133,099)	(15,390)

Net increase (decrease) in cash and cash equivalents	(993)	6,469	(10,192)
Cash and cash equivalents at beginning of period	23,860	17,391	27,583

Cash and cash equivalents at end of period	$22,867	$23,860	$17,391

Supplemental disclosures:
Interest paid	$20,463	$33,491	$37,979
Income taxes paid	$6,309	$3,645	$2,626

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

General

Aames Financial Corporation (the “Company” or “Aames”) operates in a single industry segment as a consumer finance company primarily engaged, through its subsidiaries, in the business of originating, selling and servicing mortgage loans collateralized by single family residences. The Company’s principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized loan products or credit histories that may limit such borrowers’ access to credit. Mortgage loans originated by the Company are extended on the basis of the equity in the borrower’s property and the creditworthiness of the borrower.

On March 24, 2004, Aames Investment Corporation, a wholly-owned subsidiary of the Company, filed with the United States Securities and Exchange Commission a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus which constitutes a part of the Form S-4, and a preliminary registration statement on Form S-11 in connection with the Company’s proposed conversion into a real estate investment trust, or REIT, and initial public offering.

No assurances can be made that the Company will successfully convert into a REIT and that it will complete the initial public offering. However, if the Company converts to a REIT and completes the initial public offering, current Company stockholders will become stockholders of Aames Investment Corporation and no longer be stockholders of the Company.

The following table sets forth the number of the Company’s retail branches, National Loan Centers and wholesale regional operations centers at June 30, 2004 and 2003:

	June 30,
Production channel	2004	2003
Retail branches and National Loan Centers	99	93
Regional wholesale operations centers	5	4

The following table sets forth for volume of loans originated by the Company during the periods presented (in thousands):

	During the Year Ended June 30,
	2004	2003
Retail	$2,400,493	$1,795,447
Wholesale	4,588,501	2,650,733

Total	$6,988,994	$4,446,180

The following table sets forth the aggregate outstanding balance of mortgage loans serviced by the Company at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Mortgage loans serviced:
On an interim basis	$2,057,835	$910,671
In securitization trusts serviced in-house	229,308	741,132
In securitization trusts serviced by others	53,885	87,829

	$2,341,028	$1,739,632

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans serviced for the Company by others are serviced by an unaffiliated subservicer under a subservicing agreement.

At June 30, 2004, Specialty Finance Partners (“SFP”), a partnership controlled by Capital Z Financial Services Fund, II, L.P., a Bermuda partnership (together with SFP, “Capital Z”) owned preferred stock representing 42.3% of the Company’s combined voting power in the election of directors and approximately 90.0% of the combined voting power in all matters other than the election of directors. Representatives or nominees of Capital Z have five seats on the Board of Directors, and as current members’ terms expire, Capital Z has the continuing right to appoint and elect four directors and nominate one additional director. As a result of its beneficial ownership and Board representation, Capital Z has, and will continue to have, sufficient power to determine the Company’s direction and policies.

Principles of Accounting and Consolidation

The consolidated financial statements of the Company include the accounts of Aames and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of no more than three months to be cash equivalents.

Loans Held for Sale

Loans held for sale are mortgage loans the Company plans to securitize or sell as whole loans and are carried at the lower of aggregate cost or market value. Market value is determined by current investor yield requirements.

The Company maintains a valuation account for certain loans held for sale that are severely delinquent, have significant collateral deficiencies or have other attributes that reduce their sale potential. The valuation account is netted against loans held for sale.

Advances and Other Receivables

Advances and other receivables consists primarily of interest and servicing advances to securitization trusts. Advances and other receivables also includes cash distributions receivable from securitization trusts, servicing and miscellaneous fees receivable, accrued interest and other miscellaneous receivables.

In its capacity as servicer of loans in the securitization trusts, the Company is required to advance the interest due to the bondholders of the securitization trusts when delinquent borrowers fail to make timely payments on their mortgage loans. The Company is also required to advance to the securitization trusts foreclosure-related expenses, delinquent real estate taxes and property insurance on mortgage loans in the securitization trusts. In its capacity as servicer of the loans in the securitization trusts, the Company is not required to make advances which would not be expected to be recoverable from the securitization trusts. The

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company records interest advances and servicing advances as accounts receivable on its consolidated balance sheets at the time the cash advance is made and until recovered. The Company, as servicer, is entitled to recover these advances from regular monthly cash flows from the securitization trusts, including monthly payments, loan pay-offs and liquidation proceeds from the sale of real estate collateral underlying the mortgage loan if the properties are foreclosed upon and sold. The Company periodically evaluates the realizability of its interest and servicing advances and other accounts receivable, and charges income for amounts deemed uncollectible. As a means of improving its liquidity, the Company has, from time to time, entered into agreements with unaffiliated third parties pursuant to which they made certain, but not all, of the servicing advances directly to the securitization trusts. Additionally, as a means of recovering interest and servicing advances made by the Company prior to the time borrowers remit their payments or the mortgaged property is foreclosed upon and sold, from time to time, the Company may sell its interest and servicing advances.

Equipment and Improvements, Net

Equipment and improvements, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are being recorded utilizing straight-line and accelerated methods over the following estimated useful lives:

Computer hardware	Five years
Furniture and fixtures	Five to seven years
Computer software	Three years
Leasehold improvements	Lower of life of lease or asset

Revenue Recognition

The Company depends on its ability to sell mortgage loans in the secondary markets, as market conditions allow, to generate cash proceeds to pay down its revolving warehouse and repurchase facilities and fund new originations and purchases. The ability of the Company to sell loans in the secondary market on acceptable terms is essential for the continuation of the Company’s loan origination and purchase operations.

The Company records a sale of mortgage loans and the resulting gain on sale of loans when it surrenders control over the loans to a buyer (the “transferee”). Control is surrendered when (i) the loans are isolated from the Company, put presumptively beyond the reach of the Company and its creditors, even in a bankruptcy or other receivership, (ii) either the transferee has the unconstrained right to pledge or exchange the loans or the transferee is a qualifying special purpose entity and the beneficial interest holders in the qualifying special purpose entity have the unconstrained right to pledge or exchange the beneficial interests, and (iii) the Company does not maintain effective control over the loans through an agreement that entitles and obligates the Company to repurchase or redeem the loans before their maturity or through an agreement that unilaterally entitles the Company to repurchase or redeem the loans.

The Company sells its mortgage loans in whole loan sale transactions on a cash basis. In whole loan sale transactions, the buyer acquires all future rights (including mortgage servicing rights) to the loans, without recourse to the Company except for standard representations and warranties. Gains and losses on whole loan sales are recognized when the Company surrenders control over the loans (generally on the settlement date) based upon the difference between the proceeds received and the net carrying amount of the loans.

In a securitization, the Company conveys loans to a separate entity (such as a trust) in exchange for cash proceeds and a residual interest in the trust. The cash proceeds are raised through an offering of pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

bonds. The non-cash gain on sale of loans represents the difference between the proceeds (including premiums) from the sale, net of related transaction costs, and the allocated carrying amount of the loans sold. The allocated carrying amount is determined by allocating the original cost basis amount of loans (including premiums paid on loans originated) between the portion sold and any retained interests (residual interests), based on their relative fair values at the date of transfer. The residual interests represent, over the estimated life of the loans, the present value of the estimated future cash flows based upon the expected timing that the estimated future cash flows would be released from the securitization trusts to the Company, i.e., the “cash out” method for residual interest valuation. These cash flows are determined by the excess of the weighted average coupon on each pool of loans sold over the sum of the interest rate paid to investors, the contractual servicing fee, a monoline insurance fee, if any, and an estimate for credit losses. Each agreement that the Company has entered into in connection with its securitizations requires the overcollateralization of the trust that may initially be funded by cash deposited by the Company. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

The Company determines the present value of the cash flows at the time each securitization transaction closes using certain estimates made by management at the time the mortgage loans are sold. These estimates include: (i) a future rate of prepayment; (ii) credit losses; and (iii) a discount rate used to calculate present value. The future cash flows represent management’s best estimate. Management monitors performance of the loans and changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

On a quarterly basis, the Company reviews the fair value of the residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. The Company may adjust the residual interests or take a charge to earnings related to the residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon (i) the actual performance of the Company’s residual interests as compared to the Company’s key assumptions and estimates used to determine fair value and (ii) changes in assumptions and estimates. Although management believes that the assumptions to estimate the fair values of its residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Prior to June 30, 2000, the Company capitalized mortgage servicing rights based on an allocation of the carrying amount of the loans securitized on a servicing retained basis. Mortgage servicing rights are amortized in proportion to and over the period of estimated future servicing income. Subsequent to June 30, 2000, the Company sold or securitized mortgages on a servicing released basis; therefore, the Company did not capitalize mortgage servicing rights.

The Company periodically reviews its mortgage servicing rights for impairment, based on estimated fair value. The Company determines fair value based on the present value of estimated future net cash flows. In estimating future net cash flows, the Company determines future servicing revenues less future servicing expenses over the expected life of the loans. Servicing revenues include contractual servicing fees and other ancillary income such as prepayment and late fees. Servicing expenses consist of direct servicing costs and allocated indirect expenses relating to the servicing operations. Servicing expenses include an estimate for the cost to carry advances to the securitization trusts, based on the amount of advances which have been made, advances that are expected to be made and the period of time that the advances are expected to be outstanding. The Company uses a 15% discount rate to calculate the present value of the estimated future net cash flows. As of June 30, 2004 the Company did not have any mortgage servicing rights. At June 30, 2003 there was no valuation allowance on mortgage servicing rights.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest is accrued monthly on loans held for sale as earned. Interest is reversed if a loan held for sale becomes past due 59 days or more and subsequently recognized on a cash basis if and when remitted by the borrower.

Loan origination fees and certain incremental direct costs associated with the origination of loans held for sale are deferred and recognized at the time such loans are sold.

Stock-Based Compensation

The Company compensates employees in accordance with the Aames Financial Corporation Stock Option Plan as of February 10, 1999, as amended (the “1999 Plan”). The 1999 Plan provides for the issuance of options to purchase shares of the Company’s common stock to officers, key executives and consultants of the Company. Under the 1999 Plan, the Company may grant incentive and non-qualified options. Option awards are granted at the 20-day average closing price of the common stock on the day before the grant.

As permitted by Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“FASB No. 123”), we continue to recognize compensation expense using the intrinsic value method specified in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Had compensation been recorded in accordance with FASB No. 123, the Company’s net income (loss) and net income (loss) per common share data would have reflected the pro forma amounts indicated below (in thousands, except per share data):

	June 30,
	2004	2003	2002
Net income:
As reported	$90,714	$29,166	$4,546
Pro forma	88,927	27,993	2,925
Basic income (loss) to common stockholders:
As reported	$77,660	$15,697	$(9,242)
Pro forma	75,873	14,524	(10,863)
Diluted income (loss) to common stockholders:
As reported	$92,804	$29,166	$(9,242)
Pro forma	91,017	27,993	(10,863)
Basic income (loss) per common share:
As reported	$11.02	$2.39	$(1.45)
Pro forma	10.76	2.21	(1.70)
Diluted (loss) per common share:
As reported	$0.89	$0.30	$(1.45)
Pro forma	0.87	0.29	(1.70)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	June 30,
	2004	2003
Dividend Yield	0.00%	0.00%
Expected Volatility	107.00%	118.00%
Risk-free interest rate	3.00%	2.97%
Expected life of option	4.5 years	4.5 years

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pro forma stock based compensation cost, net of tax effect for the years ended June 30, 2004, June 30, 2003 and June 30, 2002, was $1.8 million, $1.2 million and $1.6 million, respectively.

Advertising Expense

The Company’s policy is to charge advertising costs to expense when incurred.

Income Taxes

Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in the tax law or rates.

Earnings (Loss) Per Common Share

Basic earnings (loss) per share of common stock is computed using the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share includes the effects of the assumed conversion of shares related to the Company’s 5.5% Convertible Subordinated Debentures due 2006 and preferred stock convertible into common shares and the exercise of warrants and common stock options outstanding, except when their effect is antidilutive.

All authorized and outstanding Series B and Series C Stock share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the 1,000-for-1 stock split effected by the Company on September 24, 1999. All references in the accompanying consolidated balance sheets, consolidated income statements and notes to consolidated financial statements to the number of common shares and per common share amounts have been restated to reflect the one-for-five reverse stock split effected on April 14, 2000.

Risk Management, Derivative Instruments and Hedging Activities

The Company’s earnings may be directly affected by the level of and fluctuation in interest rates in the securitization trusts. No derivative financial instruments were in place at and during the years ended June 30, 2004 and 2003 applicable to the securitization trusts.

Additionally, from time to time, the Company uses hedge products to mitigate interest rate exposure to its inventory and pipeline of mortgage loans. The Company has utilized hedge products that included interest rate caps, forward interest rate swap agreements and other hedging products. The use, amount and term of derivative financial instruments are determined by members of the Company’s senior management.

Derivative financial instruments are recorded at fair value on the Company’s consolidated balance sheets. The Company records the fair value of any derivatives in accounts receivable or accounts payable and accrued expenses or in separate asset or liability line items, as the case may be, depending on materiality considerations. The Company’s derivative financial instruments are not designated, and do not qualify, as accounting hedges. Therefore, changes in the fair value of the derivative financial instruments are recorded currently in operations as realized or incurred.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Certain amounts related to 2003 and 2002 have been reclassified to conform to the 2004 presentation.

Note 2.    Cash and Cash Equivalents and Cash Held in Trust

At June 30, 2004 and 2003, the Company had corporate cash and cash equivalents available of $22.9 million and $23.9 million, respectively, none of which were restricted. There were no overnight investments at June 30, 2004 and 2003.

The Company services mortgage loans in securitization trusts and services mortgage loans on an interim basis, which consist of loans held for sale and loans subserviced for others. In such capacity, certain funds are collected from borrowers and placed in segregated trust accounts which totaled $18.8 million and $34.5 million at June 30, 2004 and 2003, respectively. These accounts and corresponding liabilities are not included in the accompanying consolidated balance sheets.

Note 3.    Loans Held for Sale

The following summarizes the composition of the Company’s loans held for sale by interest rate type at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Fixed rate mortgages	$269,585	$168,356
Adjustable rate mortgages	742,580	238,521

Loans held for sale	$1,012,165	$406,877

Note 4.    Advances and Other Receivables, Net

At June 30, 2004 and 2003, advances and other receivables were comprised of the following (in thousands):

	June 30,
	2004	2003
Interest and servicing advances	$7,197	$32,771
Servicing and miscellaneous fees	102	429
Cash due from securitization trusts	975	3,501
Interest rate caps	6,317	—
Accrued interest and other	9,176	4,614

Advances and other receivables	$23,767	$41,315

Certain of the Company’s interest and servicing advances are pledged under a borrowing facility entered into by the Company on June 30, 2003 which is discussed in Note 10, Borrowings.

During the year ended June 30, 2003, the Company wrote off directly to income $2.8 million of aged late fees receivable.

The Company’s prior arrangement with an investment bank pursuant to which the investment bank purchased certain cumulative advances and undertook the obligation to make a substantial portion, but not all, of the Company’s advance obligations on its securitized pools expired during the year ended June 30, 2003.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.    Residual Interests

The activity in the residual interests during the years ended June 30, 2004 and 2003 is summarized as follows (in thousands):

	Year Ended June 30,
	2004	2003
Residual interests, at beginning of year	$129,232	$197,297
Accretion	4,357	16,558
Cash received from the trusts	(89,469)	(49,700)
Write-down of residual interests	—	(34,923)

Residual interests, at end of year	$44,120	$129,232

During the years ended June 30, 2004 and 2003, the Company received cash from the trusts in the amounts of $61.8 million and $4.4 million, respectively, in connection with finalizing calls of securitization pools.

During the year ended June 30, 2004, the Company did not dispose of any of its mortgage loans in securitization transactions. The Company sold to Capital Z Investments, L.P., a Bermuda partnership (“CZI”) for $8.7 million cash the residual interests created in the $315.0 million securitization which closed during the year ended June 30, 2003. The Company has not retained any interest in any residual interests sold to CZI. The Company retained the residual interests created in the securitizations which closed during and prior to the year ended June 30, 2000.

Of the Company’s remaining seven securitization trusts which had a mortgage loan balance of $283.2 million at June 30, 2004, four securitization trusts with a mortgage loan balance of $73.4 million were callable at June 30, 2004. If the Company calls any of these securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts. The Company would also be required to prepay the Financing Facility (Note 10) from proceeds realized from a call transaction in an amount equal to the amount ascribed to the called residual interest and the servicing advances on mortgage loans in the securitization trusts by the lender under the Financing Facility. Additionally, the Company’s portfolio of mortgage loans serviced in securitization trusts would be reduced.

During the year ended June 30, 2004, based upon its normal review of the credit loss, prepayment speed and interest rate assumptions against actual credit loss, prepayment speeds and interest rates, the Company did not adjust the carrying value of its retained residual interests.

During the year ended June 30, 2003, despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, the Company experienced higher than expected loss severities on such liquidations. During the same time, the Company also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, the Company increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. During the year ended June 30, 2003, the Company also adjusted the underlying forward interest rate curve assumption used to estimate the fair value of its retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down to the carrying value of the Company’s retained residual interests. Additionally, as master servicer of the mortgage loans in the securitization trusts, the Company has the right to call at par the mortgage loans in securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts falls below 10.0% of the original mortgage loan balance. During the year ended June 30, 2003, the Company called the

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

mortgage loans in seven of the securitization trusts which did not materially effect the carrying value of the Company’s retained residual interests. On August 15, 2003, the Company called four additional securitization trusts. In estimating the effects on the carrying value of the retained residual interests of calling the mortgage loans in those four securitization trusts, the Company wrote down by $3.0 million the retained residual interests related to those four securitization trusts.

The $27.0 million write-down recorded during the year ended June 30, 2002 primarily reflected the Company’s unfavorable assessment of actual credit loss and delinquency experience of certain loans in the securitization trusts as compared to credit loss and delinquency assumptions.

The following table summarizes certain information about the securitization trusts in which the Company has retained a residual interest at June 30, 2004 and 2003 (dollars in thousands):

	June 30,
	2004	2003
Aggregate principal balance of securitized loans at the time of the securitizations	$3,304,181	$6,642,357
Outstanding principal balance of securitized loans	283,193	828,939
Outstanding principal balance of pass-through certificates or bonds of the securitization trusts	227,232	683,277
Weighted average coupon rates of outstanding:
Securitized loans	10.13%	10.23%
Pass-through certificates or bonds	5.65%	5.51%

In connection with its securitization transactions, the Company initially deposits with a trustee cash or the required overcollateralization amount and subsequently deposits a portion of the excess spread collected on the related loans. At June 30, 2004 and 2003, the securitization trusts in which the Company has retained a residual interest include overcollateralization of approximately $56.0 million and $145.7 million, respectively. These overcollateralization amounts are subject to increase, as specified in the related securitization documents.

There is no active market with quoted prices for the Company’s residual interests. Therefore, the Company estimates the fair value of its residual interests based upon the present value of expected future cash flows based on certain prepayment, credit loss and discount rate assumptions. There can be no assurance that the Company could realize the fair value of its residual interests in a sale.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain historical data and key assumptions and estimates used by the Company in its June 30, 2004 and 2003 reviews of the residual interest it has retained were the following:

	June 30,
	2004	2003
Prepayments:
Actual weighted average annual prepayment rate, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	36.1%	32.5%
Adjustable rate loans	35.6%	34.4%
Estimated annual prepayment rates, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	34.1% to 51.0%	30.9% to 48.8%
Adjustable rate loans	28.8% to 46.6%	18.4% to 52.9%
Estimated weighted average life of securitized loans	2.2 years	1.9 years
Credit losses:
Actual credit losses to date, as a percentage of original principal balances of securitized loans	5.4%	5.4%
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	0.5%	0.5%
Total actual and estimated prospective credit losses, as a percentage of original principal balances of securitized loans	5.9%	5.9%
Total actual credit losses to date and estimated prospective credit losses (in thousands)	$176,424	$392,592
Weighted average discount rate	13.7%	13.5%

To estimate the effects of changes in interest rates on the coupon rates of the adjustable rate mortgage loans, the Company considers current underlying indices, periodic interest rate caps, lifetime interest rate caps and contractual interest rate floors. In determining the interest rates for the floating rate pass-through certificates in the securitization trusts, the Company uses each certificates’ specific spread over the one-month LIBOR.

At June 30, 2004 and 2003, the total actual and estimated prospective credit losses, as a percentage of original principal balance of securitized loans in securitization trusts in which the Company has retained a residual interest were as follows:

Mortgage Loans Securitized During the Years Ended June 30,	Actual and Estimated Prospective Credit Losses(1) at June 30,
	2004	2003
1999	6.7%	6.4%
1998	5.0	5.9
1997	4.4	5.4
1996	6.2	6.2

(1)	Static pool losses are calculated by adding the actual and estimated future credit losses and dividing that sum by the balance of the mortgage loans in each securitization trust at the time of securitization. The amount shown for each year is the weighted average for all securitizations during that period.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actual and estimated credit losses vary between securitization trusts due to differing credit quality i.e., credit grade, production channel and other factors considered by the Company when evaluating credit loss estimates.

The table below illustrates the resulting hypothetical fair values of the Company’s retained residual interests at June 30, 2004 caused by assumed immediate adverse changes to the key assumptions used by the Company to determine fair value (in thousands):

Prepayment speed assumption:
Fair value after:
Impact of a 10% adverse change	$42,096
Impact of a 20% adverse change	41,755
Credit loss assumption:
Fair value after:
Impact of a 10% adverse change	41,052
Impact of a 20% adverse change	39,654
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% adverse change	42,418
Impact of a 20% adverse change	40,820
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% adverse change	42,440
Impact of a 20% adverse change	42,502

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and the discount rate assumptions.

The table below summarizes cash flows received from (paid to) securitization trusts during the years ended June 30, 2004 and 2003 (in thousands):

	Year Ended June 30,
	2004	2003
Proceeds from new securitizations	$—	$314,958
Servicing fees collected	4,131	5,310
Purchases of delinquent and foreclosed loans	(1,452)	(7,322)
Interest and servicing advances made	(21,809)	(31,190)
Interest and servicing advances collected	41,716	45,769
Cash received from CZI from sales of residual interests	—	8,695

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table summarizes certain delinquency and charge-off information regarding mortgage loans in the Company’s portfolio of loans held for sale and in the securitization trusts at or during the years ended June 30, 2004 and 2003 (in thousands):

	At or During the Year Ended June 30,
	2004	2003
Loans past due 90 days or more:
Securitization trusts	$48,193	$106,685
Loans held for sale	1,680	5,153
Credit losses:
Net losses on liquidations of mortgage loans in securitization trusts	14,664	31,130
Charge-offs of mortgage loans held for sale	3,707	4,538

Included in net losses on liquidations of mortgage loans in securitization trusts are net losses of $0.1 million and $1.7 million incurred in purchases of delinquent and foreclosed loans from securitization trusts during the years ended June 30, 2004 and 2003, respectively.

The Company did not dispose of any loans through securitizations during the year ended June 30, 2004. Key assumptions and estimates used by the Company in measuring the residual interests at the date of securitization resulting from the securitizations completed during the year ended June 30, 2003 were as follows:

Prepayments:
Estimated annual prepayment rates, as a percentage of outstanding Principal balance of securitized loans:
Fixed rate loans	24.3%
Adjustable rate loans	45.4%
Estimated weighted average life of securitized loans	4.0 years
Credit losses:
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	3.6%
Total estimated prospective credit losses (in thousands)	$11,370
Discount rate	15.0%

Note 6.    Residual Forward Sale Facility

On March 31, 2003, the Residual Forward Sale Facility (the “Residual Facility”) with CZI, an affiliate of Capital Z, the Company’s largest shareholder, expired.

In connection with obtaining the Residual Facility, the Company paid and capitalized a facility fee of $3.0 million to CZI. Other costs capitalized in connection with obtaining the Residual Facility were $300,000. These capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount. During the year ended June 30, 2003 and 2002, amortization charged to gain on sale of loans was $0.8 million and $0.5 million, respectively, of which $0.7 million and $0.5 million, respectively, relates to the facility fee paid to CZI. At June 30, 2003, there were no remaining unamortized costs relating to the Residual Facility.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7.    Mortgage Servicing Rights, Net

The activity in mortgage servicing rights during the years ended June 30, 2004 and 2003 is summarized as follows (in thousands):

	June 30,
	2004	2003
Mortgage servicing rights, net, at beginning of year	$220	$2,920
Amortization of mortgage servicing rights	(220)	(2,700)

Mortgage servicing rights, net, at end of year	$—	$220

Note 8.    Equipment and Improvements, Net

Equipment and improvements, net, consisted of the following at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Computer hardware	$15,133	$13,511
Furniture and fixtures	10,815	9,534
Computer software	14,649	14,125
Leasehold improvements	3,787	3,450

Total	44,384	40,620
Accumulated depreciation and amortization	(35,676)	(31,692)

Equipment and improvements, net	$8,708	$8,928

During the years ended June 30, 2004 and 2003, depreciation and amortization expense was comprised of the following components (in thousands):

	Year Ended June 30,
	2004	2003
Depreciation	$3,716	$3,793
Amortization	409	339

	$4,125	$4,132

Note 9.    Prepaid and Other Assets

Prepaid and other assets consisted of the following at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Licensing, permit and performance bond deposits	$6,257	$8,494
Unamortized debt issuance costs and commitment fees	2,116	3,398
Prepaids, security deposits and other deferred charges	4,992	2,121
Other assets	4,295	3,443

	$17,660	$17,456

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in other assets at June 30, 2004, are $1.2 million of capitalized costs incurred in connection with the Company’s on-going efforts to convert to a REIT and Aames Investment Corporation’s initial public offering. Under U.S. generally accepted accounting principles, such costs are capitalized and offset against gross proceeds of new capital raised when the initial public offering is completed. If the initial public offering is not consummated, the $1.2 million and any additional costs subsequently capitalized by the Company will be charged to income.

Note 10.    Borrowings

Amounts outstanding under borrowings consisted of the following at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Financing Facility due December 2004	$13,887	$74,116
5.5% Convertible Subordinated Debentures due March 2006, convertible into approximately 0.8 million shares of common stock at $78.15 per share	64,396	64,396

Borrowings	$78,283	$138,512

During the year ended June 30, 2003, the Company purchased for $19.9 million, or a $2.2 million discount from par, $22.1 million face amount of its 9.125% Senior Notes due November 2003 (the “Senior Notes”) and redeemed the remaining $127.9 million face amount of the Senior Notes. In connection with the redemption of the Senior Notes, the Company paid $53.8 million in cash and borrowed $74.1 million through a financing facility collateralized by its residual interests and certain of its servicing advances (the “Financing Facility”). The Financing Facility has a term of 18 months, matures in December, 2004 and bears interest at a rate of one-month LIBOR plus 2.75% per annum. Portions of the monthly cash flows generated from the Company’s retained residual interests and servicing advances collateralizing the Financing Facility are paid by the Company to reduce the outstanding balance. Subject to certain limitations, the Company may prepay without penalty the amount outstanding under the Financing Facility at any time. One of the Company’s operating subsidiaries is the contractual borrower under the Financing Facility and the Company is the guarantor.

Of the $60.2 million reduction to the Financing Facility during the year ended June 30, 2004, $35.8 million was attributable to calling ten securitization trusts during the period. Upon paydown of the Financing Facility in November 2003, the limited guarantee by Capital Z was extinguished.

At June 30, 2004 and 2003, the weighted average interest rates on borrowings outstanding under the Financing Facility were approximately 4.12% and 3.87%, respectively.

During the year ended June 30, 2003, $49.6 million of the Company’s 5.5% Convertible Subordinated Debentures due March 2006 (the “2006 Debentures”) were exchanged through the issuance of an equal amount of 5.5% Convertible Subordinated Debentures due March 2012 (the “2012 Debentures”) in an exchange offer (the “Exchange Offer”) which closed on December 13, 2003. Of the $49.6 million of the 2006 Debentures tendered in the Exchange Offer, $41.6 million was tendered by SFP which it had previously acquired in open market purchase transactions. During the year ended June 30, 2003, the 2012 Debentures were fully redeemed by the Company in three separate transactions (i) a $19.8 million mandatory sinking fund payment of which $16.6 million was paid to SFP, (ii) SFP’s forgiveness of $25.0 million of its holdings of 2012 Debentures on December 31, 2002, and (iii) a 5.0% optional call on the remaining $4.7 million of 2012 Debentures for $0.2 million of cash.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt extinguishment income recognized by the Company during the year ended June 30, 2003 of $31.7 million was comprised of the $2.2 million discount on the Senior Note purchases, the $25.0 million of 2012 Debentures forgiven by SFP and the $4.5 million of debt extinguished when the Company exercised the 5.0% optional call on the remaining 2012 Debentures.

Maturities on amounts outstanding on borrowings are as follows (in thousands):

Fiscal Years Ended June 30,
2005	$13,887
2006	64,396
2007	—
2008	—
2009	—
Thereafter	—

Total borrowings	$78,283

At June 30, 2004 and 2003, the Company had unamortized debt issuance costs of $1.1 million and $3.1 million, respectively, related to the initial issuance of amounts outstanding under borrowings. Unamortized debt issuance costs are included in prepaid and other assets in the accompanying consolidated balance sheets and are amortized to expense over the terms of the related debt issuances.

Note 11.    Revolving Warehouse and Repurchase Facilities

Amounts outstanding under committed revolving warehouse and repurchase facilities consisted of the following at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Repurchase facility collateralized by loans held for sale: $500.0 million ($300.0 million at June 30, 2003) committed facility, expires July 30, 2004; bears interest at 0.95% to 1.45% over one month LIBOR, depending on document status	$174,122	$96,124
Warehouse facilities collateralized by loans held for sale: $350.0 million ($300.0 million at June 30, 2003) committed facility, expires August 27, 2004; generally bears interest at 0.85% to 1.50% over one month LIBOR, depending on collateral	187,208	81,371
$500.0 million ($300.0 million at June 30, 2003) committed facility, expires October 30, 2004; bears interest at 0.95% to 2.00% over one month LIBOR, depending on collateral	256,441	166,180
$300.0 million (not in place at June 30, 2003) facility, of which $200.0 million and $100.0 million is committed and uncommitted, respectively, expires September 30, 2004; generally bears interest at 0.95% to 1.65% over one month LIBOR, depending on collateral	105,292	—
$200.0 million (not in place at June 30, 2003) committed facility, expires November 30, 2004; generally bears interest at 0.95% to 2.75% over one month LIBOR, depending on collateral	163,370	—

Amounts outstanding under revolving warehouse and repurchase facilities	$886,433	$343,675

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At June 30, 2004, the Company had amounts available under its revolving warehouse and repurchase facilities of $963.6 million.

At June 30, 2004 and 2003, the Company had total committed revolving warehouse and repurchase facilities available in the amount of $1.9 billion and $900.0 million, respectively. Subsequent to June 30, 2004, the Company obtained one additional $500.0 million fully committed warehouse facility which matures on August 4, 2005. This facility generally bears interest at 0.85% to 1.00% over one month LIBOR, depending on collateral. In addition, subsequent to June 30, 2004, the Company renewed to July 30, 2005 an existing $500.0 million committed revolving warehouse facility. While no assurances can be made, the Company expects to renew on terms at or similar to those currently in place, the aforementioned revolving warehouse facilities.

The Company, through certain of its operating subsidiaries, utilizes revolving warehouse and repurchase facilities to finance the origination of mortgage loans prior to sale or securitization. Revolving warehouse and repurchase facilities typically have a 364-day term and are designated to fund mortgage loans originated within specified underwriting guidelines. All of the Company’s revolving warehouse and repurchase facilities contain provisions requiring the Company and certain of its operating subsidiaries to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage and net income levels. Additionally, some of the Company’s revolving warehouse and repurchase facilities fund less than 100% of the principal balance of the mortgage loans financed requiring the Company to use working capital to fund the remaining portion of the principal balance of the mortgage loans. The Company has guaranteed amounts outstanding under revolving warehouse and repurchase agreements pursuant to which certain of its operating subsidiaries are the contractual borrowers. The guarantees are full, complete and unconditional. The majority of the mortgage loans originated under the facilities remain in the facilities for a period generally of up to 90 days at which point they are securitized or sold to institutional investors.

At June 30, 2004 and 2003, one month LIBOR was 1.37% and 1.12%, respectively.

The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at June 30, 2004 and 2003 were approximately 2.48% and 2.22%, respectively. During the year ended June 30, 2004, the average amount of borrowings under revolving warehouse and repurchase facilities was $747.4 million and the maximum outstanding under such facilities at any one time during the year ended June 30, 2004 was $1.3 billion.

During the year ended June 30, 2003, the average amount of borrowings under revolving warehouse and repurchase facilities was $550.5 million, and the maximum outstanding under such facilities at any one time during the year ended June 30, 2003 was $901.2 million, at which time a temporary over-line arrangement was in place with one of the Company’s counterparties.

At June 30, 2004 and 2003, included in prepaid and other assets in the accompanying consolidated balance sheet were $1.0 million and $0.3 million, respectively, of deferred commitment fees relating to the Company’s revolving warehouse and repurchase facilities remaining to be amortized to expense over their respective remaining terms.

Note 12.    Income Taxes

During the year ended June 30, 2004 and 2003, the Company recorded an income tax benefit of $17.7 million and $1.8 million, respectfully. The Company has determined it is more likely than not that certain future tax benefits, primarily net operating loss carryforwards, will be realized as a result of future income. Therefore,

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

during the year ended June 30, 2004, the deferred tax valuation allowance was decreased to recognize higher than previously anticipated net deferred tax assets. During the year ended June 30, 2004, the Company’s effective tax rate (benefit) was (24.2%). The variance in the effective rate from the federal statutory rate is due to the recognition of deferred tax assets resulting from net operating loss carryforwards and the current realization of other deferred tax assets as well as state taxes. During the year ended June 30, 2003, the Company recorded an income tax benefit of $1.8 million and such tax benefit reflects an effective tax rate (benefit) of (6.7)% for the year ended June 30, 2003. The Company periodically undergoes federal and state tax return examinations and may provide for additional liabilities for identified exposure items. During the three months ended June 30, 2003, a number of pending tax return audits were finalized and related tax liabilities were adjusted to the actual amounts due. This resolution resulted in a tax benefit of approximately $6.0 million being recognized in the accompanying consolidated income statement.

The provision (benefit) for income taxes consisted of the following for the years ended June 30, 2004, 2003 and 2002 (in thousands):

	June 30,
	2004	2003	2002
Current:
Federal	$2,450	$3,509	$2,867
State	1,761	652	220

	4,211	4,161	3,087

Deferred:
Federal	(26,405)	(6,000)	—
State	4,520	—	—

	(21,885)	(6,000)	—

Total	$(17,674)	$(1,839)	$3,087

Current taxes payable and deferred tax assets were comprised of the following at June 30, 2004 and 2003 (in thousands):

	June 30,
	2004	2003
Current taxes payable:
Federal	$87	$2,120
State	1,720	955

Total current taxes payable	1,807	3,075

Deferred tax assets:
Federal	(21,885)	—
State	—	—

Total deferred tax assets	$(21,885)	$—

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30, 2004 and 2003. The June 30, 2003 balances have been restated to reflect the effects on such temporary differences based upon the June 30, 2003 tax returns as filed (in thousands):

	June 30,
	2004	2003
Deferred tax assets:
Net operating loss carry forward	$(70,364)	$(74,805)
Residual interests	(24,763)	(54,788)
Mark-to-market	(11,790)	(5,308)
Other	(3,628)	(3,002)

Total gross deferred tax assets	(110,545)	(137,903)

Tax valuation allowance	84,158	131,593
Deferred tax liabilities:
State taxes	4,502	6,310

Total gross deferred tax liabilities	4,502	6,310

Net deferred tax liabilities (assets)	$(21,885)	$—

During the year ended June 30, 2004, the tax valuation allowance was reduced by $47.4 million. The decrease resulted from the utilization of $25.5 million of deferred tax assets and the reduction in the tax valuation allowance of $21.9 million to reflect the amount of net deferred tax assets that are more likely than not to be realized in the future.

The tax valuation allowance was reduced by approximately $11.8 million during the year ended June 30, 2003. The decrease resulted from the utilization of deferred tax assets against deferred tax liabilities that originated during the year ended June 30, 2003, and a reduction of deferred tax liabilities associated with tax contingencies that were resolved during the year ended June 30, 2003.

The estimated effective tax rates for the years ended June 30, 2004, 2003 and 2002 were as follows (dollars in thousands):

	2004
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax benefit			$(17,674)
Income before income taxes			73,040
Effective tax rate			(24.2)%

Federal statutory rate			35.0%
Tax valuation allowance	$(135,526)	$(47,434)	(64.9)
State taxes	6,281	4,163	5.7

			(24.2)%

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax benefit			$(1,839)
Income before income taxes			27,327
Effective tax rate			(6.7)%

Federal statutory rate			35.0%
Tax valuation allowance	$(28,058)	$(11,750)	(43.0)
Other, net	848	355	1.3

			(6.7)%

	2002
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$3,087
Income before income taxes			7,633
Effective tax rate			40.4%

Federal statutory rate			35.0%
Tax valuation allowance	$879	$360	4.7
Other, net	127	52	0.7

			40.4%

The investment in the Company by Capital Z resulted in a change of control for income tax purposes thereby potentially limiting the Company’s ability to utilize net operating loss carry forwards and certain other future deductions.

The Company’s residual interest in real estate mortgage investment conduits (“REMIC”) creates excess inclusion income for tax purposes which may give rise to a current income tax liability. Available loss carry forwards and operating losses may not reduce taxable income below excess inclusion income earned from the REMIC.

The Company’s federal and state tax returns for the year ended June 30, 2004 are not expected to be filed until early in calendar 2005. However, based upon the Company’s prior tax returns as filed and the estimated tax benefit recorded during the year ended June 30, 2004, the Company’s estimated federal net operating loss carryforward at June 30, 2004 was $181.8 million. The Company’s federal tax net operating losses expire as follows (dollars in thousands):

Year of Expiration	Amount
2019	$39.1
2020	74.6
2021	46.5
2022	8.2
2023	6.4
2024	7.0

$181.8

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 13.    Commitments and Contingencies

Operating Leases

The Company leases office space under operating leases expiring at various dates through March 2012. Total rent expense related to such operating leases amounted to $9.4 million, $8.4 million and $8.5 million during the years ended June 30, 2004, 2003 and 2002, respectively. During the years ended June 30, 2004, 2003 and 2002, sublease receipts were $1.4 million, $1.4 million and $1.0 million, respectively, and sublease related discount amortization was $0.3 million, $0.3 million and $0.3 million, respectively. Certain leases have provisions for renewal options and/or rental increases at specified increments or in relation to increases in the Consumer Price Index (as defined).

At June 30, 2004, future minimum rental payments required under non-cancelable operating leases and minimum receipts under subleases that have initial or remaining terms in excess of one year are as follows (in thousands):

	Minimum Rental Payments	Minimum Sublease Receipts	Net Minimum Rental Payments
2005	$11,054	$1,427	$9,627
2006	9,856	1,290	8,566
2007	8,771	878	7,893
2008	8,013	878	7,135
2009	4,997	877	4,120
Thereafter	10,297	3,625	6,672

	$52,988	$8,975	$44,013

Litigation

On April 27, 2004, the Company received a civil investigative demand from the Federal Trade Commission, or the FTC, that, although not alleging any wrongdoing, sought documents and data relating to the Company’s business and lending practices. The demand was issued pursuant to an April 8, 2004 resolution of the FTC authorizing non-public investigations of various unnamed subprime lenders and loan brokers to determine whether there have been violations of certain consumer protection laws. The Company has cooperated and intends to continue to cooperate fully with the FTC in this investigation. Because the investigation is at an early stage, the Company cannot predict the outcome of the investigation and its effect, if any, on the Company’s business.

In the ordinary course of its business, the Company is subject to various claims made against it by borrowers, private investors and others arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company, incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any of these currently asserted claims or legal action is not likely to be material to the Company’s consolidated financial position and results of operations; however, any claims asserted or legal action in the future may result in expenses which could have a material adverse effect on the Company’s consolidated financial position and results of operations.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 14.    Fair Value of Financial Instruments

The following disclosures of the estimated fair value of financial instruments as of June 30, 2004 and 2003 are made by the Company using available market information, historical data, and appropriate valuation methodologies. However, considerable judgment is required to interpret market and historical data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts (in thousands).

	June 30, 2004		June 30, 2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$22,867	$22,867	$23,860	$23,860
Loans held for sale, at lower of cost or market	1,012,165	1,039,205	406,877	419,046
Advances and other receivables	17,450	17,450	41,315	41,315
Interest rate caps	6,317	6,317	—	—
Residual interests, at estimated fair value	44,120	44,120	129,232	129,232
Mortgage servicing rights, net	—	—	220	220
Borrowings	78,283	76,190	138,512	128,209
Revolving warehouse and repurchase facilities	886,433	886,433	343,675	343,675

The fair value estimates as of June 30, 2004 and 2003 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following describes the methods and assumptions used by the Company in estimating fair values:

•	Cash and cash equivalents are based on the carrying amount which is a reasonable estimate of the fair value.

•	Loans held for sale are based on current investor yield requirements.

•	Advances and other receivables are generally short term in nature, therefore the carrying value approximates fair value.

•	Residual interests and mortgage servicing rights are based on the present value of expected future cash flows using assumptions based on the Company’s historical experience, industry information and estimated rates of future prepayment and credit loss.

•	Borrowings are based on the carrying amount when such amount is a reasonable estimate of fair value or on quoted market prices.

•	Amounts outstanding under revolving warehouse and repurchase facilities are short term in nature and generally bear market rates of interest and, therefore, are based on the carrying amount which is a reasonable estimate of fair value.

•	Interest rate caps are based on quoted market prices.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15.    Employee Benefit Plans

401(k) Retirement Savings Plan

The Company sponsors a 401(k) Retirement Savings Plan, a defined contribution plan. Substantially all employees are eligible to participate in the plan after reaching the age of 21 and completion of six months of service. Contributions are made from employees’ elected salary deferrals. Effective January 1, 2001, the Company began contributing to the plan on a matching basis, however, the Company’s contribution remains at its option. Under the match, the Company’s contributions are made based upon 50% of an employee’s contribution up to a maximum of 6% of an employee’s salary. Prior thereto, employer contributions were determined at the beginning of the plan year at the option of the Company. Contributions made to the Plan by the Company during the years ended June 30, 2004, 2003 and 2002 were $1.4 million, $1.1 million and $1.0 million, respectively.

Stock-Based Compensation

The Company’s Board of Directors adopted the Aames Financial Corporation Stock Option Plan (the “1999 Plan”) as of February 10, 1999, as amended, which was subsequently approved by the stockholders during the year ended June 30, 2000. The 1999 Plan supercedes the Company’s 1991 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1997 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. The 1999 Plan provides for the issuance of options to purchase shares of the Company’s common stock to officers, key executives and consultants of the Company. Under the 1999 Plan, the Company may grant incentive and non-qualified options to eligible participants that may vest immediately on the date of grant or in accordance with a vesting schedule, as determined in the sole discretion of the Compensation Committee of the Company’s Board of Directors. The exercise price is based on the 20-day average closing price of the common stock on the day before the date of grant. Each option plan provides for a term of 10 years. Subject to adjustment for stock splits, stock dividends and other similar events at June 30, 2004 there were 22,000,000 shares reserved for issuance under the 1999 Plan.

The Company had reserved 563,936 shares of the common stock for issuance under a 1991 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1997 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. The Company no longer grants options under these plans, however, options granted prior to February 1999 under these plans will remain outstanding until they expire.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option plans and arrangements as of June 30, 2004, 2003 and 2002 and changes during the years then ended are as follows:

	Option Shares	Option Price Range
2004
Outstanding at beginning of year	14,085,370	$0.73-147.90
Granted	905,056	2.05-3.69
Exercised	(110,068)	0.85-1.14
Cancelled/Expired	(1,146,549)	0.85-119.60

Outstanding at end of year	13,733,809	$0.73-147.90

2003
Outstanding at beginning of year	14,296,666	$0.73-147.90
Granted	2,191,611	0.85-1.68
Exercised	(108,138)	0.85-1.00
Cancelled/Expired	(2,294,769)	0.85-137.10

Outstanding at end of year	14,085,370	$0.73-147.90

2002
Outstanding at beginning of year	13,246,906	$0.85-147.90
Granted	3,334,678	0.73-1.28
Exercised	—	—
Cancelled/Expired	(2,284,918)	0.85-144.60

Outstanding at end of year	14,296,666	$0.73-147.90

The number of options exercisable at June 30, 2004 and 2003, were 8,606,751, respectively. The weighted-average fair value of options granted during the years ended 2004 and 2003 was $2.08 and $0.75, respectively.

The following table summarizes additional information about options outstanding and exercisable at June 30, 2004:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.73-1.00	8,451,456	6.6	$0.84	5,976,708	$0.85
1.11-1.64	2,681,818	7.2	1.26	1,749,578	1.25
2.05-3.05	1,390,000	9.4	2.72	598,000	2.80
3.69-5.00	1,101,000	5.4	4.94	217,950	4.94
15.20-19.45	3,458	0.5	18.51	3,458	18.51
39.70-59.05	8,382	1.1	39.75	8,382	39.75
65.00-71.55	81,780	3.1	66.99	81,780	66.99
119.60-147.90	15,915	2.2	136.37	15,915	136.37

$0.73-147.90	13,733,809	6.9	$2.02	8,651,771	$2.08

The Company applies Accounting Principles Board Opinion 25, and related interpretations in accounting for its stock-based compensation plans and arrangements. No compensation cost has been recognized for stock options. If compensation cost for the stock options and arrangements had been determined based on the fair value

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at the grant dates for awards under this plan consistent with the method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123”, the Company’s net income (loss) and income (loss) per common share data would have reflected the pro forma amounts indicated below (in thousands, except per share data):

	June 30,
	2004	2003	2002
Net income:
As reported	$90,714	$29,166	$4,546
Pro forma	88,927	27,993	2,925
Basic income (loss) to common stockholders:
As reported	$77,660	$15,697	$(9,242)
Pro forma	75,873	14,524	(10,863)
Diluted income (loss) to common stockholders:
As reported	$92,804	$29,166	$(9,242)
Pro forma	91,017	27,993	(10,863)
Basic income (loss) per common share:
As reported	$11.02	$2.39	$(1.45)
Pro forma	10.76	2.21	(1.70)
Diluted income (loss) per common share:
As reported	$0.89	$0.30	$(1.45)
Pro forma	0.87	0.29	(1.70)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	June 30,
	2004	2003
Dividend yield	0.00%	0.00%
Expected volatility	107.00%	118.00%
Risk-free interest rate	3.00%	2.97%
Expected life of option	4.5 years	4.5 years

The pro forma stock based compensation cost, net of tax effect for the twelve months ended June 30, 2004, June 30, 2003 and June 30, 2002, was $1.8 million, $1.2 million and $1.6 million, respectively.

Note 16.    Stockholders’ Equity

Year ended June 30, 2004

During the year ended June 30, 2004, the Company issued 123,000 shares of its Common Stock through the exercise of common stock options and received $0.2 million. During the year ended June 30, 2004 pursuant to a separation agreement, the Company forgave $0.2 million principal balance outstanding on a note receivable from a former executive officer and cancelled the 30,000 Series C Convertible Preferred Shares which previously collateralized the obligation to the Company.

On September 16, 2003, the Company amended and restated its certificate of incorporation permitting the Company to issue up to 26.7 million shares of a new series of preferred stock, Series E Preferred Stock, par value $0.001 per share. At the same time, the Company amended and restated its certificate of incorporation pursuant

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to which the number of authorized shares of Series C Convertible Preferred Stock was reduced to 34.5 million shares from 61.2 million shares. The Series E Preferred Stock is not convertible into any other Company security, is not entitled to receive dividends, ranks pari passu with the Company’s other series of Preferred Stock and has a liquidation preference of $1.00 per share. Subsequently, on September 18, 2003 the Company adopted its 2003 Series E Preferred Stock Option Plan, pursuant to which the Company issued to certain directors and executive officers options to purchase up to 22.2 million shares of Series E Preferred Stock.

During the year ended June 30, 2004, the Company paid $64.3 million of dividends to holders of its Series B, C and D Convertible Preferred Stock, of which $62.2 million was paid to Capital Z, the Company’s largest shareholder.

Year ended June 30, 2003

During the year ended June 30, 2003, the Company issued 108,000 shares of its Common Stock through the exercise of common stock options and received $92,000.

Year ended June 30, 2002

During the year ended June 30, 2002, the Company issued 637,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Stock”) to participants in a rights offering. Proceeds from the issuance were approximately $542,000.

Other information

The Company issued warrants to affiliates and employees of an affiliate of Capital Z to purchase an aggregate of 500,000 shares of the Company’s common stock for $5.00 per share in February 1999, and issued warrants to SFP to purchase 5.0 million shares of Series D Stock at $0.85 per share in July 2000. The right to exercise all of the warranties expires on December 31, 2004.

The Company’s Series B Convertible Preferred Stock (the “Series B”), Series C and Series D Stock rank senior in right to dividends and liquidation to all classes of the Company’s common and other preferred stock. The Series C and Series D Stock do not have the right to vote for directors.

Since April 1, 1999, the Company’s Series B, Series C and Series D Stock have accumulated dividends at a rate of 6.5% per annum. On April 1, 2001, the interest rate applicable to the previously accrued but unpaid dividends increased to 8.125% per annum, which compounds quarterly, from 6.5% per annum. At June 30, 2003 and 2002, aggregate accrued and unpaid dividends on the Company’s convertible preferred stock were $51.2 million and $37.8 million, respectively.

In November 1998, the Board of Directors decided to suspend cash dividends on the common stock until the Company’s earnings and cash flows improved. The Financing Facility and certain of the Company’s revolving warehouse and repurchase agreements restrict the Company from paying dividends on either the common stock or the Series B, C and D Stock during the terms of such facilities.

Note 17.    Transactions Involving Directors, Officers and Affiliates

During the years ended June 30, 2004, 2003 and 2002, the Company incurred management fees and out-of-pocket expenses in the amount of $1.1 million, $1.4 million and $1.1 million, respectively, relating to advisory services rendered by Equifin Capital Management, LLC, (“Equifin”) a company whose three principal officers

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

also serve as directors of the Company. Terms of the Company’s management advisory agreement with Equifin call for a $250,000 quarterly remittance, plus out-of-pocket expenses, and expires on the earlier of February 10, 2009 or when either the Company and Equifin mutually agree to terminate the agreement.

Of the $64.3 million of dividends paid to holders of its Series B, C and D Convertible Preferred Stock during the year ended June 30, 2004, $62.2 million was paid to Capital Z.

During the year ended June 30, 2003, the Company paid a $500,000 fee to Capital Z for Capital Z’s agreement to act as the limited guarantor on the Company’s Financing Facility. Commencing July 1, 2003 and through November 17, 2003, when the limited guaranty amount was fully reduced, the Company paid Capital Z an additional $0.6 million to Capital Z based upon a percentage applied to the outstanding limited guaranty amount. During the years ended June 30, 2003 and 2002, the Company reimbursed Capital Z $40,000 and $24,000, respectively, for out-of-pocket expenses. The Company did not reimburse Capital Z for any out-of-pocket expenses during the year ended June 30, 2004.

During the year ended June 30, 2002, SFP entered into an agreement with certain existing bondholders of the Company’s 2006 Debentures pursuant to which SFP subsequently acquired $41.6 million of the Company’s 2006 Debentures. SFP tendered its 2006 Debentures for an equal amount of 2012 Debentures in the Company’s Exchange Offer. During the year ended June 30, 2003, SFP received $16.6 million from the Company for SFP’s portion of the mandatory sinking fund payment made on the 2012 Debentures and SFP forgave $25.0 million of the 2012 Debentures due from the Company.

The Residual Facility with CZI, which expired on March 31, 2003, is discussed in Note 6, Residual Forward Sale Facility.

During the years ended June 30, 2001 and 2000, certain members of management funded a portion of their acquisition of the Company’s Series C Convertible Preferred Stock and Series D Convertible Preferred Stock through the execution of notes payable to the Company. Such notes are secured by the related Series C Convertible Preferred Stock and Series D Convertible Preferred Stock certificates, and also contain recourse provisions in the event of nonpayment by the officers. Aggregate principal and accrued interest receivable due the Company were $0.3 million and $0.6 million at June 30, 2004 and 2003, respectively.

Note 18.    Derivative Financial Instruments

Securitizations—Hedging Interest Rate Risk

In the interim period between loan origination or purchase and securitization of loans, the Company is exposed to interest rate risk. The majority of loans are securitized within 90 days of origination or purchase. However, a portion of the loans are held for sale or securitization for as long as twelve months (or longer, in very limited circumstances) prior to securitization. If interest rates rise during the period that the mortgage loans are held, the spread between the weighted average interest rate on the loans to be securitized and the pass-through interest rates on the securities to be sold (the latter having increased as a result of market interest rate movements) may narrow. From time to time, the Company mitigates this exposure to rising interest rates through forward interest rate swap agreements or other hedging activities. These hedging activities help mitigate the risk of absolute movements in interest rates.

At June 30, 2004, the Company was a party to $550.0 million (notional) of interest rate cap contracts that were indexed to one month LIBOR. The fair value of the Company’s position in the interest rate caps was $6.3 million at June 30, 2004. Gain on sale of loans during the year ended June 30, 2004 includes a diminimis credit to income to mark the interest rate caps to market at June 30, 2004. On August 20, 2004, the Company closed the interest rate cap contracts at which time it recorded a $2.9 million charge to income to record the settlement. At

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003, the Company had no hedge instruments in place. At June 30, 2002, the Company had $70.0 million (notional) of forward interest rate swap agreements in place to mitigate interest rate exposure prior to the sale of its inventory and pipeline of mortgage loans held for sale. Gain on sale of loans during the years ended June 30, 2003 and 2002 includes $10.9 million and $10.8 million, respectively, of derivative related losses. All of the $10.9 million of hedge losses relate to losses on forward interest swap agreements which closed during the year ended June 30, 2003. Of the $10.8 million of such charges during the year ended June 30, 2002, $10.4 million related to losses on forward interest rate swap agreements which closed during the period and $0.4 million related to the Company’s mark to the estimated fair value of forward interest rate swap agreements open at June 30, 2002, respectively.

Credit Risk

The Company is exposed to on-balance sheet credit risk related to its loans held for sale and residual interests. The Company is exposed to off-balance sheet credit risk related to loans which the Company has committed to originate. In addition, the Company is exposed to off-balance sheet credit risk related to mortgage loans in securitization trusts.

Note 19.    Basic and Diluted Net (Loss) Per Common Share

The following table sets forth information regarding basic and diluted net income (loss) per common share for the years ended June 30, 2004, 2003 and 2002 (in thousands, except per share data):

	Year Ended June 30,
	2004	2003	2002
Basic net income (loss) per common share:
Net income (loss)	$90,714	$29,166	$4,546
Less: Accrued dividends on Series B, C and D Convertible Preferred Stock	(13,054)	(13,469)	(13,788)

Basic net income (loss) to common stockholders	$77,660	$15,697	$(9,242)

Basic weighted average number of common shares outstanding	7,049	6,558	6,394

Basic net income (loss) per common share	$11.02	$2.39	$(1.45)

Diluted net income (loss) per common share:
Basic net income (loss) to common stockholders	$77,660	$15,697	$(9,242)
Plus: Accrued dividends on Series B, C and D Convertible Preferred Stock	13,054	13,469	—
Interest on 5.5% Convertible Subordinated Debentures	2,090	—	—

Diluted net income (loss) to common stockholders	$92,804	$29,166	$(9,242)

Basic weighted average number of common shares outstanding	7,049	6,558	6,394
Plus: Incremental shares from assumed conversions of Series B, C and D Convertible Preferred Stock	85,439	85,547	—
5.5% Convertible Subordinated Debentures	824	—	—
Incremental shares from assumed exercise of:
Warrants	3,495	1,288	—
Common stock options	7,557	2,660	—

Diluted weighted average number of common shares outstanding	104,364	96,053	6,394

Diluted net income (loss) per common share	$0.89	$0.30	$(1.45)

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth information regarding pro forma basic and diluted net income per common share during the year ended June 30, 2004 reflecting the pro forma number of Aames Investment common shares to be issued to Aames Financial stockholders in the reorganization and the number of Aames Investment shares to be issued to fund the cash consideration to Aames Financial stockholders in the offering (in thousands, except per share data):

Year Ended June 30, 2004
Net income to common stockholders (unaudited):
Basic:
Basic net income to common stockholders—historical	$77,660
Add: Accrued dividends on Series B, C and D Convertible Preferred Stock(1)	13,054

Basic net income to common stockholders—pro forma	$90,714

Diluted:
Diluted net income to common stockholders—historical	$92,804
Less: Interest on 5.5% Convertible Subordinated Debentures(2)	(2,090)

Diluted net income to common stockholders—pro forma	$90,714

Pro forma number of common shares outstanding (unaudited):
Basic:
Aames Investment common shares issued to Aames Financial stockholders representing 50% of reorganization consideration	15,500
Aames Investment common shares issued to fund 50% of cash consideration to Aames Financial stockholders	15,500
Restricted common stock awards rolled over	1,515

Basic pro forma number of common shares outstanding	32,515

Diluted:
Basic pro forma weighted number of shares outstanding	32,515
Adjustments to pro forma basic weighted number of common shares	—

Diluted pro forma number of common shares outstanding	32,515

Pro forma net income per common share:
Basic	$2.79

Diluted	$2.79

(1)	Accrued dividends are not a component of basic net income to common stockholders—pro forma as no dividends would be accrued assuming consummation of the reorganization and the offering as the Series B, C and D Convertible Preferred Stock would be redeemed.
(2)	Interest expense on the 5.5% Convertible Subordinated Debentures are not a component of diluted net income to common stockholders—pro forma as such interest expense would not be incurred assuming the consummation of the reorganization and the offering as the 5.5% Convertible Subordinated Debentures would have been redeemed.

Note 20.    Advertising Expense

Production expense during the years ended June 30, 2004, 2003 and 2002 included charges of $18.8 million, $14.2 million and $10.9 million of advertising expense, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21.    Quarterly Financial Data (Unaudited)

A summary of unaudited quarterly operating results for the years ended June 30, 2004 and 2003 follows (in thousands, except per share amounts):

	Sept. 30	Dec. 31	Mar. 31	June 30
Fiscal Year Ended June 30, 2004
Net interest income and other income	$67,297	$79,597	$89,181	$76,774
Operating expenses	(56,827)	(62,200)	(68,384)	(52,398)
Income before income taxes	10,470	17,397	20,797	24,376
Net income	28,663	17,180	20,890	23,981
Net income per common share—diluted	0.28	0.17	0.20	0.24
Fiscal Year Ended June 30, 2003
Net interest income and other income	$56,343	$60,636	$58,203	$56,552
Operating expenses	(46,898)	(82,993)	(50,695)	(55,532)
Nonoperating income	1,087	26,005	83	4,536
Income before income taxes	10,532	3,648	7,591	5,556
Net income	9,914	2,080	6,691	10,481
Net income per common share—diluted	0.12	0.01	0.07	0.10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Aames Investment Corporation

We have audited the accompanying balance sheet of Aames Investment Corporation, a wholly-owned subsidiary of Aames Financial Corporation (the Company) as of June 30, 2004 and the related statement of operations, changes in stockholder’s equity and cash flows for the period February 27, 2004 (inception) through June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aames Investment Corporation as of June 30, 2004, and the results of its operations and its cash flows for the period February 27, 2004 (inception) through June 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Los Angeles, California

August 31, 2004

AAMES INVESTMENT CORPORATION

(a wholly-owned subsidiary of

Aames Financial Corporation)

BALANCE SHEET

June 30, 2004

ASSETS

Cash	$405,518
Prepaid expenses	10,348

Total assets	$415,866

STOCKHOLDER’S EQUITY

Common Stock, par value $0.01 per share; 1,000 shares authorized; 100 shares outstanding	$1
Additional paid-in capital	438,495
Retained deficit	(22,630)

Total stockholder’s equity	$415,866

See accompanying notes to financial statements.

AAMES INVESTMENT CORPORATION

(a wholly-owned subsidiary of

Aames Financial Corporation)

STATEMENT OF OPERATIONS

For the period February 27, 2004 (inception) through June 30, 2004

General and administrative expenses	$18,221

Loss before income tax benefit	(18,221)
Income tax benefit	(7,404)

Net loss	$(10,817)

See accompanying notes to financial statements.

AAMES INVESTMENT CORPORATION

(a wholly-owned subsidiary of

Aames Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at February 27, 2004	$1	$299,999	$—	$300,000
Net loss			(10,817)	(10,817)
Cash capital contribution from Parent	—	125,525	—	125,525
Noncash capital contribution from Parent	—	12,971	—	12,971
Noncash capital dividends to Parent	—		(11,813)	(11,813)

Balance at June 30, 2004	$1	$438,495	$(22,630)	$415,866

See accompanying notes to financial statements.

AAMES INVESTMENT CORPORATION

(a wholly-owned subsidiary of

Aames Financial Corporation)

STATEMENT OF CASH FLOWS

For the period February 27, 2004 (inception) through June 30, 2004

Operating activities:
Net loss	$(10,817)
Change in assets and liabilities:
Increase in prepaid expenses	(10,348)
Increase in accounts payable and accrual expenses	1,158

Net cash used in operating activities	(20,007)

Financing activities:
Capital contribution from Parent	125,525

Net increase in cash and cash equivalents	105,518
Cash and cash equivalents, beginning of period	300,000

Cash and cash equivalents, end of period	$405,518

Supplemental disclosures of cash flow information:
Non-cash dividend to Parent	$11,813
Non-cash capital contribution from Parent	$12,971

See accompanying notes to financial statements.

AAMES INVESTMENT CORPORATION

(A wholly-owned subsidiary of Aames Financial Corporation)

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

(1)    Organization

Aames Investment Corporation (the “Company”), a wholly-owned subsidiary of Aames Financial Corporation (the Parent), is a newly organized, fully integrated, self-advised finance company focused principally on the business of originating and servicing mortgage loans in the United States. The Company was formed as a Maryland corporation on February 24, 2004. On February 27, 2004, Aames Financial Corporation contributed $300,000 of cash to initially capitalize the Company. The Company plans to raise common equity in an initial public offering, or IPO, which is anticipated to be finalized during the first half of 2004. Concurrently with the completion of the IPO, the Company will become the parent company for Aames Financial Corporation, a corporation that commenced operations in 1991 and that is engaged principally in originating and servicing mortgage loans.

On March 24, 2004, Aames Investment Corporation filed with the United States Securities and Exchange Commission a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus which constitutes a part of the Form S-4, and a preliminary registration statement on Form S-11 in connection with the Company’s proposed conversion into a real estate investment trust, or REIT, and initial public offering.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3)    Income Taxes

The Company is part of a group that files a consolidated tax return. Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company has a tax sharing agreement with Aames Financial Corporation which calls for the Company to treat its tax liability as a component of stockholder’s equity. Generally, Aames Financial Corporation receives any benefit or bears the burden arising from the filing of a consolidated tax return.

If the Company completes its proposed conversion to a REIT, it will elect to be taxed as a REIT under sections 856 through 860 of the Internal Revenue Code commencing with its first taxable year ending on December 31, 2004.

(4)    Cash

At June 30, 2004, the Company held $405,518 of cash, none of which was restricted. There were no overnight investments at June 30, 2004.

(5)    Prepaid Expenses

Prepaid expenses at June 30, 2004, consisted of the following:

Prepaid licenses	$5,062
Prepaid insurance	5,286

$10,348

AAMES INVESTMENT CORPORATION

(A wholly-owned subsidiary of Aames Financial Corporation)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6.)    Related Party Transactions

The Company has significant transactions with Aames Financial Corporation and other members of an affiliated group of companies. Because of the relationship between the Company and as a member of the affiliated group, it is possible that the terms and conditions of these transactions are not the same as the terms and conditions that would have resulted from transactions with unrelated parties.

A wholly-owned subsidiary of the Parent acts in the capacity of managing agent for the Parent and all of its subsidiaries and in this capacity manages the day-to-day conduct of the operations of the consolidated group of entities, including the Company.

During the period February 27, 2004 (inception) through June 30, 2004, the Company transferred $12,971 of intercompany payables, primarily state licensing and other vendor obligations, to an affiliated subsidiary to the Parent and accounted for this transaction as a non-cash contribution from the Parent. During the same period, the Company transferred $11,813 of intercompany receivables, primarily intercompany federal and state tax receivables, to the Parent and treated this transfer as a non-cash dividend to the Parent.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTION

The following unaudited pro forma condensed consolidated balance sheet of Aames Investment Corporation and subsidiary (Aames Investment) has been prepared as if it had successfully completed its IPO, the concurrent private placement and the reorganization of entities under common control consisting of the merger of Aames Financial Corporation and subsidiaries (Aames Financial) and Newco in which Aames Financial survives, and the merger of Aames Financial with and into TRS, with Aames TRS surviving, but adopting the name and continuing the business of Aames Financial (the mergers in the reorganization), together referred to as the Reorganization transactions, on June 30, 2004. The unaudited pro forma condensed consolidated balance sheet of Aames Investment also contemplates the payment by Aames Financial from its own funds to redeem its outstanding $64.4 million of 5.5% convertible subordinated debentures due 2006 immediately following the IPO. The unaudited pro forma condensed consolidated income statements for the year ended June 30, 2004 have been prepared as if Aames Investment had successfully completed its IPO and the concurrent private placement, and as if the Reorganization transactions occurred on July 1, 2003. These Reorganization transactions will be accounted for as a recapitalization—restructuring of entities under common control with no change in accounting basis.

The unaudited pro forma financial statements are based upon available information and assumptions, as set forth in the notes to unaudited pro forma financial statements, that Aames Investment believes are reasonable in the circumstances.

The unaudited pro forma statements are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of operations of Aames Investment or of the financial position or the results of operations that would have been realized had the Reorganization transactions been consummated during the period or as of the dates for which the unaudited pro forma statements are presented.

These unaudited pro forma statements do not purport to represent what Aames Investment’s financial position and results of operations (a) would actually have been had the Reorganization transactions occurred on those dates or at the beginning of the period or (b) any future date or period.

The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and notes thereto for Aames Investment and Aames Financial, which are both included herein.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

	As of June 30, 2004
	Aames Financial Historical	Aames Investment Historical	Reorganization of Entities Under Common Control								Reorganized Aames Investment	IPO and Cash Payment To Existing Stockholders				Pro Forma Aames Investment
			Monetize Loans Held For Sale		Debt Redemption		Reorganization Related Expenses		Reorganization Consideration			Initial Public Offering		Payment To Existing Shareholders
ASSETS
Cash and cash equivalents	$22,461	$406	$75,000	(A)	$(64,396	)(B)	$(7,402	)(D)	$—		$26,069	$511,150	(F)	$(155,000	)(G)	$382,219
Loans held for sale, at lower of cost or market	1,012,165	—	—		—		—		—		1,012,165	—		—		1,012,165
Advances and other receivables, net	23,767	—	—		—		—		—		23,767	—		—		23,767
Residual interests, at estimated fair value	44,120	—	—		—		—		—		44,120	—		—		44,120
Deferred income taxes	21,885	—	—		—		—		—		21,885	—		—		21,885
Other	26,358	10	—		(589	)(C)	—		—		25,779	—		—		25,779

Total assets	$1,150,756	$416	$75,000		$(64,985)		$(7,402)		$—		$1,509,935	$511,150		$(155,000)		$1,509,935

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$78,283	$—	$—		$(64,396	)(B)	$—		$—		$13,887	$—		$—		$13,887
Revolving warehouse and repurchase facilities	886,433	—	75,000	(A)	—		—		—		961,433	—		—		961,433
Accrued obligation to existing stockholders	—	—	—		—		—		155,000	(E)	155,000			$(155,000	)(G)	—
Accounts payable and accrued expenses	55,845	—			—		—		—		55,845	—		—		55,845

Total liabilities	1,020,561	—	75,000		(64,396)		—		155,000		1,186,165	—		(155,000)		1,031,165

Stockholders’ equity	130,195	416	—		(589	)(C)	(7,402	)(D)	(155,000)		(32,380)	511,150	(F)	—		478,770

Total liabilities and stockholders’ equity	$1,150,756	$416	$75,000		$(64,985)		$(7,402)		$—		$1,153,785	$511,150		$(155,000)		$1,509,935

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in thousands, except per share data)

	Year Ended June 30, 2004
	Aames Financial Historical	Pro Forma Adjustments		Pro Forma Aames Investment
Interest income	$69,446	$—		$69,446
Interest expense	26,227	(3,542	)(H)	25,014
		1,740	(I)
		589	(J)

Net interest income	43,219	1,213		44,432
Other income:
Gain on sale of loans	208,447	—		208,447
Origination fees, net	53,354	—		53,354
Loan servicing	7,829	—		7,829

Total other income	269,630	—		269,630

Net interest income and other income	312,849	1,213		314,062
Operating expenses:
Personnel	160,169	6,424	(K)	182,937
		120	(L)
		15,153	(M)
		1,071	(N)
Production	35,113	—		35,113
General and administrative	44,527	(1,094	)(O)	44,411
		978	(P)

Total operating expenses	239,809	22,652		262,461

Income (loss) before income taxes	73,040	(21,439)		51,601
Provision (benefit) for income taxes	(17,674)	—		(17,674)

Net income (loss)	$90,714	$(21,439)		$69,275

Net income (loss) to common stockholders:
Basic	$77,660	$(8,385)		$69,275

Diluted	$92,804	$(23,529)		$69,275

Net income per common share:
Basic	$11.02	$0.96		$0.96

Diluted	$0.89	$0.95		$0.95

Dividends per common share	$—	$—		$—

Weighted average number of common shares outstanding:
Basic	7,049	65,466		72,515	(Q)

Diluted	104,364	(31,811)		72,553	(Q)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

PRESENTATION

The accompanying unaudited pro forma condensed consolidated balance sheet of Aames Investment Corporation and subsidiary (Aames Investment) as of June 30, 2004 and the unaudited pro forma condensed consolidated income statements for the year ended June 30, 2004 are based on the historical balance sheet and income statements of Aames Financial Corporation and subsidiaries (Aames Financial), assumes the completion of the IPO, the concurrent private placement and the completion of the Aames Financial/Newco and the Aames Financial/TRS merger comprising the Reorganization transactions and the application of the net proceeds, to the extent discernable, contractual or as otherwise factually supportable. No historical information for Aames Investment is presented, because it was formed on February 24, 2004 and will not commence operations until the Reorganization transactions occur.

The unaudited pro forma condensed consolidated balance sheet assumes all of the following occurred on June 30, 2004:

•	IPO of 50.5 million shares of common stock at $10.00 per share, with net proceeds of $464.7 million;

•	Concurrent private placement of 5.0 million shares of common stock at $10.00 per share, less underwriting discount, with net proceeds of $46.5 million;

•	Completion of the Aames Financial/Newco merger in the Reorganization and payment of $155.0 million to Aames Financial stockholders; and

•	Payment by Aames Financial from its own funds to redeem its outstanding $64.4 million of 5.5% convertible subordinated debentures due 2006.

The pro forma condensed consolidated balance sheet and income statements represent the consolidated balance sheet and income statements of Aames Investment and its subsidiary, Aames Financial, which will become a taxable REIT subsidiary of Aames Investment upon completion of the merger transactions.

ACCOUNTING TREATMENT

Aames Investment’s merger transactions with Aames Financial have been accounted for as a recapitalization—restructuring of entities under common control with no change in accounting basis.

In the opinion of Aames Investment’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited pro forma condensed consolidated balance sheet and statements of income are presented for illustrative purposes only and are not indicative of what the actual financial position and results of operations would have been had the IPO and other transactions described above occurred on June 30, 2004, nor does it purport to represent the future financial position and results of operations of Aames Investment.

NOTES AND MANAGEMENT ASSUMPTIONS:

(A) Represents cash raised through borrowings under Aames Financial’s revolving warehouse and repurchase agreements collateralized by unencumbered and eligible loans held for sale. Such cash to be used to fully redeem amounts outstanding under Aames Financial’s 5.5% convertible subordinated debentures.

(B) Represents the payment by Aames Financial through the use of its own cash of $64.4 million to fully redeem the 5.5% convertible subordinated debentures shortly after the IPO.

(C) Represents the write-off of $0.6 million of remaining unamortized debt issuance costs recorded at the time of the redemption of the 5.5% convertible subordinated debentures.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(D) Represents cash payments due as follows:

•	$6.4 million cash consideration paid to Series E preferred stock option holders due to Series E preferred options vesting and being redeemed in the Reorganization,

•	$1.0 million paid to Equifin Capital Partners due to the termination of its advisory services agreement with Aames Financial, and

(E) Represents the $155.0 million of consideration to be paid to Aames Financial stockholders in connection with the Reorganization which for pro forma presentation, is treated solely for illustrative purposes similar to a declared dividend. This pro forma adjustment assumes Aames Financial’s stockholders receive 50% of their Reorganization consideration in the form of Aames Investment common stock (and the other 50% in cash).

(F) Represents net cash proceeds from the IPO of 50.5 million shares of common stock at $10.00 per share, or $505.0 million, net of $40.4 million of estimated offering costs and 5.0 million shares of common stock at $10.00 per share, less underwriting discount, or $46.5 million. A reconciliation of the proceeds is as follows (in thousands):

IPO	$505,000
Offering costs	(40,350)
Concurrent private placement	46,500

Net cash proceeds	$511,150

(G) Represents $155.0 million of cash consideration paid to Aames Financial stockholders disbursed immediately after the consummation of the IPO assuming Aames Financial’s stockholders in the Reorganization receive 50% of their Reorganization consideration in the form of Aames Investment common stock (and the other 50% in cash). Assuming Aames Financial common stockholders elect to receive 100% of their Reorganization consideration in the form of Aames Investment common stock, cash consideration would be $145.0 million.

(H) Represents the reduction in interest expense of $3.5 million resulting from the redemption by Aames Financial of the 5.5% convertible subordinated debentures.

(I) Represents the $1.7 million increase in interest expense related to the $75.0 million of borrowings, collateralized by pledged eligible mortgage loans, by Aames Financial under its revolving warehouse and repurchase facilities in connection with the redemption of the 5.5% convertible subordinated debentures.

(J) Represents the $0.6 million increase in interest expense for the write-off of the remaining unamortized debt issuance costs recorded at the time of the redemption of the 5.5% convertible subordinated debentures.

(K) Represents the $6.4 million increase in personnel expense resulting from compensation recognition due to Series E stock options vesting in the merger.

(L) Represents the increase in personnel expense of $120,000 related to new employment contracts with certain executives resulting in the Reorganization and IPO.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(M) Represents the pro forma increase of $15.2 million in personnel expense during the year ended June 30, 2004 resulting from compensation recognition due to the cancellation of the Aames Financial 1999 stock option plan and, in connection therewith, the concurrent creation of the Aames Financial restricted stock plan and issuance of vested Aames Financial restricted stock units in exchange for cancelled Aames Financial in the money options, whether vested or unvested, immediately prior to the Reorganization. The Aames Financial restricted stock units will be exchanged for an equal number of Aames Investment restricted statements upon the completion of the Reorganization.

(N) Represents the pro forma increase of $1.1 million in personnel expense resulting from compensation recognition for vesting during the year ended June 30, 2004 resulting from Aames Investment initial restricted stock awards of 535,399 shares that are assumed to be granted on July 1, 2003.

(O) Represents the reduction in general and administrative expense of $1.1 million for advisory fees paid to Equifin Capital Partners that would have not otherwise been paid had the merger been effected at July 1, 2003.

(P) Represents the $1.0 million increase in general and administrative expense due to the termination of Aames Financial’s advisory agreement with Equifin Capital Partners.

(Q) Pro forma basic income per share and pro forma diluted income per share are calculated by dividing period net income by the weighted average basic and diluted shares outstanding, respectively. The pro forma weighted average number of basic and diluted common shares outstanding are presented in the table below assuming:

(1) Aames Financial stockholders receive 50% of their Reorganization consideration in Aames Investment common stock and 50% in cash (the default ratio for all consideration if no common stockholders make an all-stock election for the consideration payable on common shares); and

(2) Aames Financial common stockholders receive 100% of their Reorganization consideration in Aames Investment common stock (the scenario reflecting the maximum amount of Aames Investment common stock issuable in the Reorganization).

The pro forma weighted average number of basic and diluted common shares outstanding used to calculate pro forma basic and diluted net income per share under those assumptions were calculated as follows:

	(in thousands)
	1	2
Basic shares:
Shares issued in IPO	50,500	50,500
Shares issued in concurrent private placement	5,000	5,000
Shares issued in the Reorganization	15,500	16,515
Restricted shares	1,515	1,515

Basic shares	72,515	73,530

Diluted shares:
Basic shares	72,515	73,530
Shares from assumed exercise of common stock options	38	38

Diluted shares	72,553	73,568

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

As the execution of Aames Investment’s business plan is contingent upon the completion of the IPO and the concurrent private placement, it is assumed that the net available proceeds from this offering and the concurrent private placement are held as cash for purposes of this pro forma presentation rather than invested in mortgage loans and mortgage securities on a leveraged basis as contemplated by its business plan. Other significant differences in Aames Investment’s contemplated business plan versus the pro forma presentation include the retention in Aames Investment of a portion of loans originated by Aames Financial, which have historically been sold to third party investors and are a significant source of historical revenues.

In addition, retention of such loans in Aames Investment would generate additional qualifying interest income for purposes of the REIT gross income tests and would not be otherwise subject to corporate income tax, but would be subject to the REIT distribution requirements. As Aames Investment’s contemplated business plan assumes the merger transaction with Aames Financial as a taxable REIT subsidiary, the pro forma analysis indicates pro forma net income taxed at effective federal and state corporate tax rates. As a result, the pro forma financial data is not necessarily indicative of what its actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent future financial position or results of operations.

50,500,000 Shares

Aames Investment Corporation

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

CREDIT SUISSE FIRST BOSTON	FLAGSTONE SECURITIES

                 , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

The following table itemizes the expenses incurred by us in connection with this offering. All amounts are estimated except for the SEC registration fee and the NYSE Listing Fee.

SEC registration fee	$88,952.90
NYSE listing fee	250,000
NASD filing fee	30,500
Printing and engraving expenses	650,000
Legal fees and expenses	2,100,000
Accounting fees and expenses	250,000
Transfer agent and registrar fees and expenses	40,000
Miscellaneous	10,000

Total	$3,419,452.90

Item 32.	Sales to Special Parties

Not applicable.

Item 33.	Recent Sales of Unregistered Securities

In connection with our incorporation in February 2004, we sold 100 shares to Aames Financial at an aggregate price of $300,000 in a private placement transaction under Section 4(2) of the Securities Act. These 100 shares will be redeemed for the same price as the purchase price immediately prior to the completion of our initial public offering.

Concurrent with the closing of our initial public offering, we may sell to an affiliate of Friedman, Billings, Ramsey & Co., Inc., our sole book-running manager, up to 5,000,000 shares of our common stock in a private placement transaction under Section 4(2) of the Securities Act at a price equal to the initial public offering price less the underwriting discount.

Except for the foregoing transactions, there have been no sales of unregistered securities by us in the last three years.

Item 34.	Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of us in any of the capacities described above and any employee or agent of us or our predecessors.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.	Financial Statements and Exhibits

(a)	Financial Statements, all of which are included in the Prospectus:

See Index to Financial Statements.

(b)	Exhibits

See Exhibit Index.

Item 37.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on October 28, 2004.

AAMES INVESTMENT CORPORATION

By:	/s/ A. JAY MEYERSON*
A. Jay Meyerson
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ A. JAY MEYERSON* A. Jay Meyerson	Chief Executive Officer (Principal Executive Officer)	October 28, 2004

/S/ RONALD J. NICOLAS, JR.* Ronald J. Nicolas, Jr.	Executive Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	October 28, 2004

/S/ JON D. VAN DEUREN* Jon D. Van Deuren	Senior Vice President—Finance and Chief Accounting Officer (Principal Accounting Officer)	October 28, 2004

/S/ JOHN F. MADDEN, JR. John F. Madden, Jr.	Director	October 28, 2004

* By John F. Madden, Jr.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

2.1	Form of Agreement and Plan of Merger*

3.1	Form of Articles of Amendment and Restatement**

3.2	Bylaws**

4.1	Common Stock Certificate*

5.1	Opinion of Venable LLP regarding the validity of the securities being registered***

8.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding tax matters***

10.1	Form of Aames Investment Equity Incentive Plan**

10.2	Form of Aames Financial 2004 Equity Incentive Plan**

10.3	Form of Registration Rights and Governance Agreement among Specialty Finance Partners, Capital Z Management LLC and Aames Investment Corporation**

10.4	Form of Employment Agreement between Aames Investment Corporation and A. Jay Meyerson*****

10.5	Form of Aames Investment Indemnification Agreement with directors and executive officers****

10.6	Master Repurchase Agreement, dated as of August 5, 2004, among Bear Stearns Mortgage Capital Corporation, Aames Capital Corporation, Aames Investment Corporation, and Aames Funding Corporation*****

10.7	Form of Stock Purchase Agreement by and among Aames Investment Corporation, Friedman, Billings, Ramsey Group, Inc., Aames Financial Corporation, Aames TRS, Inc. and Aames Newco, Inc.

10.8	Form of Registration Rights Agreement by and between Aames Investment Corporation, Inc. and Friedman, Billings, Ramsey Group, Inc.

21.1	List of Subsidiaries**

23.1	Consent of Venable LLP (included as part of Exhibit 5.1)

23.2	Consent of Ernst & Young LLP (Aames Financial Corporation and Aames Investment Corporation)

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included as part of Exhibit 8.1)

24.1	Power of Attorney (included on signature page of this registration statement filed with the Commission on March 24, 2004)

*	Included as an exhibit to Amendment No. 3 to this registration statement filed with the SEC on September 7, 2004.
**	Included as an exhibit to Amendment No. 2 to this registration statement filed with the SEC on July 22, 2004.
***	Included as an exhibit to Amendment No. 5 to this registration statement filed with the SEC on October 6, 2004.
****	Included as an exhibit to Amendment No. 6 to this registration statement filed with the SEC on October 14, 2004.
*****	Included as an exhibit to Amendment No. 8 to this registration statement filed with the SEC on October 27, 2004.